 Filed Pursuant to Rule 424(b)(1)
 Registration Number 333-236334
Prospectus supplement
(to Prospectus dated August 12, 2020)
20,000,000 shares
Vertiv Holdings Co
Common stock
$15.25 per share
The selling stockholder named in this prospectus supplement (the “selling stockholder”) is offering 20,000,000 shares of our Class A common stock, par value $0.0001 per share (the “Class A common stock”). We will not receive any proceeds from the sale of the shares being sold by the selling stockholder. See “Use of Proceeds”.
Our Class A common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “VRT.” On August 12, 2020, the last sale price of our Class A common stock as reported on the NYSE was $15.76 per share.
Investing in our Class A common stock involves risks. See “Risk Factors” starting on page S-11 of this prospectus supplement, those included in the accompanying prospectus and those incorporated by reference in the prospectus supplement to read about risks you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission (“SEC”) nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.
	Per share	Total(1)
Public offering price	$15.2500	$305,000,000
Underwriting discounts and commissions(2)	$0.4575	$9,150,000
Proceeds to selling stockholder (before expenses)	$14.7925	$295,850,000
(1)   Assumes no exercise of the underwriters’ option to purchase additional shares described below.
(2)   See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.
The underwriters may also exercise their option to purchase up to 3,000,000 of additional shares from the selling stockholder at the public offering price, less the underwriting discount and commissions, for 30 days after the date of this prospectus supplement. We will not receive any proceeds from the sale of shares by the selling stockholder as a result of the underwriters’ option to purchase additional shares.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements. See “Prospectus Summary—Emerging Growth Company” in the accompanying prospectus for further information.
The underwriters expect to deliver the shares against payment to purchasers on or about August 17, 2020.
Joint Book-Running Managers
J.P. Morgan	Goldman Sachs & Co. LLC
BofA Securities	Citigroup	Evercore ISI
Co-Manager
Guggenheim Securities
Prospectus supplement dated August 12, 2020

PROSPECTUS SUPPLEMENT
PROSPECTUS

i

LEGAL MATTERS	128
EXPERTS	128
CHANGE IN AUDITOR	129
WHERE YOU CAN FIND MORE INFORMATION	129
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that the selling stockholder is currently offering, the selling stockholder and the plan of distribution. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Generally, the term “prospectus” refers to both parts combined, including information that is incorporated by reference into this prospectus supplement and the accompanying prospectus.
If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.
None of the Company, the selling stockholder or the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The Company, the selling stockholder, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, the selling stockholder is not and the underwriters are not, making an offer to sell shares of our Class A common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than its date, regardless of the time of delivery of this prospectus supplement or any shares of our Class A common stock. You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.
This prospectus supplement is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. This prospectus supplement contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described under “Where you can find more information” in the accompanying prospectus.
On February 7, 2020 (the “Closing Date”), Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of December 10, 2019 (the “Merger Agreement”), by and among the Company, Vertiv Holdings, LLC, a Delaware limited liability company (“Vertiv Holdings”), VPE Holdings, LLC, a Delaware limited liability company (the “Vertiv Stockholder”), Crew Merger Sub I LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“First Merger Sub”), and Crew Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“Second Merger Sub”). As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity (the “First Merger”) and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC” (the “Second Merger” and, collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). We are a holding company without any direct operations and have no significant assets other than our ownership interest in Vertiv Holdings, LLC.
Emerson Electric Co. (“Emerson”) operated Vertiv’s business as part of its broader corporate organization prior to the separation of Vertiv in the fiscal fourth quarter of 2016 (the “Separation”).
Unless the context indicates otherwise, references to “the Company,” “we,” “us” and “our” refer to Vertiv Holdings Co, a Delaware corporation, and its consolidated subsidiaries following the Business Combination. “GSAH” refers to GS Acquisition Holdings Corp prior to the Business Combination. “Vertiv” refers to Vertiv Holdings, LLC and its subsidiaries prior to the Business Combination.

S-i

MARKET, RANKING AND OTHER INDUSTRY DATA
Certain market, ranking and industry data included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our products and services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate, which, in each case, we believe are reliable.
We are responsible for all of the disclosure included or incorporated by reference in this prospectus supplement and the accompanying prospectus and, while we believe the data from these sources to be accurate and complete, neither we, nor the selling stockholder, nor the underwriters have independently verified data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products and services.
Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors” and those incorporated by reference herein and the accompanying prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-looking Statements.”
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus supplement and the accompanying prospectus contain some of our trademarks, service marks and trade names, including, among others, Vertiv, Liebert, Chloride, NetSure, Geist, Energy Labs and Avocent. Each one of these trademarks, service marks or trade names is either (i) our registered trademark, (ii) a trademark for which we have a pending application, or (iii) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus supplement and the accompanying prospectus belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus supplement are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.
NON-GAAP FINANCIAL MEASURES
Our financial statements included in this prospectus supplement and the accompanying prospectus have been prepared in accordance with GAAP. We have included certain non-GAAP financial measures in this prospectus supplement and the accompanying prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G and Section 10(e) of Regulation S-K, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes

S-ii

amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, we have provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because our management uses these financial measures in monitoring and evaluating our ongoing results and trends.
Our non-GAAP financial measures include:
•
EBITDA, which represents earnings (loss) from continuing operations before interest expense, income tax expense (benefit), and depreciation and amortization;

•
Adjusted EBITDA, which represents EBITDA, adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of on-going operations; and

•
Free Cash Flow, which represents cash flows from operating activities, less capital expenditures and investments in capitalized software, plus proceeds from disposition of plant, property and equipment.

EBITDA, Adjusted EBITDA and Free Cash Flow are not recognized terms under GAAP and do not purport to be an alternative measure to net income from continuing operations, net sales and cash flows from operating activities (the most directly comparable GAAP measures). Additionally, EBITDA, Adjusted EBITDA and Free Cash Flow are not intended to be measures of free cash flow available for management’s discretionary use, as these metrics do not consider certain cash requirements, such as tax payments and debt service requirements. We believe that presenting these measures may help investors better understand our financial performance in connection with their analysis of our business. EBITDA, Adjusted EBITDA and Free Cash Flow should be considered in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments used to define Adjusted EBITDA in this prospectus. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, because not all companies use identical calculations, the presentations of EBITDA, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled measures of other companies.
EBITDA, Adjusted EBITDA and Free Cash Flow have limitations as analytical tools, and you should not consider each in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations of EBITDA and Adjusted EBITDA are:
•
they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
they do not reflect changes in, or cash requirements for, our working capital needs;

•
they do not reflect the interest expense, or the cash requirements necessary to service interest on our debt;

•
they do not reflect our income tax expense or the cash requirements to pay our taxes;

•
although depreciation, accretion and amortization are non-cash charges, the assets being depreciated, accreted and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies in our industry may measure EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Free Cash Flow should not be considered as an alternative to cash flows from operating activities or any other measure of liquidity.

S-iii

See “Prospectus Supplement Summary—Summary Historical Consolidated and Combined Financial and Other Data” in this prospectus supplement for a reconciliation of these measures to our most directly comparable GAAP measures, and “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus.

S-iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement and the accompanying prospectus contain statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, capital structure, dividends, indebtedness, business strategy and plans and objectives of management for future operations, including as they relate to the anticipated effects of the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus supplement words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company discusses its strategies or plans, including as they relate to the Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company’s management.
The forward-looking statements contained in this prospectus supplement are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause such differences include, but are not limited to factors relating to the business, operations and financial performance of the Company and its subsidiaries, including: global economic weakness and uncertainty; risks relating to the continued growth of the Company’s customers’ markets; failure to meet or anticipate technology changes; the unpredictability of the Company’s future operational results; disruption of the Company’s customers’ orders or the Company’s customers’ markets; less favorable contractual terms with large customers; risks associated with governmental contracts; failure to mitigate risks associated with long-term fixed price contracts; risks associated with information technology disruption or security; risks associated with the implementation and enhancement of information systems; failure to properly manage the Company’s supply chain or difficulties with third-party manufacturers; competition in the infrastructure technologies industry; failure to realize the expected benefit from any rationalization and improvement efforts; disruption of, or changes in, the Company’s independent sales representatives, distributors and original equipment manufacturers; failure to obtain performance and other guarantees from financial institutions; failure to realize sales expected from the Company’s backlog of orders and contracts; changes to tax law; ongoing tax audits; risks associated with future legislation and regulation of the Company’s customers’ markets both in the United States and abroad; costs or liabilities associated with product liability; the Company’s ability to attract, train and retain key members of its leadership team and other qualified personnel; the adequacy of the Company’s insurance coverage; a failure to benefit from future acquisitions; failure to realize the value of goodwill and intangible assets; the global scope of the Company’s operations; risks associated with the Company’s sales and operations in emerging markets; exposure to fluctuations in foreign currency exchange rates; the Company’s ability to comply with various laws and regulations and the costs associated with legal compliance; adverse outcomes to any legal claims and proceedings filed by or against us; the Company’s ability to protect or enforce its proprietary rights on which its business depends; third party intellectual property infringement claims; liabilities associated with environmental, health and safety matters; risks associated with the COVID-19 pandemic; risks associated with the Company’s limited history of operating as an independent company; and net losses in future periods; and other risks and uncertainties indicated in this prospectus supplement and the accompanying prospectus, including those under the heading “Risk Factors,” and that may be set forth in any applicable prospectus supplement under any similar caption. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

S-v

Forward-looking statements included in this prospectus supplement and the accompanying prospectus speak only as of the date of this prospectus supplement or any earlier date specified for such statements, as applicable. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

S-vi

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in the prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward Looking Statements,” “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus supplement and the accompanying prospectus before making an investment decision. The definition of some of the terms used in this prospectus supplement and the accompanying prospectus are set forth under the section “Selected Definitions” in the accompanying prospectus.
Business summary
Who we are
We are a global leader in the design, manufacturing and servicing of critical digital infrastructure technology that powers, cools, deploys, secures and maintains electronics that process, store and transmit data. We provide this technology to data centers, communication networks and commercial & industrial environments worldwide.
We aim to help create a world where critical technologies always work, and where we empower the vital applications of the digital world.
Our business
We have a suite of comprehensive offerings, innovative solutions and a leading service organization that supports a diversified group of customers, which we deliver from engineering, manufacturing, sales and service locations in more than 45 countries across the Americas, Asia Pacific and Europe, the Middle East and Africa (“EMEA”). We provide the hardware, software and services to facilitate an increasingly interconnected marketplace of digital systems where large amounts of indispensable data need to be transmitted, analyzed, processed and stored. Whether this growing quantity of data is managed centrally in cloud/hyperscale locations, distributed at the so-called “edge” of the network, processed in an enterprise location or managed via a hybrid platform, the underpinnings and operations of all those locations rely on our critical digital infrastructure and services.
We have a broad range of offerings, which include power management products, thermal management products, integrated rack systems, modular solutions, and management systems for monitoring and controlling digital infrastructure. These comprehensive offerings are integral to the technologies used for a number of services, including e-commerce, online banking, file sharing, video on-demand, energy storage, wireless communications, Internet of Things (“IoT”) and online gaming. In addition, through our global services network, we provide lifecycle management services, predictive analytics and professional services for deploying, maintaining and optimizing these products and their related systems.
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments. Within these areas we serve a diverse array of industries, including social media, financial services, healthcare, transportation, retail, education and government. We approach these industries and end users through our global network of direct sales professionals, independent sales representatives, channel partners and original equipment manufacturers. Many of our installations are completed in collaboration with our customers and we work with them from the initial planning phase through delivery and servicing of the completed solution. This depth of interaction supports key customer relationships, sometimes spanning multiple decades. Our most prominent brands include Liebert, NetSure, Geist and Avocent.
Our business is organized into three segments according to our main geographic regions—the Americas, Asia Pacific and EMEA—and we manage and report our results of operations across these three business segments.

For the year ended December 31, 2019, Vertiv’s revenue was $4,431.2 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the year ended December 31, 2018 of  $4,285.6 million. For the six months ended June 30, 2020, our revenue was $1,903.0 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the six months ended June 30, 2019 of  $2,188.9 million.
Our offerings
We design, manufacture and service critical digital infrastructure technology for data centers, communication networks and commercial/industrial environments. Our principal offerings include: (1) critical infrastructure and solutions, (2) integrated rack solutions and (3) services and spares:
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Critical infrastructure & solutions

We identify delivery of products as performance obligations within the critical infrastructure & solutions offering. Such products include AC and DC power management, thermal management, and modular hyperscale type data center sites.
•
Integrated rack solutions

Performance obligations within integrated rack solutions include the delivery of racks, rack power, rack power distribution, rack thermal systems, configurable integrated solutions, and hardware for managing I.T. equipment.
•
Services & spares

Services include preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and critical digital infrastructure software.
Our customers
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments.
Data centers:   The primary purpose of a data center is to process, store and distribute data. There are a host of different sizes and types of data centers, but primarily they can be broken down into the following classifications:
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Cloud/Hyperscale:   These facilities are massive in scale and are primarily used to support off-premise cloud applications. This portion of the industry is growing rapidly. Examples of companies in this space include Microsoft Azure, Amazon Web Services and Google Cloud.

•
Colocation:   These facilities range in size and offer users a location where they can place their information technology (“I.T.”) equipment, while the building and critical digital infrastructure is owned by the colocation company. This portion of the industry is growing rapidly. Examples of companies in this space include Digital Realty and Equinix.

•
Enterprise:   This classification refers to the “Fortune 1000” type businesses that have their own on-premises data centers. Examples of companies in this space include Goldman Sachs, J.P. Morgan, Walmart and Cleveland Clinic. We have found that the growth of the enterprise market, based on data centers and square footage, has generally been flat for the past three years.

•
Edge:   These types of data centers are at the infancy stage of their development and will be utilized by all of the aforementioned categories in the future. These locations are decentralized by nature and located closer to where the data is being demanded (i.e., towards the edge of the network). This market is small today, but the opportunities for growth in this space are expected to increase as the proliferation of connected devices and data storage needs continue to grow in the future.

Communication networks:   This space is comprised of wireline, wireless and broadband companies. These companies create content and are ultimately responsible for distributing voice, video and data to businesses and consumers. They deliver this data through an intricate network of wireline and wireless mediums. Additionally, some of these companies’ locations act as data centers where the data is delivered and also processed and stored. This sector has a generally low single digit growth profile.
Commercial/Industrial:   This space is comprised of those applications that are tied to a company’s critical systems. Examples include transportation, manufacturing, oil and gas, etc. These applications are growing in their need for intelligent infrastructure and may be regulated or need to pass some level of compliance. The growth in this area generally tracks gross domestic product.
Backlog
The backlog consists of product and service orders for which a customer purchase order or purchase commitment has been received and which have not yet been delivered.
Vertiv’s estimated combined order backlog was approximately $1,752.4 million and $1,428.9 million as of June 30, 2020 and 2019, respectively. Orders may be subject to cancellation or rescheduling by the customer. The following table shows estimated backlog by business segment at June 30, 2020 and June 30, 2019, respectively.
	As of June 30,
(Dollars in millions)	2020	2019
Americas	$805.9	$720.5
Asia Pacific	455.1	319.2
EMEA	491.4	389.2
Total Backlog	$1,752.4	$1,428.9
Vertiv’s estimated combined order backlog was approximately $1,401.2 million and $1,502.0 million as of December 31, 2019 and 2018, respectively. The following table shows estimated backlog by business segment at December 31, 2019 and 2018, respectively.
	As of December 31,
(Dollars in millions)	2019	2018
Americas	$701.8	$806.8
Asia Pacific	297.3	281.3
EMEA	402.1	413.9
Total Backlog	$1,401.2	$1,502.0
The vast majority of the combined backlog as of June 30, 2020 is considered firm and is expected to be shipped within one year. We do not believe that our backlog estimates as of any date are necessarily indicative of our revenues for any future period. Backlog estimates are subject to a number of risks. See “Risk Factors—Risks Relating To Our Business—We May Not Realize All of the Sales Expected From Our Backlog of Orders and Contracts” in the accompanying prospectus.
Due to the variability of shipments under large contracts, customers’ seasonal installation considerations and variations in product mix and in profitability of individual orders, we can experience significant quarterly fluctuations in revenue and operating income. These fluctuations are expected to continue in the future. Consequently, it may be more meaningful to focus on annual rather than interim results.
Recent developments
For a description on recent developments, including those relating to the COVID-19 pandemic and the significant uncertainties it has caused for the global economy and our business activity, see “Vertiv Holdings’ Management’s

Discussion and Analysis of Financial Condition and Results of Operations—Recent developments” in the accompanying prospectus.
Risk factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” on page S-11 of this prospectus supplement, on page 11 of the accompanying prospectus and those incorporated by reference herein, that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business.
Corporate information
We were incorporated on April 25, 2016 as a Delaware corporation under the name “GS Acquisition Holdings Corp” and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On February 7, 2020, in connection with the consummation of the Business Combination, we changed our name to “Vertiv Holdings Co.” Our principal executive offices are located at 1050 Dearborn Drive, Columbus, Ohio, 43085, and our telephone number is (614) 888-0246. Our website is www.vertiv.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

THE OFFERING
The summary below describes the principal terms of this offering. The “Description of Securities” section in the accompanying prospectus contains a more detailed description of the Class A common stock. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page S-11 of this prospectus supplement and on page 11 of the accompanying prospectus.
Shares of Class A common stock offered by us
We are not selling any Class A common stock in this offering.
Shares of Class A common stock offered by the selling stockholder
20,000,000 shares (or 23,000,000 shares if the underwriters exercise their option to purchase additional shares in full).
Shares of Class A common stock to be outstanding as of August 4, 2020, immediately after this offering
We will have 328,411,705 shares of Class A common stock issued and outstanding (regardless of whether the underwriters exercise their option to purchase additional shares).
Option to purchase additional shares of Class A common stock
The selling stockholder has granted the underwriters the option to purchase up to an additional 3,000,000 shares of Class A common stock within 30 days from the date of this prospectus supplement from the selling stockholder at the public offering price, less the underwriting discount and commissions. We will not receive any proceeds from the sale of shares by the selling stockholder as a result of the underwriters’ option to purchase additional shares.
Use of Proceeds
The selling stockholder will receive all of the net proceeds from the sale of Class A common stock offered under this prospectus supplement. Accordingly, we will not receive any proceeds from the sale of the Class A common stock to be offered by the selling stockholder, including pursuant to the underwriters’ exercise of their option to purchase additional shares. While we have agreed to pay certain offering expenses for the selling stockholder incurred in connection with this offering, the selling stockholder will bear all commissions and discounts, if any, from the sale of our Class A common stock pursuant to this prospectus supplement. See “Use of Proceeds” and “Underwriting”.
Lock-up Agreements
Each of our officers and directors, the selling stockholder and certain of our significant stockholders of our Class A common stock have entered into a lock-up agreement with the underwriters, which prohibits them from selling their shares of Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (other than in this offering) for a period ending at the close of business 90 days from the date of pricing of this offering. See “Underwriting” for more information on these agreements.
In addition, upon completion of the Business Combination, on the Closing Date (x) each of the founder shares that are owned by GS

Sponsor LLC, a Delaware limited company, Cote SPAC 1 LLC, a Delaware limited liability company and Mr. James Albaugh, Mr. Roger Fradin and Mr. Steven S. Reinemund, GSAH’s independent directors prior to the Business Combination (collectively, the “Initial Stockholders”), were each subject to certain restrictions on transfer until the termination of the applicable lock-up periods with respect to such shares on February 7, 2021 or sooner, if certain conditions with respect to the sale price of the Class A common stock are met, which such conditions were met and upon which such lockup restrictions were terminated on July 31, 2020, and (y) the shares of Class A common stock that are owned by VPE Holdings, LLC, a Delaware limited liability company, who is the selling stockholder, were subject to certain restrictions on transfer until the expiration of the applicable lock-up period with respect to such shares on August 5, 2020.
As of the date of this prospectus supplement, other than the lockup agreements described under “Underwriting” of this prospectus supplement, no shares of Class A common stock were subject to a lock-up. In addition, 33,533,301 shares of our Class A common stock are issuable upon the exercise of our 33,533,301 warrants outstanding as of August 4, 2020.
See “Business Combination—Related Agreements” and “Securities Act Restrictions on Resale of Securities—Lock-up Agreements” in the accompanying prospectus for further discussion of the restrictions and the lock-ups.
Dividend Policy
We expect to initiate an annual dividend of  $0.01 per share of our Class A common stock. We are a holding company without any direct operations and have no significant assets other than our ownership interest in Vertiv Holdings, LLC. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. The declaration and payment of dividends is also at the discretion of our Board of Directors and depends on various factors including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors. See “Dividend Policy” in the accompanying prospectus.
NYSE Ticker Symbol for our Class A common stock
“VRT”
The number of shares of Class A common stock outstanding immediately after this offering does not reflect any issuance of the Class A common stock upon conversion of Company’s redeemable warrants (the “warrants”).
Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase from the selling stockholder up to 3,000,000 shares of Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA
The following tables summarize our historical consolidated and combined financial data for the periods and as of the dates indicated. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in the accompanying prospectus. Our historical results for any prior period are not necessarily indicative of results we may expect or achieve in any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
In connection with the Business Combination, Vertiv was determined to be the accounting acquirer. Following the Business Combination, GSAH was renamed “Vertiv Holdings Co” and adopted Vertiv’s presentation of its historical consolidated financial data.
The summary historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Vertiv Holdings’ consolidated financial statements and related notes thereto included in the accompanying prospectus.
(in millions except per share data)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Consolidated and Combined Statement of Earnings Data
Net sales
Net sales	$1,903.0	$2,188.9	$4,431.2	$4,285.6	$3,879.4
Costs and expenses
Cost of sales	1,269.6	1,474.6	2,978.2	2,865.2	2,566.8
Selling, General and administrative expenses	491.2	549.7	1,100.8	1,223.8	1,086.0
Loss on extinguishment of debt(1)	174.0	—	—	—	—
Other deductions, net	83.8	67.0	146.1	178.8	254.4
Interest expense	99.1	156.4	310.4	288.8	379.3
Earnings (loss) from continuing operations before income taxes	(214.7)	(58.8)	(104.3)	(271.0)	(407.1)
Income tax expense (benefit)	28.0	34.5	36.5	49.9	(19.7)
Earnings (loss) from continuing operations	(242.7)	(93.3)	(140.8)	(320.9)	(387.4)
Earnings (loss) from discontinued operations, net of income taxes	—	—	—	6.9	17.8
Net earnings (loss)	$(242.7)	$(93.3)	$(140.8)	$(314.0)	$(369.6)
Earnings (loss) per share (basic and diluted)	(0.85)	(0.79)	(1.19)	(2.66)	(3.13)
(1)   The loss on extinguishment of debt for the six-month period ended June 30, 2020 represents costs incurred in the refinancing and pay down of the Company’s long-term debt. The loss includes $99.0 million write-off of deferred financing fees and $75.0 million early redemption premium on high interest notes, for a total refinancing cost of  $174.0 million.

(in millions)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Consolidated and Combined Cash Flow Data:
Net cash provided by (used for) operating activities	$(121.7)	$(81.6)	$57.5	$(221.9)	$(49.6)
Net cash provided by (used for) investing activities	(19.4)	(28.6)	(65.3)	(207.7)	1,058.1
Net cash provided by (used for) financing activities	293.5	4.9	14.8	245.1	(874.1)
Purchase of property, plant and equipment	(13.2)	(23.0)	(47.6)	(64.6)	(36.7)
Consolidated and Combined Balance Sheet Data (at end of period):
Cash	$369.7	$110.1	$223.5	$215.1	$388.0
Working capital(1)	762.7	434.3	497.7	488.9	539.2
Total current assets	2,203.2	1,992.6	2,017.4	2,095.3	1,988.1
Property, plant and equipment, net	407.1	430.1	428.2	441.7	462.8
Total assets	4,729.9	4,727.4	4,657.4	4,794.4	4,808.5
Total equity	350.9	(638.2)	(704.8)	(540.3)	(129.6)
Total debt	2,409.0	3,445.8	3,467.3	3,427.8	3,159.6

(1)
We define working capital as current assets less current liabilities.

Other financial data:
(in millions)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
EBITDA(1)	$(15.1)	$198.2	$409.0	$234.8	$259.0
Adjusted EBITDA(1)	$215.2	$256.4	$541.5	$502.4	$500.0
Free Cash Flow(2)	$(141.1)	$(110.2)	$(7.8)	$(309.7)	$(94.0)
(1)   EBITDA, a non-GAAP measure used to measure operating performance, is defined as earnings (loss) from continuing operations before interest expense, income tax expense (benefit), and depreciation and amortization. Adjusted EBITDA, a non-GAAP measure used to measure operating performance, is defined as EBITDA adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations.
Each of the above described EBITDA-based measures are not presentations made in accordance with GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity. Additionally, each such measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under GAAP. The Company compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these EBITDA-based measures may not be comparable to other similarly titled measures of other companies. See “Non-GAAP Financial Measures.”
The Company believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.
The Company believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about certain items that we do not expect to continue at the same level in the future as well as others. The Company believes this measure is helpful to investors because it allows period-to-period comparisons of the Company’s ongoing operating results. The information can also be used to perform trend analyses and to better identify operating trends that may otherwise be masked or distorted. Finally, the Company believes such information provides a higher degree of transparency. EBITDA and Adjusted EBITDA are calculated as follows:

(in millions)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net loss	$(242.7)	$(93.3)	$(140.8)	$(314.0)	$(369.6)
Earnings (loss) from discontinued operations—net of income tax	—	—	—	6.9	17.8
Net loss from continuing operations	(242.7)	(93.3)	(140.8)	(320.9)	(387.4)
Interest expense	99.1	156.4	310.4	288.8	379.3
Income tax expense (benefit)	28.0	34.5	36.5	49.9	(19.7)
Depreciation and amortization	100.5	100.6	202.9	217.0	286.8
EBITDA	(15.1)	198.2	409.0	234.8	259.0
Loss on extinguishment of debt(a)	174.0	—	—	—	—
SPAC transaction costs(b)	21.4	—	—	—	—
Equity-based compensation(c)	3.2	—	—	—	—
Capitalized software write-off(d)	12.3	—	—	—	—
Cost to achieve operational initiatives(e)	4.3	21.2	51.8	99.9	83.5
Digital project implementation costs(f)	10.1	24.7	44.7	75.5	6.9
Transition costs(g)	3.6	9.0	16.1	70.7	104.4
Foreign currency (gains)/losses(h)	—	(1.8)	(1.4)	(5.4)	11.2
Contingent consideration(i)	—	—	—	(10.0)	(17.9)
Acquisition costs(j)	—	—	0.5	7.1	—
Advisory fee(k)	0.5	3.7	6.2	5.0	19.2
Impact of purchase accounting(l)	0.9	0.9	2.0	5.9	33.1
Reserve for customer dispute(m)	—	—	—	7.3	—
Loss on asset disposals(n)	—	0.5	0.5	3.1	0.6
Reserve for warranty item(o)	—	—	4.4	8.5	—
Product line rationalization(p)	—	—	7.7	—	—
Adjusted EBITDA	$215.2	$256.4	$541.5	$502.4	$500.0
(a)   Represents costs incurred in the refinancing and pay down of our long-term debt. Includes $99.0 million write-off of deferred financing fees and $75.0 million early redemption premium on high interest notes, for a total refinancing cost of  $174.0 million.
(b)   Represents transaction costs related to the Business Combination.
(c)   Concurrent with the close of the reverse merger on February 7, 2020, represents compensation expense related to equity awards granted to certain employees and directors of the business.
(d)   Represents the write-off of capitalized software costs that were incurred due to a strategic shift related to the Company’s enterprise resource planning (“ERP”) platform that was being implemented in the Americas segment.
(e)   Cost to achieve operational initiatives encompass both transformation efforts and restructuring, as a result of major activities designed to enhance the efficiency of a business unit, department or function. Restructuring costs include expenses associated with our efforts to improve operational efficiency and deploy assets to remain competitive on a worldwide basis. Transformation efforts primarily include third party advisory and consulting fees that relate to activities contemplated in connection with the Separation from Emerson and are expected to be significantly complete by 2020. Due to the volatility of restructuring and transformation costs and because these costs were incremental and materially related to specific transformative activities after its Separation from Emerson, we do not view these costs as indicative of future ongoing operations of the business.
(f)   Investments in global digital and IT systems to drive efficiency, speed and cost reductions. These adjustments are substantially comprised of acquiring and implementing critical information and accounting systems required post Separation from Emerson. The projects for each of these initiatives span multiple years due to the significance and complexity of the activities. However, we do not believe that these costs are indicative of ongoing operations.
(g)   Beginning in the first quarter of 2020, transition costs primarily relate to Sarbanes-Oxley Act implementation which is a public company cost resulting from the Business Combination. Historically, transition costs were primarily made up of professional fees and other costs related to establishing the business as a stand-alone company, including rebranding, following the Separation from Emerson. Expenses to facilitate the Separation from Emerson were incurred the first three years post acquisition and therefore are not indicative of future ongoing operations of the business.
(h)   Beginning in the first quarter of 2020 and going forward, we will not adjust for foreign currency gains and losses which were $4.6 million during the six months ended June 30, 2020. Historically, we adjusted foreign currency gains and losses as well as losses on hedges of balance sheet exposures that did not receive deferral accounting in order to provide further clarity to trends in our business.

(i)   Adjustments to contingent consideration were recorded in relation to the acquisition of Energy Labs, Inc. (“Energy Labs”), as described in Note 2—Acquisitions, in Vertiv’s consolidated financial statements. As the magnitude and volatility of changes in the fair value of contingent consideration vary significantly from period to period based on the arrangements related to specific acquisitions, we do not believe the adjustments are reflective of our ongoing operations.
(j)   Represents a charge to cost of sales and inventory related to discontinuation of a product line as a result of the acquisition of Geist, a leading manufacturer of rack power distribution units, intelligent power, management, environmental monitoring and infrastructure management solutions for data centers, in 2018.
(k)   Advisory fee paid to an affiliate of Vertiv, inclusive of fees associated with specific financing arrangements. The amount was pro-rated for the periods prior to the Business Combination. Such fee is not continuing post-Business Combination.
(l)   Represents the purchase accounting related to fair value adjustments to deferred revenue, inventory and rent expense on the opening balance sheets of business acquisitions. We believe that such adjustment is useful to investors to better identify trends in our business.
(m)   Represents a reserve for an on-going customer payment dispute related to a large project completed in the Americas.
(n)   Beginning in the first quarter of 2020 and going forward, we have not had and will not adjust for gains and losses on asset disposals.
(o)   Represents the warranty reserve for a specific, large unusual claim incurred during 2018.
(p)   Represents the reserve for obsolete inventory related to a strategic shift.
(2)   Free Cash Flow a non-GAAP measure and is calculated as follows:
(in millions)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net cash provided by (used for) operating activities	$(121.7)	$(81.6)	$57.5	$(221.9)	$(49.6)
Capital expenditures	(13.2)	(23.0)	(47.6)	(64.6)	(36.7)
Investments in capitalized software	(6.2)	(10.6)	(22.7)	(41.2)	(7.7)
Proceeds from disposition of property, plant and equipment	—	5.0	5.0	18.0	—
Free Cash Flow	$(141.1)	$(110.2)	$(7.8)	$(309.7)	$(94.0)

RISK FACTORS
Investing in our Class A common stock involves risks and uncertainties. Prior to making a decision about investing in our Class A common stock, you should carefully consider each of the risk factors as described below and as discussed under the heading “Risk Factors” in the accompanying prospectus, including “Cautionary Statement Regarding Forward-Looking Statements,” “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in the accompanying prospectus. Any of these risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. If any of these risks actually occurs, our business, results of operations, financial condition, liquidity and cash flows could suffer. In that case, the trading price of our shares common stock could decline, and you could lose all or a part of your investment.
Risks Related to Our Business
For risks related to our business, see “Risk Factors” in the accompanying prospectus.
Risks Related to the Offering and Ownership of Our Class A Common Stock
The trading price of our Class A common stock may be volatile and may decline regardless of our operating performance.
The trading price of our Class A common stock has in the past, and may in the future, fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:
•
actual or anticipated variations in our quarterly operating results;

•
results of operations that vary from the expectations of securities analysts and investors;

•
changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•
changes in market valuations of similar companies;

•
changes in the markets in which we operate;

•
announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•
announcements by third parties of significant claims or proceedings against us;

•
additions or departures of key personnel;

•
actions by stockholders, including this offering by the selling stockholder of its shares of our Class A common stock;

•
speculation in the press or investment community;

•
general market, economic and political conditions, including an economic slowdown;

•
uncertainty regarding economic events, including in Europe in connection with the United Kingdom’s departure from the European Union;

•
changes in interest rates;

•
our operating performance and the performance of other similar companies;

•
our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

•
new legislation or other regulatory developments that adversely affect us, our markets or our industry.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. The global stock markets have experienced, and may continue to experience, significant volatility as a result of the COVID-19 pandemic, and the price of our Class A common stock has been volatile and has experienced significant declines in recent months. The COVID-19 pandemic and the significant uncertainties it has caused for the global economy, business activity and business confidence have had, and are likely to continue to have, a significant effect on the market price of securities generally, including our Class A common stock. The impact of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this prospectus supplement and those contained in the accompanying prospectus.
Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our management team from our business regardless of the outcome of such litigation.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the market price of our Class A common stock to decline.
As of the date of this prospectus supplement, there are no restrictions on transfer by our large shareholders other than the applicable securities laws and the lock-up agreements described under “Underwriting” of this prospectus supplement. Although some of our large shareholders were subject to a lock-up, their lock-up periods have already ended prior to the date of this prospectus supplement, and some of our large shareholders have never been subject to a lock-up with respect to their securities. See “Business Combination—Related Agreements” and “Securities Act Restrictions on Resale of Securities—Lock-up Agreements” in the accompanying prospectus for further discussion of the restrictions and the lock-ups. In addition, 33,533,301 shares of our Class A common stock are issuable upon the exercise of our 33,533,301 warrants outstanding as of August 4, 2020.
We have registered all Class A common stock and warrants held by certain shareholders for resale under the Securities Act on the registration statement of which this prospectus supplement is a part. See “Offering” in the accompanying prospectus. We have also registered all shares of Class A common stock that we may issue under the Incentive Plan (as defined in the accompanying prospectus) and they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.
As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of shares by our large shareholders could have the effect of increasing the volatility in our share price or the market price of our securities could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. We cannot predict the size of future sales of shares or the effect, if any, that future sales would have on the market price of our shares.
Sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our Class A common stock.
The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, all of our directors and executive officers, the selling stockholder and certain of our significant stockholders of our Class A common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common or any securities convertible into or exercisable or exchangeable for our Class A common stock for a period ending at the close of business 90 days following the date of this prospectus supplement. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as the representatives of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act of 1933, as amended (the “Securities Act”) or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

USE OF PROCEEDS
All of the securities offered by the selling stockholder pursuant to this prospectus supplement will be sold by the selling stockholder for its own account. We will not receive any of the proceeds from these sales, including pursuant to the underwriters’ exercise of their option to purchase additional shares. While we have agreed to pay certain offering expenses for the selling stockholder incurred in connection with this offering, the selling stockholder will bear all commissions and discounts, if any, from the sale of our Class A common stock pursuant to this prospectus supplement. See “Underwriting.”

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2020. You should read this information in conjunction with “Use of Proceeds” and “Summary Historical Consolidated and Combined Financial and Other Data” in this prospectus supplement and “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in the accompanying prospectus.
(Dollars in millions)
As of June 30, 2020
Cash and cash equivalents	$369.7
Long-term debt (excluding debt issuance costs)
Term Loan Facility	$2,194.5
Asset-Based Revolving Credit Facility(1)	$269.9
Total long-term debt (excluding debt issuance costs)	$2,464.4
Short-term borrowings	$20.2
Equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—
Class A common stock, $0.0001 par value, 700,000,000 shares authorized, 328,411,705 shares issued and outstanding at June 30, 2020	—
Additional paid-in capital	$1,638.0
Accumulated deficit	$(1,243.3)
Accumulated other comprehensive (loss) income	$(43.8)
Total equity (deficit)	$350.9
Total capitalization	$3,205.2
(1)   As of June 30, 2020 we had $455.0 million of outstanding commitments under our ABL Credit Facility, with $164.8 million available to be drawn after taking account of  $20.3 million of outstanding letters of credit.

SELLING STOCKHOLDER
The table below sets forth, as of August 4, 2020, the following information regarding the selling stockholder:
•
the number and percentage of total outstanding shares of Class A common stock beneficially owned by the selling stockholder prior to the offering;

•
the number of shares of Class A common stock to be offered by the selling stockholder (excluding the maximum number of shares subject to the underwriters’ option to purchase 3,000,000 additional shares of Class A common stock in full);

•
the number and percentage of total outstanding shares of Class A common stock to be beneficially owned by the selling stockholder after completion of the offering (excluding the maximum number of shares subject to the underwriters’ option to purchase 3,000,000 additional shares of Class A common stock in full); and

•
the percentage of the total outstanding shares to be beneficially owned by the selling stockholder after completion of the offering, assuming the exercise of the underwriter’s option to purchase 3,000,000 additional shares of Class A common stock in full.

The percentage of Class A common stock beneficially owned immediately prior to or after the completion of this offering is based on 328,411,705 shares of Class A common stock issued and outstanding on August 4, 2020. The address of the beneficial owner listed in the table below is c/o Vertiv Holdings Co, 1050 Dearborn Drive, Columbus, Ohio, 43085.
	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering (Excluding the Maximum Number of Shares Subject to the Underwriter’s Option To Purchase Additional Shares)		Beneficial Ownership After the Offering (Excluding the Maximum Number of Shares Subject to the Underwriter’s Option To Purchase Additional Shares)		Percent of Shares Beneficially Owned After the Offering (Assuming Exercise of Option to Purchase Maximum Number of Additional Shares)
Name of Selling Stockholder	Number of Shares	%(1)	Number of Shares	%(1)	Number of Shares	%(1)	%(1)
VPE Holdings, LLC(2)	118,261,955	36.01%	20,000,000	6.1%	98,261,955	29.9%	29.0%
(1)   Based upon 328,411,705 shares of Class A common stock outstanding as of August 4, 2020.
(2)   Represents shares owned directly by VPE Holdings, LLC, a Delaware limited liability company. Vertiv JV Holdings, LLC owns a majority of the outstanding equity interests of VPE Holdings, LLC, and PE Vertiv Holdings, LLC owns a majority of the outstanding interests of Vertiv JV Holdings, LLC, and, accordingly, each may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. PE Vertiv Holdings, LLC is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Platinum Equity Investment Holdings III, LLC is the managing member of one of such funds and the managing member of the general partner of four of such funds. Through such positions, Platinum Equity Investment Holdings III, LLC has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv Holdings, LLC. Platinum Equity Investment Holdings Manager III, LLC is the managing member of Platinum Equity Investment Holdings III, LLC. Platinum Equity InvestCo, L.P. owns all of the economic interests in Platinum Equity Investment Holdings III, LLC. Platinum Equity Investment Holdings IC (Cayman), LLC is the general partner of Platinum Equity InvestCo LP. Platinum InvestCo (Cayman), LLC holds a controlling interest in Platinum Equity InvestCo LP. Platinum Equity, LLC is sole member of Platinum Equity Investment Holdings Manager III, LLC and Platinum Equity Investment Holdings III, LLC. Platinum Equity also indirectly controls the other funds that own equity interests of PE Vertiv Holdings, LLC. Mr. Tom Gores is the beneficial owner of Platinum Equity, LLC. Accordingly, as a result of their indirect ownership and control of each of VPE Holdings, LLC, Vertiv JV Holdings, LLC and PE Vertiv Holdings, LLC, each of Platinum Equity Investment Holdings, LLC, Platinum Equity Investment Holdings Manager, LLC, Platinum Equity InvestCo, L.P., Platinum Equity Investment Holdings IC (Cayman), LLC, Platinum InvestCo (Cayman), LLC, Platinum Equity, LLC and Mr. Tom Gores may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. Mr. Tom Gores disclaims beneficial ownership of the shares owned directly by VPE Holdings, LLC, except to the extent of his pecuniary interest therein. The business address of VPE Holdings, LLC and each party beneficially owning the shares held thereby is 360 North Crescent Drive, South Building, Beverly Hills, CA, 90210.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A common stock offered by the selling stockholder. This summary is based upon U.S. federal income tax law as of the date of this prospectus supplement, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., banks and other financial institutions, insurance companies, broker-dealers, tax-exempt entities (including private foundations), taxpayers that have elected mark-to-market accounting, entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes (and investors therein), regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, investors that will hold Class A common stock as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss U.S. federal tax consequences other than income tax consequences (e.g., estate or gift tax consequences), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our Class A common stock as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”). No ruling from the Internal Revenue Service, (the “IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.
For purposes of this summary, a “U.S. Holder” is a beneficial holder of Class A common stock who or that, for U.S. federal income tax purposes, is:
•
an individual who is a United States citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of Class A common stock who or that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership considering an investment in our Class A common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF ANY OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

U.S. Holders
Taxation of Distributions
If we pay distributions to U.S. Holders of shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will first be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock (determined separately for each share). Any remaining excess (determined separately for each share)will be treated as gain recognized on the sale or other taxable disposition of the Class A common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.
Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period and other applicable requirements are satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period and other applicable requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock
A U.S. Holder will recognize gain or loss on a sale, taxable exchange or other taxable disposition of our Class A common stock (other than a redemption, which is described separately below under “—Redemption of Class A Common Stock”). Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock so disposed of exceeds one year. The amount of gain or loss recognized with respect to a share of Class A common stock will generally be equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in such share. A U.S. Holder’s adjusted tax basis in a share of Class A common stock will generally equal the U.S. Holder’s acquisition cost of such share less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations.
Redemption of Class A Common Stock
In the event that a U.S. Holder’s Class A common stock is redeemed by us, including pursuant to an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of Class A common stock under the tests described below, the tax consequences to the U.S. Holder will be the same as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” above. If the redemption does not qualify as a sale of Class A common stock, the U.S. Holder will be treated as receiving a distribution, the tax consequences of which generally are described above under “U.S. Holders—Taxation of Distributions.” Whether the redemption qualifies for sale treatment will depend primarily on the total number of shares of our stock treated as held by the U.S. Holder (including any Class A common stock constructively owned by the U.S. Holder as a result of owning warrants) both before and after the redemption. The redemption of Class A common stock will generally be treated as a sale of the Class A common stock (rather than as a distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of our warrants. A redemption of a U.S. Holder’s Class A common stock will generally be substantially disproportionate with respect to the U.S. Holder if the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of such Class A common stock is, among other requirements, less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock (including any Class A common stock constructively owned by the U.S. Holder as a result of owning warrants). The redemption of the Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult its tax advisors as to the tax consequences of a redemption, including the application of the constructive ownership rules described above.
If none of the foregoing tests is satisfied, the redemption will be treated as a distribution, the tax consequences of which are described under “U.S. Holders—Taxation of Distributions,” above. In such event, any tax basis of the U.S. Holder in the redeemed Class A common stock should be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in any warrants held by it or possibly in other stock constructively owned by it.
Non-U.S. Holders
Taxation of Distributions
In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from any warrants held by it or other property subsequently paid or credited to such holder. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will first be applied against and reduce (but not below zero) the non-U.S. Holder’s adjusted tax basis in our Class A common stock (determined separately for each share). Any remaining excess (determined separately for each share) will be treated as gain recognized on the sale or other taxable disposition of the Class A common stock and will be treated as described under “Non-U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below. In addition, if we determine that we have been classified as a “United States real property holding corporation” (“USRPHC”) at any time during specified periods (see “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below), the applicable withholding agent may withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.
Unless an applicable income tax treaty provides otherwise, any dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. In addition, if the non-U.S. Holder is a corporation, a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may be imposed on the non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock
A non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock unless:
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the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States;

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the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

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we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock (the “Applicable USRPHC Period”), and, in the case where shares of our Class A common stock are treated as regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within Applicable USRPHC Period.

Unless an applicable income tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. A non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments). Gain described in the second bullet point above will generally be subject U.S. federal income tax at a flat rate of 30% (or lower applicable treaty rate). Non-U.S. Holders should consult their tax advisors regarding possible eligibility for benefits under income tax treaties.
If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on a sale or other taxable disposition of our Class A common stock will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. In addition, if our Class A common stock ceases to be regularly traded on an established securities market, a buyer of our Class A common stock from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a USRPHC if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a USRPHC, however there can be no assurance in this regard. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.
Redemption of Class A Common Stock
The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s Class A common stock will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Class A common stock, as described under “U.S. Holders—Redemption of Class A Common Stock” above, and the consequences of the redemption to the non-U.S. Holder generally will be as described above under “Non-U.S. Holders—Taxation of Distributions” and “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” as applicable.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our Class A common stock which are held by or through certain foreign financial institutions (including investment funds), whether such institutions are beneficial owners or intermediaries, unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. tax authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity (whether such entity is a beneficial owner or intermediary) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. tax authorities. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

UNDERWRITING
The selling stockholder is offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters as set forth in the following table (collectively, the “underwriters”). J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives of the several underwriters (in such capacity, the “representatives”). Subject to the terms and conditions of the underwriting agreement among us, the selling stockholder and the representatives, on behalf of the underwriters, the selling stockholder has agreed to sell to the underwriters, and each of the underwriters has severally and not jointly agreed to purchase from the selling stockholder, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:
Underwriter	Number of shares
J.P. Morgan Securities LLC	5,500,000
Goldman Sachs & Co. LLC	4,500,000
BofA Securities, Inc.	3,000,000
Citigroup Global Markets Inc.	3,000,000
Evercore Group L.L.C.	2,500,000
Guggenheim Securities LLC	1,500,000
Total	20,000,000
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of the Class A common stock sold under the underwriting agreement if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option, exercisable for 30 days after the date of this prospectus supplement, to buy up to 3,000,000 additional shares of Class A common stock from the selling stockholder, at the public offering price, less the underwriting discount. If any shares of Class A common stock are purchased with this option to purchase additional shares, the underwriters will purchase shares of Class A common stock in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Underwriting discounts and commissions
The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of  $0.2745 per share under the public offering price. After the initial offering of the shares to the public, the offering price, concession and other selling terms may be changed by the underwriters.
The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to the selling stockholder per share of Class A common stock. The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholder, assuming both no exercise and full exercise by the underwriters of the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholder.
	Per share	Without option	With option
Public offering price	$15.2500	$305,000,000	$350,750,000
Underwriting discount	$0.4575	$9,150,000	$10,522,500
Proceeds, before expenses, to the selling stockholder	$14.7925	$295,850,000	$340,227,500
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses (including reasonable fees and expenses of one legal counsel of the selling stockholder), but excluding the underwriting discounts and commissions, will be approximately $815,000, and are payable by us.
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock, or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions in clauses (i) and (ii) above are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 90 days after the date of this prospectus supplement, other than the shares of our Class A common stock to be sold hereunder.
Our directors and executive officers, the selling stockholder and certain of our significant stockholders of our Class A common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period ending at the close of business 90 days after the date of this prospectus supplement, (such period, the “Restricted Period”), may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock, or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (3) take any action that shall require the Company to file with the SEC a registration statement under the Securities Act relating to the Class A common stock or such other securities during the Restricted Period; provided that, the Company may make a confidential or non-public submission with the SEC of a registration statement under the Securities Act relating to Class A common stock or such other securities during the Restricted Period, so long as such confidential or non-public submission shall not become a publicly available registration statement during the Restricted Period, or (4) publicly disclose the intention to do any of the foregoing. This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
The shares of our Class A common stock are listed under NYSE under the symbol “VRT.”
Price stabilization, short positions
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other relationships
Certain of the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerages and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions for these transactions.
In addition, from time to time, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In connection with the Separation, J.P. Morgan Securities LLC, along with Centerview Partners LLC, acted as a financial advisor to Emerson and, in connection therewith, was paid a “finder’s fee” by Emerson. J.P. Morgan Securities, LLC also served as our financial advisor in connection with Vertiv’s disposition of ASCO Power to Schneider Electric USA, Inc. which was completed on October 31, 2017, for which they received customary fees and commissions in connection therewith. In addition, J.P. Morgan Securities, LLC acted as financial advisor to Vertiv in connection with the Business Combination, for which they received customary fees and commissions in connection therewith, and Goldman Sachs & Co. LLC acted as financial advisor and placement agent to GSAH in connection with, and participated in certain of the negotiations leading to, the Business Combination, for which they have received customary fees and commissions in deferred underwriting discount, advisory fees and placement agent fees, which payment was contingent upon completion of the Business Combination. In addition, prior to the consummation of the Business Combination, on the Closing Date, (i) the Sponsor (as defined in the accompanying prospectus), was jointly owned by GS Sponsor, LLC, an affiliate of Goldman Sachs & Co. LLC, and Cote SPAC 1 LLC and (ii) Raanan Agus, a Participating Managing Director of The Goldman Sachs Group, Inc., an affiliate of Goldman Sachs & Co. LLC, served as a member of GSAH’s board of directors. See the sections entitled “Business Combination” and “Certain Relationships and Related Transactions” in the accompanying prospectus.
In addition, certain affiliates of Goldman Sachs & Co. LLC own, as of August 4, 2020, in the aggregate 6.20% of our issued and outstanding Class A common stock, of which (i) GS Sponsor, LLC, a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc, an affiliate of Goldman Sachs & Co. LLC, owns 4.21% which includes (x) 8,572,500 shares of our Class A common stock and (ii) 5,266,666 shares of our Class A common stock underlying the private placement warrants, and (y) GSAH Investors Emp LP, a limited partnership controlled by its general partner and its investment manager, both of which are indirect wholly-owned subsidiaries of The Goldman Sachs Group, Inc. an affiliate of Goldman Sachs & Co. LLC, owns 1.99% of our Class A common stock (or 6,528,800 shares of our Class A common stock). Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. may be deemed to beneficially own the private placement warrants held by the Sponsor (as defined in the accompanying prospectus), by virtue of their direct and indirect ownership, respectively, over GS Sponsor, LLC. See the section entitled “Selling Holders” in the accompanying prospectus.
In addition, certain of the underwriters and their respective affiliates acted as initial purchasers for the offering of the 2022 Senior Notes, the 2024 Senior Notes and/or the 2024 Senior Secured Notes (each as defined in the accompanying prospectus) for which they have received customary fees and commissions, which were each refinanced in connection with the Business Combination. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent and swingline lender under the Asset-Based Revolving Credit Facility (as defined in the accompanying prospectus) and the Amendment (as defined in the accompanying prospectus) to the Asset-Based Revolving Credit Facility, and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. and/or their respective affiliates acted as joint bookrunners and joint lead arrangers under the Asset-Based Revolving Credit Facility and the Amendment and are lenders and issuing banks thereunder, and, in connection therewith, each have received and may continue to receive customary fees and commissions. In addition, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is the administrative agent under the Term Loan Facility (as defined in the accompanying prospectus), and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. and/or their respective affiliates acted as joint bookrunners and joint lead arrangers under the Term Loan Facility and were initial lenders thereunder, and, in connection therewith, have received and may continue to receive customary fees and commissions.
Selling restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area (each a “Member State”), no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares of Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)   to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of Class A common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”) and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) (1) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;”, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)   to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)   where no consideration is or will be given for the transfer;
(iii)   where the transfer is by operation of law;
(iv)   as specified in Section 276(7) of the SFA; or
(v)   as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer to sell shares, the Registrant has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

LEGAL MATTERS
Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York has passed upon the validity of the Class A common stock covered by this prospectus supplement and legal matters in connection with this offering. Cahill Gordon & Reindel LLP, New York, New York advised the underwriters in this offering.
EXPERTS
The audited consolidated financial statements of Vertiv Holdings, LLC as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 (collectively referred to as the “consolidated financial statements”) and the related notes to the consolidated financial statements, have been included in accompanying prospectus in reliance upon the report of Ernst & Young LLP (“EY”), independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
Vertiv Holdings is controlled by investment funds managed by Platinum Equity (as defined in the accompanying prospectus). The consolidated financial statements of Vertiv Holdings as of and for each of the three years in the period ended December 31, 2019 were audited by EY, a member firm of Ernst & Young Global Limited (“EYG”) in the United States, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).
In the third and fourth quarters of 2019, four employees of a member firm of EYG in Romania (“EY Romania”), held employment discussions with Vertiv Holdings at its shared service center in Romania while performing certain audit planning and related procedures for the shared service center. 2019 is the first year EY Romania and these individuals participated in the audit of Vertiv Holdings’ consolidated financial statements under PCAOB standards. Two of these employees were staff accountants and the other two were senior accountants. Holding employment discussions with an audit client while serving as a member of the audit engagement team is inconsistent with the SEC and PCAOB auditor independence rules. One individual was hired by Vertiv Holdings in its financial planning and analysis group in a role that is not a financial reporting oversight role. This individual’s three-week employment with Vertiv Holdings was terminated as a result of this issue. The other three professionals remain with EY Romania and have been removed from the EY Romania audit engagement team assigned to audit Vertiv Holdings’ consolidated financial statements. All audit work completed by these individuals has been discarded and has been or will be performed by other members of the EY Romania audit engagement team.
In June 2018, a portfolio company ultimately controlled by Platinum Equity acquired a company (“Entity A”) which became a sister affiliate of Vertiv Holdings due to common control. A member firm of EYG in the Netherlands (“EY Netherlands”) provided value-added tax (“VAT”) compliance and representation services to Entity A from 2009 to 2018. As a VAT representative, Dutch law considers EY Netherlands jointly liable with Entity A for the VAT liabilities for a five-year statutory period. Dutch law limits the annual VAT liability based on revenue earned in the Netherlands, and the calculated maximum statutory liability is further limited to five times the annual calculation based on the five-year statute of limitations. The joint liability functions similarly to EY Netherlands providing a guarantee to the Dutch tax authorities of Entity A’s VAT obligations, a financial relationship that is inconsistent with the SEC and PCAOB independence rules as it establishes the appearance of an impermissible mutuality of interest. To effectively eliminate any potential obligations of EY Netherlands resulting from the VAT representation services, Entity A made cash deposits into the bank account owned by the Dutch tax authority equal to the unfunded portion of the maximum potential VAT liability. EY Netherlands terminated the services and withdrew its VAT representation of Entity A, which became effective on January 1, 2019 when another VAT representative was named. Although EY Netherlands remains jointly liable for any VAT obligations during the VAT representation period until January 1, 2024, the Dutch tax authority is required to satisfy any additional VAT obligations from the cash deposits from Entity A it maintains. Since the maximum potential VAT liability is fully funded with cash deposits held by the Dutch tax authority, EY Netherlands in substance is no longer at risk of being compelled to satisfy Entity A’s VAT obligations. The total fees collected for the service and the maximum liability are not material to EY Netherlands, Entity A, Platinum Equity, or Vertiv Holdings. This matter has not and will not impact Vertiv Holdings’ consolidated financial statements, nor EY’s related audit procedures or judgments.
In February 2017, a first-year staff accountant employee of EY held employment discussions with and was eventually hired in a staff level role by a subsidiary of a portfolio company (“Entity B”) ultimately controlled by Platinum Equity. The entity at which the employment discussions occurred is a sister affiliate of Vertiv Holdings by virtue of common control. These discussions occurred while the EY staff accountant was performing certain audit related procedures for Entity B subsequent to the issuance of EY’s audit report on the 2016 financial statements of Entity B. Holding employment discussions with an audit client, including its affiliates, while serving as a member of the audit engagement team is inconsistent with the SEC and PCAOB auditor independence rules. Upon identification, the individual was removed from the Entity B engagement team and subsequently resigned from EY in March 2017. The individual was not in a financial reporting oversight role at Entity B, and Platinum Equity disposed of its ownership in Entity B in October 2018.
After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters did not and do not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of Vertiv Holdings’ consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Vertiv Holdings’ management and audit committee concur with EY’s conclusions.
CHANGE IN AUDITOR
On February 7, 2020, the Board approved the engagement of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2020. During the years ended December 31, 2019, 2018 and 2017 and the subsequent period through February 7, 2020, neither we, nor anyone on our behalf consulted with EY, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

PRELIMINARY PROSPECTUS
Vertiv Holdings Co
259,672,496 Shares of Class A Common Stock
10,606,665 Warrants to Purchase Class A Common Stock
220,000 Units
This prospectus relates to: (1) the issuance by us of up to 33,533,301 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined below); and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 259,672,496 shares of Class A common stock, (ii) up to 10,606,665 warrants and (iii) up to 220,000 units (each as defined below).
This prospectus provides you with a general description of such securities and the general manner in which we and the Selling Holders may offer or sell the securities. More specific terms of any securities that we and the Selling Holders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.
We will not receive any proceeds from the sale of shares of Class A common stock, warrants or units by the Selling Holders pursuant to this prospectus or of the shares of Class A common stock by us pursuant to this prospectus, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of securities pursuant to this prospectus.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Holders will issue, offer or sell, as applicable, any of the securities. The Selling Holders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.”
You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.
Our Class A common stock, warrants and units are traded on the New York Stock Exchange (“NYSE”) under the symbols “VRT,” “VRT WS” and “VERT.U,” respectively. On August 12, 2020, the closing price of our Class A common stock was $15.76 per share, the closing price of our warrants, was $5.60 per share, and on August 10, 2020, the closing price of our units was $19.25 per share.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 11 and in any applicable prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 12, 2020.

ABOUT THIS PROSPECTUS
This prospectus is part of the registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and the Selling Holders may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings. We may use the shelf registration statement to issue up to an aggregate of 33,533,301 shares of Class A common stock upon exercise of the public warrants and private placement warrants. The Selling Holders may use the shelf registration statement to sell up to an aggregate of 259,672,496 shares of Class A common stock, up to 10,606,665 warrants and up to 220,000 units from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Holders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Class A common stock, warrants and/or units being offered and the terms of the offering.
A prospectus supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus or any applicable prospectus supplement. See “Where You Can Find More Information.”
Neither we nor the Selling Holders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement. We and the Selling Holders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any applicable prospectus supplement. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
On February 7, 2020 (the “Closing Date”), Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of December 10, 2019 (the “Merger Agreement”), by and among GS Acquisition Holdings Corp (“GSAH”), Vertiv Holdings, LLC, a Delaware limited liability company (“Vertiv Holdings”), VPE Holdings, LLC, a Delaware limited liability company (the “Vertiv Stockholder”), Crew Merger Sub I LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“First Merger Sub”), and Crew Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“Second Merger Sub”). As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity (the “First Merger”) and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC” (the “Second Merger” and, collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”).

i

Unless the context otherwise indicates or requires, references to (1) “the Company,” “we,” “us” and “our” refer to Vertiv Holdings Co, a Delaware corporation, and its consolidated subsidiaries following the Business Combination; (2) “GSAH” refers to GS Acquisition Holdings Corp prior to the Business Combination; and (3) “Vertiv” refers to Vertiv Holdings, LLC and its subsidiaries prior to the Business Combination.

MARKET, RANKING AND OTHER INDUSTRY DATA
Certain market, ranking and industry data included in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its products and services relative to its competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate, which, in each case, we believe are reliable.
We are responsible for all of the disclosure in this prospectus and while we believe the data from these sources to be accurate and complete, we have not independently verified data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to us being a leader in a market or product category refers to our belief that it has a leading market share position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products and services.
Assumptions and estimates of our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors — Risks Related to Our Business.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus contains some of our trademarks, service marks and trade names, including, among others, Vertiv, Liebert, Chloride, NetSure, Geist, Energy Labs and Avocent. Each one of these trademarks, service marks or trade names is either (1) our registered trademark, (2) a trademark for which we have a pending application, or (3) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

SELECTED DEFINITIONS
Unless stated in this prospectus or the context otherwise requires, references to:
“2022 Senior Notes” are to Vertiv Holdco’s $500.0 million of 12.00%/13.00% Senior PIK Toggle Notes due 2022;
“2024 Senior Notes” are to Vertiv Group’s $750.0 million of 9.250% Senior Notes due 2024;
“2024 Senior Secured Notes” are to Vertiv Group’s $120.0 million of 10.00% Senior Secured Second Lien Notes due 2024 (with a springing to maturity of November 21, 2021 if the 2022 Senior Notes are not repaid, redeemed or discharged, or the maturity with respect thereto is not otherwise extended, on or prior to November 15, 2021);
“Amended and Restated Registration Rights Agreement” are to that certain Amended and Restated Registration Rights Agreement, dated as of February 7, 2020, by and among the Company and the RRA Parties;
“Asset-Based Revolving Credit Facility” are to that certain Revolving Credit Agreement, by and among, inter alia, Vertiv Group Intermediate, Vertiv Group, as lead borrower, certain direct and indirect subsidiaries of Vertiv Group, as co-borrowers thereunder, various financial institutions from time to time party thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, modified or supplemented from time to time;
“Board” or “Board of Directors” are to the board of directors of the Company;
“Business Combination” are to the transactions contemplated by the Merger Agreement, including: (1) the merger of First Merger Sub with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity (the “First Merger”); (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Vertiv Holdings with and into Second Merger Sub with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC” (the “Second Merger” and, together with the First Merger, the “Mergers”); and (3) the PIPE Investment, which transactions were consummated on February 7, 2020;
“Bylaws” are to the Amended and Restated Bylaws of the Company;
“Certificate of Incorporation” are to the Second Amended and Restated Certificate of Incorporation of the Company;
“Class A common stock” are to Class A common stock, par value $0.0001 per share, of the Company;
“Class B common stock” are to Class B common stock, par value $0.0001 per share, of the Company;
“Closing Date” are to February 7, 2020, the date on which we completed the Business Combination;
“Code” are to the Internal Revenue Code of 1986, as amended;
“common stock” are to the Class A common stock and the Class B common stock, together;
“Company,” “we,” “us,” and “our” are to Vertiv Holdings Co, a Delaware corporation, and its consolidated subsidiaries;
“Cote PIPE Investor” are to Atlanta Sons LLC, a Delaware limited liability company and an affiliate of David M. Cote, which purchased PIPE Shares in the PIPE Investment;
“Cote Sponsor Member” are to Cote SPAC 1 LLC, a Delaware limited liability company managed by David M. Cote, which, following the dissolution of Sponsor and the distribution of the founder shares and private placement warrants held by Sponsor to its members, received 8,572,500 founder shares and 5,266,667 private placement warrants;
“DGCL” are to the General Corporation Law of the State of Delaware;

v

“Emerson” are to Emerson Electric Co., which, prior to the Separation in the fiscal fourth quarter of 2016, operated Vertiv’s business as part of its broader corporate organization;
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
“EY” are to Ernst & Young LLP, independent registered public accounting firm to Vertiv Holdings;
“First Merger Sub” are to Crew Merger Sub I LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH prior to the Business Combination;
“founder shares” are to the 17,250,000 shares of Class B common stock that were converted into shares of our Class A common stock at the closing of the Business Combination, of which 8,572,500 shares are held by the Cote Sponsor Member, 8,572,500 shares are held by the GS Sponsor Member and 35,000 shares are held by each of Mr. James Albaugh (a former director of GSAH), Mr. Roger Fradin and Mr. Steven S. Reinemund;
“GAAP” are to the Generally Accepted Accounting Principles in the United States of America;
“Goldman Sachs” are to The Goldman Sachs Group, Inc., a Delaware corporation (NYSE: GS) and its affiliates;
“GS Sponsor Member” are to GS Sponsor LLC, a Delaware limited liability company and an affiliate of Goldman Sachs, which, following the dissolution of Sponsor and the distribution of the founder shares and private placement warrants held by Sponsor to its members, received 8,572,500 founder shares and 5,266,666 private placement warrants;
“GSAH” are to GS Acquisition Holdings Corp, prior to the consummation of the Business Combination;
“GSAH Certificate of Incorporation” are to GSAH’s amended and restated certificate of incorporation, dated June 7, 2018;
“GSAM” are to Goldman Sachs Asset Management, L.P., a division of The Goldman Sachs Group, Inc.;
“GS ESC PIPE Investor” are to GSAH Investors Emp LP, a Delaware limited partnership and an affiliate of Goldman Sachs;
“Incentive Plan” are to the Vertiv Holdings Co 2020 Stock Incentive Plan approved in connection with the Business Combination;
“Initial Stockholders” are to the Sponsor Members (as successors-in-interest to the Sponsor’s founder shares and private placement warrants) and Mr. James Albaugh, Mr. Roger Fradin and Mr. Steven S. Reinemund, GSAH’s independent directors prior to the Business Combination;
“Investment Company Act” are to the Investment Company Act of 1940, as amended;
“IPO” or “initial public offering” are to GSAH’s initial public offering, consummated on June 12, 2018;
“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
“management” or “management team” of an entity are to the officers and directors of such entity;
“Merger Agreement” are to that certain Agreement and Plan of Merger, dated as of December 10, 2019 (as it may be further amended from time to time), by and among GSAH, Vertiv Holdings, the Vertiv Stockholder, First Merger Sub and Second Merger Sub;
“NYSE” are to the New York Stock Exchange;
“Organizational Documents” are to the Bylaws and the Certificate of Incorporation;
“Other Registrable Securities” are to the shares of Class A common stock that are held by the RRA Parties and are “Registrable Securities” under our Amended and Restated Registration Rights Agreement,

other than (i) the founder shares and private placement warrants held by our Initial Stockholders, (ii) the PIPE Shares held by RRA Parties and (iii) the Stock Consideration Shares held by the Vertiv Stockholder;
“NYSE” are to the New York Stock Exchange;
“PIPE Investment” are to the private placement pursuant to which the PIPE Investors purchased 123,900,000 shares of Class A common stock for an aggregate purchase price equal to $1,239,000,000;
“PIPE Investors” are to the Cote PIPE Investor and the GS ESC PIPE Investor and certain other “accredited investors” (as defined in Rule 501 under the Securities Act), and their permitted transferees, that subscribed for and purchased shares of Class A common stock in the PIPE Investment;
“PIPE Shares” are to the 123,900,000 shares of Class A common stock that were issued to the PIPE Investors in connection with the PIPE Investment;
“Platinum” are to Platinum Equity Capital Partners III, L.P., Platinum Equity Capital Partners IV, L.P. and certain of their affiliates who beneficially own shares of our Class A common stock;
“Platinum Advisors” are to Platinum Equity Advisors, LLC, an affiliate of Platinum;
“Platinum Equity” are to Platinum Equity, LLC, its sponsored funds and affiliated private equity vehicles;
“Prior Asset-Based Revolving Credit Facility” are to the Asset-Based Revolving Credit Facility prior to entering into Amendment No. 5 thereto on March 2, 2020 in connection with the refinancing transactions;
“Prior Notes” are to the 2022 Senior Notes, 2024 Senior Notes and 2024 Senior Secured Notes, all of which were redeemed on March 2, 2020;
“Prior Term Loan Facility” are to that certain Term Loan Credit Agreement, by and among¸ inter alia, Vertiv Group Intermediate, Vertiv Group, as borrower, various financial institutions from time to time party thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, modified or supplemented from time to time, which was repaid in full and terminated on March 2, 2020 in connection with the refinancing transactions;
“private placement warrants” are to the 10,533,333 warrants that were initially issued to Sponsor in a private placement simultaneously with the closing of the IPO;
“public shares” are to the shares of Class A common stock (including those that underlie the units) that were initially offered and sold by GSAH in its IPO;
“public stockholders” are to the holders of the public shares (including certain of the Initial Stockholders provided that each of their status as a “public stockholder” shall only exist with respect to such public shares);
“public warrants” are to the redeemable warrants (including those that underlie the units) that were initially offered and sold by GSAH in its IPO;
“RRA Parties” are to the Initial Stockholders, Vertiv Stockholder, GS ESC PIPE Investor, Cote PIPE Investor and certain other PIPE Investors party to the Amended and Restated Registration Rights Agreement;
“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
“SEC” are to the U.S. Securities and Exchange Commission;
“Second Merger Sub” are to Crew Merger Sub II LLC, a Delaware limited liability company and our direct, wholly-owned subsidiary, which was renamed “Vertiv Holdings, LLC” in connection with the Business Combination;
“Securities Act” are to the Securities Act of 1933, as amended;
“Selling Holders” are to the selling holders identified in this prospectus and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Holders’ interest in the shares of Class A common stock, warrants and/or units, as applicable, after the date of this prospectus such that registration rights shall apply to those securities;
“Senior Secured Credit Facilities” are to the Term Loan Facility and the Asset-Based Revolving Credit Facility, collectively;
“Separation” are to the transaction pursuant to which Vertiv Group and certain of its affiliates acquired the assets and liabilities associated with the business, operations, products, services and activities of Vertiv Predecessor;
“Sponsor” are to GS DC Sponsor I LLC, a Delaware limited liability company, which dissolved on February 7, 2020 and distributed its 17,145,000 founder shares and 10,533,333 private placement warrants to the Sponsor Members; provided that, following the dissolution of Sponsor, “Sponsor” shall include the Sponsor Members as successors-in-interest to Sponsor;
“Sponsor Lock-up Period” are to, in the case of the founder shares, the period ending on the earlier of (1) February 7, 2021 and (2) (a) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on or after July 6, 2020, or (b) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property;
“Sponsor Members” are to the GS Sponsor Member and the Cote Sponsor Member, the two members of Sponsor prior to its dissolution;
“Stockholders Agreement” are to that certain Stockholders’ Agreement, dated as of February 7, 2020, by and among the Company, the Sponsor Members and the Vertiv Stockholder;
“Stock Consideration” are to the shares of Class A common stock issued to the Vertiv Stockholder as stock consideration pursuant to the transactions contemplated by the Merger Agreement;
“Stock Consideration Shares” are to the 118,261,955 shares of Class A common stock issued to the Vertiv Stockholder at the closing of the Business Combination as Stock Consideration;
“Subscribing Vertiv Executives” are to certain executive officers of the Company that purchased PIPE Shares;
“Subscription Agreements” are to, collectively, those certain subscription agreements entered into between GSAH and each of the PIPE Investors;
“Tax Receivable Agreement” are to that certain Tax Receivable Agreement entered into at the closing of the Business Combination by the Company and the Vertiv Stockholder;
“Term Loan Facility” are to that certain Term Loan Credit Agreement, dated as of March 2, 2020, by and among, inter alia, Vertiv Group Intermediate, Vertiv Group, as borrower, various financial institutions from time to time party thereto, as lenders, and Citibank, N.A., as administrative agent, as amended, amended and restated, modified or supplemented from time to time;
“transfer agent” are to Computershare Trust Company, N.A. (“Computershare”);
“trust account” are to the trust account of GSAH that held proceeds from its IPO and the sale of the private placement warrants;
“trustee” are to Wilmington Trust, N.A.;
“units” are to the units of the Company, each unit representing one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock, that were initially offered and sold by GSAH in its IPO (less the number of units that have been separated into the underlying public shares and underlying public warrants upon the request of the holder thereof);
“Vertiv” are to Vertiv Holdings, together with its subsidiaries, including Vertiv Holding Corporation;

“Vertiv Group” are to Vertiv Group Corporation, the principal operating subsidiary of the Company;
“Vertiv Group Intermediate” are to Vertiv Intermediate Holding II Corporation;
“Vertiv Holdco” are to Vertiv Intermediate Holding Corporation;
“Vertiv Holding Corporation” are to Vertiv Holding Corporation, a Delaware corporation;
“Vertiv Holdings” are to Vertiv Holdings, LLC, a Delaware limited liability company and the direct parent of Vertiv Holding Corporation;
“Vertiv Predecessor” are to the Network Power business previously owned by Emerson Electric Co. and the predecessor of Vertiv Group for accounting purposes;
“Vertiv Stockholder” are to VPE Holdings, LLC; and
“warrants” are to public warrants and private placement warrants.
Unless otherwise stated in this prospectus or as the context otherwise requires, all references in this prospectus to Class A common stock or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, capital structure, dividends, indebtedness, business strategy and plans and objectives of management for future operations, including as they relate to the anticipated effects of the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company discusses its strategies or plans, including as they relate to the Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company’s management.
The forward-looking statements contained in this prospectus supplement are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause such differences include, but are not limited to factors relating to the business, operations and financial performance of the Company and its subsidiaries, including: global economic weakness and uncertainty; risks relating to the continued growth of the Company’s customers’ markets; failure to meet or anticipate technology changes; the unpredictability of the Company’s future operational results; disruption of the Company’s customers’ orders or the Company’s customers’ markets; less favorable contractual terms with large customers; risks associated with governmental contracts; failure to mitigate risks associated with long-term fixed price contracts; risks associated with information technology disruption or security; risks associated with the implementation and enhancement of information systems; failure to properly manage the Company’s supply chain or difficulties with third-party manufacturers; competition in the infrastructure technologies industry; failure to realize the expected benefit from any rationalization and improvement efforts; disruption of, or changes in, the Company’s independent sales representatives, distributors and original equipment manufacturers; failure to obtain performance and other guarantees from financial institutions; failure to realize sales expected from the Company’s backlog of orders and contracts; changes to tax law; ongoing tax audits; risks associated with future legislation and regulation of the Company’s customers’ markets both in the United States and abroad; costs or liabilities associated with product liability; the Company’s ability to attract, train and retain key members of its leadership team and other qualified personnel; the adequacy of the Company’s insurance coverage; a failure to benefit from future acquisitions; failure to realize the value of goodwill and intangible assets; the global scope of the Company’s operations; risks associated with the Company’s sales and operations in emerging markets; exposure to fluctuations in foreign currency exchange rates; the Company’s ability to comply with various laws and regulations and the costs associated with legal compliance; adverse outcomes to any legal claims and proceedings filed by or against us; the Company’s ability to protect or enforce its proprietary rights on which its business depends; third party intellectual property infringement claims; liabilities associated with environmental, health and safety matters; risks associated with the COVID-19 pandemic; risks associated with the Company’s limited history of operating as an independent company; and net losses in future periods; and other risks and uncertainties indicated in this prospectus supplement and the accompanying prospectus, including those under the heading “Risk Factors,” and that may be set forth in any applicable prospectus supplement under any similar caption. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

x

Forward-looking statements included in this prospectus speak only as of the date of this prospectus or any earlier date specified for such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PROSPECTUS SUMMARY
This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward Looking Statements,” “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision. The definition of some of the terms used in this prospectus are set forth under the section “Selected Definitions.”
Business Summary
Who we are
We are a global leader in the design, manufacturing and servicing of critical digital infrastructure technology that powers, cools, deploys, secures and maintains electronics that process, store and transmit data. We provide this technology to data centers, communication networks and commercial & industrial environments worldwide.
We aim to help create a world where critical technologies always work, and where we empower the vital applications of the digital world.
Our business
We have a suite of comprehensive offerings, innovative solutions and a leading service organization that supports a diversified group of customers, which we deliver from engineering, manufacturing, sales and service locations in more than 45 countries across the Americas, Asia Pacific and Europe, the Middle East and Africa (“EMEA”). We provide the hardware, software and services to facilitate an increasingly interconnected marketplace of digital systems where large amounts of indispensable data need to be transmitted, analyzed, processed and stored. Whether this growing quantity of data is managed centrally in cloud/hyperscale locations, distributed at the so-called “edge” of the network, processed in an enterprise location or managed via a hybrid platform, the underpinnings and operations of all those locations rely on our critical digital infrastructure and services.
We have a broad range of offerings, which include power management products, thermal management products, integrated rack systems, modular solutions, and management systems for monitoring and controlling digital infrastructure. These comprehensive offerings are integral to the technologies used for a number of services, including e-commerce, online banking, file sharing, video on-demand, energy storage, wireless communications, Internet of Things (“IoT”) and online gaming. In addition, through our global services network, we provide lifecycle management services, predictive analytics and professional services for deploying, maintaining and optimizing these products and their related systems.
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments. Within these areas we serve a diverse array of industries, including social media, financial services, healthcare, transportation, retail, education and government. We approach these industries and end users through our global network of direct sales professionals, independent sales representatives, channel partners and original equipment manufacturers. Many of our installations are completed in collaboration with our customers and we work with them from the initial planning phase through delivery and servicing of the completed solution. This depth of interaction supports key customer relationships, sometimes spanning multiple decades. Our most prominent brands include Liebert, NetSure, Geist and Avocent.
Our business is organized into three segments according to our main geographic regions — the Americas, Asia Pacific and EMEA — and we manage and report our results of operations across these three business segments. For the year ended December 31, 2019, Vertiv’s revenue was $4,431.2 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the year ended December 31, 2018 of $4,285.6 million. For the six months ended June 30, 2020, our revenue was $1,903.0 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the six months ended June 30, 2019 of $2188.9 million.
Our Customers
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments.
Data centers:   The primary purpose of a data center is to process, store and distribute data. There are a host of different sizes and types of data centers, but primarily they can be broken down into the following classifications:
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Cloud/Hyperscale:   These facilities are massive in scale and are primarily used to support off-premise cloud applications. This portion of the industry is growing rapidly. Examples of companies in this space include Microsoft Azure, Amazon Web Services and Google Cloud.

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Colocation:   These facilities range in size and offer users a location where they can place their information technology (“I.T.”) equipment, while the building and critical digital infrastructure is owned by the colocation company. This portion of the industry is growing rapidly. Examples of companies in this space include Digital Realty and Equinix.

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Enterprise:   This classification refers to the “Fortune 1000” type businesses that have their own on-premises data centers. Examples of companies in this space include Goldman Sachs, J.P. Morgan, Walmart and Cleveland Clinic. We have found that the growth of the enterprise market, based on data centers and square footage, has generally been flat for the past three years.

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Edge:   These types of data centers are at the infancy stage of their development and will be utilized by all of the aforementioned categories in the future. These locations are decentralized by nature and located closer to where the data is being demanded (i.e., towards the edge of the network). This market is small today, but the opportunities for growth in this space are expected to increase as the proliferation of connected devices and data storage needs continue to grow in the future.

Communication networks:   This space is comprised of wireline, wireless and broadband companies. These companies create content and are ultimately responsible for distributing voice, video and data to businesses and consumers. They deliver this data through an intricate network of wireline and wireless mediums. Additionally, some of these companies’ locations act as data centers where the data is delivered and also processed and stored. This sector has a generally low single digit growth profile.
Commercial/Industrial:   This space is comprised of those applications that are tied to a company’s critical systems. Examples include transportation, manufacturing, oil and gas, etc. These applications are growing in their need for intelligent infrastructure and may be regulated or need to pass some level of compliance. The growth in this area generally tracks gross domestic product.
Business Combination
On the Closing Date, Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), consummated the Business Combination pursuant to that certain Merger Agreement, by and among GSAH, Vertiv Holdings, the Vertiv Stockholder, the First Merger Sub and the Second Merger Sub. As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC.” As a result of the consummation of the Business Combination, (a) the Company directly owns all of the equity interests of Vertiv Holdings, LLC and indirectly owns the equity interests of its subsidiaries and (b) the Vertiv Stockholder, the sole equity owner of Vertiv Holdings prior to the Business Combination, holds 118,261,955 shares of our Class A common stock as of August 4, 2020. In connection with the Business Combination, the registrant changed its name from GS Acquisition Holdings Corp to “Vertiv Holdings Co”.

On February 6, 2020, GSAH’s stockholders, at a special meeting of GSAH, approved and adopted the Merger Agreement, and approved the Business Combination proposal and the other related proposals presented in the definitive proxy statement filed with the SEC on January 17, 2020 (the “Proxy Statement”).
The aggregate merger consideration paid by GSAH in connection with the consummation of the Business Combination was approximately $1.5 billion (the “Merger Consideration”). The Merger Consideration was paid in a combination of cash and stock. The amount of cash consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was $341.6 million. The remainder of the consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was Stock Consideration, consisting of 118,261,955 newly-issued shares of our Class A common stock, which shares were valued at $10.00 per share for purposes of determining the aggregate number of shares of our Class A common stock payable to the Vertiv Stockholder as part of the Merger Consideration. In addition, the Vertiv Stockholder is entitled to receive additional future cash consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement.
Concurrently with the execution of the Merger Agreement, GSAH entered into the Subscription Agreements with the PIPE Investors, including the Subscribing Vertiv Executives, pursuant to which the PIPE Investors collectively subscribed for 123,900,000 shares of our Class A common stock for an aggregate purchase price equal to $1,239,000,000. The PIPE Investment was consummated in connection with the consummation of the Business Combination. See “Business Combination” for a summary of the Subscription Agreements. Each of the Initial Stockholders agreed to waive the anti-dilution adjustments provided for in GSAH’s Certificate of Incorporation, which were applicable to the founder shares. As a result of such waiver, the 17,250,000 founder shares automatically converted from shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis upon the consummation of the Business Combination.
On the Closing Date, we entered into certain related agreements including the Tax Receivable Agreement, Amended and Restated Registration Rights Agreement and the Stockholders Agreement (each of which is described in the section titled “Business Combination”).
The following diagram illustrates our structure following the consummation of the Business Combination:

Financing Transactions
To further its objective to explore future financing options to optimize its capital structure, on January 31, 2020, Vertiv commenced a process to (i) amend and extend the Prior Asset-Based Revolving Credit Facility and (ii) refinance (a) the indebtedness represented by the Prior Term Loan Facility, (b) the 2022 Senior Notes, (c) the 2024 Senior Notes and (d) the 2024 Senior Secured Notes. In connection with the refinancing process, on January 31, 2020, Vertiv called each of the Prior Notes for conditional redemption on March 2, 2020, in accordance with the respective indentures governing the Prior Notes. In addition, a total of $500,000 principal amount of 2024 Senior Notes were tendered in the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020.
On the Closing Date and prior to the completion of the refinancing, Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176 million of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Facility and approximately $1.29 billion of the outstanding indebtedness under the Prior Term Loan Facility.
On March 2, 2020, we completed the refinancing by entering into (i) Amendment No. 5 to the Prior-Asset Based Revolving Credit Agreement, by and among, inter alia, Vertiv Group Intermediate, Vertiv Group, as lead borrower, certain direct and indirect subsidiaries of Vertiv Group, as co-borrowers and guarantors thereunder, various financial institutions from time to time party thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the “Amendment” and, the Prior Asset-Based Revolving Credit Agreement as amended by the Amendment, the “Asset-Based Revolving Credit Facility”), which Amendment extended the maturity of, and made certain other modifications to, the Prior Asset-Based Revolving Credit Facility and (ii) the Term Loan Credit Agreement, with the borrowings thereunder used to repay or redeem, as applicable, in full the Prior Term Loan Facility and the Prior Notes. The refinancing transactions reduce our debt service requirements going forward and extend the maturity profile of our indebtedness.
Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. We currently anticipate losing our “emerging growth company” status at 2020 year end. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors”, that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business.
Corporate Information
We were incorporated on April 25, 2016 as a Delaware corporation under the name “GS Acquisition Holdings Corp” and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On February 7, 2020, in connection with the consummation of the Business Combination, we changed our name to “Vertiv Holdings Co.” Our principal executive offices are located at 1050 Dearborn Drive, Columbus, Ohio, 43085, and our telephone number is (614) 888-0246. Our website is www.vertiv.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus.

THE OFFERING
We are registering the issuance by us of up to 33,533,301 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock, including the public warrants and the private placement warrants. We are also registering the resale by the Selling Holders or their permitted transferees of (i) up to 259,672,496 shares of Class A common stock, (ii) up to 10,606,665 warrants and (iii) 220,000 units. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page 11 of this prospectus.
Issuance of Class A Common Stock
The following information is as of August 4, 2020 and does not give effect to issuances of our Class A common stock or warrants after such date, or the exercise of warrants after such date.
Shares of our Class A common stock to be issued upon exercise of all public warrants and private placement warrants
33,533,301 shares
Shares of our Class A common stock outstanding prior to exercise of all public warrants and private placement warrants
328,411,705 shares
Use of proceeds
We will receive up to an aggregate of approximately $385,632,962 from the exercise of all public warrants and private placement warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.
Resale of Class A common stock, warrants and units
Shares of Class A common stock offered by the Selling Holders (including 10,533,333 shares of Class A common stock that may be issued upon exercise of the private placement warrants, 17,250,000 founder shares, 113,333,876 PIPE Shares, 118,261,955 Stock Consideration Shares and 293,332 shares of Class A common stock underlying the units that are Other Registrable Securities)
259,672,496 shares
Warrants offered by the Selling Holders (includes 10,533,333 private placement warrants and 73,332 public warrants underlying the units that are Other Registrable
Securities)
10,606,665 warrants
Exercise Price
$11.50 per share, subject to adjustment as described herein.
Redemption
The warrants are redeemable in certain circumstances. See “Description of Securities — Private Placement Warrants” for further discussion.

Units offered by the Selling Holders that are Other Registrable Securities
220,000 units, each unit consisting of one share of Class A common stock and one-third of one public warrant.
Use of Proceeds
We will not receive any proceeds from the sale of the Class A common stock, warrants and units to be offered by the Selling Holders. With respect to shares of Class A common stock underlying the warrants, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such warrants to the extent such warrants are exercised for cash.
Lock-up Agreements
Each of (i) the founder shares that are owned by the Initial Stockholders and (ii) the Stock Consideration Shares owned by the Vertiv Stockholder were subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Business Combination — Related Agreements” for further discussion.
NYSE Ticker Symbols
Class A common stock: “VRT”
Warrants: “VRT WS”
Units: “VERT.U”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF VERTIV HOLDINGS AND VERTIV HOLDINGS CO
The following tables summarize Vertiv’s selected historical consolidated and combined financial data for the periods and as of the dates indicated. During 2017, Vertiv elected to change its fiscal year end from September 30 to December 31. The change became effective at the end of the period ended December 31, 2016. Unless otherwise noted, all references to “fiscal” in this report refer to the twelve-month fiscal year, which as of and prior to September 30, 2016 ended on September 30, and beginning after December 31, 2016 ends on December 31 of each year. The selected financial data presented in the below table for the period prior to the Separation, including the summary combined statement of earnings (loss) data for the two-month period ended November 30, 2016 and the fiscal years ended September 30, 2016 and 2015 are derived from the combined financial statements for the Network Power business of Emerson (or Vertiv Predecessor), Vertiv’s accounting predecessor, and is referred to in this prospectus, as the “Predecessor” period. The selected financial data presented in the below table for the period following the Separation, including the summary consolidated statement of earnings (loss) data for the years ended December 31, 2019, 2018 and 2017, and the one-month period ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2019, 2018, 2017 and 2016, are each derived from Vertiv’s consolidated financial statements and is referred to in this prospectus as the “Successor” period. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. Vertiv’s historical results for any prior period are not necessarily indicative of results Vertiv may expect or achieve in any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
In connection with the Business Combination, Vertiv was determined to be the accounting acquirer. Following the Business Combination, GSAH was renamed “Vertiv Holdings Co” and adopted Vertiv’s presentation of its historical consolidated financial data. Vertiv Holdings Co’s balance sheet data as of June 30, 2020 and statements of comprehensive income (loss) data for the six months ended June 30, 2020 and June 30, 2019 are derived from Vertiv Holdings Co’s unaudited financial statements included elsewhere in this prospectus.

The selected historical consolidated and combined financial data set forth below should be read in conjunction with, and are qualified by reference to, “Vertiv Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Vertiv Holdings consolidated financial statements and related notes thereto included elsewhere in this prospectus.
	Successor						Predecessor
(in millions except per share data)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	One month ended December 31, 2016	Two months ended November 30, 2016	Year ended September 30, 2016	Year ended September 30, 2015
Consolidated and Combined Statement of Earnings Data
Net sales
Net sales	$1,903.0	$2,188.9	$4,431.2	$4,285.6	$3,879.4	$301.7	$566.2	$3,943.5	$4,025.1
Costs and expenses
Cost of sales	1,269.6	1,474.6	2,978.2	2,865.2	2,566.8	240.3	369.3	2,532.6	2,669.1
Selling, General and administrative expenses	491.2	549.7	1,100.8	1,223.8	1,086.0	162.3	164.3	980.8	1,009.7
Goodwill impairment	—	—	—	—	—	—	—	57.0	154.0
Loss on extinguishment of debt(1)	174.0	—	—	—	—	—	—	—	—
Other deductions, net	83.8	67.0	146.1	178.8	254.4	42.5	14.7	125.9	208.0
Interest expense (income)	99.1	156.4	310.4	288.8	379.3	27.8	0.3	(3.5)	(3.8)
Earnings (loss) from continuing operations before income taxes	(214.7)	(58.8)	(104.3)	(271.0)	(407.1)	(171.2)	17.6	250.7	(11.9)
Income tax expense (benefit)	28.0	34.5	36.5	49.9	(19.7)	(4.3)	24.3	140.1	100.3
Earnings (loss) from continuing operations	(242.7)	(93.3)	(140.8)	(320.9)	(387.4)	(166.9)	(6.7)	110.6	(112.2)
Earnings (loss) from discontinued operations, net of income taxes	—	—	—	6.9	17.8	(4.3)	7.2	47.1	50.4
Net earnings (loss)	$(242.7)	$(93.3)	$(140.8)	$(314.0)	$(369.6)	$(171.2)	$0.5	$157.7	$(61.8)
Earnings (loss) per share (basic and diluted)	$(0.85)	$(0.79)	$(1.19)	$(2.66)	$(3.13)	$(1.45)	$0.00	$1.33	$(0.52)

	Successor						Predecessor
(in millions)	Six months ended June 30, 2020	Six months ended June 30, 2019	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	One month ended December 31, 2016	Two months ended November 30, 2016	Year ended September 30, 2016	Year ended September 30, 2015
Consolidated and Combined Cash Flow Data:
Net cash provided by (used for) operating activities	$(121.7)	$(81.6)	$57.5	$(221.9)	$(49.6)	$59.8	$(37.2)	$370.2	$340.5
Net cash provided by (used for) investing activities	(19.4)	(28.6)	(65.3)	(207.7)	1,058.1	(3,925.2)	(10.5)	(30.2)	(46.4)
Net cash provided by (used for) financing activities	293.5	4.9	14.8	245.1	(874.1)	4,106.6	(136.8)	(199.1)	(292.9)
Purchase of property, plant and equipment	(13.2)	(23.0)	(47.6)	(64.6)	(36.7)	(4.7)	(8.5)	(34.0)	(44.9)
Consolidated and Combined Balance Sheet Data (at end of period):
Cash	$369.7	$110.1	$223.5	$215.1	$388.0	$249.6	$92.3	$272.0	$131.6
Working capital(2)	762.7	434.3	497.7	488.9	539.2	444.1	456.8	585.4	507.1
Total current assets	2,203.2	1,992.6	2,017.4	2,095.3	1,988.1	1,935.9	1,805.9	1,989.1	1,812.2
Property, plant and equipment, net	407.1	430.1	428.2	441.7	462.8	444.5	299.7	308.1	331.1
Total assets	4,729.9	4,727.4	4,657.4	4,794.4	4,808.5	5,859.3	4,456.7	4,709.0	4,745.9
Total equity	350.9	(638.2)	(704.8)	(540.3)	(129.6)	1,120.0	2,858.1	3,068.3	3,162.4
Total debt	2,409.0	3,445.8	3,467.3	3,427.8	3,159.6	2,916.1	—	—	—

(1)
The loss on extinguishment of debt for the six-month period ended June 30, 2020 represents costs incurred in the refinancing and pay down of the Company’s long-term debt. The loss includes $99.0 million write-off of deferred financing fees and $75.0 million early redemption premium on high interest notes, for a total refinancing cost of $174.0 million.

(2)
Vertiv defines working capital as current assets less current liabilities.

RISK FACTORS
An investment in our securities involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this prospectus, including “Cautionary Statement About Regarding Forward-Looking Statements,” “Vertiv Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our securities. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our securities could decline and you may lose all or part of your investment in us. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Vertiv Holdings Co and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of Vertiv prior to the consummation of the Business Combination.
Risks Related to Our Business
Our business, results of operations, financial position, cash flows and liquidity have been and could continue to be adversely affected by the COVID-19 pandemic or other similar outbreaks.
The ongoing global COVID-19 global pandemic and efforts to reduce its spread have led to a significant decline of economic activity and significant disruption and volatility in global markets. To date, the COVID-19 outbreak and response by governments and other third parties to contain or mitigate the outbreak have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas and significant disruption in global financial markets. For example, many state, local, and foreign governments have put in place quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions in order to control the spread of the disease. Such orders or restrictions, or the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions, and cancellation or postponement of events, among other effects that could negatively impact productivity and disrupt our operations and those of our customers.
Although we are unable to predict the ultimate impact of the COVID-19 outbreak at this time, the pandemic has adversely affected, and could continue to adversely affect, our business, results of operations, financial position, cash flows and liquidity. Such effects may be material and may include, but are not limited to:
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disruptions in our supply chain due to transportation delays, travel restrictions and closures of businesses or facilities;

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reductions in our operating effectiveness due to workforce disruptions, the need for social distancing, and the unavailability of key personnel necessary to conduct our business activities; and

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volatility in the global financial markets, which could have a negative impact on our ability to access capital and additional sources of financing in the future.

In addition, we cannot predict the impact that COVID-19 will have on our customers, subcontractors, suppliers, distributors, and employees and any adverse impacts on these parties may have a material adverse impact on our business. The impact of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this prospectus.
Economic weakness and uncertainty could adversely impact our business, results of operations and financial condition.
Worldwide economic conditions impact demand for our offerings, and economic weakness and uncertainty in global, regional or local areas may result in decreased orders, revenue, gross margin and earnings. For example, our business has been impacted from time to time in the past by macroeconomic weakness in the United States and various regions outside of the United States. Any such economic weakness and uncertainty may result in:
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capital spending constraints for customers and, as a result, reduced demand for our offerings;

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increased price competition for our offerings;

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excess and obsolete inventories;

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supply constraints if the number of suppliers decreases due to financial hardship;

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restricted access to capital markets and financing, resulting in delayed or missed payments to us and additional bad debt expense;

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excess facilities and manufacturing capacity;

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higher overhead costs as a percentage of revenue and higher interest expense;

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loss of orders, including as a result of corruption, the risk of which is increased by a weak economic climate;

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significant declines in the value of foreign currencies relative to the U.S. dollar, impacting our revenues and results of operations;

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financial difficulty for our customers; and

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increased difficulty in forecasting business activity for us, customers, the sales channel and vendors.

We rely on the continued growth of our customers’ networks, in particular data center and communication networks, and any decreases in demand in these networks could lead to a decrease in our offerings.
A substantial portion of our business depends on the continued growth of our customers’ data centers and communication networks. If these networks do not continue to grow, whether as a result of changes in the economy, capital spending, building capacity in excess of demand, delays in receiving required permits and approvals, or otherwise overall demand could decrease for our offerings, which would have an adverse effect on our business, results of operations and financial condition.
If we fail to anticipate technology shifts, market needs and opportunities, and fail to develop appropriate products, product enhancements and services in a timely manner to meet those changes, we may not be able to compete effectively against our global competitors and, as a result, our ability to generate revenues will suffer.
We believe that our future success will depend in part upon our ability to anticipate technology shifts and to enhance and develop new products and services that meet or anticipate such technology changes. Any such developments will require continued investment in engineering, capital equipment, marketing, customer service and technical support. For example, we will need to anticipate potential market shifts to alternative power architectures, cooling technologies and energy storage that could diminish the demand for our existing offerings or affect our margins.
Also, our primary global competitors are sophisticated companies with significant resources that may develop superior products and services or may adapt more quickly to new technologies and technology shifts, industry changes or evolving customer requirements. If we fail to anticipate technology changes, shifting market needs or keep pace with our competitors’ products, or if we fail to develop and introduce new products or enhancements in a timely manner, we may lose customers and experience decreased or delayed market acceptance and sales of present and future products and our ability to generate revenues will suffer.
The long sales cycles for certain of our products and solutions offerings, as well as unpredictable placing or canceling of customer orders, particularly large orders, may cause our revenues and operating results to vary significantly from quarter-to-quarter, which could make our future operational results less predictable.
A customer’s decision to purchase certain of our products or solutions, particularly products new to the market or long-term end-to-end solutions, may involve a lengthy contracting, design and qualification process. In particular, customers deciding on the design and implementation of large deployments may have lengthy and unpredictable procurement processes that may delay or impact expected future orders. As a result, the order booking and sales recognition process may be uncertain and unpredictable, with some customers placing large orders with short lead times on little advance notice and others requiring lengthy, open-ended processes that may change depending on global or regional economic weakness. This may cause our revenues and operating results to vary unexpectedly from quarter-to-quarter, making our future operational results less predictable.
Any disruption or any consolidation of our customers’ markets could result in declines in the sales volume and prices of our products.
The disruption of our customers’ markets could occur due to a number of factors, including government policy changes, industry consolidations or the shifting of market size and power among customers. Such consolidations or other disruptions may result in certain parties gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Such changes could impact spending as customers evolve their strategies or integrate acquired operations. For example, if fewer customers exist due to consolidation, the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Any reduction in customer spending on technological development as a result of these and other factors could have an adverse effect on our business, results of operations and financial condition. See also “— Future legislation and regulation, both in the United States and abroad, governing the Internet services, other related communications services and information technologies could disrupt our customers’ markets resulting in declines in sales volume and prices of our products and otherwise have an adverse effect on our business operations.”
Large companies, such as communication network and cloud/hyperscale and colocation data center providers, often require more favorable terms and conditions in our contracts with such companies that could result in downward pricing pressures on our business.
Large companies, such as communication network and cloud/hyperscale and colocation data center providers, comprise a portion of our customer base and generally have greater purchasing power than smaller entities. Accordingly, these customers often require more favorable terms and conditions in contracts from suppliers including us. Consolidation among such large customers can further increase their buying power and ability to require onerous terms. See “— Any Disruption or Any Consolidation of Our Customers’ Markets Could Result in Declines in the Sales Volume and Prices of Our Products.” In addition, these customers may impose substantial penalties for any product or service failures caused by us. As we seek to sell more products to such customers, we may be required to agree to such terms and conditions more frequently, which may include terms that affect the timing of our cash flows and ability to recognize revenue, and could have an adverse effect on our business, results of operations and financial condition.
We derive a portion of our revenue from contracts with governmental customers. Such customers and their respective agencies are subject to increased pressures to reduce expenses. Contracts with governmental customers may also contain additional or more onerous terms and conditions that are not common among commercial customers. In addition, as a result of our contracts with governmental customers, we are at risk of being subject to audits, investigations, sanctions and penalties by such governments, which could result in various civil and criminal penalties, administrative sanctions, and fines and suspensions.
We derive a portion of our revenue from contracts with governmental customers, including the U.S., state and local governments. There is increased pressure on such governmental customers and their respective agencies to reduce spending and some of our contracts at the state and local levels are subject to government funding authorizations. These factors combine to potentially limit the revenue we derive from government contracts.
Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business. Such contracts are also subject to various laws and regulations that apply to doing business with governments. The laws relating to government contracts differ from other commercial contracting laws and our government contracts may contain pricing and other terms and conditions that are less favorable to the Company than those in commercial contracts.
We have, and we intend to continue pursuing, long-term, fixed-price contracts (including long-term, turnkey projects). Our failure to mitigate certain risks associated with our long-term, fixed-price contracts (including long-term, turnkey projects) may result in excess costs and penalties.
We have, and we intend to continue pursuing, long-term, fixed-price contracts (including long-term, turnkey projects). These contracts and projects have a duration greater than twelve months. Such contracts and projects involve substantial risks, which may result in excess costs and penalties, and include but are not limited to:
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unanticipated technical problems with equipment, requiring us to incur added expenses to remedy such problems;

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changes in costs or shortages of components, materials, labor or construction equipment;

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difficulties in obtaining required governmental permits or approvals;

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project modifications and changes to the scope of work resulting in unanticipated costs;

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delays caused by local weather or other conditions beyond our control;

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changes in regulations, permits or government policy;

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the failure of suppliers, subcontractors or consortium partners to perform; and

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penalties, if we cannot complete all or portions of the project within contracted time limits and performance levels.
Our failure to mitigate these risks may result in excess costs and penalties and may have an adverse effect on our results of operations and financial condition.
System security risks could disrupt our operations, and any such disruption could reduce our revenue, increase our expenses, damage our reputation and adversely impact our performance.
We rely on our information systems and the information systems of a variety of third parties for processing customer orders, shipping products, billing our customers, tracking inventory, supporting finance and accounting functions, financial statement preparation, payroll services, benefit administration and other general aspects of our business. Our information systems or those of our third-party providers may be vulnerable to attack or breach. Any such attack or breach could compromise such information systems, resulting in fraud, ransom attack or theft of proprietary or sensitive information which could be accessed, publicly disclosed, misused, stolen or lost. This could impede our sales, manufacturing, distribution or other critical functions and the financial costs we could incur to eliminate or alleviate these security risks could be significant and may be difficult to anticipate or measure. Moreover, such a breach could cause reputational and financial harm and subject us to liability to our customers, suppliers, business partners or any affected individual.
In addition, the products we produce or elements of such products that we procure from third parties may contain defects or weaknesses in design, architecture or manufacture, which could lead to system security vulnerabilities in our products and compromise the network security of our customers. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our products or services, the market perception of the effectiveness of our products or services could be harmed.
Implementations of new information systems and enhancements to our current systems may be costly and disruptive to our operations.
We recently commenced the implementation of new information systems, including enhancement to our enterprise resource plan, human capital management, and product lifecycle management systems. The implementation of new information systems and enhancements to current systems may be costly and disruptive to our operations. Any problems, disruptions, delays or other issues in the design and implementation of these systems or enhancements could adversely impact our ability to process customer orders, ship products, provide service and support to our customers, bill and collect in a timely manner from our customers, fulfill contractual obligations, accurately record and transfer information, recognize revenue, file securities, governance and compliance reports in a timely manner or otherwise run our business. If we are unable to successfully design and implement these new systems, enhancements and processes as planned, or if the implementation of these systems and processes is more lengthy or costly than anticipated, our business, results of operations and financial condition could be negatively impacted.
Failure to properly manage our supply chain and inventory could result in higher costs of production and delays in fulfilling customer orders, excess or obsolete materials or components, labor disruptions or shortages and delays in production.
Our operations, particularly our manufacturing and service operations, depend on our ability to accurately anticipate both our needs, including raw materials, components, products and services, from third-party suppliers, and such suppliers’ ability to timely deliver the quantities and quality required at reasonable prices. We have a large number of providers to support our global operations and breadth of offerings. In addition, certain of our suppliers are also competitors with us in one or more parts of our business and those suppliers may decide to discontinue business with us. Other supply chain risks that we could face include, but are not limited to, the following:
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Volatility in the supply or price of raw materials.   Our products rely on a variety of raw materials and components, including steel, copper and aluminum and electronic components. We may experience a shortage of, or a delay in receiving, such materials or components as a result of strong demand, supplier capacity constraints or other operational disruptions, restrictions on use of materials or components subject to our governance and compliance requirements, disputes with suppliers or problems in transitioning to new suppliers. Moreover, prices for some of these materials and components have historically been volatile and unpredictable, and such volatility is expected to continue. Ongoing supply issues may require us to reengineer some offerings, which could result in further costs and delays. If we are unable to secure necessary supplies at reasonable prices or acceptable quality, we may be unable to manufacture products, fulfill service orders or otherwise operate our business. We may also be unable to offset unexpected increases in material and component costs with our own price increases without suffering reduced volumes, revenues or operating income.

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Contractual terms.   As a result of long-term price or purchase commitments in contracts with our suppliers, we may be obligated to purchase materials, components or services at prices higher than those available in the current market, which may put us at a disadvantage to competitors who have access to components or services at lower prices, impact our gross margin, and, if these issues impact demand, may result in additional charges for inventory obsolescence. In addition, to secure the supply of certain materials and components on favorable terms, we may make strategic purchases of materials and components in advance or enter into non-cancelable commitments. If we fail to anticipate demand properly, we may have an oversupply which could result in excess or obsolete materials or components.

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Contingent workers.   In some locations, we rely on third-party suppliers for the provision of contingent workers, and our failure to manage such workers effectively could adversely impact our results of operations. We may in the future be exposed to various legal claims relating to the status of contingent workers. We may also be subject to labor shortages, oversupply, or fixed contractual terms relating to the contingent workforce, and our ability to manage the size of, and costs for, such contingent workforce may be further constrained by local laws or future changes to such laws. In addition, our customers may impose obligations on us with regard to our workforce and working conditions.

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Single-source suppliers.   We obtain certain materials or components from single-source suppliers due to technology, availability, price, quality or other considerations. Replacing a single-source supplier could delay production of some products because replacement suppliers, if available, may be subject to capacity constraints or other output limitations.

Any of these risks could have an adverse effect on our results of operations and financial condition.

In addition, our operations depend upon disciplined inventory management, as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. Excess or obsolete inventory, including that procured pursuant to an inaccurate customer forecast, would result in a write-off of such inventory, causing an increase in costs of goods sold and a decline in our gross margins.
The areas in which we provide our offerings are highly competitive, and we experience competitive pressures from numerous and varied competitors.
We encounter competition from numerous and varied competitors in all areas of our business on a global and regional basis, and our competitors have targeted, and are expected to continue targeting, our primary areas of operation. We compete with such competitors primarily on the basis of reliability, quality, price, service and customer relationships. A significant element of our competitive strategy is focused on delivering high-quality products and solutions at the best relative global cost. If our products, services, and cost structure do not enable us to compete successfully based on any of those criteria, we may experience a decline in product sales and a corresponding loss of customers due to their selection of a competitor.
Our competitors, any of which could introduce new technologies or business models that disrupt significant portions of our markets and cause our customers to move a material portion of their business away from us to such competitors, include:
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Large-scale, global competitors with broad, sometimes larger, product portfolios and service offerings. These competitors may have greater financial, technical and marketing resources available to them compared to the resources allocated to our products and services that compete against their products and services. Competitors within this category include Schneider Electric, S.E. and Eaton Corporation Plc, each of which have a large, global presence and compete directly in the markets in which we operate. Industry consolidation may also impact the competitive landscape by creating larger, more homogeneous and potentially stronger competitors in the markets in which we operate.

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Offering-specific competitors with products and services that compete globally but with a limited set of product offerings. These competitors may be able to focus more closely on a segment of the market and be able to apply targeted financial, technical and marketing resources in ways that we cannot, potentially leading to stronger brand recognition and more competitive pricing.

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Regional or country-level competitors that compete with us in a limited geographic area.

We may not realize the expected benefits from any rationalization and improvement efforts that we have taken or may take in the future.
We are continuously evaluating, considering and implementing possible rationalization and realignment initiatives to reduce our overall cost base and improve efficiency. There can be no assurance that we will fully realize the benefits of such efforts that we have taken or will take in the future within the expected time frame, or at all, and we may incur additional and/or unexpected costs to realize them. Further, we may not be able to sustain any achieved benefits in the future. In addition, these actions and potential future efforts could yield other unintended consequences, such as distraction of management and employees, business disruption, reduced employee morale and productivity, and unexpected employee attrition, including the inability to attract or retain key personnel. If we fail to achieve the expected benefits of any rationalization or realignment initiatives and improvement efforts, or if other unforeseen events occur in connection with such efforts, our business, results of operations and financial condition could be negatively impacted.
Disruption of, or consolidation or changes in, the markets or operating models of our independent sales representatives, distributors and original equipment manufacturers could have a material adverse effect on our results of operations.
We rely, in part, on independent sales representatives, distributors and original equipment manufacturers for the distribution of our products and services, some of whom operate on an exclusive basis. If these third parties’ financial condition or operations weaken, including as a result of a shift away from the go-to-market operating model they currently follow, and they are unable to successfully market and sell our products, our revenue and gross margins could be adversely affected. In addition, if there are disruptions or consolidation in their markets, such parties may be able to improve their negotiating position and renegotiate historical terms and agreements for the distribution of our products or terminate relationships with us in favor of our competitors. Changes in the negotiating position of such third parties in future periods could have an adverse effect on our results of operations.
If we are unable to obtain performance and other guarantees from financial institutions, we may be prevented from bidding on, or obtaining, certain contracts, or our costs with respect to such contracts could be higher.
In accordance with industry practice for large data center construction opportunities, we are required to provide guarantees, including bid-bonds, advance payment and performance guarantees for our performance and project completion dates. Some customers require these guarantees to be issued by a financial institution, and historic global financial conditions have in the past, and may in the future, make it more difficult and expensive to obtain these guarantees. If, in the future, we cannot obtain such guarantees on commercially reasonable terms or at all, we could be prevented from bidding on, or obtaining, such large construction contracts, or our costs for such contracts could be higher and, in either case, could have an adverse effect on our business, results of operations and financial condition.
We may not realize all of the sales expected from our backlog of orders and contracts.
Our backlog consists of the value of product and service orders for which we have received a customer purchase order or purchase commitment and which have not yet been delivered. As of June 30, 2020 and June 30, 2019, Vertiv’s estimated combined order backlog was approximately $1,752.4 million and $1,428.9 million, respectively. The vast majority of our combined backlog is considered firm and expected to be delivered within one year. Our customers have the right in some circumstances, usually with penalties or termination consequences, to reduce or defer firm orders in backlog. If customers terminate, reduce or defer firm orders, whether due to fluctuations in their business needs or purchasing budgets or other reasons, our sales will be adversely affected and we may not realize the revenue we expect to generate from our backlog or, if realized, may not result in profitable revenue. More generally, we do not believe that our backlog estimates as of any date are indicative of revenues for any future period.
Our global operations and entity structure result in a complex tax structure where we are subject to income and other taxes in the United States and numerous foreign jurisdictions. Unanticipated changes in our tax provisions, variability of our quarterly and annual effective tax rate, the adoption of new tax legislation or exposure to additional tax liabilities could impact our financial performance.
Our global operations and entity structure result in a complex tax structure where we are subject to income and other taxes in the United States and numerous foreign jurisdictions. Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties, changes in tax laws and rates or other regulatory actions regarding taxes, and the extent to which we are able to realize net operating loss and other carryforwards included in deferred tax assets and avoid potential adverse outcomes included in deferred tax liabilities, among other matters, may significantly impact our effective income tax rate in the future. Our effective tax rate in any given financial reporting period may be materially impacted by mix and level of earnings or losses by jurisdiction as well as the discrete recognition of taxable events and exposures.
Future legislation and regulation, both in the United States and abroad, governing the Internet services, other related communications services and information technologies could disrupt our customers’ markets resulting in declines in sales volume and prices of our products and otherwise have an adverse effect on our business operations.
Various laws and governmental regulations, both in the United States and abroad, governing Internet related services, related communications services and information technologies remain largely unsettled, even in areas where there has been some legislative action. For example, in the United States regulations governing aspects of fixed broadband networks and wireless networks may change as a result of proposals regarding net neutrality and government regulation of the Internet, which could impact our communication networks customers. There may also be forthcoming regulation in the United States in the areas of cybersecurity, data privacy and data security, any of which could impact us and our customers. Similarly, data privacy regulations outside of the United States continue to evolve. Future legislation could impose additional costs on our business, disrupt our customers’ markets or require us to make changes in our operations which could adversely affect our operations.
Any failure of our offerings could subject us to substantial liability, including product liability claims, which could damage our reputation or the reputation of one or more of our brands.
The offerings that we provide are complex, and our regular testing and quality control efforts may not be effective in controlling or detecting all quality issues or errors, particularly with respect to faulty components manufactured by third parties. Defects could expose us to product warranty claims, including substantial expense for the recall and repair or replacement of a product or component, and product liability claims, including liability for personal injury or property damage. We are not generally able to limit or exclude liability for personal injury or property damage to third parties under the laws of most jurisdictions in which we do business and, in the event of such incident, we could spend significant time, resources and money to resolve any such claim. We may be required to pay for losses or injuries purportedly caused by the design, manufacture, installation or operation of our products or by solutions performed by us or third parties.
An inability to cure a product defect could result in the failure of a product line, temporary or permanent withdrawal from a product or market, delays in customer payments or refusals by our customers to make such payments, increased inventory costs, product reengineering expenses and our customers’ inability to operate their enterprises. Such defects could also negatively impact customer satisfaction and sentiment, generate adverse publicity, reduce future sales opportunities and damage our reputation or the reputation of one or more of our brands. Any of these outcomes could have an adverse effect on our results of operations and financial condition.
In order to successfully operate as an independent public company and implement our business plans, we must identify, attract, develop, train, motivate and retain key employees, and failure to do so could seriously harm us.
In order to successfully operate as an independent public company and implement our business plans, we must identify, attract, develop, motivate, train and retain key employees, including qualified executives, management, engineering, sales, marketing, IT support and service personnel. The market for such individuals may be highly competitive. Attracting and retaining key employees in a competitive marketplace requires us to provide a competitive compensation package, which often includes cash- and equity-based compensation. If our total compensation package is not viewed as competitive, our ability to attract, motivate and retain key employees could be weakened and failure to successfully hire or retain key employees and executives could adversely impact us.
We may elect not to purchase insurance for certain business risks and expenses and, for the insurance coverage we have in place, such coverage may not address all of our potential exposures or, in the case of substantial losses, may be inadequate.
We may elect not to purchase insurance for certain business risks and expenses, such as claimed intellectual property infringement, where we believe we can adequately address the anticipated exposure or where insurance coverage is either not available at all or not available on a cost-effective basis. In addition, product liability and product recall insurance coverage is expensive and may not be available on acceptable terms, in sufficient amounts, or at all. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our products, solutions or services have been or are being used. For those policies that we do have, insurance coverage may be inadequate in the case of substantial losses, or our insurers may refuse to cover us on specific claims. Losses not covered by insurance could be substantial and unpredictable and could adversely impact our financial condition and results of operations. If we are unable to maintain our portfolio of insurance coverage, whether at an acceptable cost or at all, or if there is an increase in the frequency or damage amounts claimed against us, our business, results of operations and financial condition may be negatively impacted.
Any failure by us to identify, manage, integrate and complete acquisitions, divestitures and other significant transactions successfully could harm our financial results, business and prospects.
As part of our business strategy, we have in the past and may, from time to time, in the future acquire businesses or interests in businesses, including non-controlling interests, or form joint ventures or create strategic alliances. Whether we realize the anticipated benefits from such activities depends, in part, upon the successful integration between the businesses involved, the performance and development of the underlying products, capabilities or technologies, our correct assessment of assumed liabilities and the management of the operations. Accordingly, our financial results could be adversely affected by unanticipated performance and liability issues, our failure to achieve synergies and other benefits we expected to obtain, transaction-related charges, amortization related to intangibles, and charges for impairment of long-term assets. These transactions may not be successful.
Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.
As of June 30, 2020, we had total goodwill and net intangible assets of $1,941.1 million which constituted approximately 41 percent of our total assets. We assess our net intangible assets and goodwill for impairment annually, and we conduct an interim evaluation whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. Our ability to realize the value of goodwill and net intangible assets will depend on the future cash flows of the businesses to which the goodwill relates. If we are not able to realize the value of the goodwill and net intangible assets, this could adversely affect our results of operations and financial condition, and also result in an impairment of those assets.
The global scope of our operations could impair our ability to react quickly to changing business and market conditions and enforce compliance with company-wide standards and procedures.
As of June 30, 2020, we employed over 20,000 people globally and had manufacturing facilities in the Americas, Asia Pacific and EMEA. We generate substantial revenue outside of the United States and expect that foreign revenue will continue to represent a significant portion of our total revenues. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor company-wide standards and directives across our global network. Our failure to successfully manage our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with company-wide standards and procedures.
Our sales and operations in emerging markets exposes us to economic and political risks.
We generate a significant portion of our revenue from sales in emerging markets. Serving a global customer base requires that we place more materials, production and service assets in emerging markets to capitalize on market opportunities and maintain our cost position. Newer geographic markets may be relatively less profitable due to our investments associated with entering such markets and local pricing pressures, and we may have difficulty establishing and maintaining the operating infrastructure necessary to support the high growth rates associated with some of those markets. Operations in emerging markets can also present risks that are not encountered in countries with well-established economic and political systems, including:
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changes or ongoing instability in a country’s or region’s economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts, which could make it difficult for us to anticipate future business conditions, cause delays in the placement of orders, complicate our dealings with governments regarding permits and other regulatory matters and make our customers less willing to make cross-border investments;

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unpredictable or more frequent foreign currency exchange rate fluctuations;

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inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts;

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foreign state takeovers of our facilities, trade protectionism, state-initiated industry consolidation or other similar government actions or control;

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changes in and compliance with international, national or local regulatory and legal environments, including laws and policies affecting trade, economic sanctions, foreign investment, labor relations, foreign anti-bribery and anti-corruption;

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the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

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longer collection cycles and financial instability among customers;

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trade regulations, boycotts and embargoes, including policies adopted by countries that may favor domestic companies and technologies over foreign competitors, which could impair our ability to obtain materials necessary to fulfill contracts, pursue business or establish operations in such countries;

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difficulty of obtaining adequate financing and/or insurance coverage;

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fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure;

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political or social instability that may hinder our ability to send personnel abroad or cause us to move our operations to facilities in countries with higher costs and less efficiencies;

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difficulties associated with repatriating earnings generated or held abroad in a tax-efficient manner, changes in tax laws, or tax inefficiencies; and

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exposure to wage, price and capital controls, local labor conditions and regulations, including local labor disruptions and rising labor costs which we may be unable to recover in our pricing to customers.

Consequently, our exposure to the conditions in or affecting emerging markets may have an adverse effect on our business, results of operations and financial condition.
We are exposed to fluctuations in foreign currency exchange rates, and our hedging activities may not protect us against the consequences of such fluctuations on our earnings and cash flows.
As a result of our global operations, our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, most notably the strengthening of the U.S. dollar against the primary foreign currencies, which could adversely impact our revenue growth in future periods. For example, if the U.S. dollar strengthens against other currencies such as the euro, our revenues reported in U.S. dollars would decline. In addition, for U.S. dollar-denominated sales, an increase in the value of the U.S. dollar would increase the real cost to customers of our products in markets outside the United States, which could result in price concessions in certain markets, impact our competitive position or have an adverse effect on demand for our products and consequently on our business, results of operations and financial condition.
Legal compliance issues, particularly those related to our imports/exports and foreign operations, could adversely impact our business.
We are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, as amended, that prohibit payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We operate in several less-developed countries and regions that are generally recognized as having a greater risk of potentially corrupt business environments. Our legal compliance and ethics programs, including a code of business conduct, policies on anti-bribery, export controls, environmental and other legal compliance, and periodic training to relevant associates on these matters, are designed to reduce the likelihood of a legal compliance violation. Nevertheless, such a violation could still occur, disrupting our business through fines, penalties, diversion of internal resources, negative publicity and possibly severe criminal or civil sanctions.
We are also subject to applicable import laws, export controls and economic sanctions laws and regulations. Changes in import and export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in claims for breach of existing contracts and modifications to existing compliance programs and training schedules. Violations of the applicable export or import control, or economic sanctions laws and regulations, such as an export to an embargoed country, or to a denied party, or the export of a product without the appropriate governmental license, may result in penalties, including fines, debarments from export privileges, and loss of authorizations needed to conduct aspects of our international business, and may harm our ability to enter into contracts with our customers who have contracts with the U.S. government. A violation of the laws and regulations enumerated above could have an adverse effect on our business, results of operations and financial condition.
We are subject to risks related to legal claims and proceedings filed by or against us, and adverse outcomes in these matters may materially harm our business.
We are subject to various claims, disputes, investigations, demands, arbitration, litigation, or other legal proceedings. Legal claims and proceedings may relate to labor and employment, commercial arrangements, intellectual property, disputes with customers, environmental, health and safety, property damage, theft, personal injury and various other matters. Legal matters are inherently uncertain and we cannot predict the duration, scope, outcome or consequences. In addition, legal matters are expensive and time-consuming to defend, settle, and/or resolve, and may require us to implement certain remedial measures that could prove costly or disruptive to our business and operations. The unfavorable resolution of one or more of these matters could have an adverse effect on our business, results of operations and financial condition.
We have identified two material weaknesses in our internal control over financial reporting which, if not remediated, could result in material misstatements in our financial statements.
During the quarters ended March 31, 2020 and June 30, 2020, we identified material weaknesses in internal control over financial reporting that pertain to (1) the ineffective design and implementation of effective controls with respect to the implementation of our ERP system consistent with our financial reporting requirements and (2) the design and maintenance of information technology general controls for information systems that are relevant to the preparation of financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim unaudited condensed consolidated financial statements will not be prevented or detected on a timely basis.
We have developed and are implementing a plan to remediate these material weaknesses. However, we cannot assure you that this will occur within a specific timeframe. These material weaknesses will not be remediated until all necessary internal controls have been implemented, tested and determined to be operating effectively. In addition, we may need to take additional measures to address the material weaknesses or modify the planned remediation steps, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weaknesses will not result in a material misstatement of our unaudited condensed consolidated financial statements. Moreover, we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future.
If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission, could be adversely affected. This failure could negatively affect the market price and trading liquidity of our Class A common stock, warrants and units, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties and generally materially and adversely impact our business and financial condition.
Our financial performance may suffer if we cannot continue to develop, commercialize or enforce the intellectual property rights on which our businesses depend, some of which are not patented or patentable, or if we are unable to gain and maintain access to relevant intellectual property rights of third parties through license and other agreements.
Our business relies on a substantial portfolio of intellectual property rights, including trademarks, trade secrets, patents, copyrights and other such rights globally. Intellectual property laws and the protection and enforcement of our intellectual property vary by jurisdiction and we may be unable to protect or enforce our proprietary rights adequately in all cases or such protection and enforcement may be unpredictable and costly, which could adversely impact our growth opportunities, financial performance and competitive position. In addition, our intellectual property rights could be challenged, invalidated, infringed or circumvented, or insufficient to take advantage of current market trends or to provide competitive advantage. For our patent filings, because of the existence of a large number of patents in our fields, the secrecy of some pending patent applications, and the rapid rate of issuance of new patents within our applicable fields, it is not economically practical or even possible to determine conclusively in advance whether a product or any of its components infringes the patent rights of others.
We also rely on maintenance of proprietary information (such as trade secrets, know-how and other confidential information) to protect certain intellectual property. Trade secrets and/or confidential know-how can be difficult to maintain as confidential and we may not obtain confidentiality agreements in all circumstances, or individuals may unintentionally or willfully disclose our confidential information improperly. In addition, confidentiality agreements may not provide an adequate remedy in the event of an unauthorized disclosure of our trade secrets or other confidential information, and the enforceability of such confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. Failure to obtain or maintain trade secrets, protection of know-how and other confidential information could adversely impact our business.
In addition, we rely on licensing certain intellectual property rights from third parties. For example, many of our software offerings are developed using software components or other intellectual property licensed from third parties, including proprietary and open source licenses. This practice requires that we monitor and manage our use of third-party and open source software components to comply with the applicable license terms and avoid any inadvertent licensing or public disclosure of our intellectual property pursuant to such license terms, and our ability to comply with such license terms may be affected by factors that we can only partially influence or control. The continuation of good licensing relationships with our third-party licensors is important to our business. It is possible that merger or acquisition activity or the granting of exclusive licenses may result in reduced availability and/or a change to the license terms that were previously in place. If any of our third-party licensors are acquired by our competitors, there is a risk that the applicable licensed intellectual property may no longer be available to us or available only on less favorable terms. Loss of our license rights and an inability to replace such software with other third-party intellectual property on commercially reasonable terms, or at all, could adversely impact our business, results of operations and financial condition.
Third-party claims of intellectual property infringement, including patent infringement, are commonplace and successful third-party claims may limit or disrupt our ability to sell our offerings.
Third parties may claim that we, or customers using our products, are infringing their intellectual property rights. For example, patent assertion entities, or non-practicing entities, may purchase intellectual property assets for the purpose of asserting infringement claims and attempting to extract settlements from us. Regardless of the merit of these claims, they can be time-consuming, costly to defend, and may require that we develop or substitute non-infringing technologies, redesign affected products, divert management’s attention and resources away from our business, require us to enter into settlement or license agreements that may not be available on commercially reasonable terms, pay significant damage awards, including treble damages if we were found to be willfully infringing, or temporarily or permanently cease engaging in certain activities or offering certain products or services in some or all jurisdictions, and any of the foregoing could adversely impact our business.
Furthermore, because of the potential for unpredictable significant damage awards or injunctive relief, even arguably unmeritorious claims may be settled for significant amounts of money. In addition, in circumstances in which we are the beneficiary of an indemnification agreement for such infringement claims, the indemnifying party may be unable or unwilling to uphold its indemnification obligations to us. Our customer contracts and certain of our intellectual property license agreements often include obligations to indemnify our customers and licensees against certain claims of intellectual property infringement, and these obligations may be uncapped. If claims of intellectual property infringement are brought against such customers or licensees in respect of the intellectual property rights, products or services that we provide to them, we may be required to defend such customers or licensees and/or pay a portion of, or all, the costs these parties may incur related to such litigation or claims. In addition, our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such acquired technology or the care taken to safeguard against infringement or similar risks with respect thereto.
We are subject to environmental, health and safety matters, laws and regulations, including regulations related to the composition and takeback of our products and related to our ownership, lease or operation of the facilities in which we operate, and, as a result, may face significant costs or liabilities associated with environmental, health and safety matters.
We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety, and the content, composition and takeback of our products. For example, the European Union (EU) Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive and similar laws and regulations of China and other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Additionally, the EU, China and other jurisdictions have adopted or proposed versions of the Waste Electrical and Electronic Equipment Directive, which requires producers of electrical and electronic equipment to assume responsibility for collecting, treating, recycling and disposing of products when they have reached the end of their useful life, as well as Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, which regulate the handling and use of certain chemical substances that may be used in our products.
If we fail to comply with applicable environmental, health and safety laws and regulations, we may face administrative, civil or criminal fines or penalties, the suspension or revocation of necessary permits and requirements to install additional pollution controls. Furthermore, current and future environmental, health and safety laws, regulations and permit requirements could require us to make changes to our operations or incur significant costs relating to compliance. For example, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition. In addition, we handle hazardous materials in the ordinary course of operations and there may be spills or releases of hazardous materials into the environment. We have significant manufacturing facilities in North and South America, in Asia-Pacific and in EMEA. At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we are currently liable for contamination, and could in the future be liable for additional contamination. We have been, and may in the future, be required to participate in the remediation or investigation of, or otherwise bear liability for, such contamination and be subject to claims from third parties whose property damage, natural resources damage or personal injury is caused by such contamination.
We have a limited history of operating as an independent company, and Vertiv’s historical financial results included elsewhere in this prospectus is not necessarily representative of what Vertiv’s actual financial position or results of operations would have been as an independent company and may not be a reliable indicator of our future results.
Vertiv’s historical consolidated and unaudited consolidated financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what Vertiv’s results of operations, financial condition or cash flows would have been as an independent company during the periods presented. Following the Business Combination, our financial condition and future results of operations could be materially different from amounts reflected in Vertiv’s historical financial statements included elsewhere in this prospectus, so it may be difficult for investors to compare our future results to Vertiv’s historical results or to evaluate our relative performance or trends in our business.

In particular, Vertiv’s historical consolidated financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:
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Prior to the Separation in the fiscal fourth quarter of 2016, Vertiv’s business was operated by Emerson as part of its broader corporate organization, rather than as an independent company. During such time, Emerson or one of its affiliates provided support for various corporate functions for Vertiv, such as I.T., shared services, medical insurance, procurement, logistics, marketing, human resources, legal, finance and internal audit.

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Vertiv’s historical consolidated financial results reflect the direct, indirect and allocated costs for such services historically provided by Emerson prior to the Separation, and these costs may significantly differ from the comparable expenses Vertiv would have incurred as an independent company;

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Prior to the Separation, Vertiv’s working capital requirements and capital expenditures historically were satisfied as part of Emerson’s corporate-wide cash management and centralized funding programs, and Vertiv’s cost of debt and other capital may significantly differ from that which is reflected in Vertiv’s historical combined financial statements for the periods prior to the Separation;

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Vertiv’s historical combined financial information for the periods prior to the Separation may not fully reflect the costs associated with the Separation, including the costs related to being an independent company;

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Vertiv’s historical combined financial information for the periods prior to the Separation does not reflect Vertiv’s obligations under the various transitional and other agreements that Vertiv entered into with Emerson in connection with the Separation; and these historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by Emerson, and these costs may significantly differ from the comparable expenses Vertiv would have incurred as an independent company; and

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Vertiv’s business was integrated with that of Emerson and, prior to the Separation, Vertiv benefitted from Emerson’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs Vertiv would have incurred as part of Emerson and some of our customer relationships may be weakened or lost.

Please refer to “Vertiv Holding’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.
We have recorded net losses in the past and may experience net losses in the future.
For the years ended December 31, 2019, 2018 and 2017, Vertiv recorded consolidated net losses of $140.8 million, $314.0 million and $369.6 million, respectively. For the six months ended June 30, 2020 and the six months ended June 30, 2019, we recorded consolidated net losses of $242.7 and $93.3 million, respectively. Our future results of operations are uncertain and we may continue to record net losses in future periods.
Our substantial level of indebtedness could adversely affect our financial condition and prevent us from making payments on the Senior Secured Credit Facilities and our other debt obligations (if any).
We have a substantial amount of debt, including existing outstanding indebtedness under the Senior Secured Credit Facilities. As of June 30, 2020, we had approximately $2.5 billion of senior secured indebtedness outstanding and $164.9 million of undrawn commitments (which undrawn commitments are available subject to customary borrowing base and other conditions) under the Senior Secured Credit Facilities, which, if drawn would be secured.
Our substantial level of indebtedness could have important consequences, including making it more difficult for us to satisfy our obligations; increasing our vulnerability to adverse economic and industry conditions; limiting our ability to obtain additional financing for future working capital, capital expenditures, raw materials, strategic acquisitions and other general corporate requirements; exposing us to interest rate fluctuations because the interest on the debt under the Term Loan Facility and the Asset-Based Revolving Credit Facility is imposed, and debt under any future debt agreements may be imposed, at variable rates; requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on the outstanding term loan borrowings under the Term Loan Facility or any future debt agreements with similar requirements), thereby reducing the availability of our cash flow for operations and other purposes; making it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness; limiting our ability to refinance indebtedness or increase the associated costs; requiring us to sell assets to reduce debt or influence our decision about whether to do so; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or prevent us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins of our business; and placing us at a competitive disadvantage compared to any competitors that have less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns.
The phase-out of LIBOR could affect interest rates for our variable rate debt and interest rate swap agreements.
LIBOR is used as a reference rate for our variable rate debt under the Senior Secured Credit Facilities and for our interest rate swap agreements. On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear if LIBOR will cease to exist at that time, if a new method of calculating LIBOR will be established, or if an alternative reference rate will be established. The Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee, which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or if SOFR, or another alternative reference rate, attains market traction as a LIBOR replacement. Although the Senior Secured Credit Facilities provide a mechanism for determining a benchmark replacement index, such replacement may not be as favorable as LIBOR and the interest rates on our variable rate debt under the Senior Secured Credit Facilities may change. The new rates may be higher than those in effect prior to any LIBOR phase-out and the transition process may result in delays in funding, higher interest expense, additional expenses, and increased volatility in markets for instruments that currently rely on LIBOR, all of which could negatively impact our cash flow.
We also have interest rate swap agreements, which are used to hedge the floating rate exposure of the Term Loan Facility. If LIBOR becomes unavailable and market quotations for specified inter-bank lending are not available, it is unclear how payments under such agreements would be calculated, which could cause the interest rate swap agreements to no longer offer us the protection we expect. Relevant industry groups are seeking to create a standard protocol addressing the expected discontinuation of LIBOR, to which parties to then-existing swaps will be able to adhere. There can be no assurance that such a protocol will be developed or that our swap counterparties will adhere to it. It is uncertain whether amending our then-existing swap agreements may provide us with effective protection from changes in the then-applicable interest rate on the Term Loan Facility indebtedness or other indebtedness. Similarly, while industry groups have announced that they anticipate amending standard documentation to facilitate a market in swaps on one or more successor rates to LIBOR, it is uncertain whether and to what extent a market for interest rate swaps on the successor rate selected for the Term Loan Facility indebtedness or other indebtedness will develop, which may affect our ability to effectively hedge our interest rate exposure.
Fluctuations in interest rates could materially affect our financial results and may increase the risk our counterparties default on our interest rate hedges.
Borrowings under the Senior Secured Credit Facilities are subject to variable rates of interest and expose us to interest rate risk. Potential future increases in interest rates and credit spreads may increase our interest expense and therefore negatively affect our financial condition and results of operations, and reduce our access to capital markets. We have entered into interest rate swap agreements to hedge the floating rate exposure of the Term Loan Facility. Increased interest rates may increase the risk that the counterparties to our interest rate swap agreements will default on their obligations, which could further increase our exposure to interest rate fluctuations. Conversely, if interest rates are lower than our swapped fixed rates, we will be required to pay more for our debt than we would have had we not entered into the interest rate swap agreements.

Despite substantial levels of indebtedness, we have the ability to incur more indebtedness. Incurring additional debt could further intensify the risks described above.
We may be able to incur additional debt in the future and the terms of the credit agreements governing the Senior Secured Credit Facilities will not fully prohibit us from doing so. We have the ability to draw upon our $455.0 million Asset-Based Revolving Credit Facility (subject to customary borrowing base and other conditions) and the ability to increase the aggregate availability thereunder by up to $145.0 million (subject to receipt of commitments). We also have the ability to draw upon the uncommitted accordion provided under the Term Loan Facility (subject to the receipt of commitments), which, as of the date of closing of the Term Loan Facility, permitted incremental term loans thereunder of up to (i) the greater of $325.0 million and 60% of “consolidated EBITDA” (as defined in the Term Loan Facility), plus (ii) the sum of all voluntary prepayments, repurchases and redemptions of the Term Loan Facility and certain permitted indebtedness that is secured on a pari passu basis with the Term Loan Facility, in each case, to the extent not financed with the incurrence of additional long-term indebtedness, plus an unlimited amount so long as the “consolidated first lien net leverage ratio” (as defined in the Term Loan Facility) of Vertiv Group and its restricted subsidiaries, determined on a pro forma basis, would not exceed 3.75:1.00. The amount of the Term Loan Facility and the Asset-Based Revolving Credit Facility may be increased if we meet certain conditions. If new debt is added to our current debt levels, the related risks that we now face could intensify and we may not be able to meet all our respective debt obligations. In addition, the credit agreements governing the Senior Secured Credit Facilities do not prevent us from incurring obligations that do not constitute indebtedness under those agreements.
Restrictive covenants in the credit agreements governing the Senior Secured Credit Facilities, and any future debt agreements, could restrict our operating flexibility.
The credit agreements governing the Term Loan Facility and the Asset-Based Revolving Credit Facility contain covenants that limit our and our restricted subsidiaries’ ability to take certain actions. These restrictions may limit our ability to operate our businesses, prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.
The credit agreements governing the Senior Secured Credit Facilities restrict (subject to customary exceptions), among other things, certain of our subsidiaries’ ability to incur additional indebtedness; pay dividends or other payments on capital stock; guarantee other obligations; grant liens on assets; make loans, acquisitions or other investments; dispose of assets; make optional payments of, or otherwise modify, certain debt instruments; engage in transactions with affiliates; amend organizational documents; engage in mergers or consolidations; enter into arrangements that restrict certain of our subsidiaries’ ability to pay dividends; change the nature of the business conducted by Vertiv Group and its subsidiaries; and designate our subsidiaries as unrestricted subsidiaries.
In addition, under the Asset-Based Revolving Credit Facility, if availability goes below a certain threshold, Vertiv Group and its restricted subsidiaries are required to comply with a minimum “consolidated fixed charge coverage ratio” (as defined in the Asset-Based Revolving Credit Facility).
Our ability to comply with the covenants and restrictions contained in the credit agreements governing the Senior Secured Credit Facilities, and any future debt agreements, is not fully within our control and breaches of such covenants or restrictions could trigger adverse consequences.
Our ability to comply with the covenants and restrictions contained in the credit agreements governing the Senior Secured Credit Facilities, and any future debt agreements, may be affected by economic conditions and by financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing and sales volume of our products, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default under the credit agreements governing the Senior Secured Credit Facilities, or any future debt, that would permit the holders or applicable lenders to terminate any outstanding commitments and declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In that case, the applicable borrowers may be unable to borrow under the Senior Secured Credit Facilities, or any future debt, may not be able to repay the amounts due under the Senior Secured Credit Facilities, or any future debt, and may not be able make cash available to us, by dividend, debt repayment or otherwise, to enable us to make payments on any future debt. In addition, the lenders under the Senior Secured Credit Facilities, or any future debt, could proceed against the collateral securing that indebtedness. This could have serious consequences to our financial position, results of operations and/or cash flows and could cause us to become bankrupt or insolvent.
Our business plan is dependent on access to funding through the capital markets.
Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations requires access to the capital markets and sufficient bank credit lines to support short-term borrowings. Volatility in the capital markets may increase costs associated with issuing other debt instruments, or affect our ability to access those markets. Any decline in the ratings of our corporate credit or any indications from the rating agencies that their ratings on our corporate credit are under surveillance or review with possible negative implications could adversely impact our ability to access capital. If we are unable to continue to access the capital markets, our ability to effectively execute our business plan could be adversely affected, which could have a material adverse effect on our business and financial results. Additionally, if our customers, suppliers or financial institutions are unable to access the capital markets to meet their commitments to us, our business could be adversely impacted.
Risks Related to the Ownership of our Securities
The Vertiv Stockholder has significant influence over us.
As of August 4, 2020, the Vertiv Stockholder beneficially owned approximately 36.01% of our outstanding Class A common stock. As long as the Vertiv Stockholder owns or controls a significant percentage of our outstanding voting power, it will have the ability to significantly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our Organizational Documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. The Vertiv Stockholder’s influence over our management could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for our Class A common stock. Because our Certificate of Incorporation opts out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) regulating certain business combinations with interested stockholders, the Vertiv Stockholder may transfer shares to a third party by transferring their common stock without the approval of our Board or other stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock. Pursuant to the Stockholders Agreement entered into by and among the Company, the Sponsor Members and the Vertiv Stockholder, the Vertiv Stockholder will initially have the right to nominate up to four directors (at least two of whom will be independent) to our Board. The Vertiv Stockholder’s right to nominate directors to our Board is subject to its ownership percentage of the total outstanding shares of Class A common stock. If the Vertiv Stockholder holds: (1) 30% or greater of the outstanding Class A common stock, it will have the right to nominate four directors (at least two of whom will be independent); (2) less than 30% but greater than or equal to 20% of the outstanding Class A common stock, it will have the right to nominate three directors (at least one of whom will be independent); (3) less than 20% but greater than or equal to 10% of the outstanding Class A common stock, it will have the right to nominate two directors (none of whom will be required to be independent); (4) less than 10% but greater than or equal to 5% of the outstanding Class A common stock, it will have the right to nominate one director (none of whom will be required to be independent); and (5) less than 5% of the outstanding Class A common stock, it will not have the right to nominate any directors.
The Vertiv Stockholder’s interests may not align with our interests as a company or the interests of our other stockholders. Accordingly, the Vertiv Stockholder could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. Further, the Vertiv Stockholder is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Vertiv Stockholder may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of the Vertiv Stockholder and its affiliates and investment funds may serve as our directors or officers, our Certificate of Incorporation provides, among other things, that none of the Vertiv Stockholder or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Vertiv Stockholder has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by the Vertiv Stockholder to itself or its other affiliates.
We are required to pay the Vertiv Stockholder for a significant portion of the tax benefits relating to pre-Business Combination tax assets and attributes, regardless of whether any tax savings are realized.
At the closing of the Business Combination, we entered into the Tax Receivable Agreement, which generally provides for the payment by us to the Vertiv Stockholder of 65% of the cash tax savings in U.S. federal, state, local and certain foreign taxes, that we actually realize (or are deemed to realize) in periods after the closing of the Business Combination as a result of (i) increases in the tax basis of certain intangible assets of Vertiv resulting from certain pre-Business Combination acquisitions, (ii) certain U.S. federal income tax credits for increasing research activities (so-called “R&D credits”) and (iii) tax deductions in respect of certain Business Combination expenses. We expect to retain the benefit of the remaining 35% of these cash tax savings. The payments described in (i) and (ii) above will generally be deferred until the close of our third taxable year following the closing of the Business Combination and will be payable over the following nine taxable years. The payments described in (iii) above will generally be deferred until the close of our fourth taxable year following the closing of the Business Combination and will be payable ratably over the following three taxable years regardless of whether we actually realize such tax benefits in such years.
Under certain circumstances (including a material breach of our obligations, certain actions or transactions constituting a change of control, a divestiture of certain assets, upon the end of the term of the Tax Receivable Agreement or after three years, at our option), payments under the Tax Receivable Agreement will be accelerated and become immediately due. In such case, the payments due upon acceleration would be based on the present value of our anticipated future tax savings using certain valuation assumptions, including that we will generate sufficient taxable income to fully utilize the applicable tax assets and attributes covered under the Tax Receivable Agreement (or, in the case of a divestiture of certain assets, the applicable tax attributes relating to such assets). Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments we are required to make at the time of acceleration. Furthermore, the acceleration of our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. Additionally, the obligation to make payments under the Tax Receivable Agreement, including the acceleration of our obligation to make payments in the event of a change of control, could make us a less attractive target for a future acquisition.
While the timing of any payments under the Tax Receivable Agreement will vary depending upon the amount and timing of our taxable income, we expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and such tax reporting positions are subject to challenge by taxing authorities. Payments made under the Tax Receivable Agreement will not be returned upon a successful challenge by a taxing authority to our reporting positions, although such excess payments made to the Vertiv Stockholder may be netted against payments otherwise to be made to the Vertiv Stockholder after our determination of such excess. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us.
For more information about the Tax Receivable Agreement, please see the section entitled “Business Combination — Related Agreement — Tax Receivable Agreement.”

Resales of our securities may cause the market price of our securities to drop significantly, even if our business is doing well
Subject to certain exceptions, the Initial Stockholders were contractually restricted from selling or transferring their founder shares until the end of the Sponsor Lock-up Period. However, following the expiration of such lockups, the Initial Stockholders are not be restricted from selling their securities, other than by applicable securities laws. For example, (x) each of the founder shares that are owned by the Initial Stockholders were each subject to certain restrictions on transfer until the termination of the applicable lock-up period with respect to such shares on July 31, 2020, and (y) the shares of Class A common stock that are owned by the Vertiv Stockholders were subject to certain restrictions on transfer until the termination of the applicable lock-up period with respect to such shares on August 5, 2020, and Vertiv Stockholder is selling its shares of Class A common stock in an underwritten offering pursuant to the registration statement of which this prospectus is a part. The lock-up period applicable to the Initial Stockholders’ private placement warrants and Class A common stock underlying the private placement warrants has also expired and such securities may be sold in accordance with applicable securities laws. Additionally, the other PIPE Investors are not restricted from selling any of their securities, other than by applicable securities laws.
We have also registered all shares of Class A common stock that we may issue under the Incentive Plan and they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.
A significant number of shares of our Class A common stock will be issuable upon the exercise of our warrants (including the warrants included in the units). Additionally, all of the founder shares and private placement warrants held by the Initial Stockholders, PIPE Shares held by the PIPE Investors, Stock Consideration Shares held by the Vertiv Stockholder, and the Other Registrable Securities held by the RRA Parties have been registered for resale under the Securities Act on the registration statement of which this prospectus is a part. As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of shares by the Vertiv Stockholder, the Initial Stockholders and the PIPE Investors could have the effect of increasing the volatility in our share price or the market price of our securities could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The trading price of our Class A common stock, warrants and units may be volatile.
The trading price of our Class A common stock, warrants and units may highly volatile and subject to wide fluctuations due to a number of factors such as the following, some of which will be beyond our control. Some of the factors that could negatively affect the market price of our Class A common stock, warrants and units or result in significant fluctuations in price, regardless of our actual operating performance, include:
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actual or anticipated variations in our quarterly operating results;

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results of operations that vary from the expectations of securities analysts and investors;

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changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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changes in market valuations of similar companies;

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changes in the markets in which we operate;

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announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

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announcements by third parties of significant claims or proceedings against us;

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additions or departures of key personnel;

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actions by stockholders, including the sale by the Vertiv Stockholder and the PIPE Investors of any of their shares of our common stock;

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speculation in the press or investment community;

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general market, economic and political conditions, including an economic slowdown;

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uncertainty regarding economic events, including in Europe in connection with the United Kingdom’s possible departure from the European Union;

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changes in interest rates;

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our operating performance and the performance of other similar companies;

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our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

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new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our Class A common stock, warrants and units to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our Class A common stock, warrants and units to decline materially.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our management team from our business regardless of the outcome of such litigation.
Compliance obligations under the Sarbanes-Oxley Act require substantial financial and management resources.
As a privately held company, Vertiv was not subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Vertiv as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. We currently anticipate losing our “emerging growth company” status at 2020 year end.
The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business operations.
As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we have incurred and expect to incur in the future significant legal, accounting and other expenses that Vertiv did not previously incur. Vertiv’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.
We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. We currently anticipate losing our “emerging growth company” status at 2020 year end.
Warrants became exercisable for our Class A common stock on March 8, 2020, which increases the number of shares eligible for future resale in the public market and results in dilution to our stockholders.
Outstanding warrants to purchase a significant number of shares of our Class A common stock became exercisable in accordance with the terms of the warrant agreement on March 8, 2020. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
The warrants may not ever be in the money, they may expire worthless and the terms of the warrants may be amended in a manner that may be adverse to holders of our warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of the warrants could be increased, the warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a warrant could be decreased, all without a warrant holder’s approval.
The warrants may not ever be in the money, and they may expire worthless. Our warrants were issued in registered form under a warrant agreement between Computershare Trust Company, N.A. and Computershare Inc., acting together as warrant agent (together, “Computershare”), and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50%

of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of warrants. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.
We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to a warrant holder, thereby making the warrants worthless.
We have the ability to redeem outstanding warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force warrant holders to: (1) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so (2) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor Members or their respective permitted transferees.
In addition, we may redeem warrants for a number of shares of Class A common stock determined based on the redemption date and the fair market value of our Class A common stock. Please see “Description of Securities — Warrants — Public Warrants — Redemption of warrants for shares of Class A common stock.” Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case warrant holders would lose any potential embedded value from a subsequent increase in the value of the Class A common stock had the warrants remained outstanding. None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor Members or their permitted transferees.
The NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
Our Class A common stock, public warrants and units are listed on the NYSE. There is no guarantee that these securities will remain listed on the NYSE. Although we currently meet the minimum initial listing standards set forth in the NYSE listing standards, there can be no assurance that these securities will continue to be listed on the NYSE in the future. In order to continue listing our securities on the NYSE, we must maintain certain financial, distribution and share price levels. In general, we must maintain a minimum number of holders of our securities.
If the NYSE delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that our Class A common stock are a “penny stock” which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A common stock, public warrants and units are listed on the NYSE, our Class A common stock, public warrants and units qualify as covered securities under such statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on the NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.
The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.
The trading market for our securities will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry from time to time. We do not control these analysts or the content and opinions included in their reports. As a former blank check company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.
Anti-takeover provisions contained in our Organizational Documents, as well as provisions of Delaware law, could impair a takeover attempt.
Our Organizational Documents contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Certain of these provisions provide:
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the requirement that directors may only be removed from the Board for cause;

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the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;

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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board or the Chief Executive Officer of the Company, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or

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deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Our Certificate of Incorporation includes a forum selection clause, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders.
Our Certificate of Incorporation includes a forum selection clause, which provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees of the Company to the Company or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (d) any action asserting a claims governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim (i) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (iii) for which the Court of Chancery does not have subject matter jurisdiction or (iv) arising under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. This forum selection clause may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations and financial condition. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
We are a holding company and will depend on the ability of our subsidiaries to pay dividends.
We are a holding company without any direct operations and have no significant assets other than our ownership interest in Second Merger Sub. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the agreements governing our outstanding indebtedness.

USE OF PROCEEDS
All of the securities offered by the Selling Holders pursuant to this prospectus will be sold by the Selling Holders for their respective accounts. We will not receive any of the proceeds from these sales. We will receive up to an aggregate of approximately $385,632,962 from the exercise of all public warrants and private placement warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.
The Selling Holders will pay any underwriting discounts and commissions and expenses incurred by the Selling Holders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Holders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DIVIDEND POLICY
We expect to initiate an annual dividend of $0.01 per share of our Class A common stock. We are a holding company without any direct operations and have no significant assets other than our ownership interest in Vertiv Holdings, LLC. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the agreements governing our outstanding indebtedness. The declaration and payment of dividends is also at the discretion of our Board of Directors and depends on various factors including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors.
In addition, under Delaware law, our Board of Directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year.

BUSINESS COMBINATION
This subsection describes the material provisions of the certain agreements entered into in connection with the Business Combination, but does not purport to describe all of the terms of such agreements. The following summary is qualified in its entirety by reference to the complete text of such agreements, copies of which are included as exhibits to the registration statement of which this prospectus is a part.
Summary of the Business Combination
On the Closing Date, Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), consummated the Business Combination pursuant to that certain Merger Agreement, by and among GSAH, Vertiv Holdings, the Vertiv Stockholder, the First Merger Sub and the Second Merger Sub. As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC.” As a result of the consummation of the Business Combination, (a) the Company directly owns all of the equity interests of Vertiv Holdings, LLC and indirectly owns the equity interests of its subsidiaries and (b) the Vertiv Stockholder, the sole equity owner of Vertiv Holdings prior to the Business Combination, holds 118,261,955 shares of our Class A common stock as of March 9, 2020. In connection with the Business Combination, the registrant changed its name from GS Acquisition Holdings Corp to “Vertiv Holdings Co”.
On February 6, 2020, GSAH’s stockholders, at a special meeting of GSAH, approved and adopted the Merger Agreement, and approved the Business Combination proposal and the other related proposals presented in the Proxy Statement.
The Merger Consideration was approximately $1.5 billion, $341.6 million of which was paid in cash and the remainder was paid in stock consisting of 118,261,955 Stock Consideration Shares. The Stock Consideration Shares were valued at $10.00 per share for purposes of determining the aggregate number of shares of our Class A common stock payable to the Vertiv Stockholder as part of the Merger Consideration. In addition, the Vertiv Stockholder is entitled to receive additional future cash consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement (as defined below).
Concurrently with the execution of the Merger Agreement, GSAH entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors collectively subscribed for 123,900,000 PIPE Shares for an aggregate purchase price equal to $1,239,000,000. The PIPE Investment was consummated in connection with the consummation of the Business Combination. See “— Related Agreements” below for a summary of the Subscription Agreement. Each of the Initial Stockholders, agreed to waive the anti-dilution adjustments provided for in GSAH’s Certificate of Incorporation, which were applicable to the founder shares. As a result of such waiver, the 17,250,000 founder shares automatically converted from shares of GSAH’s Class B common stock into shares of our Class A common stock on a one-for-one basis upon the consummation of the Business Combination.
On the Closing Date, in connection with the Business Combination, we entered into certain related agreements including the Tax Receivable Agreement, Amended and Restated Registration Rights Agreement and the Stockholders Agreement (each of which is described below).
Related Agreements
Amended and Restated Registration Rights Agreement
On the Closing Date, we entered into the Amended and Restated Registration Rights Agreement, with our Initial Stockholders, the Vertiv Stockholder, the GS ESC PIPE Investor, the Cote PIPE Investor and certain other PIPE Investors (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of the Company’s Class A common stock and certain other equity securities of the Company that are held by the RRA Parties from time to time.

The Amended and Restated Registration Rights Agreement provides that the Company will as soon as practicable but no later than the later of (i) 45 calendar days following the consummation of the Business Combination and (ii) 90 calendar days following the Company’s most recent fiscal year end, file with the SEC a shelf registration statement pursuant to Rule 415 under the Securities Act registering the resale of certain shares of the Company’s Class A common stock and certain other equity securities of the Company held by the RRA Parties and will use its commercially reasonably efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Company that it will “review” such shelf registration statement and (y) the 10th business day after the date the Company is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review.
Each of the GS Sponsor Member, the Cote Sponsor Member and the Vertiv Stockholder is entitled to make up to two demand registrations in any 12 month period in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain “piggy-back” registration rights. The Amended and Restated Registration Rights Agreement includes customary indemnification and confidentiality provisions. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Amended and Restated Registration Rights Agreement.
Stockholders Agreement
On the Closing Date, the Company, the GS Sponsor Member, the Cote Sponsor Member and the Vertiv Stockholder entered into the Stockholders Agreement.
Pursuant to the Stockholders Agreement, the Vertiv Stockholder has the right to nominate up to four directors to our Board of Directors, subject to its ownership percentage of the total outstanding shares of Class A common stock. If the Vertiv Stockholder holds: (i) 30% or greater of the outstanding Class A common stock, it will have the right to nominate four directors (two of which must be independent); (ii) less than 30% but greater than or equal to 20% of the outstanding Class A common stock, it will have the right to nominate three directors (one of which must be independent); (iii) less than 20% but greater than or equal to 10% of the outstanding Class A common stock, it will have the right to nominate two directors; (iv) less than 10% but greater than or equal to 5% of the outstanding Class A common stock, it will have the right to nominate one director; and (iv) less than 5% of the outstanding Class A common stock, it will not have the right to nominate any directors. As long as the Vertiv Stockholder has the right to nominate at least one director, the Vertiv Stockholder shall have certain rights to appoint its nominees to committees of the Board of Directors and the Company shall take certain actions to ensure the number of directors serving on the Board of Directors does not exceed nine. In addition, the Stockholders Agreement provides that so long as the Company has any Executive Chairman or Chief Executive Officer as a named executive officer, the Company shall take certain actions to include such Executive Chairman or Chief Executive Officer on the slate of nominees recommended by the Board of Directors for election. The Stockholders Agreement also provides that, for so long as the Vertiv Stockholder holds at least 5% of our outstanding Class A common stock, the Vertiv Stockholder will have the right to designate an observer to attend meetings of the Board, subject to certain limitations.
Tax Receivable Agreement
On the Closing Date, the Company entered into the Tax Receivable Agreement, which generally provides for the payment by us to the Vertiv Stockholder of 65% of the cash tax savings in U.S. federal, state, local and certain foreign taxes, that we actually realize (or are deemed to realize) in periods after the closing of the Business Combination as a result of (i) increases in the tax basis of certain intangible assets of Vertiv resulting from certain pre-Business Combination acquisitions, (ii) certain U.S. federal income tax credits for increasing research activities (so-called “R&D credits”) and (iii) tax deductions in respect of certain Business Combination expenses. We expect to retain the benefit of the remaining 35% of these cash tax savings.
For purposes of the Tax Receivable Agreement, the applicable tax savings will generally be computed by comparing our actual tax liability for a given taxable year to the amount of such taxes that we would have been required to pay in such taxable year without the tax basis in the certain intangible assets, the U.S. federal income tax R&D credits and the tax deductions for certain Business Combination expenses described above. Except as described below, the term of the Tax Receivable Agreement will continue for twelve taxable years following the closing of the Business Combination. However, the payments described in (i) and (ii) above will generally be deferred until the close of our third taxable year following the closing of the Business Combination. The payments described in (iii) above will generally be deferred until the close of our fourth taxable year following the closing of the Business Combination and then payable ratably over the following three taxable year period regardless of whether we actually realize such tax benefits. Payments under the Tax Receivable Agreement are not conditioned on the Vertiv Stockholder’s continued ownership of our stock.
Under certain circumstances (including a material breach of our obligations, certain actions or transactions constituting a change of control, a divestiture of certain assets, upon the end of the term of the Tax Receivable Agreement or, after three years, at our option), payments under the Tax Receivable Agreement will be accelerated and become immediately due in a lump sum. In such case, the payments due upon acceleration would be based on the present value of our anticipated future tax savings using certain valuation assumptions, including that we will generate sufficient taxable income to fully utilize the applicable tax assets and attributes covered under the Tax Receivable Agreement (or, in the case of a divestiture of certain assets, the applicable tax attributes relating to such assets). Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments we are required to make at the time of acceleration. Furthermore, the acceleration of our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. Additionally, the obligation to make payments under the Tax Receivable Agreement, including the acceleration of our obligation to make payments in the event of a change of control, could make us a less attractive target for a future acquisition.
While the timing of any payments under the Tax Receivable Agreement will vary depending upon the amount and timing of our taxable income, we expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and such tax reporting positions are subject to challenge by taxing authorities. Payments made under the Tax Receivable Agreement will not be returned upon a successful challenge by a taxing authority to our reporting positions, although such excess payments made to the Vertiv Stockholder may be netted against payments otherwise to be made to the Vertiv Stockholder after our determination of such excess. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us.
Subscription Agreements
Pursuant to the Subscription Agreements, the PIPE Investors purchased an aggregate of 123,900,000 shares of Class A common stock in a private placement for a price of $10.00 per share for an aggregate purchase price of approximately $1,239,000,000.
The shares of Class A common stock issued in connection with the Subscription Agreements (the “PIPE Shares”) were not registered under the Securities Act, and were issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.
The Subscription Agreements for the PIPE Investors (other than (1) the PIPE Investors who are RRA Parties, whose registration rights are governed by the Amended and Restated Registration Rights Agreement, and (2) Subscribing Vertiv Executives) (the “Non-Sponsor PIPE Investors”) provide for certain registration rights. In particular, the Company is required to, as soon as practicable but no later than, (i) 45 calendar days following the closing date of the Business Combination and (ii) 90 calendar days following the Company’s most recent fiscal year end, file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of such shares, and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the actual filing date if the SEC notifies the Company that it will “review” such registration statement and (ii) the 10th business day after the date the Company is notified in writing by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. Such registration statement is required to be kept effective for at least two years after effectiveness or until the shares thereunder have been sold by the Non-Sponsor PIPE Investors. In addition, the Non-Sponsor PIPE Investors that purchase shares for an aggregate purchase price in excess of $100,000,000 also will be entitled to make up to two demands in the aggregate for traditional underwritten registrations, plus up to two demands in the aggregate for block trades, in any 12 month period immediately following the closing date of the Business Combination, in each case subject to certain thresholds, and will have certain “piggy-back” registration rights.

BUSINESS
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Vertiv Holdings Co and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of Vertiv prior to the consummation of the Business Combination.
Who we are
We are a global leader in the design, manufacturing and servicing of critical digital infrastructure technology that powers, cools, deploys, secures and maintains electronics that process, store and transmit data. We provide this technology to data centers, communication networks and commercial & industrial environments worldwide.
We aim to help create a world where critical technologies always work, and where we empower the vital applications of the digital world.
Our business
We have a suite of comprehensive offerings, innovative solutions and a leading service organization that supports a diversified group of customers, which we deliver from engineering, manufacturing, sales and service locations in more than 45 countries across the Americas, Asia Pacific and EMEA. We provide the hardware, software and services to facilitate an increasingly interconnected marketplace of digital systems where large amounts of indispensable data need to be transmitted, analyzed, processed and stored. Whether this growing quantity of data is managed centrally in cloud/hyperscale locations, distributed at the so-called “edge” of the network, processed in an enterprise location or managed via a hybrid platform, the underpinnings of all those locations rely on our critical digital infrastructure and services.
We have a broad range of offerings, which include power management products, thermal management products, integrated rack systems, modular solutions, and management systems for monitoring and controlling digital infrastructure. These comprehensive offerings are integral to the technologies used for a number of services, including e-commerce, online banking, file sharing, video on-demand, energy storage, wireless communications, IoT and online gaming. In addition, through our global services network, we provide lifecycle management services, predictive analytics and professional services for deploying, maintaining and optimizing these products and their related systems.
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments. Within these areas we serve a diverse array of industries, including social media, financial services, healthcare, transportation, retail, education and government. We approach these industries and end users through our global network of direct sales professionals, independent sales representatives, channel partners and original equipment manufacturers. Many of our installations are completed in collaboration with our customers and we work with them from the initial planning phase through delivery and servicing of the completed solution. This depth of interaction supports key customer relationships, sometimes spanning multiple decades. Our most prominent brands include Liebert, NetSure, Geist and Avocent.
Our business is organized into three segments according to our main geographic regions — the Americas, Asia Pacific and EMEA — and we manage and report our results of operations across these three business segments. For the year ended December 31, 2019, Vertiv’s revenue was $4,431.2 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the year ended December 31, 2018, of $4,285.6 million. For the six months ended June 30, 2020, our revenue was $1,903.0 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the six months ended June 30, 2019 of $2188.9 million.
Our Customers
Our primary customers are businesses across three main end markets: (1) data centers (including cloud/hyperscale, colocation, enterprise and edge), (2) communication networks and (3) commercial and industrial environments.

Data Centers:   The primary purpose of a data center is to process, store and distribute data. There are a host of different sizes and types of data centers, but primarily they can be broken down into the following classifications:
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Cloud/Hyperscale:   These facilities are massive in scale and are primarily used to support off-premise cloud applications. This portion of the industry is growing rapidly. Examples of companies in this space include Microsoft Azure, Amazon Web Services, and Google Cloud.

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Colocation:   These facilities range in size and offer users a location where they can place their I.T. equipment, while the building and critical digital infrastructure is owned by the colocation company. This portion of the industry is growing rapidly. Examples of companies in this space include Digital Realty and Equinix.

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Enterprise:   This classification refers to the “Fortune 1000” type businesses that have their own on-premises data centers. Examples of companies in this space include Goldman Sachs, J.P. Morgan, Walmart and Cleveland Clinic. We have found that the growth of the enterprise market, based on data centers and square footage, has generally been flat for the past 3 years.

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Edge:   These types of data centers are at the infancy stage of their development and will be utilized by all of the aforementioned categories in the future. These locations are decentralized by nature and located closer to where the data is being demanded (i.e., towards the edge of the network). This market is small today, but the opportunities for growth in this space are expected to increase as the proliferation of connected devices and data storage needs continue to grow in the future.

Communication Networks:   This space is comprised of wireline, wireless and broadband companies. These companies create content and are ultimately responsible for distributing voice, video and data to businesses and consumers. They deliver this data through an intricate network of wireline and wireless mediums. Additionally, some of these companies’ locations act as data centers where the data is delivered and also processed and stored. This sector has a generally low single-digit growth profile.
Commercial/Industrial:   This space is comprised of those applications that are tied to a company’s critical systems. Examples include transportation, manufacturing, oil and gas, etc. These applications are growing in their need for intelligent infrastructure and may be regulated or need to pass some level of compliance. The growth in this area generally tracks gross domestic product.
Our offerings
We design, manufacture and service critical digital infrastructure technology for data centers, communication networks and commercial/industrial environments. Our principal offerings include: (1) critical infrastructure and solutions, (2) integrated rack solutions and (3) services and spares:
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Critical infrastructure & solutions

We identify delivery of products as performance obligations within the critical infrastructure & solutions offering. Such products include AC and DC power management, thermal management, and modular hyperscale type data center sites.
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Integrated rack solutions

Performance obligations within integrated rack solutions include the delivery of racks, rack power, rack power distribution, rack thermal systems, configurable integrated solutions, and hardware for managing I.T. equipment.
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Services & spares

Services include preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and critical digital infrastructure software.
Sales and marketing
Due to the global nature of our customers, we go to market through multiple channels to ensure that we map our coverage to align with our customers’ buying organization. Our primary selling method is direct sales. To accomplish this, we have over 2,300 sales people located around the world. Additionally, we utilize a robust network of channel partners in the form of distributors, I.T. resellers, value-added retailers and original equipment manufacturers. This network helps extend our reach to all corners of the world in which we operate.
Backlog
The backlog consists of product and service orders for which a customer purchase order or purchase commitment has been received and which have not yet been delivered.
Vertiv’s estimated combined order backlog was approximately $1,752.4 million and $1,428.9 million as of June 30, 2020 and 2019, respectively. Orders may be subject to cancellation or rescheduling by the customer. The following table shows estimated backlog by business segment at June 30, 2020 and June 30, 2019, respectively.
	As of June 30,
(Dollars in millions)	2020	2019
Americas	$805.9	$720.5
Asia Pacific	455.1	319.2
EMEA	491.4	389.2
Total Backlog	$1,752.4	$1,428.9
Vertiv’s estimated combined order backlog was approximately $1,401.2 million and $1,502.0 million as of December 31, 2019 and 2018, respectively. The following table shows estimated backlog by business segment at December 31, 2019 and 2018, respectively.
	As of December 31,
(Dollars in millions)	2019	2018
Americas	$701.8	$806.8
Asia Pacific	297.3	281.3
EMEA	402.1	413.9
Total Backlog	$1,401.2	$1,502.0
The vast majority of the combined backlog as of June 30,2020 is considered firm and is expected to be shipped within one year. We do not believe that Vertiv’s backlog estimates as of any date are necessarily indicative of our revenues for any future period. Backlog estimates are subject to a number of risks. See “Risk factors — Risks Relating to Our Business — We May Not Realize All of the Sales Expected From Our Backlog of Orders and Contracts.”
Due to the variability of shipments under large contracts, customers’ seasonal installation considerations and variations in product mix and in profitability of individual orders, we can experience significant quarterly fluctuations in revenue and operating income. These fluctuations are expected to continue in the future. Consequently, it may be more meaningful to focus on annual rather than interim results.
Research and development
We are committed to outpacing our competitors and being first to market with new product developments and improvements. In 2019, Vertiv spent $198.3 million on Research and Development (“R&D”). We use our R&D budget to focus on fostering new product innovation and engineering. We have global product leaders supported by global product lines and engineering organizations to ensure that we continue to be ahead of market trends by leveraging our regional input. These global groups are also supported by in-region product and engineering teams who are responsible for understanding and adapting our offerings to local market and customer requirements. These teams work closely with our sales and service network which allows us to receive and act upon customer feedback to continuously improve our offerings.

Competition
We encounter competition from a variety of areas; however the majority of our competitors are targeted within a specific offering or a specific geographic location. Competition in our markets is primarily on the basis of reliability, quality, price, service and customer relationships. Across our three markets, we encounter two principal types of competitors: niche players and global competitors. We believe we differentiate ourselves through our ability to service customers in each phase of the product lifecycle, our large customer network which allows us to address the local and regional needs of our customer base, our ability to apply our understanding of trends, technologies and the implementation of our offerings to our customers’ utilization of technology and our integration with third party software which allows us to customize solutions according to a particular customer’s needs.
Properties
Our principal executive offices are located at 1050 Dearborn Drive, Columbus, Ohio. We maintain offices and manufacturing facilities at approximately 363 locations in 50 countries. The Company is a lessee under a number of operating leases for certain real properties and equipment, none of which are material to its operations. Management believes that the existing manufacturing facilities are adequate for its operations and that the facilities are maintained in good condition. The company does not anticipate difficulty in renewing leases as they expire or in finding alternative facilities.
Facilities, operations and supply chain
Being able to serve our customers both on a global and regional level is important, thus that is how we have built our manufacturing footprint. We have significant manufacturing facilities in North and South America, Asia Pacific and EMEA. This well-diversified global network of facilities allows for cost, delivery and inventory optimization. Our manufacturing facilities are supported by regional engineering and configuration centers where, if our customers desire, we can tailor our products to the local market and to our customer’s requirements.
We have established a robust supply chain that is complementary to our manufacturing footprint. In addition to providing high quality service to our customers, this strategy avoids a significant dependence on a particular supplier or region.
Employees
As of June 30, 2020, Vertiv had over 20,000 employees operating globally. Management believes that our employee relations are generally favorable. We are headquartered in Columbus, Ohio.
Intellectual property
Our ability to create, obtain and protect intellectual property is important to the success of our business and our ability to compete. We create IP in our operations globally, and we work to protect and enforce our IP rights. We consider our trademarks valuable assets, including well-known marks such as Vertiv, Geist, Liebert, Energy Labs, NetSure, Avocent and Chloride.
In addition, we integrate licensed third party technology and IP into certain aspects of our products. Although certain third party proprietary IP rights are important to our success, we do not believe we are materially dependent on any particular third party patent of license or group.
As of June 30, 2020, Vertiv had approximately 2,600 patents and approximately 500 pending, published or allowed patent applications, and approximately 1,600 registered trademarks and approximately 200 pending trademark applications.
Raw materials
We obtain raw materials and supplies from a variety of sources and generally from more than one supplier. We believe our sources and supplies of raw materials are adequate for our needs.

Environmental, health and safety
We are subject to a broad range of foreign and domestic environmental, health and safety laws, regulations and requirements, including those relating to the discharge of regulated materials into the environment, the generation and handling of hazardous substances and wastes, human health and safety and the content, composition and takeback of our products. We maintain an environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. We also have a program for complying with the European Union Restriction on the Use of Certain Hazardous Substances and Waste Electrical and Electronic Equipment Directives, the China Restriction of Hazardous Substances law, the European Union Registration, Evaluation, Authorization and Restriction of Chemicals regulation, and similar requirements.
At sites which we own, lease or operate, or have previously owned, leased or operated, or where we have disposed or arranged for the disposal of hazardous materials, we are currently liable for contamination, and could in the future be liable for additional contamination. We have projects under way at certain current and former manufacturing facilities to investigate and remediate environmental contamination. Compliance with laws regulating contamination and the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect on our capital expenditures, earnings or competitive position.
Legal proceedings
In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, environmental liabilities and intellectual property disputes. As of June 30, 2020, there were no pending legal proceedings that management currently believes are material to the Company.

VERTIV HOLDINGS’
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is intended to help you understand our business, financial condition, results of operations, liquidity and capital resources. You should read this discussion in conjunction with Vertiv Holdings’ consolidated financial statements and related notes thereto included elsewhere in this prospectus. In connection with the Business Combination, Vertiv was determined to be the accounting acquirer.
The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are based upon current expectations that involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statements.
Unless the context otherwise requires, all references in this section to “Vertiv,” the “Company,” “we,” “us” or “our” refer to Vertiv Holdings and its consolidated subsidiaries prior to the consummation of the Business Combination. Unless the context otherwise requires or unless otherwise specified, all dollar amounts in this section are in millions.
Overview
Vertiv is a global leader in the design, manufacturing and servicing of critical digital infrastructure technology. Vertiv’s technology powers, cools, deploys, secures and maintains electronics that process, store and transmit data. Vertiv provides this technology to data centers, communication networks and commercial & industrial environments worldwide.
Vertiv aims to help create a world where critical technologies always work, and where it empowers the vital applications of the digital world.
Vertiv offers a broad range of products in both power and thermal management and, through a global service network, Vertiv provides life cycle management services and solutions for deploying, maintaining and optimizing these products and their related systems. Vertiv also offers infrastructure management, monitoring, controls and software solutions for their customers’ critical applications. Vertiv offerings are integral to the technologies used for a number of services, including e-commerce, online banking, file sharing, video on-demand, energy storage, wireless communications, IoT and online gaming.
Vertiv manages and reports results of operations in three business segments: Americas, Asia Pacific and EMEA. For the year ended December 31, 2019, Vertiv’s revenue was $4,431.2 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with revenue for the year ended December 31, 2018 of $4,285.6 million. For the six months ended June 30, 2020, our revenue was $1,903.0 million, of which 50% was transacted in the Americas; 29% was transacted in Asia Pacific; and 21% was transacted in EMEA as compared with Vertiv’s revenue for the six months ended June 30, 2019 of $2188.9 million.
Vertiv sells to three primary markets: (1) data centers (cloud/hyperscale, colocation, enterprise, and edge), (2) communication networks and (3) commercial/industrial environments. Within these markets Vertiv serves a diverse array of end-user sectors including financial services, healthcare, digital, telecommunications, retail, education and government. Vertiv approaches these industries and end-users through a global network of direct sales professionals, independent sales representatives, distributors and original equipment manufacturers. Many of Vertiv’s product installations are completed in collaboration with customers, working together through the initial planning phase through delivery and servicing of the completed solution. This depth of interaction supports key customer relationships, sometimes spanning multiple decades for certain customers. Vertiv’s most prominent brands in addition to Vertiv include Liebert, NetSure, Geist and Avocent. Vertiv’s diverse, global customer base includes some of the largest data center providers/owners, social media companies and communication network operators.

Business trends and conditions
Vertiv believes that the business and results of operations will be impacted in the future by various trends and conditions, including the following:
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Growth in data consumption and mobility.   Global data center IP traffic is expected to grow at a compounded annual growth rate of 21 percent from 2018 to 2021, and Vertiv expects the growth in data consumption to continue to increase, in particular the consumption of data on mobile devices, which is expected to reach 77.5 EB per month by 2022. While this macro-level trend does not have a direct correlation to demand for Vertiv offerings in any particular period, Vertiv believes that it does present a positive underlying macro-level trend that indicates the potential for a healthy market for the business. Vertiv expects this increasing demand for data to lead to increased capital spending on data centers (cloud/hyperscale, colocation and traditional enterprise) and communication networks. Although Vertiv has historically been overexposed to the enterprise portion of the data center end market which, based on the number of data centers and square footage, has experienced generally flat growth for the past 3 years, it has shifted focus on growth in the growing portions of the data center end market. However, significant capital spending by either the data center or the communication networks markets can occur in specific periods, and then reduce until their next project. As such, while Vertiv expects demand for its offerings to respond to increased data center demand due to increased data usage generally, a direct correlation in any specific quarter is challenging. The discussion in the results of operations section below illustrates how these variations in periodic spending can impact revenues year-over-year.

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Economic and government activity in China.   Vertiv anticipates that China will continue to have positive gross domestic product growth for the foreseeable future. However, China is expected to experience pricing pressures, and Vertiv will need to manage carefully to benefit from China’s growth. Additionally, the level of government involvement is high and somewhat unpredictable in key sectors, such as data centers and communication networks. While Vertiv has strategies to address these situations, the government’s continued role in the markets could be disruptive.

Our business segments
Vertiv tracks and manages the business in three business segments: Americas; Asia Pacific; and Europe, Middle East & Africa.
Americas includes data center, communication networks and commercial/industrial products and services sold for applications in North America and Latin America. This segment’s principal offerings include:
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Critical infrastructure and solutions includes AC and DC power management, thermal management, and modular hyperscale type data center sites;

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Services and spares includes preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and critical digital infrastructure software; and

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Integrated rack solutions includes racks, rack power, rack power distribution, rack thermal systems, configurable integrated solutions, and hardware for managing I.T. equipment.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Products and services offered are similar to the Americas segment.
Europe, Middle East & Africa includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout EMEA. Products and services offered are similar to the Americas segment.
Recent developments
On December 28, 2017, Vertiv acquired Energy Labs Inc., a leading provider of direct and indirect air handling systems and modular data center solutions for $149.5 million. Vertiv believes this acquisition gives it a unique opportunity to accelerate efforts in the commercial and industrial segments while expanding capabilities and growing its presence in the data center space.
On February 1, 2018, Vertiv acquired Geist, a leading manufacturer of rack power distribution units, intelligent power, management, environmental monitoring and infrastructure management solutions for data centers for $123.6 million. During the second quarter of 2018, the acquisition was completed for an additional $2.5 million of cash related to the purchase of additional assets. This acquisition bolsters Vertiv’s efforts to reach key customers in the cloud, collocation and edge spaces.
On the Closing Date, Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), consummated its previously announced business combination pursuant to that the Merger Agreement, by and among GSAH, Vertiv Holdings, the Vertiv Stockholder, First Merger Sub and Second Merger Sub. As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC.” The Business Combination was approved by GSAH shareholders on February 6, 2020, and on February 10, 2020, the Company announced the completion of the Business Combination. The Company began trading on the New York Stock Exchange beginning on Monday, February 10, 2020.
To further its objective to explore future financing options to optimize its capital structure, on January 31, 2020, Vertiv commenced a process to (i) amend and extend the Prior Asset-Based Revolving Credit Facility and (ii) refinance (a) the indebtedness represented by the Prior Term Loan Facility, (b) the 2022 Senior Notes, (c) the 2024 Senior Notes and (d) the 2024 Senior Secured Notes. In connection with the refinancing process, on January 31, 2020, Vertiv called each of the Prior Notes for conditional redemption on March 2, 2020, in accordance with the respective indentures governing the Prior Notes. In addition, a total of $0.5 million principal amount of 2024 Senior Notes were tendered in the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020. The refinancing transactions reduce our debt service requirements going forward and extend the maturity profile of our indebtedness.
On the Closing Date and prior to the completion of the refinancing, Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176 million of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Facility and approximately $1.29 billion of the outstanding indebtedness under the Prior Term Loan Facility.
On March 2, 2020, we completed the refinancing by entering into (i) Amendment No. 5 to the Prior-Asset Based Revolving Credit Agreement, by and among, inter alia, Vertiv Group Intermediate, Vertiv Group, as lead borrower, certain direct and indirect subsidiaries of Vertiv Group, as co-borrowers and guarantors thereunder, various financial institutions from time to time party thereto, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (the “Amendment” and, the Prior Asset-Based Revolving Credit Agreement as amended by the Amendment, the “Asset-Based Revolving Credit Facility”), which Amendment extended the maturity of, and made certain other modifications to, the Prior Asset-Based Revolving Credit Facility and (ii) the Term Loan Credit Agreement, with the borrowings thereunder used to repay or redeem, as applicable, in full the Prior Term Loan Facility and the Prior Notes. The Amendment, among other changes, extended the maturity to March 2, 2025 and lowered the applicable margin on loans thereunder by 0.25%.
As of June 30, 2020, the term loan under the Term Loan Facility bears annual interest at LIBOR plus an applicable margin of 3.0% (3.18% all-in), which applicable margin is 1.0% lower than under the previous term loan.
Concurrently with the closing of the Term Loan Facility, Vertiv Group executed interest rate swaps on a notional amount of $1,200.0 million in 2020, and $1,000.0 million in the remaining tenor of the term loan under the Term Loan Facility. Combined with the economics of the Term Loan Facility, this results in an all-in rate at June 30, 2020 of approximately 4.1%. The swap transactions exchange floating Term Loan Facility interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility.

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus, known as COVID-19, as a global pandemic. Governments and businesses around the world have taken actions to mitigate the spread of COVID-19, including but not limited to, shelter-in-place orders, quarantines, significant restrictions on travel, as well as restrictions that prohibit many employees from going to work. To date, COVID-19 has surfaced in nearly all regions around the world and has impacted our sales channels, supply chain, manufacturing operations, workforce, and other key aspects of our operations. The outbreak and preventive measures taken to help curb the spread had an adverse impact on our operations and business results for the six months ended June 30, 2020. We continue to monitor the rapidly evolving situation and guidance from international and domestic authorities, including federal, state and local public health authorities and may take additional actions based on their recommendations; however, there are numerous uncertainties, including with respect to: the duration and severity of the pandemic, actions that may be taken by governmental authorities, including preventing or curtailing the operations of our plants, the potential impact on global economic activity, global supply chain operations, our employees, and our customers, supplier and end-markets, and other consequences that could negatively impact our business. We also face the possibility that government policies may become more restrictive especially if COVID-19 transmission rates increase in certain areas. As a result of these numerous uncertainties, we are unable to specifically predict the extent and length of time the COVID-19 pandemic will negatively impact our business. COVID-19 had an adverse impact on our operations and business results for the six months ended June 30, 2020, as set forth in our results of operations for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 as described under “Results of operations” below, and we expect that COVID-19 could continue to have a materially adverse impact on our business, results of operations, financial condition, cash flows and liquidity for at least the duration of 2020. See “Risk Factors — Risks Related to Our Business — Our Business, Results of Operations, Financial Position, Cash Flows and Liquidity Have Been and Could Continue to be Adversely Affected by the Covid-19 Pandemic or Other Similar Outbreaks.”
Basis of Presentation
On October 31, 2017, Vertiv completed the disposition of ASCO Power to Schneider Electric USA, Inc. for net proceeds of $1,250.0 million. In November 2017, the net proceeds from the disposition of ASCO Power were utilized to (i) make a $500.0 million prepayment on the Prior Term Loan Facility, (ii) pay approximately $108.0 million of consent and related fees to lenders under the Prior Term Loan Facility and holders of the 2024 Senior Notes and 2022 Senior Notes and (iii) pay a $600.0 million cash dividend to Vertiv Holdings. In addition, in connection with the closing of this sale, Vertiv amended the Prior Term Loan Facility to permit the dividend described above. Following the announcement of Vertiv’s agreement to sell its ASCO Power critical power business on July 27, 2017, the results of operations of that business are included in the net earnings (loss) from discontinued operations — net of income taxes for all periods presented (refer to Note 4 in Vertiv Holdings’ consolidated financial statements included in this prospectus).
Results of operations
Six months ended June 30, 2020 compared to six months ended June 30, 2019
	Six months ended June, 30,
(Dollars in millions)	2020	2019	$ Change	% Change
Net sales	$1,903.0	$2,188.9	$(285.9)	(13.)%
Cost of sales	1,269.6	1,474.6	(205.0)	(13.9)%
Gross profit	633.4	714.3	(80.9)	(11.3)%
Selling, general & administrative expenses	491.2	549.7	(58.5)	(10.6)%
Loss on extinguishment of debt	174.0	—	174.0	100%
Other deductions, net	83.8	67.0	16.8	25.1%
Earnings from continuing operations before interest & income taxes	(115.6)	97.6	(213.2)	(218.4)%
Interest expense, net	99.1	156.4	(57.3)	(36.6)%
Income tax expense	28.0	34.5	(6.5)	(18.8)%

	Six months ended June, 30,
(Dollars in millions)	2020	2019	$ Change	% Change
Net loss from continuing operations	$(242.7)	$(93.3)	$(149.4)	160.1%
Overview
Our net sales for the six months ended June 30, 2020 (“6M 2020”) were $ 1,903.0 million, a decrease of $285.9 million, or 13.1 percent, compared with $2,188.9 million in the six months ended June 30, 2019 (“6M 2019”). There was net loss from continuing operations of $242.7 million in 6M 2020, compared to a net loss of $93.3 million in 6M 2019 as a result of the combination of the variances discussed below.
Net Sales
Our net sales for 6M 2020 were $1,903.0 million, a decrease of $285.9 million, or 13.1 percent, compared with $2,188.9 million in 6M 2019. The decrease in sales was primarily driven by negative volume due to impacts of the COVID-19 pandemic. Additional decreases were related to the timing of large projects and negative impacts of foreign currency. Critical infrastructure & solutions sales decreased $231.7 million, including the negative impacts from foreign currency of $32.3 million. Services & spares sales decreased $21.0 million, including the negative impacts from foreign currency of $9.5 million. Integrated rack solutions sales decreased $33.2 million, including the negative impacts of foreign currency of $6.2 million.
Excluding intercompany sales, net sales were $951.4 million in the Americas, $546.7 million in Asia Pacific and $404.9 million in EMEA. Movements in net sales by segment and offering are each detailed in the Business Segments section below.
Cost of Sales
Cost of sales were $1,296.6 million in 6M 2020, a decrease of $205.0 million, or 13.9 percent, compared to 6M 2019. The decrease in cost of sales was primarily due to the flow-through impact of lower net sales volume resulting from the global impact of COVID-19 pandemic, offset by the carryover benefit of pricing, purchasing improvements and manufacturing productivity actions executed in 2019. Gross profit was $633.4 million in 6M 2020, or 33.3 percent of sales, compared to $714.3 million, or 32.6 percent of sales in 6M 2019.
Selling, General and Administrative Expenses
Selling, general and administrative expenses (“SG&A”) were $491.2 million in 6M 2020, a decrease of $58.5 million, or 10.6 percent, compared to 6M 2019. SG&A as a percentage of sales were 25.8 percent in 6M 2020, a 0.7 percentage point increase compared with 25.1 percent in 6M 2019. The decrease in SG&A is primarily the result of fixed cost reduction actions in response to the COVID-19 pandemic, including discretionary spending cuts, suspension of merit increases and implementation of a global furlough program. In addition, there was lower spending related to transformation initiatives to improve operational efficiency, digital project implementation costs and other transition costs.
Loss on Extinguishment of Debt
The loss on extinguishment of debt in 6M 2020 represents costs incurred in the refinancing and pay down of the Company’s long-term debt. The loss includes $99.0 million write-off of deferred financing fees and $75.0 million early redemption premium on high interest notes, for a total refinancing cost of $174.0 million.
Other Deductions, Net
Other deductions, net, were $83.8 million in 6M 2020, an increase of $16.8 million, or 25.1 percent, compared with 6M 2019. The increase is primarily due to a write-off of capitalized software and higher foreign currency losses, partially offset by a reduction of restructuring costs as certain transformation activities reached completion.

Earnings from Continuing Operations Before Interest & Income Taxes
Loss from continuing operations before interest & income taxes in 6M 2020 was $115.6 million, a decrease in earnings of $213.2 million when compared to earnings of $97.6 million in 6M 2019. On a segment basis, earnings from continuing operations before interest & income taxes (“EBIT”) was $157.0 million in the Americas, $58.1 million in Asia Pacific, and $35.7 million in EMEA. Corporate expenses were $366.4 million in 6M 2020, including the loss on extinguishment of debt of $174.0 million and implementation of cost reduction initiatives, digital project implementation costs, costs that support global product platform development, and costs related to Business Combination. See “Business Segments” below for additional details.
Interest expense
Interest expense, net, was $99.1 million in 6M 2020 compared to $156.4 million in 6M 2019. The $57.3 million decrease is primarily due to the reduction in outstanding borrowings resulting from the Business Combination, and lower interest rates secured through the refinancing transactions, offset by an increase of $16.2 million due to accretion on the Tax Receivable Agreement.
Income Taxes
Income tax expense was $28.0 million in 6M 2020 versus $34.5 million in 6M 2019. The effective rate in 6M 2020 is primarily influenced by the mix of income between our U.S. and non-U.S. operations, changes in valuation allowance for U.S. and non-U.S. jurisdictions, the global intangible low-taxed income (“GILTI”) provisions of the Tax Cuts and Jobs Act (“the Act”), remeasurement and legislative changes impacting the indefinite reinvestment liability, discrete changes in certain non-US valuation allowances and changes in the liability for uncertain tax positions. For the 6M 2019, income tax expense was primarily influenced by the impact of the GILTI provisions of the Act and the mix of income between our U.S. and non-U.S. operations which was offset by changes in valuation allowance for U.S. federal purposes. The year to date 2020 tax expense is lower than 6M 2019 primarily due to lower operating performance during the quarter ended June 30, 2020 where the Company has profitable operations and discrete tax adjustments recorded during the periods.
Business Segments
The following is detail of business segment results for 6M 2020 and 6M 2019. Segment profitability is defined as earnings before interest and income taxes. Segment margin represents segment earnings expressed as a percentage of segment net sales. For reconciliations of segment net sales and earnings to the Company’s consolidated results, see Note 14 — Segment Information, of Vertiv Holdings’ condensed consolidated financial statements. Segment net sales are presented excluding intercompany sales.
Americas
(Dollars in millions)	June 30 , 2020	June 30 , 2019	$ Change	% Change
Net sales	$951.4	$1,129.7	$(178.3)	(15.8)%
Earnings before interest and taxes	157.0	188.1	(31.1)	(16.5)%
Margin	16.5%	16.7%
Americas net sales of $951.4 million in 6M 2020 represented a decrease of $178.3 million, or 15.8 percent from 6M 2019. Sales decreases were primarily due to the impacts of COVID-19 pandemic and timing of critical infrastructure & solutions project demand from hyperscale and colocation customers. Net sales decreased for all offering categories, represented by declines in critical infrastructure & solutions of $160.4 million, services & spares of $2.2 million, and integrated rack solutions of $15.7 million. Additionally, Americas net sales were negatively impacted by foreign currency by approximately $15.9 million.
Earnings before interest and taxes in 6M 2020 was $157.0 million, a decrease of $31.1 million compared with 6M 2019. Margin declined 0.2 percentage points, mainly due to the impact of deleveraging, but was partially offset by contribution margin improvements (mix, operations productivity, and pricing).

Asia Pacific
(Dollars in millions)	June 30 , 2020	June 30 , 2019	$ Change	% Change
Net sales	$546.7	$582.3	$(35.6)	(6.1)%
Earnings before interest and taxes	58.1	66.6	(8.5)	(12.8)%
Margin	10.6%	11.4%
Asia Pacific net sales were $546.7 million in 6M 2020, a decrease of $35.6 million, or 6.1 percent from 6M 2019. Sales decreases were primarily due to the impacts of COVID-19 pandemic, partially offset by improvements in wind power and large data center projects. Net sales decreased in all offering categories, represented by declines in critical infrastructure & solutions sales of $17.6 million, services & spares of $7.2 million, and integrated rack solutions of $10.8 million. Additionally, Asia Pacific net sales were negatively impacted by foreign currency by approximately $19.7 million.
Earnings before interest and taxes were $58.1 million in 6M 2020, a decrease of $8.5 million compared with 6M 2019. Margin declined 0.8 percentage points due to volume declines, partially offset by COVID-19 pandemic related actions to reduce fixed costs, including reduction in discretionary spend.
Europe, Middle East & Africa
(Dollars in millions)	June 30 , 2020	June 30 , 2019	$ Change	% Change
Net sales	$404.9	$476.9	$(72.0)	(15.1)%
Earnings before interest and taxes	35.7	37.3	(1.6)	(4.3)%
Margin	8.8%	7.8%
EMEA net sales were $404.9 million in 6M 2020, a decrease of $72.0 million, or 15.1 percent from 6M 2019. Sales decreases were primarily due to the impacts of COVID-19 pandemic and project timing. Net sales decreased in all offering categories, represented by declines in critical infrastructure & solutions sales of $53.7 million, services & spares of $11.6 million, and integrated rack solutions of $6.7 million. Additionally, EMEA net sales were negatively impacted by foreign currency by approximately $12.4 million.
Earnings before interest and taxes was $35.7 million in 6M 2020, an decrease of $1.6 million compared with 6M 2019. Margin improved 1.0 percentage points primarily as a result of benefits from prior year restructuring programs and COVID-19 pandemic related actions to reduce fixed costs, partially offset by volume declines.
Vertiv Corporate and Other
Corporate and other costs include costs associated with our headquarters located in Columbus, Ohio, as well as centralized global functions including Finance, Treasury, Risk Management, Strategy & Marketing, Digital, Legal, and global product platform development and offering management. Corporate and other costs were $366.4 million and $194.4 million in 6M 2020 and 6M 2019, respectively. The $172.0 million increase in corporate and other expenses in 6M 2020 versus the comparable period was primarily due to the loss on extinguishment of debt of $174.0 million, as described in Note 6 — Debt of Vertiv Holdings’ condensed consolidated financial statements.
Year ended December 31, 2019 compared to year ended December 31, 2018
(Dollars in millions)	2019	2018	$ Change	% Change
Net sales	$4,431.2	$4,285.6	$145.6	3.4%
Cost of sales	2,978.2	2,865.2	113.0	3.9%
Gross profit	1,453.0	1,420.4	32.6	2.3%
Selling, general & administrative expenses	1,100.8	1,223.8	(123.0)	(10.1)%
Other deductions, net	146.1	178.8	(32.7)	(18.3)%

(Dollars in millions)	2019	2018	$ Change	% Change
Earnings from continuing operations before interest & income taxes	206.1	17.8	188.3	1,057.9%
Interest expense, net	310.4	288.8	21.6	7.5%
Income tax expense	36.5	49.9	(13.4)	(26.9)%
Loss from continuing operations	$(140.8)	$(320.9)	$180.1	(56.1)%
Overview
Our net sales for the year ended December 31, 2019 (“2019”) were $4,431.2 million, an increase of 3.4 percent from the same period in the prior year. There was a net loss from continuing operations of $140.8 million in 2019 compared to a net loss from continuing operations of $320.9 million during the year ended December 31, 2018 (“2018”). The decrease in net loss from continuing operations in 2019 is a result of the combination of the variances discussed below.
Net Sales
Net sales were $4,431.2 million in 2019, an increase of $145.6 million, or 3.4 percent, compared with $4,285.6 million in 2018. By offering, critical infrastructure and solutions sales increased $180.8 million inclusive of negative impacts from foreign currency of $56.0 million. Service and software solutions sales increased $22.8 million including the negative impacts from foreign currency of $29.0 million. Integrated rack solutions sales decreased $58.0 million partially due to the negative impacts of foreign currency of $13.0 million and unfavorable product mix.
Excluding intercompany sales, net sales were $2,229.1 million in the Americas, $1,278.0 million in Asia Pacific and $924.1 million in EMEA. Movements in net sales by segment and offering are each detailed in the Business Segments section below.
Cost of Sales
Cost of sales were $2,978.2 million in 2019, an increase of $113.0 million, or 3.9 percent compared to 2018. The increase in cost of sales was primarily due to the flow-through impact of higher net sales volume. Gross profit was $1,453.0 million in 2019, or 32.8 percent of sales, compared to $1,420.4 million, or 33.1 percent of sales in 2018.
Selling, General and Administrative Expenses
SG&A were $1,100.8 million in 2019, a decrease of 123.0 million compared to 2018. SG&A as a percentage of sales were 24.8 percent in 2019, a 3.8 percentage point decrease compared with 28.6 percent in 2018. The primary driver behind the decrease in SG&A was lower spending related to transformation initiatives to improve operational efficiency, digital project implementation costs, transition costs, and discretionary spending cuts.
Other Deductions, Net
Other deductions, net, were $146.1 million in 2019, a decrease of $32.7 million, or 18.3 percent, compared with 2018. The decrease is primarily due to a reduction of restructuring costs as certain transformation activities reached completion and less amortization expense due to the certain intangible assets becoming fully amortized.
Earnings from Continuing Operations Before Interest & Income Taxes
Earnings from continuing operations before interest & income taxes in 2019 was $206.1 million, an increase of $188.3 million when compared to earnings of $17.8 million in 2018. On a segment basis, EBIT was $354.3 million in the Americas, $150.0 million in Asia Pacific, and $64.3 million in EMEA. Corporate expenses were $362.5 million in 2019, primarily consisting of implementation of cost reduction initiatives, digital project implementation costs, and costs that support global product platform development. See “— Business Segments” below for further details.
Interest expense
Interest expense, net, was $310.4 million in 2019 compared to $288.8 million in 2018. The $21.6 million increase is primarily due to increased floating interest rates on the Prior Term Loan Facility, the Prior Asset-Based Revolving Credit Agreement, and the 2024 Senior Notes issued in the second quarter of 2019.
Income Taxes
Income tax expense was $36.5 million in 2019 versus $49.9 million in 2018. The effective rate in 2019 is primarily influenced by the mix of income between our U.S. and non-U.S. operations, changes in valuation allowance for U.S. federal purposes, the GILTI provisions of the Act, and additional reserves for uncertain tax positions. For 2018, income tax expense was primarily influenced by the impact of the GILTI provisions of the Act and the mix of income between our U.S. and non-U.S. operations which was offset by changes in valuation allowance for U.S. federal purposes.
Business Segments
The following is detail of business segment results for the years ended December 31, 2019 and 2018. Segment profitability is defined as earnings before interest and income taxes. Segment margin represents segment earnings expressed as a percentage of segment net sales. For reconciliations of segment net sales and earnings to the Company’s consolidated results, see Note 17 — Segment Information, of Vertiv Holdings’ consolidated financial statements. Segment net sales are presented excluding intercompany sales.
Americas
(Dollars in millions)	December 31, 2019	December 31, 2018	$ Change	% Change
Net sales	$2,229.1	$2,145.7	$83.4	3.9%
Earnings before interest and taxes	354.3	301.0	53.3	17.7%
Margin	15.9%	14.0%
Americas net sales were $2,229.1 million in 2019, an increase of $83.4 million, or 3.9 percent from 2018. By offering, net sales increased primarily due to increased critical infrastructure and solutions sales of $109.0 million and increased services and spares sales of $9.6 million, offset by a $35.2 million decrease in Integrated rack solutions. Additionally, Americas net sales were negatively impacted by foreign currency by approximately $12.0 million.
Earnings before interest and taxes in 2019 was $354.3 million, an increase of $53.3 million compared with 2018. Margin improved 1.9 percentage points from the benefit of pricing, volume leverage, and fixed cost control.
Asia Pacific
(Dollars in millions)	December 31, 2019	December 31, 2018	$ Change	% Change
Net sales	$1,278.0	$1,244.2	$33.8	2.7%
Earnings before interest and taxes	150.0	136.6	13.4	9.8%
Margin	11.7%	11.0%
Asia Pacific net sales were $1,278.0 million in 2019, an increase of $33.8 million, or 2.7 percent from 2018. By offering, net sales increased primarily due to increased critical infrastructure and solutions sales of $39.3 million. This increase was partially offset by a decrease services and spares of $3.1 million and in Integrated rack solutions of $2.4 million. Additionally, Asia Pacific net sales were negatively impacted by foreign currency by approximately $41.0 million.

Earnings before interest and taxes were $150.0 million in 2019, an increase of $13.4 million compared with 2018. Margin increased 0.7 percentage points due to managing fixed costs to drive leverage benefit and increased sales volume in China.
Europe, Middle East & Africa
(Dollars in millions)	December 31, 2019	December 31, 2018	$ Change	% Change
Net sales	$924.1	$895.7	$28.4	3.2%
Earnings before interest and taxes	$64.3	$29.8	$34.5	115.8%
Margin	7.0%	3.3%
EMEA net sales were $924.1 million in 2019, an increase of $28.4 million, or 3.2 percent from 2018. By offering, net sales increased primarily due to increased critical infrastructure and solutions sales of $32.5 million and services and spares of $16.3 million, partially offset by a decrease in Integrated rack solutions of $20.4 million. Additionally, EMEA net sales were negatively impacted by foreign currency by approximately $45.0 million.
Earnings before interest and taxes was $64.3 million in 2019, an increase of $34.5 million compared with 2018. Margin improved 3.7 percentage points primarily as a result of prior operational initiatives materializing in current results, continued management of fixed costs, and volume leverage benefit.
Vertiv Corporate and Other
Corporate and other costs include costs associated with our headquarters located in Columbus, Ohio, as well as centralized global functions including Finance, Treasury, Risk Management, Strategy & Marketing, Digital, Legal, and global product platform development and offering management. Corporate and other costs were $362.5 million and $449.6 million in 2019 and 2018, respectively. The $87.1 million decrease in corporate and other expenses in 2019 versus the comparable prior year was primarily the result of decreased expenses related to transition costs and operational initiatives.
Year ended December 31, 2018 compared to year ended December 31, 2017
(Dollars in millions)	2018	2017	$ Change	% Change
Net sales	$4,285.6	$3,879.4	$406.2	10.5%
Cost of sales	2,865.2	2,566.8	298.4	11.6%
Gross profit	1,420.4	1,312.6	107.8	8.2%
Selling, general & administrative expenses	1,223.8	1,086.0	137.8	12.7%
Other deductions, net	178.8	254.4	(75.6)	(29.7)%
Income (loss) from continuing operations before interest & income taxes	17.8	(27.8)	45.6	(164.0)%
Interest expense, net	288.8	379.3	(90.5)	(23.9)%
Income tax expense (benefit)	49.9	(19.7)	69.6	(353.3)%
Loss from continuing operations	$(320.9)	$(387.4)	$66.5	(17.2)%
Overview
Net sales for 2018 were $4,285.6 million, an increase of 10.5 percent from the same period in the prior year. There was a net loss from continuing operations of $320.9 million in 2018 compared to a net loss from continuing operations of $387.4 million during the year ended December 31, 2017 (“2017”). The decrease in net loss from continuing operations in 2018 is a result of the combination of the variances discussed below.
Net sales
Net sales were $4,285.6 million in 2018, an increase of $406.2 million, or 10.5 percent, compared with $3,879.4 million in 2017. By offering, critical infrastructure and solutions sales increased $314.8 million primarily due to the Energy Labs acquisition which increased sales $117.8 million. Service and software solutions sales increased $60.1 million, including positive impacts from purchase accounting of $17.6 million. Integrated rack solutions sales increased $30.7 million, partially from the Geist acquisition which increased sales by $76.2 million, offset by lower sales in the Americas and EMEA.
By segment, prior to intersegment elimination, 2018 net sales were $2,175.6 million in the Americas, $1,346.9 million in Asia Pacific and $938.0 million in EMEA. Movements in net sales by segment and offering are each presented prior to eliminating intersegment sales and are detailed in the “— Business segments” section below.
Cost of sales
Cost of sales were $2,865.2 million in 2018, an increase of $298.4 million, or 11.6 percent compared to 2017. The increase in cost of sales was primarily due to the flow-through impact of higher net sales volume and inflationary cost pressure in both materials and freight. Gross profit was $1,420.4 million in 2018, or 33.1 percent of sales, compared to $1,312.6 million, or 33.8 percent of sales in 2017.
Selling, general and administrative expenses
SG&A were $1,223.8 million in 2018, an increase of $137.8 million compared to 2017. SG&A as a percentage of sales were 28.5 percent in 2018, a 0.5 percentage point increase compared with 28.0 percent in 2017. The primary driver behind the increase in SG&A was due to spending to establish the business as a stand-alone company (primarily related to I.T.), as well as initiatives to improve operational efficiency.
Other deductions, net
Other deductions, net, were $178.8 million in 2018, a decrease of $75.6 million, or 29.7 percent, compared with 2017. The decrease is primarily due to lower amortization of intangibles.
Income (loss) from continuing operations before interest & income taxes
Income from continuing operations before interest & income taxes in 2018 was $17.8 million, an increase of $45.6 million when compared to a loss of $27.8 million in 2017. On a segment basis, EBIT was $301.0 million in the Americas, $136.6 million in Asia Pacific, and $29.8 million in EMEA. Corporate expenses were $449.6 million in 2018 due to transition/integration costs associated with standing up the business and implementation of cost reduction initiatives. See “— Business segments” below for further details.
Interest expense
Interest expense, net, was $288.8 million in 2018 compared to $379.3 million in 2017. The $90.5 million decrease is primarily due to the 2017 payment of consent fees associated with amending the Prior Term Loan Facility.
Income taxes
Income tax expense was $49.9 million in 2018 versus a benefit of $19.7 million in 2017. The 2018 taxes are higher than 2017 primarily due to the impact of the GILTI provisions of the Act and the mix of income between Vertiv’s U.S. and non-U.S. operations which is offset by changes in valuation allowance for U.S. federal purposes. The 2017 result was affected primarily by the recognition of a valuation allowance for U.S. federal and state purposes and certain non-U.S. jurisdictions, the impact of the Act, changes in uncertain tax positions, withholding taxes on repatriation of earnings, and other payments made between affiliates.
Business segments
The following is detail of business segment results for the years ended December 31, 2018 and 2017. Segment net sales are presented prior to eliminating intersegment sales. Segment earnings are defined as earnings before interest and income taxes. Segment margin represents segment earnings expressed as a percentage of segment net sales. For reconciliations of segment net sales and earnings to Vertiv’s consolidated results, see Note 17 to Vertiv Holdings’ consolidated financial statements.

Beginning with the first quarter of 2019, the segment performance measure excludes certain costs that support global product platform development and digital as a result of a change in the way Vertiv’s chief operating decision maker evaluates the performance of operations, develops strategy and allocates capital resources. Such costs are now included in Corporate and other. Vertiv also revised sales by product and service offering categories during the first quarter of 2019. As such, the segment earnings before interest and income taxes for the years ended December 31, 2018 and 2017, and related analysis, have been restated below to conform with the 2019 presentation and analysis.
Americas
(Dollars in millions)	December 31, 2018	December 31, 2017	$ Change	% Change
Net sales	$2,175.6	$1,886.7	$288.9	15.3%
Earnings before interest and taxes	301.0	241.8	59.2	24.5%
Margin	13.8%	12.8%
Americas net sales were $2,175.6 million in 2018, an increase of $288.9 million, or 15.3 percent from 2017. By offering, net sales increased primarily due to increased critical infrastructure and solutions sales of $224.4 million, primarily due to the Energy Labs acquisition which increased sales by $117.8 million. Service and software solutions sales increased $13.8 million, including positive impacts from purchase accounting of $17.6 million year-over-year. Integrated rack solutions sales increased $45.5 million, primarily from the Geist acquisition.
Earnings before interest and taxes in 2018 was $301.0 million, an increase of $59.2 million compared with 2017. Margin improved 1.0 percentage points from the benefit of cost reduction actions, decreased intangible amortization, and earnings from the acquisitions.
Asia Pacific
(Dollars in millions)	December 31, 2018	December 31, 2017	$ Change	% Change
Net sales	$1,346.9	$1,239.5	$107.4	8.7%
Earnings before interest and taxes	136.6	64.2	72.4	112.8%
Margin	10.1%	5.2%
Asia Pacific net sales were $1,346.9 million in 2018, an increase of $107.4 million, or 8.7 percent from 2017. This increase includes unfavorable impacts from foreign currency of $6.0 million. All offerings experienced increases as there was an increase in customer capital spending within the Colocation/Hyperscale space on large data center projects.
Earnings before interest and taxes were $136.6 million in 2018, an increase of $72.4 million compared with 2017. Margin improved 4.9 percentage points on savings from previous cost reduction actions, lower amortization expense, and volume increases.
Europe, Middle East & Africa
(Dollars in millions)	December 31, 2018	December 31, 2017	$ Change	% Change
Net sales	$938.0	$918.1	$19.9	2.2%
Earnings before interest and taxes	29.8	45.4	(15.6)	(34.4)%
Margin	3.2%	4.9%
EMEA net sales were $938.0 million in 2018, an increase of $19.9 million, or 2.2 percent from 2017. This increase includes favorable impacts from foreign currency of $17.0 million. Additionally, the favorable impacts of the acquisition of Geist and current year impact of purchase accounting were offset by volume decreases due to changes in customer timing mainly in the Integrated rack solutions offering.

Loss before interest and taxes was $29.8 million in 2018, a decrease of $15.6 million compared with 2017. Margin decreased 1.7 percentage points primarily due to changes in intercompany transfer pricing.
Vertiv Corporate and Other
Corporate and other costs include costs associated with Vertiv’s headquarters located in Columbus, Ohio, as well as centralized global functions including Finance, Treasury, Risk Management, Strategy & Marketing, IT, global product platform development, and Legal. Corporate and other costs were $449.6 million and $379.2 million in 2018 and 2017, respectively. The $70.4 million increase in corporate and other expenses in 2018 versus 2017 was primarily the result of increased expenses related to digital project implementation costs.
Capital resources and liquidity
Vertiv’s primary future cash needs relate to working capital, operating activities, capital spending, strategic investments and debt service. During 2016, the Company issued $750.0 million of 2024 Senior Notes and entered into the $2,320.0 million Prior Term Loan Facility and the $400.0 million Prior Asset-Based Revolving Credit Facility as described in the notes to Vertiv’s consolidated financial statements. During 2017, Vertiv issued $500.0 of 2022 Senior Notes, made partial prepayments of $575.0 million and borrowed an incremental $325.0 million on the Prior Term Loan Facility, reducing the outstanding principal amount to $2,070.0 million.
During May 2019, Vertiv issued $120.0 million of 2024 Senior Secured Notes which were subject to a springing maturity to November 15, 2021 if the 2022 Senior Notes were not repaid, redeemed or discharged, or the maturity with respect thereto was not otherwise extended, on or prior to November 15, 2021.
To further its objective to explore future financing options to optimize its capital structure, on January 31, 2020, Vertiv commenced a process to (i) amend and extend the Prior Asset-Based Revolving Credit Facility and (ii) refinance (a) the indebtedness represented by the Prior Term Loan Facility, (b) the 2022 Senior Notes, (c) the 2024 Senior Notes and (d) the 2024 Senior Secured Notes. In connection with the refinancing process, on January 31, 2020, Vertiv called each of the Prior Notes for conditional redemption on March 2, 2020, in accordance with the respective indentures governing the Prior Notes. In addition, a total of $0.5 million principal amount of 2024 Senior Notes were tendered in the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020.
On the Closing Date and prior to the completion of the refinancing, Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176 million of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Facility and approximately $1.29 billion of the outstanding indebtedness under the Prior Term Loan Facility.
On March 2, 2020, we completed the refinancing by entering into (i) the Amendment, which Amendment extended the maturity of the Prior Asset-Based Revolving Credit Facility to March 2, 2025 and made certain other modifications to the Prior Asset-Based Revolving Credit Facility and (ii) the Term Loan Credit Agreement, providing for a new seven-year $2.2 billion term loan, with the borrowings thereunder used to repay or redeem, as applicable, in full the Prior Term Loan Facility and the Prior Notes. The refinancing transactions reduce our debt service requirements going forward and extend the maturity profile of our indebtedness.
The Amendment, among other changes, extended the maturity to March 2, 2025 and lowered the applicable margin on loans thereunder by 0.25%. As of June 30, 2020, the term loan under the Term Loan Facility bears annual interest at LIBOR plus an applicable margin of 3.0% (3.18% all-in), which applicable margin is 1.0% lower than under the previous term loan.
Concurrently with the closing of the Term Loan Facility, Vertiv Group executed interest rate swaps on a notional amount of $1,200.0 million in 2020, and $1,000.0 million in the remaining tenor of the term loan under the Term Loan Facility. Combined with the economics of the Term Loan Facility, this results in an all-in rate at June 30, 2020 of approximately 4.1%. The swap transactions exchange floating Term Loan Facility interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility.

In addition to the cash inflow generated from the closing of the Business Combination, we believe that net cash provided by operating activities, augmented by long-term debt arrangements and the Asset-Based Revolving Credit Facility, will provide adequate near-term liquidity for the next 12 months of independent operations, as well as the resources necessary to invest for growth in existing businesses and manage our capital structure on a short- and long-term basis. We expect to continue to opportunistically access the capital markets and financing markets from time to time. Access to capital and the availability of financing on acceptable terms in the future will be affected by many factors, including our credit rating, economic conditions, and the overall liquidity of capital markets. There can be no assurance that we will continue to have access to capital markets on acceptable terms.
At June 30, 2020, we had $369.7 million in cash and cash equivalents, which includes amounts held outside of the U.S., primarily in Europe and Asia. Non-U.S. cash is generally available for repatriation without legal restrictions, subject to certain taxes, mainly withholding taxes. We are not asserting indefinite reinvestment of cash or outside basis for our non-U.S. subsidiaries due to the outstanding debt obligations in instances where alternative repatriation options other than dividends are not available. Our Asset-Based Revolving Credit Facility provides for up to $455.0 million of revolving borrowings with a sublimit for letters of credit, swingline borrowings and an uncommitted accordion of up to $145.0 million. As of June 30, 2020, we had borrowing availability of $164.9 million under the Asset-Based Revolving Credit Facility, after giving effect to $20.3 million of outstanding letters of credit and the borrowing base limitations set forth in our Asset-Based Revolving Credit Facility.
As we strive to maintain fixed costs constant in the year ending December 31, 2021, we anticipate announcing restructuring activities during the third quarter which could drive a $50 – $70 million reduction in fixed costs plus additional variable cost benefit. We estimate cash costs of $50 – $70 million including capital to realize these benefits, and we will evaluate these cash costs for a likely restructuring reserve to be recorded in the third quarter of 2020. While specific timing of cash needs is yet to be determined, it will likely begin in the fourth quarter of 2020 and continue through the end of the year ending December 31, 2021.
Long-term debt obligations
There is a discussion in Note 6 — Debt of Vertiv Holdings’ condensed consolidated financial statements and Note 7 — Debt and Note 20 — Subsequent Events of Vertiv Holdings’ consolidated financial statements of the long-term debt arrangements issued by Vertiv with certain subsidiaries named as guarantors or co-borrowers.
Cash flows
Six months ended June 30, 2020 compared to six months ended June 30, 2019
(Dollars in millions)	6M 2020	6M 2019	$ Change	% Change
Net cash provided by (used for) operating activities	$(121.7)	$(81.6)	$(40.1)	49.1%
Net cash used for investing activities	(19.4)	(28.6)	9.2	(32.2)%
Net cash provided by financing activities	293.5	4.9	288.6	5,889.8%
Capital expenditures	(13.2)	(23.0)	9.8	(42.6)%
Investments in capitalized software	(6.2)	(10.6)	4.4	(41.5)%
Net Cash provided by (used for) Operating Activities
Net cash used for operating activities was $121.7 million in 6M 2020, a $40.1 million decrease in cash generation compared to 6M 2019. The decline in cash generation was primarily driven by a use of working capital from higher seasonal inventory build, a higher net loss from operations, higher bonus payouts, and transaction costs.
Net Cash used for Investing Activities
Net cash used for investing activities was $19.4 million in 6M 2020 compared to net cash used for investing activities of $28.6 million in 6M 2019. The lower use of cash over the comparable period was primarily the result of reduced capital expenditures.

Net Cash provided by Financing Activities
Net cash provided by financing activities was $293.5 million in 6M 2020 compared to $4.9 million of cash generated in 6M 2019. The increase in cash generation was primarily driven by net borrowing on the Asset-Based Revolving Credit Facility of $125.1 million in 6M 2020, as compared to a net payment of $109.3 million in 6M 2019. The remaining net financing activities resulted from the reverse recapitalization and refinancing transactions. Borrowings on the new Term Loan Facility of $2,189.0 million, net of original issuance discount, and proceeds from the reverse recapitalization of $1,832.5 million were offset by the repayment of the Prior Term Loan Facility and Prior Notes as well as a payment made to advisors in connection with the closing of the Business Combination.
Year ended December 31, 2019 compared to year ended December 31, 2018
(Dollars in millions)	2019	2018	$ Change	% Change
Net cash provided by (used for) operating activities	$57.5	$(221.9)	$279.4	(125.9)%
Net cash used for investing activities	(65.3)	(207.7)	142.4	(68.6)%
Net cash provided by financing activities	14.8	245.1	(230.3)	(94.0)%
Capital expenditures	(47.6)	(64.6)	17.0	(26.3)%
Investments in capitalized software	(22.7)	(41.2)	18.5	(44.9)%
Net Cash provided by (used for) Operating Activities
Net cash provided by operating activities was $57.5 million in 2019, a $279.4 million increase in cash generation compared to 2018 due to reduction in net loss and improved cash flows from working capital primarily related to a decrease in inventory and decrease in accounts receivable, which were offset by a decrease in accounts payable due to the timing of receipts and payments.
Net Cash used for Investing Activities
Net cash used for investing activities was $65.3 million in 2019 compared to net cash used for investing activities of $207.7 million in 2018. The fluctuation was primarily the result of the acquisition of Geist for $124.3 million during the prior year.
Net Cash provided by Financing Activities
Net cash used for financing activities was $14.8 million in 2019 compared to $245.1 million of cash provided in 2018. Vertiv repaid a net $99.4 million under the Prior Asset-Based Revolving Credit Facility in 2019, compared to a net borrowing of $245.1 million in 2018. In the second quarter of 2019, Vertiv issued $120.0 million of 2024 Senior Secured Notes.
Year ended December 31, 2018 compared to year ended December 31, 2017
(Dollars in millions)	2018	2017	$ Change	% Change
Net cash used for operating activities	$(221.9)	$(49.6)	$(172.3)	347.4%
Net cash (used for) provided by investing activities	(207.7)	1,058.1	(1,265.8)	(119.6)%
Net cash provided by (used for) financing activities	245.1	(874.1)	1,119.2	(128.0)%
Capital Expenditures	(64.6)	(36.7)	(27.9)	76.0%
Investments in capitalized software	(41.2)	(7.7)	(33.5)	435.1%
Net Cash used for Operating Activities
Net cash used for operating activities was $221.9 million in 2018, a $172.3 million increase compared to 2017 due to reduced cash flows from working capital primarily related to an increase in inventory and an increase in accounts receivable, which were partially offset by higher cash flow impacts from accounts payable due to the timing of payments. Additionally, ASCO Power’s operating cash of $62.8 million was included in 2017 results, but not in 2018 results due to its sale.

Net Cash (used for) provided by Investing Activities
Net cash used for investing activities was $207.7 million in 2018 compared to net cash provided by investing activities of $1,058.1 million in 2017. The decrease is the result of the sale of the critical power business for $1,244.0 million in 2017 offset by acquisitions in both years, including Geist for $124.3 million during the current year and Energy Labs for $149.5 million in the prior year. Capital expenditures were $64.6 million and $36.7 million in 2018 and 2017, respectively, related to property, plant and equipment. Expenditures related to capitalized software were $41.2 million and $7.7 million in 2018 and 2017, respectively. The increase is attributed to I.T. related spending to establish the business as a stand-alone company.
Net Cash provided by (used for) Financing Activities
Net cash provided by financing activities was $245.1 million in 2018 compared to a use of $874.1 million in 2017. During 2018, Vertiv borrowed a net $245.1 million under the Prior Asset-Based Revolving Credit Facility based on timing of certain cash payments and receipts. During 2017, Vertiv Holdings paid dividends to Vertiv Holdings of $1,024 million.
Contractual obligations
Vertiv’s contractual obligations, including estimated payments, as of December 31, 2019 are as follows:
	Amounts Due By Period
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 years	3 - 5 years	More Than 5 Years
Operating leases	$141.8	$43.3	$55.7	$28.6	$14.2
Purchase obligations	90.0	48.2	34.3	7.5	—
The table excludes the liability for unrecognized income tax benefits because we cannot predict with reasonable certainty the timing of cash settlements, if any, with the applicable taxing authorities. At December 31, 2019, the gross liability for unrecognized income tax benefits, including interest and penalties, totaled $40.4 million. If such certain amounts were paid, the Company would pursue a refund from Emerson up to $15.1 million.
Contractual maturities of Vertiv’s debt obligations as of December 31, 2019 are shown below:
	Prior Term Loan Facility	2024 Senior Notes	2022 Senior Notes	Prior Asset- Based Revolving Credit Facility	2024 Senior Secured Notes	Total
2020	$—	$—	$—	$—	$—	$—
2021	—	—	—	145.2	—	145.2
2022	—	—	500.0	—	—	500.0
2023	2,070.0	—	—	—	—	2,070.0
2024	—	750.0	—	—	120.0	870.0
Total	$2,070.0	$750.0	$500.0	$145.2	$120.0	$3,585.2
On the Closing Date and prior to the completion of the refinancing, Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176 million of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Facility and approximately $1.29 billion of the outstanding indebtedness under the Prior Term Loan Facility.
On March 2, 2020, we completed the refinancing by entering into (i) the Amendment, which Amendment extended the maturity of the Prior Asset-Based Revolving Credit Facility to March 2, 2025 and made certain other modifications to the Prior Asset-Based Revolving Credit Facility and (ii) the Term Loan Credit Agreement, providing for a new seven-year $2.2 billion term loan, with the borrowings thereunder used to repay or redeem, as applicable, in full the Prior Term Loan Facility and the Prior Notes. The refinancing transactions reduce our debt service requirements going forward and extend the maturity profile of our indebtedness.

In connection with the consummation of the Business Combination, the Company entered into a Tax Receivable Agreement with the Vertiv Stockholder. The Company has estimated total payments of approximately $191.5 million on an undiscounted basis. There are no payments due under the agreement until 2023. Due to the uncertainty with respect to the timing of future payments, the Tax Receivable Agreement has not been included in the table below.
There have been no material changes outside of the ordinary course of business in our out standing contractual obligations since December 31, 2019 and through June 30, 2020, except for the following changes to our debt obligations:
	Term Loan Facility	Asset-Based Revolving Credit Facility	Short-term borrowings	Total
2020	$11.0	$—	$20.2	$31.2
2021	22.0	—	—	22.0
2022	22.0	—	—	22.0
2023	22.0	—	—	22.0
2024	22.0	—	—	22.0
2025	22.0	269.9	—	291.9
Thereafter	2,073.5	—	—	2,073.5
Total	$2,194.5	$269.9	$20.2	$2,484.6
Off-balance sheet arrangements
Vertiv does not have any off-balance sheet arrangements for any of the periods presented.
Critical accounting policies and estimates
Vertiv’s consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Such estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. Vertiv believes that the accounting policies discussed below are critical to understanding historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Goodwill and other indefinite lived intangible assets
Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Goodwill represents the excess of consideration paid over the net assets acquired and is assigned to the reporting unit that acquires the business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. Vertiv conducts annual impairment tests of goodwill in the fourth quarter or more frequently if events or circumstances indicate a reporting unit’s fair value may be less than its carrying value. If an initial assessment indicates it is more likely than not goodwill may be impaired, it is evaluated by comparing the reporting unit’s estimated fair value to its carrying value. If its carrying value exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the fair value of goodwill. Estimated fair values of the reporting unit are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk- adjusted interest rates and also the market approach.
Indefinite lived intangible assets consist of certain trademarks which are also evaluated annually for impairment or upon the occurrence of a triggering event. Impairment is determined to exist when the fair value is less than the carrying value of the assets being tested.

Revenue recognition
Vertiv recognizes revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. The majority of Vertiv’s sales agreements contain performance obligations satisfied at a point in time when control is transferred to the customer. Sales for service contracts, including installation, inventory with no alternative use and an enforceable right of payment upon customer termination and other discrete services, generally are recognized over time as the services are provided. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. Unbilled revenue is recorded when performance obligations have been satisfied, but there is not present right to payment.
For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements an allocation of sales price to each distinct obligation on a relative stand-alone selling price basis is made. The majority of revenue from arrangements with multiple performance obligations is recognized when tangible products are delivered, with smaller portions for associated installation and commissioning recognized shortly thereafter. Generally, contract duration is short term, and cancellation, termination or refund provisions apply only in the event of contract breach. These provisions have historically not been invoked.
Payment terms vary by the type and location of the customer and the products or services offered. Revenue from sales have not been adjusted for the effects of a financing component as it is expected that the period between when control of the product is transferred and when payment is received will be one year or less. Sales, value add, and other taxes collected concurrent with revenue are excluded from sales. Vertiv records amounts billed to customers for shipping and handling in a sales transaction as revenue. Shipping and handling costs are treated as fulfillment costs and are included in costs of sales.
Vertiv records reductions to sales for prompt payment discounts, customer and distributor incentives including rebates, and returns at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Returns are estimated at the time of the sale primarily based on historical experience and recorded gross on the condensed consolidated balance sheet.
Sales commissions are expensed when the amortization period is less than a year and are generally not capitalized as they are typically earned at the completion of the contract when the customer is invoiced or when the customer pays Vertiv. Vertiv typically offers warranties that are consistent with standard warranties in the jurisdictions where Vertiv sells its goods and services. Vertiv’s warranties are generally assurance type warranties for which Vertiv promises that its goods and services meet contract specifications. In limited circumstances, Vertiv sells warranties that extend the warranty coverage beyond the standard coverage offered on specific products. Sales for these separately-priced warranties are recorded based on their stand-alone selling price and are recognized as revenue over the length of the warranty period.
Income taxes
The provision for income taxes is determined using the asset and liability approach of ASC 740 by jurisdiction on a legal entity by legal entity basis. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.
Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are measured using enacted rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact of a change in income tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The tax carryforwards reflected in Vertiv’s consolidated financial statements have been determined using the separate return method. The tax carryforwards include net operating losses and tax credits.

Vertiv’s extensive operations and the complexity of global tax regulations require assessments of uncertainties in estimating the taxes that will be ultimately paid. Liabilities are recognized for anticipated tax audit uncertainties in the U.S. and other tax jurisdictions based on an estimate of whether, and the extent to which, additional taxes will be due.
APB 23 of ASC 740-30 provides guidance that U.S. companies do not need to recognize tax effects on outside basis differences that are indefinitely reinvested. As of December 31, 2019 and 2018, Vertiv has provided for U.S. federal income taxes, foreign withholding and other taxes on outside basis differences in certain foreign subsidiaries that are not indefinitely reinvested. Certain earnings in certain foreign affiliates are indefinitely reinvested, but determining the impact of such amounts was not practicable.
Quantitative and Qualitative Disclosures About Market Risk
Market risk
The market risk inherent in financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates, commodity prices or interest rates. Vertiv may use derivative financial instruments like foreign currency forward contracts to manage exposure to market risks. Vertiv does not use derivative financial instruments for trading purposes.
Vertiv uses derivative instruments to manage exposure to volatility in interest rates on certain debt instruments. Derivative financial instruments used by the Company are straightforward and non-leveraged. The counterparties to these instruments are financial institutions with strong credit ratings. Vertiv maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. See Note 11 — Financial Instruments and Risk Management of Vertiv Holdings’ condensed consolidated financial statements for additional information about hedges and derivative financial instruments.
On a regular basis, Vertiv monitors third-party depository institutions that hold its cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Vertiv also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.
Foreign exchange rate risk
In the normal course of business, Vertiv is exposed to changes in foreign currency exchange rates due to its worldwide presence and business profile. Foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its subsidiaries.
As part of Vertiv’s risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forward contracts are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments, and the fair value of assets and liabilities. All derivatives are associated with specific underlying exposures and Vertiv does not hold derivatives for trading or speculative purposes. In the aggregate, Vertiv’s portfolio of forward contracts related to such transactions is not material to its financial statements.
Commodity risk
In the normal course of business, Vertiv is exposed to commodity risk based on the products manufactured. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. All derivative instruments are associated with specific underlying exposures and Vertiv does not hold derivatives for trading or speculative purposes. In the aggregate, Vertiv’s portfolio of forward contracts related to such transactions is not material to the financial statements.

EXECUTIVE COMPENSATION
This section describes executive compensation of Vertiv’s directors and named executive officers. None of GSAH’s directors or sole executive officer received any cash compensation for services rendered to GSAH for the fiscal year ended December 31, 2019.
Compensation Discussion and Analysis
Vertiv’s “named executive officers” for the fiscal year ended December 31, 2019 consisted of the following individuals:
•
Robert Johnson, Chief Executive Officer

•
David Fallon, Chief Financial Officer

•
Stephen Liang, President, Asia-Pacific

•
Jason Forcier, Chief Operations Officer and Executive Vice President of Infrastructure & Solutions

•
John Hewitt, President of Americas

2019 Compensation Overview and Objectives
Compensation during 2019 was established primarily with the goals of attracting and retaining talented individuals, as well as motivating executives to achieve the greatest possible returns. Vertiv believes that the fixed aspects of its compensation program — including base salary and benefits — enable it to compensate executives at competitive levels, while annual incentive programs allow Vertiv to pay bonuses based on performance and the achievement of corporate financial goals. Finally, Vertiv’s 2017 Transaction Exit Bonus Plan, as described below, is designed to promote executive retention and directly link the amount of compensation paid to executive officers to value growth.
The compensation reported in this compensation discussion and analysis is not necessarily indicative of how we expect to compensate our named executive officers following the consummation of the Business Combination. In connection with the Business Combination, we adopted the Incentive Plan a copy of which is included as an exhibit to the registration statement of which this prospectus is a part and we expect to further review, evaluate and modify our compensation framework, which may result in future compensation programs that vary significantly from Vertiv’s historical practices.
Determination of Compensation
During 2019, Vertiv’s board of managers (the “Vertiv Board”) was comprised of individuals appointed by our then controlling member, an entity controlled by private investment funds sponsored by affiliates of Platinum Advisors. Certain other subsidiaries of Vertiv also included managers, directors and/or officers that are employees of Platinum Advisors. Platinum Advisors provided certain corporate advisory services to the Vertiv organization during 2019 pursuant to the services agreement that is described in more detail below under “Certain Relationships and Related Party Transactions — Vertiv Related Party Transactions.” These services included providing advice in respect of Vertiv’s compensation plans and policies. In connection with setting the compensation for the named executive officers for 2019, Platinum Advisors provided a broad-based overview of current market compensation practices in the industry to the Vertiv Board and the Chief Executive Officer of the Vertiv organization, Mr. Johnson. This advice was based on Platinum Advisors’ prior experience and the compensation programs in place at other companies controlled by affiliates of Platinum Advisors. The Vertiv Board (with respect to Mr. Johnson’s compensation) and Mr. Johnson (with respect to the compensation of the other named executive officers) used this advice as a point of general comparison and did not receive or follow any specific recommendations from Platinum Advisors in setting 2019 compensation. In this regard, in determining the levels and mix of compensation, the Vertiv Board and Mr. Johnson have not generally relied on formulaic guidelines, but rather performed a comprehensive review of each executive’s skills and capabilities and his potential contribution as a member of the executive team. The factors used to determine each executive’s total compensation opportunity for 2019 included:
•
the executive’s skills and capabilities as they relate to the execution of the executive’s role;

•
the size and scope of the executive’s role, in particular the criticality of the position and the potential for value creation;

•
the level and form of compensation that the Vertiv Board and Mr. Johnson determined to be necessary to attract and retain executive leadership familiar with transforming organizations, principally in Vertiv’s industry and at companies with similar size and scope; and

•
alignment of the executive’s individual financial outcomes with stockholder value creation.

During 2019, the Vertiv Board had no formal, regularly scheduled meetings to set its compensation policy. Instead, the Vertiv Board and Mr. Johnson met as circumstances required from time to time.
The protection of competitive and confidential information and the retention of top talent are of the utmost importance to the Vertiv Board and Mr. Johnson. For this reason, Vertiv’s employment agreements with the named executive officers contain confidentiality, non-compete and non-solicitation provisions. In addition, Messrs. Johnson, Fallon, Forcier and Hewitt, who are each employed in the United States where employment is generally at-will, have provisions in their employment agreements that provide for severance benefits following a qualifying termination of employment, which is intended to alleviate concerns about job security that could affect performance and keep the named executive officers focused on their day to day responsibilities. Estimates of the value of the benefits potentially payable under these agreements, and certain statutory entitlements available to the named executive officers located outside of the United States, that may be triggered upon a termination of employment or a change in control are set out below under the caption “Potential Payments upon Termination or Change in Control.”
Neither the Vertiv Board nor Vertiv has made use of compensation consultants or advisors in determining the compensation of the named executive officers in the past, including with respect to 2019 compensation decisions. However, Vertiv engaged Compensia, a national compensation consulting firm, to review and advise on our compensation practices following the Business Combination. Compensia also advised in base salary adjustments made for Mr. Liang, Mr. Forcier and Mr. Hewitt, as discussed below. Our Board intends to use Compensia’s recommendations as one factor in determining the compensation of the named executive officers following the Business Combination. For 2019, the Vertiv Board and Mr. Johnson generally relied on their collective experience, together with the expertise of Platinum Advisors, as well as the Vertiv Board’s perception of current market conditions and analysis of relevant market data, in setting compensation.
Components of Compensation for 2019
The compensation provided to the named executive officers in 2019 consisted of the same elements generally available to Vertiv’s non-executive employees, including base salary, annual incentives, retirement and other benefits. Additionally, certain of the named executive officers participated in medium-term and long-term incentive programs, and received certain perquisites. Each of these elements is described in more detail below.
Base Salary
Vertiv generally established the initial base salaries of the named executive officers through an arm’s-length negotiation at the time of hire, taking into account the executive’s position, responsibilities, qualifications, experience and location, the market for the position and the base salaries of other executive officers. The Vertiv Board generally viewed an appropriate level of base compensation at approximately the median level of market positions. Thereafter, the Vertiv Board and Mr. Johnson (other than with respect to his own compensation) reviewed the base salaries of the executive officers periodically and make adjustments to base salaries as they determine to be necessary or appropriate. The Vertiv Board and Mr. Johnson acknowledge that base salary is one component of a total compensation package that needs to be balanced appropriately for each named executive officer. The following table shows the base salaries in effect as of January 1, 2019 for the named executive officers.

Executive	Annual Salary as of January 2019
R. Johnson	$950,000
D. Fallon	$575,000
S. Liang	$557,004
J. Forcier	$400,000
J. Hewitt	$450,000
During 2019, the Vertiv Board approved the following salary increases to Messrs. Liang, Forcier and Hewitt. The increases were based on previously budgeted merit increases for Messrs. Liang and Hewitt and a promotion for Mr. Forcier from Executive Vice President Infrastructure & Solutions to the Chief Operations Officer and VP Infrastructure & Solutions.
Executive	Annual Salary as of December 31, 2018	Salary Increase (%)	New Annual Salary	New Salary Effective Date
S. Liang	$557,004	6%	$590,424	April 1, 2019
J. Forcier	$400,000	25%	$500,000	June 1, 2019
J. Hewitt	$450,000	4%	$468,000	June 24, 2019
Annual Incentive Plan Bonus Opportunities
During 2019, Vertiv established the 2019 Annual Incentive Plan (the “AIP”), pursuant to which certain individuals in senior management roles, including the named executive officers, were eligible to receive a cash bonus for 2019 based on the achievement of designated financial performance criteria.
Cash bonuses are payable pursuant to the AIP, and no bonuses pursuant to the AIP were to be paid unless Vertiv achieved the threshold performance level set for 2019. The Vertiv Board and Mr. Johnson each generally viewed the use of annual cash bonuses as an effective means to compensate the named executive officers for achieving annual financial goals. Vertiv believes that this alignment of incentives and returns ensures that top leaders are focused on value creation in line with Vertiv’s financial success. For 2019, the target bonus opportunities under the AIP for Messrs. Johnson, Forcier, Fallon and Hewitt were equal to a specified percentage of each named executive officer’s base salary, established pursuant to their employment agreements with Vertiv, as set forth below. Mr. Liang’s target bonus opportunity was equal to the dollar amount specified below (see also the information under the heading “Senior Executive Medium-Term Incentive and Retention Agreement — Mr. Liang”).
Named Executive Officer	2019 Target Bonus Opportunity (as % of Base Salary)	2019 Annual Target Bonus Opportunity ($)
R. Johnson	100%	$950,000
D. Fallon	100%	$575,000
S. Liang	N/A	$231,000
J. Forcier (Effective January 1, 2019)	60%	$240,000
J. Forcier (Effective June 1, 2019)	80%	$400,000
J. Hewitt	65%	$292,500
Each participant was eligible to earn 30% of his target AIP bonus upon threshold performance, 100% of his target AIP bonus upon target performance and 150% of his target AIP bonus upon maximum performance. The target AIP bonus levels were set to reflect the executive’s relative responsibility for the Company’s performance and to appropriately allocate the total cash opportunity between base salary and incentive-based compensation.
For 2019, it was determined that a combination of certain performance measures, consisting of total company-wide EBITDAR, controllable cash, SG&A and sales growth. We define these non-GAAP measures below.

•
“EBITDAR” is defined as earnings (loss) from continuing operations before interest expense, income tax expense (benefit), and depreciation and amortization (“EBITDA”), adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations and further adjusted for constant currency.

•
“Controllable cash” is calculated as the reduction in past due accounts receivable aged 30 days or greater, measured from December 31, 2018 to December 31, 2019, adjusted for constant currency, plus reduction in GAAP Inventory, net, measured from December 31, 2018 to December 31, 2019, adjusted for constant currency, minus additions to property, plant, equipment, land and construction in process plus additions to capitalized software net of disposals, adjusted for constant currency, minus adjustments to EBITDA used to calculate adjusted EBITDA, adjusted for constant currency.

•
“SG&A” represents GAAP Selling, General and Administrative expenses, adjusted for constant currency.

•
“Sales growth” represents year over year change in GAAP Net Sales, adjusted for constant currency.

These factors were chosen as the appropriate performance measures to motivate Vertiv’s key executives, including the named executive officers, to both maximize earnings and increase utilization of working capital. The 2019 AIP for Messrs. Johnson, Fallon, Liang, Forcier and Hewitt was structured as shown in the table below.
	2019 Annual Incentive Plan Weightings
Executive	Company-wide EBITDAR	Company-wide Controllable Cash	Company-wide SG&A	Company-wide Sales Growth
R. Johnson	50%	20%	20%	10%
D. Fallon	50%	20%	20%	10%
S. Liang	50%	20%	20%	10%
J. Forcier	50%	20%	20%	10%
J. Hewitt	50%	20%	20%	10%
The following table shows threshold, target, maximum and actual levels of achievement for the metrics for all executives:
Metric	Weighting	Performance	Company-wide Targets
Sales Growth	10%	Entry	4,299.0
		Target	4,389.0
		Max	4,479.0
EBITDAR	50%	Entry	520.0
		Target	560.1
		Max	582.0
Controllable Cash	20%	Entry	(110.8)
		Target	(95.8)
		Max	(80.9)
SG&A	20%	Entry	(1,039.0)
		Target	(1,029.4)
		Max	(1,014.0)
In August of 2019, due to company performance through August 2019, management recommended to the Vertiv Board that Vertiv make a prepayment to employees equivalent to 30% of the target payout. Mr. Liang received a payment from the 2018 AIP, and therefore was not included in the early payment. The Vertiv Board approved the payment, and as such, Mr. Johnson, Mr. Fallon, Mr. Forcier and Mr. Hewitt received the following payment:

Executive	30% of Target Payment, Paid in August 2019
R. Johnson	$285,000
D. Fallon	$172,500
J. Forcier	$110,071
J. Hewitt	$89,587
Based on Vertiv’s performance relative to the above targets, NEOs were eligible to receive a payment for the 2019 AIP based on a weighted average payout equal to 115% of their AIP target. The table below sets forth the total 2019 AIP payment for each NEO, which includes the 30% prepayment described above.
Executive	2019 AIP Payout
R. Johnson	$1,092,500
D. Fallon	$661,250
S. Liang	$281,780
J. Forcier	$383,123
J. Hewitt	$343,102
2019 Transformation Bonus Opportunities
Vertiv’s 2019 Transformation Bonus Plan (the “T-Bonus Plan”) was a short-term cash bonus program developed to incentivize key leadership, including each of the named executive officers, to focus efforts on transformational programs aimed at improving the operational and financial performance of Vertiv as it worked towards becoming a publicly traded company. The T-Bonus Plan measured company performance against predetermined financial metrics in a given year and provided a pool of payouts based on those achievements. Once the pool was funded, the actual payout the named executive officer received was determined by the level of completion of their Objectives & Key Results (“OKRs”), as determined by the CEO. Bonuses earned pursuant to the T-Bonus Plan were paid in one payment in the first quarter following the year for which the financial performance is measured, subject to the participant’s continued employment through the payment date and their OKR performance.
A baseline threshold for company achievement ensured that a minimum level of success is achieved before the T-Bonus Plan is funded. Each executive’s T-Bonus target was equivalent to 100% of their base salary. The T-Bonus Plan is funded at 30% upon achievement of threshold performance and at 100% upon achievement of target performance, with straight-line interpolation between such metrics. The target T-Bonus Plan bonus levels were set to reflect the relative responsibility for the company’s performance and to appropriately allocate the total cash opportunity between base salary and incentive-based compensation pursuant to the T-Bonus Plan and the AIP.
The transformation metrics used to measure performance in 2019 for purposes of the T-Bonus Plan were EBITDAR, Controllable Cash and SG&A. These factors were chosen as the appropriate performance measures to motivate key executives, including the named executive officers, to maximize earnings.
Metric	Weighting	Performance	Company- wide Targets
EBITDAR	33.34%	Entry	520.0
		Target	560.1
		Max	582.0
Controllable Cash	33.33%	Entry	(110.8)
		Target	(95.8)
		Max	(80.9)
SG&A	33.33%	Entry	(1,039.0)
		Target	(1,029.4)
		Max	(1,014.0)

Based on Vertiv’s performance relative to the above targets, the following NEOs were eligible to receive a payment for the 2019 T-Bonus Plan based on a weighted average payout equal to 128% of their T-Bonus target. The table below sets forth the 2019 T-Bonus payment for each eligible NEO.
Executive	2019 T-Bonus Payout
R. Johnson	$1,216,000
D. Fallon	$736,000
J. Forcier	$586,696
J. Hewitt	$587,520
Senior Executive Medium-Term Incentive and Retention Agreement — Mr. Liang
Vertiv is a party to a 2017 Senior Executive Medium-Term Incentive and Retention Agreement, as adopted effective January 1, 2017, with Mr. Liang (the “Liang Incentive Agreement”), pursuant to which Mr. Liang is eligible to receive a cash incentive award based 50% on the achievement of company-wide EBITDAR targets for the period commencing on January 1, 2018 and ending on December 31, 2018, or the “First Performance Period,” and for the period commencing on January 1, 2019 and ending on December 31, 2019, or the “Second Performance Period,” and 50% on the achievement of APAC EBITDAR targets for each of the First Performance Period and the Second Performance Period. Mr. Liang’s target incentive opportunity for the First Performance Period and Second Performance Period was set at $1.6 million and $800,000, respectively. If achievement of the applicable performance measure during a performance period is in between threshold and target or in between target and maximum levels, the amount earned for the performance period will be determined using straight-line interpolation. Mr. Liang’s incentive award is payable as soon as practicable following December 31, 2019, but in no event later than March 15, 2020, subject to his continued employment through December 31, 2019.
The following table shows the performance and achievement for the first performance period of Mr. Liang’s incentive program, which performance period ended December 31, 2018:
Metric	Weighting	Threshold Performance	Target Performance	Maximum Performance	Actual Performance	Payout (%)
Company EBITDAR	50%	$548.6 million	$609.6 million	$629.2 million	$502.4 million	0%
APAC EBITDAR	50%	$140.1 million	$155.0 million	$165.0 million	$174.1 million	150%
Payout as a Percent of Target						75%
Based on the above results, Mr. Liang earned $1.2 million with respect to the First Performance Period, which ended December 31, 2018.
The following table shows the performance targets for the second performance period of Mr. Liang’s incentive program, which ended December 31, 2019.
Metric	Weighting	Threshold Performance	Target Performance	Maximum Performance
Company EBITDAR	50%	$700.0 million	$753.8 million	$775.0 million
APAC EBITDAR	50%	$155.0 million	$175.0 million	$185.0 million
Based on Vertiv’s performance relative to the above metrics, Mr. Liang earned an incentive payment based on a weighted average payout equal to 48.3% of his target, or $386,000 with respect to the Second Performance Period.
While the total amount of the bonus payment with respect to the First Performance Period and the Second Performance Period is $1,586,000, pursuant to agreed upon terms between Mr. Liang and Vertiv, the bonus was subject to reduction by the amount of his Cancellation Payment, which is $741,250, as described below in the “2019 Summary Compensation Table” section.

In addition, the Liang Incentive Agreement provides that Mr. Liang’s incentive award will be subject to a clawback provision, pursuant to which the company’s compensation committee may, in its discretion, require the executive to repay the incentive award payment if Mr. Liang breaches the restrictive covenants under his employment agreement or any other agreement with Vertiv.
Long Term Incentive Bonus
In March 2017, Vertiv adopted the Vertiv Holding Corporation 2017 Transaction Exit Bonus Plan (the “Transaction Exit Bonus Plan”). The purpose of the Transaction Exit Bonus Plan was to provide incentive compensation to key employees, including the named executive officers, by granting cash-settled performance units. The amount that could have been paid to each participant in the plan with respect to the performance units was related to the appreciation following Platinum Equity’s investment in the value of Vertiv as a whole. The performance units matured over a period specified in the applicable award agreement, typically over five years, in each case subject to continued employment through such date and the achievement of enumerated revenue and EBITDA targets. The Transaction Exit Bonus Plan may be altered, amended or terminated by Vertiv at any time. All performance units will terminate upon termination of the Transaction Exit Bonus Plan or expiration on March 31, 2022. Participants in the Transaction Exit Bonus Plan may be entitled to receive compensation for their vested units upon the occurrence of each “qualifying event” that occurs during the participant’s employment with Vertiv or during a short period following the participant’s death.
There are two types of “qualifying events” defined in the Transaction Exit Bonus Plan: (1) a “qualifying sale event” in which there is a sale of some or all of the stock of Vertiv then held by Platinum Equity, but excluding a sale of common stock by Vertiv, and (2) a “qualifying distribution” in which Vertiv pays a cash dividend to Platinum Equity. Upon the occurrence of a “qualifying event,” participants with matured units may receive a cash amount equal to the difference between: (i) the value of the performance units on the date of the “qualifying event” (determined as described below), and (ii) $7.76 (the current Per Unit Reduction Value of each performance unit, which may be adjusted from time to time as described below).
The actual value of a performance unit in connection with a “qualifying sale event” is derived by dividing the net purchase price by 100 million and the actual value of a performance unit in connection with a “qualifying distribution event” is derived by dividing the amount of such dividend or distribution to Platinum Equity, net of any and all withholdings, by 100 million. If the Per Unit Reduction Value at the time of a qualifying event is greater than the value of the performance units on the date of any qualifying event, the holders of the matured performance units will not receive any proceeds, and instead the Per Unit Reduction Value will automatically be reduced by the actual value per performance unit. The new Per Unit Reduction Value will then be used to determine the amount payable to a participation unit holder in connection with any subsequent qualifying event. It was expected that any payouts under the Transaction Exit Bonus Plan would be settled in cash.
For the named executive officers, other than Mr. Johnson, upon a termination of employment, with or without cause, units are forfeited, except in the case of death, as described in the Transaction Exit Bonus Plan. If Mr. Johnson’s employment is terminated without cause, he retains his then-matured performance units, ten percent of which will be forfeited each year following the date of such termination of employment. As of December 31, 2019, Messrs. Johnson, Fallon, Forcier, Hewitt and Liang each held the following performance units.
Name	Grant Date	Vesting Commencement Date	Number of Units	Current Per Unit Reduction Value
Robert Johnson	March 27, 2017	January 1, 2017	800,000	$7.76
David Fallon	October 30, 2017	July 31, 2017	175,000	$7.76
Jason Forcier	December 7, 2017	October 2, 2017	150,000	$7.76
John Hewitt	December 7, 2017	October 2, 2017	100,000	$7.76
Stephen Liang	June 15, 2017	January 1, 2017	100,000	$7.76
	October 30, 2017	January 1, 2017	25,000	$7.76

Subject to continuous employment through the applicable maturity date, the performance units granted to the named executive officers in 2017 mature in five substantially equal installments on each of the first five anniversaries following the applicable vesting commencement date, provided that each of the award agreements with the named executive officers provide that, upon a qualifying event that involves all or substantially all of the common stock or assets of Vertiv, all of the performance units granted to such named executive officer will fully mature as of the date of such qualifying event. The number of performance units that will actually vest on each maturity date is dependent on Vertiv’s achievement of the revenue and EBITDAR targets set forth below (as may be adjusted from time to time by the Board to reflect the impact of extraordinary events) as of the applicable maturity date, with 50% vesting based on achievement of the revenue target for the immediately preceding fiscal year and 50% vesting based on the achievement of the EBITDAR target for the immediately preceding fiscal year. In the event one or more targets are not met with respect to a given calendar year, or the “base year,” but both targets are met with respect to the calendar year following such base year, or the “catch-up year”, the previously unmatured performance units from the base year will mature as of the January 1st immediately following the catch up year.
Maturity Date	Prior Year’s Revenue Target ($)	Prior Year’s EBITDAR Target(1) ($)
First Anniversary of Vesting Commencement Date	4,356,918,000	594,683,000
Second Anniversary of Vesting Commencement Date	4,435,782,000	697,592,000
Third Anniversary of Vesting Commencement Date	4,518,723,000	753,837,000
Fourth Anniversary of Vesting Commencement Date	4,624,542,000	814,374,000
Fifth Anniversary of Vesting Commencement Date	4,745,700,000	834,222,000

(1)
EBITDAR is a non-GAAP measure that is defined as EBITDA adjusted to exclude certain unusual or non-recurring items, certain non-cash items, foreign currency effects from intercompany loans and other items that are not indicative of ongoing operations.

In connection with the consummation of the Business Combination, Vertiv entered into acknowledgement and release agreements pursuant to which each named executive officer agreed that the Business Combination did not constitute a “qualifying event” under the Transaction Exit Bonus Plan and, subject to the named executive officer’s continued employment through the consummation of the Business Combination and agreement to a release of claims in favor of Vertiv and its successors and affiliates, including any rights under the Transaction Exit Bonus Plan, the named executive officer was entitled to receive a cash bonus (the “Cancellation Payment”), payable within thirty days following the Business Consummation, in the amounts set forth below.
Name	Cancellation Payment ($)
Robert Johnson	4,104,000
David Fallon	1,047,750
Jason Forcier	769,500
John Hewitt	713,000
Stephen Liang	741,250
Each named executive officer elected to reinvest a portion of the Cancellation Payments in shares of the Company pursuant to the subscription agreements described in “Certain Relationships and Related Party Transactions — GSAH’s Related Party Transactions — Subscription Agreements.”
2020 Fiscal Year Compensation Changes
On December 8, 2019, the Board of Directors of GSAH approved the compensation arrangements for Vertiv’s named executive officers, effective as of the closing of the Business Combination, as described below.

The Board of Directors of GSAH also approved stock ownership guidelines for Company officers and non-employee directors, as described below under “Director Compensation.”
Executive Offer Letters
On or following the closing of the Business Combination, Vertiv shall enter into new offer letters with each executive officers, which provides for annual base salary, annual bonus opportunities and initial equity awards as set forth below. The executive offer letters, once executed, will supersede and replace each named executive officer’s current employment and other letter agreements.
Name	Base Salary ($)	Annual Bonus Opportunity ($)	Restricted Stock Units ($)(1)	Stock Options ($)(2)	Total ($)
Robert Johnson	950,000	950,000	8,000,000	1,400,000	11,300,000
David Fallon	575,000	575,000	1,750,000	860,000	3,760,000
Jason Forcier	500,000	400,000	1,400,000	750,000	3,050,000
John Hewitt	468,000	304,000	1,400,000	1,000,000	3,172,000
Stephen Liang	588,000	247,000	1,400,000	600,000	2,835,000

(1)
Each RSU vests in cumulative installments of 25% on the first, second, third and fourth anniversaries of the date of grant; provided, that they vest in full upon termination of employment due to death or disability and provide for continued vesting upon retirement. In addition, upon a termination without cause, any unvested RSUs scheduled to vest during the six month period following termination, shall vest on the applicable scheduled vesting dates. It is expected that the RSUs will be granted upon the effective date of the Form S-8 to be filed on or about 60 days following the closing of the Business Combination.

(2)
Each option was granted on February 7, 2020 and vests in four equal annual cumulative installments of 25% on each anniversary of the date of grant; provided, that they vest in full upon termination of employment due to death or disability and provide for continued vesting upon retirement. In addition, upon a termination without cause, any unvested options scheduled to vest during the six month period following termination, shall vest on the applicable scheduled vesting dates. The number of shares subject to the option were determined by dividing the aggregate dollar amount set forth opposite each executive officer’s name in the table above by a Black-Scholes value of $4.14. As a result, the number of shares subject to the options granted to Messrs. Johnson, Fallon, Forcier, Hewitt and Liang was 338,164 shares, 207,729 shares, 181,159 shares, 241,545 shares and 144,927 shares, respectively.

In addition, each named executive officer is eligible for severance pursuant to the terms of the Employment Policy and the change in control severance and other benefits pursuant to the CIC Plan (as defined below), each as described below.
Employment Policy
If a named executive officer’s employment with the Company is terminated without cause or by the executive for good reason (each as defined in the Employment Policy), then in addition to accrued obligations through the termination date, provided that the named executive officer executes and does not revoke a release, each named executive officer shall be eligible for the following severance benefits: (i) a cash payment equal to one times the sum of the executive’s annual rate of base salary immediately prior to the termination of employment and target annual bonus, to be paid in installments over twelve months in accordance with the Company’s normal payroll policies; (ii) any earned and unpaid annual bonus for the fiscal year preceding the fiscal year in which the termination occurs; and (iii) reimbursement of COBRA continuation coverage costs for twelve months.
In addition, each named executive officer is subject to standard restrictive covenants, including non-competition and non-solicitation covenants for twelve months.
To the extent that the payment and benefits to be provided under the executive employment policy or other Company plan or agreement would be subject to the excise tax imposed under Section 4999 of the

Internal Revenue Code on excess parachute payments within the meaning of Section 280G of the Internal Revenue Code, the payments will be reduced to the extent necessary so that no portion will be subject to the excise tax if, with such reduction, the net after-tax benefit received by the executive exceeds the net after-tax benefit that would be received by the executive if no such reduction was made.
Change of Control Plan
The Executive Change of Control Plan (the “CIC Plan”) provides severance benefits to certain senior employees of the Company, including the named executive officers, upon certain terminations of employment from the Company in connection with a change of control of the Company (as defined in the CIC Plan). In the event of a change of control of our Company, the executive must also either (i) be involuntarily terminated other than for cause (as defined in the CIC Plan), or (ii) initiate the termination of his or her own employment for good reason (as defined in the CIC Plan). Additionally, either qualifying termination event must occur during the period that is ninety (90) days immediately prior to the change of control and twenty-four months following such change of control (the “Change of Control Period”).
If such termination occurs during the Change of Control Period, the executive would be entitled to (i) lump-sum cash payments equal to then current base salary plus annual target bonus multiplied by a specified multiplier based on the executive’s position and level (and as set forth in the table below); (ii) a lump-sum cash payment equal to the executive’s annual target bonus during the fiscal year of termination, prorated based on the number of days worked by the executive during such fiscal year; and (iii) a lump-sum cash payment equal to the executive’s actual bonus accrued in the fiscal year prior to the year of termination, but not yet paid. The executive would also be entitled to (i) full vesting on an accelerated basis of any of the executive’s unvested long-term incentive awards, and (ii) COBRA continuation coverage for a designated period based on the executive’s position and level (and as set forth in the table below). The CIC Plan does not provide executives with an excise tax gross-up.
Severance benefits provided under the CIC Plan are conditioned on the executive executing a full release of claims and certain confidentiality, non-competition and non-solicitation covenants in favor of the Company. The right to continued severance benefits under the plan ceases in the event of a violation of such covenants, and the non-competition and non-solicitation covenants govern for a period of at least twelve months, or longer depending on the executive’s position and level, following any termination of executive’s employment. In addition, we would seek to recover severance benefits already paid to any executive who violates such restrictive covenants.
Applicable Severance Factor	• 3x for Mr. Johnson • 2x for Messrs. Fallon, Forcier, Hewitt and Liang
COBRA Continuation Period	Reimbursement of COBRA continuation coverage costs for 18 months
Duration of Restrictive Covenants	18 months
Retirement Benefits
Vertiv’s tax-qualified employee savings and retirement plan (the “401(k) Plan”) covers certain full- and part-time employees in the United States, including Messrs. Johnson, Fallon, Forcier and Hewitt. Under the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The Vertiv Board believes that the 401(k) Plan provides an important and highly valued means for employees to save for retirement. In January and February 2019, Vertiv matched two-thirds of the first 6% of the named executive officers’ eligible base salary, and beginning in March 2019, Vertiv matched 50% of the first 6% of the named executive officers’ eligible base salary. In addition, based on Vertiv’s U.S. profits, eligible employees in the U.S. may receive a discretionary, annual profit-sharing contribution to their 401(k) Plan accounts. No profit sharing contribution was made in 2019. Messrs. Johnson, Fallon, Forcier and Hewitt each participated in the 401(k) Plan on the same terms as Vertiv’s other employees in 2019.
Mr. Liang received pension contributions under a local retirement plan. Mr. Liang participates in Vertiv’s Hong Kong defined contribution Occupational Retirement Scheme Ordinance (the “ORSO”), which is a retirement program available to Vertiv’s Hong Kong employees generally, including Mr. Liang.

Under the ORSO, a participant contributes 5% of his or her base salary and Vertiv contributes an amount equal to 10% of the participant’s base salary to the ORSO. In accordance with regulation and local practice, individuals with service in Vertiv of more than 10 years, such as Mr. Liang, may withdraw all contribution amounts attributable to both employee and employer contributions upon a termination of employment for any reason.
Other Benefits and Perquisites
All of the named executive officers in the United States were eligible for coverage under Vertiv’s health insurance programs, including medical, dental and vision, a health savings account and flexible spending accounts. Additionally, the named executive officers were eligible for life insurance, short- and long-term disability benefits and paid time off.
Vertiv has provided certain of the named executive officers perquisites as a means of providing additional compensation through the availability of benefits that are convenient for the executives to use when faced with the demands of their positions. The Vertiv Board considers whether, and to what extent, it may be appropriate for the named executive officers to receive such perquisites based on the individual demands of their respective positions.
In addition, Vertiv provides Mr. Liang (i) reimbursement of country club membership fees, (ii) a cash housing allowance, (iii) statutory Hong Kong social insurance payments, and (iv) reimbursement for fees paid in connection with the filing of his U.S. and Hong Kong tax returns which have not yet been determined as of the date of this filing.
Employment Agreements
Vertiv is party to employment agreements with each of the named executive officers that govern their employment with Vertiv. The terms of the employment agreements are described in more detail in the “Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table” section below. The Vertiv Board believes that employment agreements with the named executive officers are valuable tools to both enhance Vertiv’s efforts to retain these executives and to protect Vertiv’s competitive and confidential information. The estimates of the value of the benefits potentially payable under these agreements upon a termination of employment or change in control are set out below under the caption “Potential Payments upon Termination or Change in Control.”
2019 Summary Compensation Table
The following table shows compensation of the named executive officers for fiscal years 2019 and 2018.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(1)	Change In Pension And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Robert Johnson	2019	950,000	—	2,308,500	—	37,144	3,295,644
Chief Executive Officer	2018	901,923	450,000	192,000	—	20,580	1,564,503
David Fallon	2019	575,000	—	1,397,250	—	40,307	2,012,557
Chief Financial Officer	2018	502,885	128,250	48,000	—	18,752	697,887
Stephen Liang(3)	2019	590,424	—	1,126,530	—	275,268	1,992,222
President, Asia-Pacific	2018	557,004	—	149,688	—	622,970	1,329,662
Jason Forcier	2019	455,769	—	969,819	—	11,003	1,436,591
Chief Operations Officer and Executive Vice President of Infrastructure and Solutions	2018	400,000	150,000	48,000	—	9,023	607,023
John Hewitt	2019	459,000	—	930,623	—	21,909	1,411,532
President of Americas	2018	450,000	90,000	48,000	—	145,772	733,772

(1)
The amounts reported in this column with respect to 2019 represent the bonuses paid to (i) each named executive officer related to the 2019 AIP, (ii) each named executive officer related to the 2019 Transformation Bonus Plan, and (iii) Mr. Liang, pursuant to the Liang Incentive Agreement, which has been reduced by the amount of his Cancellation Payment of $741,250, as described below in the “Business Combination-Related Compensation” section.
(2)
The amounts shown in this column include the cost of the following perquisites and other benefits received by the named executive officers:

(a)
Robert Johnson.   The amounts represent matching contributions to tax-qualified retirement plan during 2019 equal to $11,200, plus expenses related to housing in Columbus, Ohio while he was in town for business equal to $25,944.

(b)
David Fallon.   The amounts represent matching contributions to tax-qualified retirement plan during 2019 equal to $11,200, country club dues equal to $10,452, and plus expenses related to commuting between Tennessee and Ohio equal to $18,654.

(c)
Stephen Liang.   The amounts represent (i) payment of $4,135 in respect of country club membership fees, (ii) a cash housing allowance of $197,834 (paid in HKD), (iii) statutory Hong Kong social insurance payments totaling $12,953, (iv) a tax service fee not yet incurred for 2019 taxes to be paid in connection with the filing of his U.S. and Hong Kong tax returns, and (v) the employer portion of the contribution to his ORSO pension account equal to $60,346.

(d)
Jason Forcier.   This amount represents matching contributions to the tax-qualified retirement plan during 2019 equal to $11,003.

(e)
John Hewitt.   The amounts represent matching contributions to tax-qualified retirement plan during 2019 equal to $10,770, and annual country club dues of $11,138.

(3)
Mr. Liang’s cash compensation was generally denominated in United States dollars, other than all of the compensation reflected in the “All Other Compensation” column, which was denominated in the Hong Kong dollar and was converted to U.S. dollars using the December 31, 2019 year-to-date 2019 average exchange rate of 0.1276 U.S. dollars per Hong Kong dollar.

Grants of Plan-Based Awards
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
	Plan	Grant Date	Threshold ($)	Target($)	Maximum ($)
Robert Johnson	Annual Incentive Plan	1/1/2019(1)	285,000	950,000	1,425,000
	Transformation Bonus Plan	1/1/2019(2)	285,000	950,000	1,425,000
David Fallon	Annual Incentive Plan	1/1/2019(1)	172,500	575,000	862,500
	Transformation Bonus Plan	1/1/2019(2)	172,500	575,000	862,500
Jason Forcier	Annual Incentive Plan	1/1/2019(1)	99,945	333,150	499,725
	Transformation Bonus Plan	1/1/2019(2)	136,731	455,769	683,654
John Hewitt	Annual Incentive Plan	1/1/2019(1)	91,260	304,200	456,300
	Transformation Bonus Plan	1/1/2019(2)	137,700	459,000	688,500
Stephen Liang	Annual Incentive Plan	1/1/2019(1)	69,300	231,000	346,500
	2017 Senior Executive Medium-Term Incentive and Retention Agreement	1/1/2019(3)	240,000	800,000	1,200,000

(1)
Represents the threshold, target and maximum value of annual incentive awards that could have been earned by the named executive officers under the Annual Incentive Plan for the year ended December 31, 2019. For a discussion of the terms of the AIP and the amounts earned thereunder by the named executive officers for 2019, see “Compensation Discussion and Analysis — Components of Compensation for 2019 — Annual Incentive Plan Bonus Opportunities” above.

(2)
Represents the threshold and maximum value of annual incentive awards that could have been earned by the named executive officers (other than Mr. Liang) under the T-Bonus Plan for the year ended

December 31, 2019. For a discussion of the terms of the T-Bonus Plan, see “Compensation Discussion and Analysis — Components of Compensation for 2019 — Transformation Bonus Opportunities” above.
(3)
Represents the threshold, target and maximum value of incentive awards that could be earned by Mr. Liang under the Liang Incentive Agreement. For a discussion of the terms of the Liang Incentive Agreement, see “Compensation Discussion and Analysis — Components of Compensation for 2019 — Senior Executive Medium-Term Incentive and Retention Agreement” above.

Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements with Named Executive Officers in Effect for FY2019
Robert Johnson.   During 2019, Vertiv was party to an employment agreement with Mr. Johnson, which sets forth his annual base salary, and an annual cash bonus opportunity equal to 100% of his base salary for target-level achievement of annual performance criteria, established by the Vertiv Board pursuant to the AIP, up to a maximum of 150% of his base salary for above-target performance. Mr. Johnson’s employment agreement also provided that his annual bonus would be equal to no less than 50% of his base salary for 2019. In addition, Mr. Johnson is eligible for four (4) weeks of vacation annually as well as company-provided living accommodations within 25 miles of Vertiv’s customer and technology headquarters. Mr. Johnson’s employment agreement also subjects him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.
If Mr. Johnson’s employment was terminated by us without cause or by him for good reason (each, as defined in the employment agreement) in 2019, subject to his execution and non-revocation of a general release of claims, he would have been entitled to (i) continued receipt of his base salary, payable in installments generally in accordance with normal payroll practices, for a 12 month period following such termination and (ii) an amount equal to the greater of (x) his target annual bonus for the year of termination and (y) the annual bonus paid to him for the year immediately preceding the year of termination, in each case payable in the first regularly scheduled payroll period following the 12 month anniversary of the termination date. In addition, if Mr. Johnson’s employment was terminated due to his death or disability, subject to his (or his estate’s) execution and non-revocation of a general release of claims in favor of us and Vertiv’s affiliates with respect to any such termination due to a disability, he would have been entitled to an amount equal to 50% of his target annual bonus for the year such termination occurs.
David Fallon.   During 2019, Mr. Fallon’s employment was governed by a letter agreement, dated June 12, 2017, with Mr. Fallon, which set forth his annual base salary, and an annual bonus opportunity equal to 65% of his base salary for target-level achievement of performance criteria established under the AIP. If Mr. Fallon’s employment was terminated by us without cause, subject to his execution and non-revocation of a general release of claims, he would have been entitled to (i) continued payment of his base salary for nine months following such termination, and (ii) a lump sum payment equal to three months’ salary. Mr. Fallon has also executed an agreement subjecting him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.
Jason Forcier.   During 2019, Mr. Forcier’s employment was governed by a letter agreement, dated June 17, 2019, which set forth his annual base salary, and an annual bonus opportunity equal to 80% of his base salary for target-level achievement of performance criteria established under the AIP. Under such agreement, if Mr. Forcier’s employment was terminated by us in 2019, subject to his execution and non-revocation of a general release of claims, he would have been entitled to (i) continued payment of his base salary for fifty-two weeks following such termination, and (ii) a lump sum payment equal to 100% of his AIP target bonus. Mr. Forcier has also executed an agreement subjecting him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.
John Hewitt.   During 2019, Mr. Hewitt’s employment was governed by a letter agreement, dated August 16, 2017, which sets forth his annual base salary, and an annual bonus opportunity equal to 65% of his base salary for target-level achievement of performance criteria established under the AIP. Mr. Hewitt has also executed an agreement subjecting him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.

Stephen Liang.   During 2019, Mr. Liang’s employment was governed by a letter agreement, dated November 22, 2018, with Vertiv (Hong Kong) Holdings Limited, which sets forth his annual base salary, and an annual bonus opportunity currently equal to $231,000 for target-level achievement of performance criteria established under the AIP. Pursuant to Mr. Liang’s letter agreement, he was entitled to receive $129,000 HK ($197,834 USD) per month as part of a cash housing program that expired on September 30, 2019. Mr. Liang’s letter agreement also provided for the following in 2019: club membership fees; a payment to cover a round-trip business class air ticket from Hong Kong to Boston, Massachusetts for himself and his direct dependents; company-paid medical and dental insurance for himself and his dependents; and life and personal accident insurance. Additionally, Mr. Liang is entitled to 21 working days annual leave. Mr. Liang’s agreement also provides for his participation in ORSO, the Hong Kong statutory pension plan, pursuant to which Vertiv makes monthly contributions equal to 10% of his monthly base salary. If Mr. Liang’s employment was terminated in 2019 other than by Vertiv for cause, he would have been entitled to six months’ notice or payment in lieu of notice. Mr. Liang’s letter agreement subjects him to a confidentiality provision and one-year post-termination non-competition and non-solicitation covenants.
Bonuses
During 2019, Vertiv maintained the Vertiv Annual Incentive Plan and the Transformation Bonus Plan, in each case, pursuant to which cash incentive awards may be made to the named executive officers. Vertiv has also paid certain discretionary bonuses to the named executive officers. For a summary of the Annual Incentive Plan, the Transformation Bonus Plan and the discretionary bonuses paid with respect to 2019, see “Compensation Discussion and Analysis — Components of Compensation for 2019” above.
Retirement Plans and Other Perquisites
Vertiv maintains certain retirement benefit plans and provide the named executive officers with certain benefits and perquisites. For a summary of such plans and benefits, see “Compensation Discussion and Analysis — Components of Compensation for 2019 — Retirement Benefits” and “Compensation Discussion and Analysis — Components of Compensation for 2019 — Perquisites and Other Benefits” above.
Potential Payments Upon Termination or Change in Control
Each of the named executive officers has entered into agreements, the material terms of which have been summarized above under the caption “Narrative relating to summary compensation table and grants of plan-based awards table.” Upon certain terminations of employment, the named executive officers (employed as of December 31, 2019) are entitled to payments of compensation and certain benefits. The table below reflects the amount of compensation and benefits payable to each named executive officer who was employed as of December 31, 2019 in the event of a (i) termination without cause, (ii) termination for good reason, or (iii) termination by reason of the executive’s death or disability. Performance units granted pursuant to the Transaction Exit Bonus Plan had no value as of December 31, 2019 and therefore are not included in the table below. For a summary of the Transaction Exit Bonus Plan, see “Compensation discussion and analysis — Components of Compensation for 2019 — Long Term Incentive Bonus” above. The amounts shown assume that the applicable triggering event occurred on December 31, 2019 and, therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Reason for termination	Cash payment ($)
Robert Johnson	Without Cause	1,900,000(1)
	Good Reason	1,900,000(1)
	Death or Disability	950,000(2)
David Fallon	Without Cause	575,000(3)
	Good Reason	—
	Death or Disability(3)	—
Jason Forcier	Without Cause	900,000(4)
	Good Reason	—
	Death or Disability	—
John Hewitt	Without Cause	468,000(3)
	Good Reason	—
	Death or Disability	—
Stephen Liang	Without Cause	335,212(5)
	Good Reason	335,212(5)
	Death or Disability	335,212(5)

(1)
Consists of (i) continued payment of Mr. Johnson’s base salary, currently $950,000 annually, payable in installments generally in accordance with normal payroll practices, for a 12 month period following such termination and (ii) an amount equal to the greater of (x) his target annual bonus for the year of termination, which was $950,000, and (y) the annual bonus paid to him for the year immediately preceding the year of termination, which was $450,000, in each case payable in the first regularly scheduled payroll period following the 12 month anniversary of the termination date.

(2)
Consists of Mr. Johnson’s target annual bonus for the year of termination.

(3)
Consists of (i) continued payment of base salary for nine months following such termination, and (ii) a lump sum payment equal to three months’ salary.

(4)
Consists of continued payment of (i) base salary for twelve months following such termination, and (ii) a lump sum payment equal to a target AIP payment.

(5)
Consists of (i) six months’ notice or payment in lieu of notice and (ii) payment of expenses for repatriation to the United States in accordance with company policy, estimated to be approximately $40,000.

Director Compensation
Director Compensation Policy
For 2019, the Vertiv Board was comprised of Bryan Kelln, Jacob Kotzubei and Edward L. Monser. These individuals received no cash, equity or other non-equity compensation for services rendered. At all times during such period, Mssrs. Kelln and Kotzubei were employed and compensated exclusively by Platinum Equity. Mssrs. Kelln and Kotzubei provided services to Vertiv pursuant to the terms of the services agreement, and Vertiv compensated Platinum Equity for these and other services through the payment of an advisory fee. Please see “Certain Relationships and Related Party Transactions” below for a discussion of the terms of the services agreement. During the relevant period, Mssrs. Kelln and Kotzubei did not perform services exclusively or predominately for Vertiv and instead provided services across Platinum Equity Advisors’ entire business and portfolio. As a result, Platinum Equity Advisors cannot segregate or identify the portion of the compensation awarded to, earned by or paid to Mssrs. Kelln and Kotzubei that relates to their respective services to Vertiv and no portion of the compensation awarded to, earned by or paid to Mssrs. Kelln and Kotzubei relate solely to their service to us. Vertiv currently has no other formal arrangements under which directors receive compensation for service to the board of directors or its committees.

All Other Compensation
Vertiv’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services in their capacities as directors. Vertiv does not provide tax gross-up payments to members of the Vertiv Board. The Vertiv Board expects to review director compensation periodically to ensure that the director compensation package remains competitive such that Vertiv is able to recruit and retain qualified directors.
Stock Ownership Guidelines for Company Directors and Officers
Pursuant to the policy adopted by the Board on December 8, 2019, our directors are expected to own Company stock with a value equal to five times their cash retainer.
Our officers are expected to own Company stock based on the following multiple-of- salary ownership threshold guidelines:
Salary Levels	Guidelines
• Chief Executive Officer	5 times Salary
• Chief Financial Officer and other “named executive officers” (as defined in Item 402(a)(3) of Regulation S-K	3 times Salary
• All other Section 16 officers	2 times Salary
A director or officer is expected to comply with the minimum investment guidelines within five years after election or appointment as a director or appointment as an officer. For purposes of satisfying the requirements of the stock ownership guidelines, “ownership” includes stock owned privately, shares (or equivalent shares) awarded to, or purchased by, a director pursuant to a qualified or non-qualified benefit or savings plan, or shares held through a partnership, trust, limited liability company or other investment vehicle that is majority owned or controlled by the director or officer. Stock option awards or any other unvested awards that have been granted but have not yet been exercised do not count toward meeting the minimum ownership guidelines. Upon exercise, however, the net shares retained do count toward the minimum ownership requirements. Directors and officers may not sell or dispose of any Company stock that they own outright or any net shares attributable to stock option exercises or the vesting of RSUs until they satisfy the minimum ownership guidelines. In addition, each director or officer must hold net shares attributable to stock option exercises or the vesting of RSUs for at least one year, regardless of whether the multiple-of-salary ownership threshold guidelines have been met. Directors and officers may only sell Company stock during open window periods under the Company Securities Trading Policy and must notify and receive clearance prior to executing any stock sales or option exercises.

MANAGEMENT
Management and Board of Directors
Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.
Name	Age	Position
David M. Cote	68	Executive Chairman of the Board
Rob Johnson	53	Chief Executive Officer and Director
Joseph van Dokkum	67	Director
Roger Fradin	67	Director
Jacob Kotzubei	51	Director
Matthew Louie	42	Director
Edward L. Monser	69	Director
Steven S. Reinemund	72	Director
Robin L. Washington	57	Director
David J. Fallon	50	Chief Financial Officer
Giordano Albertazzi	54	President of Europe, Middle East and Africa
Andrew Cole	55	Chief Organizational Development and Human Resources Officer
Colin Flannery	55	General Counsel and Corporate Secretary
Jason M. Forcier	48	Chief Operations Officer and Executive Vice President of Infrastructure and Solutions
Sheryl Haislet	54	Chief Information Officer
John Hewitt	51	President of the Americas
Patrick Johnson	49	Executive Vice President of Information Technology and Edge Infrastructure
Steve Lalla	57	Executive Vice President of Service and Software Solutions
Stephen Liang	61	President of Asia Pacific
Gary Niederpruem	45	Chief Strategy and Development Officer
The directors were nominated pursuant to the director nomination rights set forth in the Stockholders Agreement. See “Business Combination — Related Agreements — Stockholders Agreement” for more information.
Directors
David M. Cote.   Mr. Cote has served as our Executive Chairman of our Board of Directors since February 7, 2020. From April 2018 until the Business Combination, Mr. Cote served as Chief Executive Officer, President and Secretary, and Chairman of the Board of Directors of GSAH. Mr. Cote served as Chairman and Chief Executive Officer of Honeywell from July 2002 to March 2017. Most recently, Mr. Cote was Executive Chairman of the Board at Honeywell until April 23, 2018. He joined Honeywell as President and Chief Executive Officer in February 2002. Prior to joining Honeywell, he served as Chairman, President and Chief Executive Officer of TRW Inc., a provider of products and services for the aerospace, information systems and automotive markets, from August 2001 to February 2002. From February 2001 to July 2001, he served as TRW’s President and Chief Executive Officer and from November 1999 to January 2001 he served as its President and Chief Operating Officer. Mr. Cote was Senior Vice President of General Electric Company and President and Chief Executive Officer of GE Appliances from June 1996 to November 1999. Mr. Cote was a director of the Federal Reserve Bank of New York from March 2014 to March 2018. He previously served as a director of JPMorgan Chase & Co. from July 2007 to July 2013. Mr. Cote was selected to serve on our Board due to his significant leadership experience and his extensive management and investment experience, including in the industrial sector.

Rob Johnson.   Mr. Johnson has served as our Chief Executive Officer and one of our directors since February 7, 2020. From December 2016 until the Business Combination, Mr. Johnson served as the Chief Executive Officer of Vertiv and was Vertiv’s first CEO. Prior to that he had been an operating partner at venture capital firm Kleiner Perkins Caufield & Byers (“Kleiner Perkins”) from 2014 to 2016. From 2013 to 2014, Johnson worked in executive positions at Consolidated Container Corporation. Prior to Consolidated Container Company, Mr. Johnson had a five year tenure, between 2008 and 2013, in executive positions at A123 Systems (formerly NASDAQ: AONE), a global manufacturer of lithium ion batteries. On October 16, 2012, A123 Systems voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code and, on January 29, 2013, A123 Systems completed the sale of substantially all of its assets and operations. Mr. Johnson was the Chief Executive Officer of American Power Conversion (formerly NASDAQ: APCC) (“APC”) from 2006 until 2007, where he managed the company’s sale to Schneider Electric (OTC: SBGSY) for $6.1 billion in 2007. Prior to his CEO role at American Power Conversion, Mr. Johnson was a general manager at APC with responsibility for power management, thermal management, IT infrastructure, along with software and controls. Before his roles at APC, Mr. Johnson led Systems Enhancement Corporation, a company he founded to create innovative software and hardware solutions for the data center industry. He sold that company to American Power Conversion in 1997. Mr. Johnson earned a Bachelor of Science and honorary Ph.D. in Engineering Management from The Missouri University of Science and Technology. He was elected into the Engineering Management Academy of Sciences. He served on several boards in the past and is the co-author of “Executing Your Business Transformation,” a guide for companies navigating major changes published in 2010. Rob Johnson is the brother of Patrick Johnson who serves as our Executive Vice President of Information Technology and Edge Infrastructure. Mr. Johnson was selected to serve on our Board due to his knowledge of the data center industry and his experience operating Vertiv for the past 3 years.
Joseph van Dokkum.   Mr. van Dokkum has served as one of our directors since February 7, 2020. Mr. van Dokkum is Chairman of Imperative Science Ventures, a venture capital firm focused on science breakthroughs. From 2009 to 2019, he was an Operating Partner with Kleiner Perkins in Menlo Park, CA, where he worked closely with his investment partners and the leadership of their start-up and growth portfolio companies to accelerate commercialization and scale the businesses. Before that, Mr. van Dokkum served for seven years as President of UTC Power, a division of United Technologies Corporation (NYSE: UTX), where he was instrumental in organically growing UTC Power’s power generation products and service offerings, including fuel cells, renewable power solutions and combined cooling, heating and power applications for the commercial building markets. Prior to UTC Power, Mr. van Dokkum was with Siemens (OTC: SIEGY) for 17 years. For the last six of those years, he served as President and Chief Executive Officer of Siemens Power Transmission & Distribution, Inc. During that time he augmented the company’s traditional power equipment, such as switchgear, power breakers, transformers and regulators, with intelligent systems and controls. This effort returned profitability to the business and enabled the expansion of the product portfolio through numerous acquisitions. Mr. van Dokkum serves on the boards of Ionic Materials, Inc., Solidia Technologies, Inc., and TAS Energy, Inc. He earned his Bachelor’s and Master’s Degrees in Electrical Engineering from the Institute of Technology, Albertus Magnus. Mr. van Dokkum was selected to serve on our Board due to his extensive leadership experience and industry knowledge.
Roger Fradin.   Mr. Fradin has served as one of our directors since February 7, 2020. From June 2018 until the Business Combination, Mr. Fradin served as one of GSAH’s directors. Mr. Fradin joined Honeywell in 2000 when Honeywell acquired Pittway Corporation. Mr. Fradin served as president and chief executive officer of Honeywell’s Automation and Control Solutions business from January 2004 to April 2014. Mr. Fradin served as vice chairman of Honeywell from April 2014 until his retirement in February 2017. Mr. Fradin is also a consultant for The Carlyle Group and an advisor to Seal Rock Partners. Mr. Fradin received his M.B.A. and B.S. degrees from The Wharton School at the University of Pennsylvania, where he has also served as a member of the faculty. Mr. Fradin is currently a director of L3Harris Technologies Inc. (NYSE: LHX), Resideo Technologies Inc (NYSE: REZI) and Juniper Industrial Holdings, Inc. (NYSE: JIH.U) (“JIH”), and was formerly a director of MSC Industrial Direct Co., Inc. (Nasdaq: MSM) and Pitney Bowes Inc. (NYSE: PBI). Mr. Fradin was selected to serve on our Board due to his deep industrial expertise, specifically in the automation and control solutions sectors, as well as for his experience overseeing acquisitions.

Jacob Kotzubei.   Mr. Kotzubei has served as one of our directors since February 7, 2020. Mr. Kotzubei joined Platinum Equity, a private equity firm, in 2002 and is a Partner at the firm. Mr. Kotzubei serves as a director or manager of a number of Platinum Equity’s portfolio companies. Prior to joining Platinum Equity in 2002, Mr. Kotzubei worked for 4.5 years for Goldman Sachs’ Investment Banking Division in New York City. Previously, he was an attorney at Sullivan & Cromwell LLP in New York City, specializing in mergers and acquisitions. Mr. Kotzubei serves on the board of directors of Key Energy Services, Inc. (NYSE: KEG), KEMET Corporation (NYSE: KEM), Ryerson Holding Corporation (NYSE: RYI) and Verra Mobility Corporation (NASDAQ: VRRM). On November 12, 2019, KEMET Corporation announced that it had entered into a definitive agreement to be acquired by Yageo Corporation, a Taiwan-based company, in an all-cash transaction. Mr. Kotzubei received a Bachelor’s degree from Wesleyan University and holds a Juris Doctor from Columbia University School of Law, where he was elected a member of the Columbia Law Review. Mr. Kotzubei was selected to serve on our Board due to his experience in executive management oversight, private equity, capital markets, mergers and acquisitions and other transactional matters.
Matthew Louie.   Mr. Louie has served as one of our directors since February 7, 2020. Mr. Louie joined Platinum Equity in 2008 and is a Principal at the firm. Mr. Louie serves on the board of certain Platinum Equity’s portfolio companies. Prior to joining Platinum Equity, Mr. Louie was an investment professional at American Capital Strategies, a middle-market focused private equity firm. Prior to American Capital, Mr. Louie worked in venture capital and growth equity at both Canaan Partners and Agilent Technologies, and in investment banking at Donaldson, Lufkin & Jenrette. Mr. Louie holds undergraduate degrees in both Economics as well as Political Science from Stanford University. He also holds a Master’s degree in Business Administration from Harvard Business School. Mr. Louie was selected to serve on our Board due to his experience related to private equity, capital markets, transactional matters and post-acquisition oversight of operational performance at portfolio companies.
Edward L. Monser.   Mr. Monser has served as one of our directors since February 7, 2020. Mr. Monser serves on the board of directors for Air Products & Chemicals, Inc. (NYSE: APD), where he is chairman of the Management Development and Compensation Committee, and Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP), where he is on the Audit and Compensation Committees. From 2010 to 2018, Mr. Monser served as president of Emerson (NYSE: EMR), where he had more than 30 years of experience in senior operational positions and played a key role in its globalization. From 2001 to 2015, he was a member of Emerson’s Office of the Chief Executive and served as its Chief Operating Officer. Mr. Monser is active in promoting international understanding and trade and is vice chairman of the U.S.-India Strategic Partnership Forum. He has served on the advisory Economic Development Board for China’s Guangdong Province, the board of advisors for South Ural State University in Chelyabinsk, Russia and the board of the U.S.-China Business Council, where he was also vice chairman. Mr. Monser received a Bachelor’s Degree in electrical engineering from Illinois Institute of Technology in 1980 and has a Bachelor’s Degree in education from Eastern Michigan University. He is an alumnus of the executive education program at the Stanford University Graduate School of Business. Mr. Monser was selected to serve on our Board due to his extensive experience in key management positions, including at Emerson when Vertiv was part of that company.
Steven S. Reinemund.   Mr. Reinemund has served as one of our directors since February 7, 2020. From June 2018 until the Business Combination, Mr. Reinemund served as one of GSAH’s directors. Mr. Reinemund served as Dean of Business at Wake Forest University from July 2008 to June 2014, an organization he joined after a 23-year career with PepsiCo, Inc. (NASDAQ: PEP) (“PepsiCo”). At PepsiCo, Mr. Reinemund served as Executive Chairman from October 2006 to May 2007, and as Chairman and Chief Executive Officer from May 2001 to October 2006. Prior to being Chief Executive Officer, he was PepsiCo, Inc.’s president and chief operating officer from September 1999 to May 2001. Mr. Reinemund began his career with PepsiCo, Inc. in 1984 at Pizza Hut, Inc. and held other positions until he became president and Chief Executive Officer of Frito-Lay’s North American snack division in 1992. He became chairman and Chief Executive Officer of Frito-Lay’s worldwide operations in 1996. Mr. Reinemund was a director of Johnson & Johnson (NYSE: JNJ) from 2003 to 2008 and of American Express Company (NYSE: AXP) from 2007 to 2015. Mr. Reinemund currently serves as a director of Exxon Mobil Corporation (NYSE: XOM), Marriott International, Inc. (Nasdaq: MAR), Walmart Inc. (NYSE: WMT) and Chick-fil-A, Inc. He also serves on the Board of Directors at USNA Foundation. A graduate of the United States Naval Academy in 1970, Mr. Reinemund served five years as an officer in the United States Marine

Corps, achieving the rank of Captain. He received an MBA from the University of Virginia, and has been awarded honorary doctorate degrees by Johnson and Wales University and Bryant University. Mr. Reinemund was selected to serve on our Board due to his considerable business leadership roles, mergers and acquisitions experience and his relevant board expertise.
Robin L. Washington.   Ms. Washington has served as one of our directors since February 7, 2020. Ms. Washington is the former Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc. (NASDAQ: GILD), a biopharmaceutical company. She held this role from May 2008 until November 1, 2019, the effective date of her retirement as Chief Financial Officer, and remains an advisor to the company until March 1, 2020. From 2006 to 2007, Ms. Washington served as Chief Financial Officer of Hyperion Solutions, an enterprise software company that was acquired by Oracle Corporation in March 2007. Prior to that, she spent nearly 10 years at PeopleSoft, Inc., a provider of enterprise application software, where she served in a number of executive positions, most recently in the role of Senior Vice President and Corporate Controller. Since April 2019, Ms. Washington has served on the board and on the leadership development and compensation committee of Alphabet Inc. (NASDAQ: GOOG), a multinational technology company. Ms. Washington also currently serves as a director of Honeywell International, Inc. (NYSE: HON), a diversified technology and manufacturing company, where she has served since April 2013, and as director of Salesforce.com (NYSE: CRM), a global leader in customer relationship management technology, where she has served since September 2013, where she currently chairs the audit committee. Ms. Washington also serves on the Board of Visitors, Graziadio School of Business and Management, Pepperdine University, the Presidents Council & Ross Business School Advisory Board, University of Michigan and the UCSF Benioff Children’s Hospital Oakland Board of Directors. She is a Certified Public Accountant, and received a B.A. in Business Administration from the University of Michigan and an M.B.A. from Pepperdine University. Ms. Washington was selected to serve on our Board due to her extensive experience in management, operations and accounting in the technology sector, along with her financial expertise.
Executive Officers
David M. Cote.   Mr. Cote has served as our Executive Chairman of our Board of Directors since February 7, 2020. Biographical information for Mr. Cote is set forth under “— Directors” above.
Rob Johnson.   Mr. Johnson has served as our Chief Executive Officer and one of our directors since February 7, 2020. Biographical information for Mr. Johnson is set forth under “— Directors” above.
David J. Fallon.   Mr. Fallon has served as our Chief Financial Officer since February 7, 2020. From July 2017 until the Business Combination, Mr. Fallon served as the Chief Financial Officer of Vertiv and has more than 25 years of experience in financial management with global companies. Prior to joining Vertiv, from 2010 to 2017, Mr. Fallon served as Chief Financial Officer at CLARCOR, Inc. (formerly NYSE: CLC), which was a $1.4 billion filtration company with operations in North America, Europe, Asia, Africa and Australia. From 2009 to 2010, he served as Vice President of Finance for CLARCOR, Inc. CLARCOR, Inc. was purchased by Parker-Hannifin in February 2017. From 2002 to 2009, Mr. Fallon served as Chief Financial Officer and Vice President of Finance for Noble International (formerly NASDAQ: NOBL), which was a $1.1 billion auto supplier with global manufacturing operations. Prior to joining Noble International, he served as Treasury Manager at Textron Automotive from 2000 to 2002, a financial analyst at DaimlerChrysler from 1997 to 2000 and as a senior accountant at Deloitte & Touche from 1991 to 1995. Mr. Fallon earned a Masters of Business Administration Degree from the Wharton School of Business and a Bachelor’s of Science Degree in Business Administration from the University of Dayton. He is certified as a Chartered Financial Analyst® and a Certified Public Accountant (inactive).
Giordano Albertazzi.   Mr. Albertazzi has served as our President of Europe, Middle East and Africa since February 7, 2020. From 2016 until the Business Combination, Mr. Albertazzi served as the President of Vertiv in Europe, Middle East and Africa and was responsible for Vertiv’s operations and business development within the region. Mr. Albertazzi began his career at Kone Elevators, where he progressed through operations and product development leadership. He then joined Emerson Network Power in 1998 and held positions with increasing responsibility, including Plant Manager from 1999 to 2001, EMEA Marketing and Product Management Director from 2002 to 2004, and Managing Director for the Italian market unit from 2004 to 2006. In 2006, he was promoted to Vice President Services for the Liebert Europe business. In 2011, Mr. Albertazzi was appointed Vice President Services for the broader Europe, Middle

East and Africa region, and in 2014 became Vice President Sales. Mr. Albertazzi holds a Bachelor’s Degree in Mechanical Engineering from the Polytechnic University of Milan as well as a Master’s Degree in Management from Stanford University.
Andrew Cole.   Mr. Cole has served as our Chief Organizational Development and Human Resources Officer since February 7, 2020. From January 2017 until the Business Combination, Mr. Cole served as the Chief Organizational Development and Human Resources Officer of Vertiv and was responsible for Vertiv’s strategic direction for organizational design, change management and talent acquisition. His role included leading Vertiv employees through the transition from publicly traded Emerson to privately held Vertiv. Mr. Cole also has responsibility for Global Business Services (GBS) and the continued efficiency gains across Vertiv’s back office operations. Over the last two decades, Mr. Cole has helped several dynamic, high-growth global market leaders succeed. During his career, he has been responsible for the oversight of organizational development and transformation programs across the globe, corporate talent strategy, leadership development and change management for teams of up to 20,000 employees. Prior to Vertiv, from 2016 to 2017, Mr. Cole was the chief human resources and organizational development officer at Lumeris. From 2013 to 2015, he worked at Goldstine Management Group. Mr. Cole has also worked at high-tech companies such as A123 Systems, Schneider Electric and APC. On October 16, 2012, A123 Systems voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code and, on January 29, 2013, A123 Systems completed the sale of substantially all of its assets and operations. Mr. Cole holds a Bachelor’s Degree in Religious Studies and a Master of Science in Management Degree from Regis University.
Colin Flannery.   Mr. Flannery has served as our General Counsel and Corporate Secretary since February 7, 2020. From June 2017 until the Business Combination, Mr. Flannery served as the General Counsel of Vertiv. Prior to joining Vertiv, from 2007 to 2017, Mr. Flannery was the General Counsel of Sensus, a multinational Smart Grid Technology corporation, and helped steer the successful sale of that company to Xylem (NYSE: XYL) for $1.7B in October 2016. From 2005 to 2006, Mr. Flannery was the Vice President — Legal of Atos Origin, a multinational IT Services corporation. He was based in Paris and responsible for the company’s legal function in North and South America, the UK and Asia. From 1997 to 2000, Mr. Flannery worked in the legal department of Schlumberger (NYSE: SLB) in Atlanta as the Legal Counsel for its North American metering division. In 2000, he was promoted to be Schlumberger’s General Counsel — South America, based in Brazil, where he was responsible for the legal function of all Schlumberger’s operations in South America. In 2002, he was again promoted within Schlumberger to be responsible for the legal function for Schlumberger’s operations in North and South America. Mr. Flannery began his career as a corporate lawyer with Allens Linklaters (f/k/a Feez Ruthning) in Brisbane, Australia in 1988. After obtaining his Juris Doctor from Georgia State University in 1995, he began working for Troutman Sanders in Atlanta, Georgia until 1997. Mr. Flannery holds Anglo-Australian and US law degrees.
Jason M. Forcier.   Mr. Forcier has served as our Chief Operations Officer and Executive Vice President of Infrastructure and Solutions since February 7, 2020. From May 2019 until the Business Combination, Mr. Forcier served as the Chief Operations Officer of Vertiv and, prior to that role, as Executive Vice President of Infrastructure and Solutions of Vertiv since October 2017, where he has global responsibility for manufacturing, operations, supply chain and quality, as well as leading the large infrastructure and solutions lines of business. Prior to joining Vertiv, Mr. Forcier spent eight years at A123 Systems, a global manufacturer of lithium ion batteries, where he was the Chief Executive Officer from 2013 until 2017 and member of the board of management. Mr. Forcier joined and established the automotive business of A123 Systems in 2009 and was a member of the executive management team that led the company through its initial public offering on the NASDAQ. On October 16, 2012, A123 Systems voluntarily filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and, on January 29, 2013, A123 Systems completed the sale of substantially all of its assets and operations. Prior to joining A123 Systems, Mr. Forcier served as Vice President and General Manager of the global electronics business of Lear Corporation (NYSE: LEA) and as the North American President, Automotive Electronics Division of Robert Bosch LLC. Over the course of his 12-year career with Bosch, he was also a co-founder and Chief Executive Officer of ETAS, Inc., a Bosch Subsidiary. Mr. Forcier earned a Bachelor’s Degree in mechanical engineering from GMI Engineering & Management Institute (now Kettering University) and a Master’s Degree in business administration from the University of Michigan.
Sheryl Haislet.   Ms. Haislet has served as our Chief Information Officer since February 24, 2020. Prior to joining Vertiv, from October 2015 to September 2019, Ms. Haislet was the Chief Information

Officer and Vice President of Information Technology and Digital Office at Adient plc., a $17 billion global automotive seating manufacturer. She also served on Adient’s audit committee. Prior to joining Adient, Ms. Haislet spent twenty-five years with Johnson Controls Inc., a $42 billion diversified technology corporation. At Johnson Controls, Ms. Haislet held a variety of positions of increasing seniority, culminating in her being appointed Chief Information Officer and Vice President of Information Technology, Power Solutions, in October 2014. Ms. Haislet holds an Executive Masters of Business Administration from the Quantic School of Business and Technology, a Graduate Certificate in SAP from Central Michigan University, a Masters in Computer Information Systems from Grand Valley State University and a Bachelor in Arts from the University of Michigan.
John Hewitt.   Mr. Hewitt has served as our President of the Americas since February 7, 2020. From October 2017 until the Business Combination, Mr. Hewitt served as President of the Americas of Vertiv, with responsibility for business development and operations in the United States, Central and Latin America and Canada. Mr. Hewitt is a global business executive with more than 25 years of experience leading both high-growth and turnaround businesses through multiple market cycles in the technology and industrial markets. Prior to joining Vertiv, Mr. Hewitt held a variety of global P&L, strategy, business development and financial leadership roles in the United States, EMEA, South America and Asia. In 2017, he served as Vice President and Managing Director at Aptiv PLC (NYSE: APTV), a global technology and mobility company primarily serving the automotive sector. From 2014 to 2016, he served as Senior Vice President and General Manager at TE Connectivity Ltd. (NYSE: TEL), a global industrial technology provider of connectivity and sensor solutions. Mr. Hewitt earned a Bachelor’s Degree in Finance and Accounting from Oklahoma State University and an MBA in International Business from the Thunderbird School of Global Management.
Patrick Johnson.   Mr. Johnson has served as our Executive Vice President of Information Technology and Edge Infrastructure (“ITEI”) since February 7, 2020. From November 2017 until the Business Combination, Mr. Johnson served as Vertiv’s Executive Vice President of the ITEI. Mr. Johnson started his career with Systems Enhancement Corporation, which was sold to APC in 1997. Mr. Johnson stayed on with APC for 10 years until it was acquired by Schneider Electric in 2007. From 2010 to 2016, Mr. Johnson was Vice President of Rack Systems at Schneider Electric and was then promoted to Senior Vice President of Datacenter Systems, having responsibility for the product lines of Racks, Rack PDUs, Thermal and Software. In late 2016, Mr. Johnson joined Artesyn Embedded Technologies, where he served as Senior Vice President of Strategic Initiatives. Mr. Johnson earned a Bachelor of Science in Engineering Management from The Missouri University of Science and Technology. Patrick Johnson is the brother of Rob Johnson who serves as our Chief Executive Officer.
Steve Lalla.   Mr. Lalla has served as our Executive Vice President of Service and Software Solutions since February 7, 2020. From June 2018 until the Business Combination, Mr. Lalla served as Executive Vice President, Service and Software Solutions of Vertiv, overseeing a global portfolio that includes services and software solutions for power, thermal and industrial products. Mr. Lalla has more than 30 years of experience in the technology industry running businesses that delivered hardware platforms, software and service solutions, as well as data center transformation. Prior to joining Vertiv, from 2013 to 2017, Mr. Lalla was Senior Vice President of the Cloud Client Computing and Data Security business of Dell Corporation (NYSE: DELL). Mr. Lalla grew these businesses through organic investments and strategic acquisitions, resulting in industry leading PC security solutions and virtual desktop solutions for hyper converged data centers. Mr. Lalla began his career at Dell in 2009 as Vice President for the Commercial PC business. Prior to joining Dell, Mr. Lalla led Mass Market Products for Motorola’s (NYSE: MSI) Mobile Devices division from 2002 to 2009. Mr. Lalla holds a Master’s Degree in Business Administration from the Kellstadt Graduate School of Business at DePaul University and a Bachelor’s Degree in economics from the University of Illinois at Urbana-Champaign.
Stephen Liang.   Mr. Liang has served as our President of Asia Pacific since February 7, 2020. Mr. Liang previously served as the President of Vertiv in Asia Pacific where he was responsible for Vertiv’s operations and business development in the Asia Pacific region. Mr. Liang began working at Emerson in 1994, when he worked in Astec, a business specializing in power supply solutions for the computing and communications industries. At the beginning, he served as Vice President of Manufacturing Operations in the Philippines and was then promoted to Executive Vice President of Asian Operations in 1998. He then was promoted to President of Emerson Network Power China in 2001, leading the merging of four organizations and migrating R&D and production facilities. In 2009, Mr. Liang became President, Emerson Network Power Asia Pacific, responsible for all of Network Power’s Asia Pacific businesses including China, India and Australia. In 2014, as Group Vice President, Mr. Liang also managed the global telecom business. Mr. Liang holds a Bachelor’s Degree and a Master’s Degree in Mechanical Engineering from the Massachusetts Institute of Technology.
Gary Niederpruem.   Mr. Niederpruem has served as our Chief Strategy and Development Officer since February 7, 2020. From 2018 until the Business Combination, Mr. Niederpruem served as the Chief Strategy and Development Officer of Vertiv and was responsible for leading the marketing, strategy and M&A functions. Mr. Niederpruem has more than 20 years of experience in analyzing market trends, engaging customers and setting corporate-wide and business unit offering strategies to align with the market. He has driven strategy and growth initiatives through both organic and inorganic activities. Prior to joining Vertiv, Mr. Niederpruem held a variety of P&L and product management leadership roles at Emerson and Danaher. From 2011 to 2014, Mr. Niederpruem was the General Manager of the Integrated Modular Solutions business and Vice President of Product Management of Emerson (NYSE: EMR). In 2014, he was named Vice President of Global Marketing for Emerson Network Power and, in mid-2016, he assumed oversight for the strategy function serving as Executive Vice President, Marketing, Strategy and Development. Mr. Niederpruem attended John Carroll University where he received a Bachelor’s Degree in Marketing and Logistics. He also has a Master’s Degree in Business from the University of Notre Dame.
Committees of the Board of Directors
Our Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our audit committee, compensation committee and nominating and corporate governance committee are composed solely of independent directors. Each committee operates under a charter that was approved by our Board and has the composition and responsibilities described below. The charter of each committee is available on our website.
Audit Committee
The members of our audit committee are Steven S. Reinemund, Robin L. Washington and Edward L. Monser. Mr. Reinemund serves as the chairman of the audit committee.
Each member of the audit committee is financially literate and our Board has determined that Mr. Steven S. Reinemund qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific management’s discussion and analysis of financial condition and results of operations disclosure;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The members of our compensation committee are Roger Fradin, Joseph van Dokkum and Steven S. Reinemund. Mr. Fradin serves as the chairman of the compensation committee.
We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and making recommendations to our Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Joseph van Dokkum, Roger Fradin and Edward L. Monser. Mr. van Dokkum serves as the chairman of the Nominating Committee.
We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
•
identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to our Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on our Board;

•
developing and recommending to our Board and overseeing implementation of our corporate governance guidelines;

•
coordinating and overseeing the annual self-evaluation of our Board, its committees, individual directors and management in the governance of the company; and

•
reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.
Director Independence
The rules of the NYSE require that a majority of our Board be independent. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). We currently have five “independent directors” as defined in the NYSE rules and applicable SEC rules. Our Board has determined that each of Roger Fradin, Robin L. Washington, Joseph van Dokkum, Edward L. Monser and Steven S. Reinemund is an independent directors under applicable SEC and NYSE rules.
Code of Ethics
We have adopted a code of ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our website, www.vertiv.com. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

DESCRIPTION OF SECURITIES
The following summary of certain material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. You should refer to our Organizational Documents and the warrant agreement, which are included as exhibits to the registration statement of which this prospectus is a part. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.
Authorized and Outstanding Stock
Prior to the Business Combination, our Certificate of Incorporation authorized the issuance of 725,000,000 shares of capital stock, consisting of (1) 720,000,000 shares of common stock, including (a) 700,000,000 shares of Class A common stock, $0.0001 par value per share, and (b) 20,000,000 shares of our Class B common stock, $0.0001 par value per share, and (2) 5,000,000 shares of preferred stock, par value $0.0001 per share. Immediately prior to the completion of the Business Combination, each outstanding share of Class B common stock automatically converted into one share of Class A common stock and the number of authorized shares of Class B common stock was automatically reduced to zero. Following completion of the Business Combination, our Certificate of Incorporation authorizes the issuance of 725,000,000 shares of capital stock, consisting of (1) 720,000,000 shares of common stock, including (a) 700,000,000 shares of Class A common stock, $0.0001 par value per share, and (b) 20,000,000 shares of undesignated common stock, $0.0001 par value per share, and (2) 5,000,000 shares of preferred stock, par value $0.0001 per share.
As of August 4, 2020, our issued and outstanding share capital consisted of: (i) 328,411,705 shares of Class A common stock, held of record by approximately 75 holders, (ii) no shares of preferred stock and (iii) 33,533,301 warrants, consisting of 22,999,968 public warrants and 10,533,333 private placement warrants, held of record by approximately 3 warrant holders. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under our Certificate of Incorporation, the holders of our common stock possess or will possess all voting power for the election of our directors and all other matters requiring stockholder action and will be entitled to one vote per share on matters to be voted on by stockholders. The holders of our common stock will at all times vote together as one class on all matters submitted to a vote of the holders of our common stock.
Dividends
Subject to the rights, if any of the holders of any outstanding shares of preferred stock, holders of our common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution or winding-up, the holders of our common stock will be entitled to receive all of our remaining assets available for distribution to stockholders, ratably in proportion to the number of shares of our common stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights
Our stockholders will have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.
Election of Directors
There is no cumulative voting with respect to the election of directors, with the result that directors will be elected by a plurality of the votes cast at a meeting of stockholders by holders of our Class A common stock.
Preferred Stock
Our Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.
Units
The units began trading on the NYSE under the symbol “GSAH.U” on June 8, 2018. On July 27, 2018, we announced that holders of our units may elect to separately trade the Class A common stock and warrants underlying the units. Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described in this prospectus. Only whole warrants will be issued on separation of units, and only whole warrants may be traded and be exercised for Class A common stock. Unless otherwise stated in this prospectus or as the context otherwise requires, all references in this prospectus to Class A common stock or warrants include such securities underlying the units.
Warrants
Public Warrants
Each whole warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. The warrants will expire on February 7, 2025, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We are not obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.
The registration statement of which this prospectus is a part provides for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the public warrants. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the warrants expire or are redeemed. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash. Once the warrants become exercisable, we may call the warrants for redemption:
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in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•
if, and only if, the last reported sale price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption of Warrants for Shares of Class A Common Stock.   We may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
•
in whole and not in part;

•
at a price equal to a number of shares of Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•
upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•
if, and only if, the last reported sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices,” or the number of shares of Class A common stock that a warrant holder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.
Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 shares of Class A common stock for each whole warrant. Finally, as reflected in the table above, we can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e. the trading price of our Class A common stock is below the exercise price of the warrants) and about to expire.

Any public warrants held by our officers or directors will be subject to this redemption feature, except that such officers and directors shall only receive “fair market value” for such public warrants so redeemed (“fair market value” for such public warrants held by our officers or directors being defined as the last reported sale price of the public warrants on such redemption date).
This redemption feature is structured to allow for all of the outstanding warrants (other than the private placement warrants) to be redeemed when the Class A common stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants for shares of Class A common stock, instead of cash, for “fair value” without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants for Cash.” Holders of the warrants will, in effect, receive a number of shares representing fair value for their warrants based on a Black-Scholes option pricing model with a fixed volatility input. This redemption right provides us not only with an additional mechanism by which to redeem all of the outstanding warrants, in this case, for shares of Class A common stock, and therefore have certainty as to (1) our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (2) to the amount of cash provided by the exercise of the warrants and available to us, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” we would pay to warrant holders if we chose to redeem warrants in this manner. We will effectively be required to pay fair value to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants for shares of Class A common stock if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay fair value to the warrant holders. In particular, it would allow us to quickly redeem the warrants for shares of Class A common stock, without having to negotiate a redemption price with the warrant holders. In addition, the warrant holders will have the ability to exercise the warrants prior to redemption if they should choose to do so.
As stated above, we can redeem the warrants when the Class A common stock is trading at a price starting at $10, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with fair value (in the form of shares of Class A common stock). If we choose to redeem the warrants when the Class A common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A common stock if and when our Class A common stock is trading at a price higher than the exercise price of $11.50.
No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.
Redemption Procedures and Cashless Exercise.   If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants. If we call our warrants for redemption and our management does not take advantage of this option, the Sponsor Members and their respective permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments.   If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (1) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (2) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of Class A common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.
If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.
Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.
The warrants have been issued under a warrant agreement between Computershare Trust Company, N.A. and Computershare Inc., acting together as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Private Placement Warrants
Sponsor purchased 10,533,333 private placement warrants at a price of $1.50 per warrant for an aggregate purchase price of $15,800,000 in a private placement that occurred concurrently with the IPO. Immediately prior to the completion of the Business Combination, Sponsor dissolved and distributed 5,266,667 private placement warrants to the Cote Sponsor Member and 5,266,666 to the GS Sponsor Member. With certain limited exceptions, the private placement warrants and the respective Class A common stock underlying such warrants were not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with the Sponsor Members, each of whom will be subject to the same transfer restrictions) until March 30, 2020. The private placement warrants will not be redeemable by us so long as they are held by the Sponsor Members or their respective permitted transferees. The Sponsor Members, or their respective permitted transferees, have the option to exercise the private placement warrants on a cashless basis and are entitled to certain registration rights. See “Business Combination — Related Agreements — Amended and Restated Registration Rights Agreement.” Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor Members or their respective permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If a holder of private placement warrants is affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.
Dividends
We have not paid any cash dividends on our common stock to date. We expect to initiate an annual dividend of $0.01 per share of our Class A common stock. We are a holding company without any direct operations and have no significant assets other than our ownership interest in Second Merger Sub. Accordingly, our ability to pay dividends depends upon the financial condition, liquidity and results of operations of, and our receipt of dividends, loans or other funds from, our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which our subsidiaries may pay dividends, make loans or otherwise provide funds to us. For example, the ability of our subsidiaries to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by the terms of the agreements governing our outstanding indebtedness. The declaration and payment of dividends is also at the discretion of our Board of Directors and depends on various factors including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors.
In addition, under Delaware law, our Board of Directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year.

Transfer Agent
The transfer agent for our common stock is Computershare Trust Company, N.A. and our warrant agent for our warrants is Computershare Trust Company, N.A. and Computershare Inc. (collectively, “Computershare”), acting together. We have agreed to indemnify and hold harmless Computershare in its roles as transfer agent from and against any and all losses, claims, damages, costs, charges, counsel fees and expenses, payments, expenses and liability arising out of or attributable to Computershare’s duties as transfer agent, except for Computershare’s negligence, willful misconduct or breach of confidentiality. We have also agreed to indemnify and hold harmless Computershare in its roles as warrant agent against any costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as warrant agent; provided, however, that such covenant and agreement of us does not extend to, and Computershare shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by Computershare as a result of, or arising out of, its gross negligence, bad faith or willful misconduct (each as determined by a final judgment of a court of competent jurisdiction).
Certain Anti-Takeover Provisions of Delaware Law, the Charter and Bylaws
Our Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Certain of these provisions provide:
•
no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the requirement that directors may only be removed from the Board for cause;

•
the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;

•
a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board or the Chief Executive Officer of the Company, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Forum Selection
Our Certificate of Incorporation includes a forum selection clause, which provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees of the Company to the Company or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (d) any action asserting a claims governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim (i) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (iii) for which the Court of Chancery does not have subject matter jurisdiction or (iv) arising under the federal securities laws, including the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
Stockholders Agreement
At the closing of the Business Combination, the Company, the GS Sponsor Member, the Cote Sponsor Member and the Vertiv Stockholder entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Vertiv Stockholder will have the right to nominate up to four directors to our Board of Directors, subject to its ownership percentage of the total outstanding shares of Class A common stock. If the Vertiv Stockholder holds: (i) 30% or greater of the outstanding Class A common stock, it will have the right to nominate four directors (two of which must be independent); (ii) less than 30% but greater than or equal to 20% of the outstanding Class A common stock, it will have the right to nominate three directors (one of which must be independent); (iii) less than 20% but greater than or equal to 10% of the outstanding Class A common stock, it will have the right to nominate two directors; (iv) less than 10% but greater than or equal to 5% of the outstanding Class A common stock, it will have the right to nominate one director; and (iv) less than 5% of the outstanding Class A common stock, it will not have the right to nominate any directors. As long as the Vertiv Stockholder has the right to nominate at least one director, the Vertiv Stockholder shall have certain rights to appoint its nominees to committees of the Board of Directors and the Company shall take certain actions to ensure the number of directors serving on the Board of Directors does not exceed nine. In addition, the Stockholders Agreement provides that so long as the Company has any Executive Chairman or Chief Executive Officer as a named executive officer, the Company shall take certain actions to include such Executive Chairman or Chief Executive Officer on the slate of nominees recommended by the Board of Directors for election. The Stockholders Agreement also provides that, for so long as the Vertiv Stockholder holds at least 5% of our outstanding Class A common stock, the Vertiv Stockholder will have the right to designate an observer to attend meetings of the Board, subject to certain limitations.
Listing
Our Class A common stock, warrants and units are traded on the NYSE under the symbols “VRT,” “VRT WS” and “VERT.U,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our common stock or our warrants for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been an affiliate of us at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of our common stock or our warrants for at least six months but who are affiliates of us at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of our common stock then outstanding; or

•
the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is generally not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of August 4, 2020, we had 328,411,705 shares of Class A common stock outstanding. Of these shares, 69,000,000 shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144. All of the 17,250,000 founder shares owned by the Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. All of the 118,261,955 Stock Consideration Shares we issued to the Vertiv Stockholder as part of the Stock Consideration pursuant to the Merger Agreement and 123,900,000 PIPE Shares we issued to the PIPE Investors pursuant to the Subscription Agreements are also restricted securities for purposes of Rule 144 (other than those that have been sold pursuant to an effective registration statement). The registration statement of which this prospectus is a part registers for resale all of the Stock Consideration Shares held by the Vertiv Stockholder, PIPE Shares held by the PIPE Investors and founder shares held by the Initial Stockholders and 293,332 shares of Class A common stock underlying the units that are Other Registrable Securities, and we are obligated to maintain the effectiveness of such registration statement in accordance with the terms and conditions of the Amended and Restated Registration Rights Agreement or applicable Subscription Agreements.
As of August 4, 2020, there are approximately 33,533,301 warrants outstanding, consisting of 22,999,968 public warrants originally sold as part of the units issued in the IPO and 10,533,333 private placement warrants that were sold by GSAH to the Sponsor in a private sale prior to the IPO. Each warrant is exercisable for one share of our Class A common stock, in accordance with the terms of the warrant agreement governing the warrants. The public warrants are freely tradable, other than 73,332 public warrants underlying the units that are Other Registrable Securities. In addition, we have filed the registration statement of which this prospectus is a part under the Securities Act covering the 33,533,301 shares of our Class A common stock that may be issued upon exercise of the warrants and resales by the Selling Holders of the 10,533,333 private placement warrants and 73,332 public warrants underlying the units that are Other Registrable Securities, and we are obligated to maintain the effectiveness of such registration statement until the expiration or redemption of the warrants.
Of the 69,000,000 units sold in our IPO, 220,000 units were purchased by our affiliates and are restricted securities under Rule 144. We have filed the registration statement of which this prospectus is a part under the Securities Act covering resales by the Selling Holders of the 220,000 units that are Other Registrable Securities, and we are obligated to maintain the effectiveness of such registration statement in accordance with the terms and conditions of the Amended and Restated Registration Rights Agreement.
While we were formed as a shell company, since the completion of the Business Combination we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Lock-up Agreements
Founder Shares
Upon completion of the Business Combination, our founder shares automatically converted from Class B common stock into shares of Class A common stock. As of the date of this prospectus, the Initial Stockholders collectively own 17,250,000 founder shares. With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (1) February 7, 2021 and (2) (a) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on or after July 6, 2020, or (b) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. The reported sale price of the Class A common stock exceeded $12.00 per share for the 20 trading days since July 6, 2020, and consequently, the lock-up expired on July 31, 2020.
Stock Consideration Shares
Upon completion of the Business Combination, the Vertiv Stockholder acquired the Stock Consideration Shares pursuant to the terms and conditions of the Merger Agreement. As of August 4, 2020, the Vertiv Stockholder owned 118,261,955 Stock Consideration Shares.
Form S-8 Registration Statement
We filed a registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock issued or issuable under our Incentive Plan. Any such Form S-8 registration statement will become effective automatically upon filing. The initial registration statement on Form S-8 covers approximately 33.5 million shares of Class A common stock. Since these shares are registered, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to the Company regarding the beneficial ownership of shares of the Company’s Class A common stock as of August 4, 2020 by:
•
each person who is known to be the beneficial owner of more than 5% of the Company’s outstanding Class A common stock;

•
each of the Company’s executive officers and directors; and

•
all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, the Company believes that each person listed below has sole voting and investment power with respect to such shares.
Name and Address of Beneficial Owners(1)	Number of Shares	Ownership Percentage (%)
5% Holders (Other than Directors and Executive Officers)
VPE Holdings, LLC (the Vertiv Stockholder)(2)	118,261,955	36.01%
Directors and Executive Officers
David M. Cote(3)	15,889,167	4.84%
Rob Johnson	123,120	*
Roger Fradin(4)	368,333	*
Joseph van Dokkum(5)	25,000	*
Jacob Kotzubei	—	—
Matthew Louie	—	—
Edward L. Monser	44,000	—
Steven S. Reinemund(6)	368,333	*
Robin L. Washington(7)	10,000	*
Giordano Albertazzi	26,859	*
Andrew Cole	35,650	*
David J. Fallon	52,387	*
Colin Flannery	63,275	*
Jason M. Forcier	38,475	*
Sheryl Haislet	—	*
John Hewitt	35,650	*
Patrick Johnson	31,802	*
Steve Lalla	25,650	*
Stephen Liang	37,062	*
Gary Niederpruem	24,618	*
All directors and executive officers as a group (19 individuals)(8)	17,199,381	5.24%

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is 1050 Dearborn Drive, Columbus, Ohio 43085.

(2)
Represents shares owned directly by VPE Holdings, LLC, a Delaware limited liability company. Vertiv

JV Holdings, LLC owns a majority of the outstanding equity interests of VPE Holdings, LLC, and PE Vertiv Holdings, LLC owns a majority of the outstanding interests of Vertiv JV Holdings, LLC, and, accordingly, each may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. PE Vertiv Holdings, LLC is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Platinum Equity Investment Holdings III, LLC is the managing member of one of such funds and the managing member of the general partner of four of such funds. Through such positions, Platinum Equity Investment Holdings III, LLC has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv Holdings, LLC. Platinum Equity Investment Holdings Manager III, LLC is the managing member of Platinum Equity Investment Holdings III, LLC. Platinum Equity InvestCo, L.P. owns all of the economic interests in Platinum Equity Investment Holdings III, LLC. Platinum Equity Investment Holdings IC (Cayman), LLC is the general partner of Platinum Equity InvestCo LP. Platinum InvestCo (Cayman), LLC holds a controlling interest in Platinum Equity InvestCo LP. Platinum Equity, LLC is sole member of Platinum Equity Investment Holdings Manager III, LLC and Platinum Equity Investment Holdings III, LLC. Platinum Equity also indirectly controls the other funds that own equity interests of PE Vertiv Holdings, LLC. Mr. Tom Gores is the beneficial owner of Platinum Equity, LLC. Accordingly, as a result of their indirect ownership and control of each of VPE Holdings, LLC, Vertiv JV Holdings, LLC and PE Vertiv Holdings, LLC, each of Platinum Equity Investment Holdings, LLC, Platinum Equity Investment Holdings Manager, LLC, Platinum Equity InvestCo, L.P., Platinum Equity Investment Holdings IC (Cayman), LLC, Platinum InvestCo (Cayman), LLC, Platinum Equity, LLC and Mr. Tom Gores may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. Mr. Tom Gores disclaims beneficial ownership of the shares owned directly by VPE Holdings, LLC, except to the extent of his pecuniary interest therein. The business address of VPE Holdings, LLC and each party beneficially owning the shares held thereby is 360 North Crescent Drive, South Building, Beverly Hills, CA, 90210.
(3)
Interests shown include: (i) 8,572,500 founder shares held by Cote SPAC 1 LLC; (ii) 5,266,667 shares of Class A common stock underlying private placement warrants held by Cote SPAC 1 LLC; (iii) 2,000,000 shares of Class A common stock held by Atlanta Sons LLC; and (iv) 50,000 shares of Class A common stock held by Mr. Cote’s spouse. Mr. Cote is the manager of Cote SPAC 1 LLC and Atlanta Sons LLC. Mr. Cote disclaims beneficial ownership of the shares held by his spouse except to the extent of his pecuniary interest therein.

(4)
Interests shown include: (i) 35,000 founder shares; (ii) 133,333 shares of Class A common stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units); and (iii) 200,000 PIPE Shares.

(5)
Interests shown are held by Mr. Joseph van Dokkum and Mrs. Lynn van Dokkum, as tenants in common.

(6)
Interests shown include: (i) 35,000 founder shares; (ii) 133,333 shares of Class A common stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units) held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee; and (iii) 200,000 PIPE Shares held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee.

(7)
Interests show are held by the Carl and Robin Washington Revocable Trust. Carl D. Washington and Robin L. Washington are trustees of the Carl and Robin Washington Revocable Trust.

(8)
Interests shown include: (i) 5,266,667 shares of Class A common stock underlying the private placement warrants held by the Cote SPAC 1 LLC; (ii) 133,333 shares of Class A common stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units) held by Mr. Fradin; and (iii) 133,333 shares of Class A common stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units) held by a trust controlled by Mr. Reinemund.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
GSAH’s Related Party Transactions
Founder Shares
In May 2016, the Sponsor purchased 2,875,000 shares of Class B common stock for an aggregate price of $25,000, or approximately $0.0087 per share. On May 17, 2018, GSAH conducted a 1:6 stock split, resulting in the Sponsor holding 17,250,000 shares of Class B common stock. The financial statements of GSAH reflect the changes of the split retroactively for all periods prior to May 17, 2018. In May 2018, the Sponsor transferred 35,000 shares of Class B common stock to each of GSAH’s independent directors at their original purchase price. Immediately prior to the Business Combination, Sponsor distributed 8,572,000 shares of Class B common stock to each of the Sponsor Members.
The shares of Class B common stock were automatically convertible into shares of our Class A common stock at the time of GSAH’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, which anti-adjustment rights were waived in connection with the consummation of the Business Combination, including the PIPE Investment. As a result of such waiver, the 17,250,000 shares of the Class B common stock automatically converted into shares of our Class A common stock on a one-for-one basis upon the consummation of the Business Combination. We refer to the shares of Class B common stock and the shares of Class A common stock that they converted into upon the consummation of the Business Combination as the “founder shares.” The founder shares are identical to GSAH’s public shares, except that: (1) prior to the Business Combination, only holders of the founder shares had the right to vote on the election of directors; (2) the founder shares are subject to certain transfer restrictions, as described in more detail below; (3) the Sponsor and each of GSAH’s officer and directors are party to a letter agreement with us, pursuant to which they agreed to waive certain rights with respect to their shares prior to the consummation of the Business Combination; and (4) the holders of founder shares are entitled to registration rights pursuant to the Amended and Restated Registration Rights Agreement.
Subject to certain limited exceptions, the Initial Stockholders have agreed not to transfer, assign or sell any founder shares during the Sponsor Lock-up Period, which ends on the earlier of (1) February 7, 2021 and (2) (a) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on or after July 6, 2020, or (y) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. The reported sale price of the Class A common stock exceeded $12.00 per share for the 20 trading days since July 6, 2020, and consequently, the lock-up expired on July 31, 2020.
Private Placement Warrants
In connection with the completion of our IPO, the Sponsor purchased an aggregate of 10,533,333 private placement warrants, each exercisable to purchase one Class A common stock for $11.50 per share, at a price of $1.50 per private placement warrant, generating proceeds, before expenses, of $15,800,000. Immediately prior to the Business Combination, Sponsor distributed 5,266,667 private placement warrants to the Cote Sponsor Member and 5,266,666 private placement warrants to the GS Sponsor Member.
The private placement warrants will not be redeemable by us so long as they are held by the Sponsor Members or their respective permitted transferees. The Sponsor Members, or their respective permitted transfers, have the option to exercise the private placement warrants on a cashless basis and are entitled to certain registration rights pursuant to the Amended and Restated Registration Rights Agreement.
Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the Sponsor Members or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

Registration Rights
The Initial Stockholders were entitled to registration rights pursuant to a registration rights agreement, which was amended and restated in connection with the Business Combination. The Amended and Restated Registration Rights Agreement grants the RRA Parties certain Registration Rights with respect to their registrable securities. For additional information, see “Business Combination — Related Agreements — Amended and Restated Registration Rights Agreement.”
Related Party Notes
On April 9, 2018, the Sponsor loaned GSAH $300,000 in unsecured promissory notes. The funds were used to pay a portion of the expenses related to the IPO. The note was non-interest bearing, unsecured and was paid to the Sponsor in connection with the closing of the IPO.
Sponsor Commitment
On March 11, 2019, the GS Sponsor Member provided GSAH with a commitment pursuant to which the GS Sponsor Member agreed that, if funds are needed by the Company through June 12, 2020 to pay ordinary course expenses, the GS Sponsor Member would provide the Company with liquidity of up to an aggregate of $2.0 million. The GS Sponsor Member did not receive any additional interest in the Company in exchange for any such contribution and any liquidity provided under the commitment was to be in the form of a contribution with respect to the Sponsor’s founder shares. This commitment was terminated in connection with the consummation of the Business Combination.
Administrative Services Agreement
GSAH entered into an agreement to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities, administrative and support services. For the years ended December 31, 2019 and 2018 GSAH incurred expenses of $120,000 and $67,668, respectively under this agreement. The agreement was terminated at the closing of the Business Combination.
Subscription Agreements
Concurrently with the execution of the Merger Agreement, we entered into Subscription Agreements with the PIPE Investors, pursuant to which certain affiliates of GSAH and Vertiv subscribed for shares of our Class A common stock in connection with the PIPE Investment. The PIPE Investment was consummated in connection with the Business Combination, pursuant to which the following related parties purchased PIPE Shares at a price of $10.00 per shares:
•
GS ESC PIPE Investor, an affiliate of the Sponsor, purchased 8,000,000 PIPE Shares;

•
Cote PIPE Investor, an entity controlled by David M. Cote, purchased 2,000,000 PIPE Shares;

•
Mr. Cote’s spouse, purchased 50,000 PIPE Shares;

•
Members of Mr. Cote’s immediate family jointly purchased 15,000 PIPE Shares;

•
Roger Fradin, one of our directors, purchased 200,000 PIPE Shares;

•
A trust controlled by James F. Albaugh, a former director of GSAH, purchased 50,000 PIPE Shares;

•
A trust controlled by Steven S. Reinemund, one of our directors, purchased 200,000 PIPE Shares;

•
Robin L. Washington, one of our directors, purchased 10,000 PIPE Shares;

•
Joseph J. van Dokkum, one of our directors, and his spouse, jointly purchased 25,000 PIPE Shares;

•
Robert Johnson, one of our directors and executive officers, purchased 123,120 PIPE Shares;

•
David Fallon, one of our executive officers, purchased 52,387 PIPE Shares;

•
John Hewitt, one of our executive officers, purchased 35,650 PIPE Shares;

•
Jason Forcier, one of our executive officers, purchased 38,475 PIPE Shares;

•
Stephen Liang, one of our executive officers, purchased 37,062 PIPE Shares;

•
Andrew Cole, one of our executive officers, purchased 35,650 PIPE Shares;

•
Giordano Albertazzi, one of our executive officers, purchased 26,859 PIPE Shares;

•
Steve Lalla, one of our executive officers, purchased 25,650 PIPE Shares;

•
Pat Johnson, one of our executive officers, purchased 31,802 PIPE Shares;

•
Gary Niederpruem, one of our executive officers, purchased 24,618 PIPE Shares; and

•
Colin Flannery, one of our executive officers, purchased 17,825 PIPE Shares.

For additional information, see “Business Combination — Related Agreements — Subscription Agreements.”
Stockholders Agreement
At the closing of the Business Combination, the Sponsor Members and the Vertiv Stockholder entered into the Stockholders Agreement, which gives the Vertiv Stockholder the right to nominate up to four directors to our Board of Directors, subject to its ownership percentage of the total outstanding shares of Class A common stock. For additional information, see “Business Combination — Related Agreements — Stockholders Agreement.”
Related Party Payments
Goldman Sachs & Co. LLC acted as financial advisor to GSAH in connection with, and participated in certain of the negotiations leading to, the Business Combination. In connection with the Business Combination, an aggregate amount of approximately $50 million in deferred underwriting discount, advisory fees and placement agent fees, was paid to Goldman Sachs & Co. LLC, which payment was contingent upon completion of the Business Combination. Goldman Sachs & Co. LLC has provided certain financial advisory and/or underwriting services to GSAH from time to time for which the Investment Banking Division of Goldman Sachs & Co. LLC has received, and may receive, compensation, including having acted as sole bookrunner with respect to the GSAH’s IPO in June 2018. During the two year period ended December 10, 2019, Goldman Sachs & Co. LLC has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to GSAH of approximately $11.1 million. Prior to the Business Combination, Goldman Sachs & Co. LLC was an affiliate of GSAH and the Sponsor and is an affiliate of GS Sponsor Member and GS ESC PIPE Investor (Raanan A. Agus, one of GSAH’s directors prior to the Business Combination, is also a Participating Managing Director of Goldman Sachs).
Goldman Sachs & Co. LLC also has provided certain financial advisory and/or underwriting services to Vertiv Holdings from time to time, however, during the two year period ended December 10, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by Vertiv Holdings to provide financial advisory or underwriting services for which Goldman Sachs & Co. LLC has recognized compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Platinum Equity portfolio companies other than Vertiv from time to time for which the Investment Banking Division of Goldman Sachs & Co. LLC has received, and may receive, compensation, including having acted as joint bookrunner with respect to the offering by Husky IMS International Ltd. (“Husky”) of its 7.750% Senior Secured Notes due 2026 in March 2018; as joint lead agent with respect to a bank loan for Husky in March 2018; as joint lead agent with respect to a bank loan for Wyndham Worldwide Corporation’s European vacation rental business in April 2018; as joint lead agent with respect to a bank loan for USS Ultimate Holdings, Inc. in July 2018; as financial advisor to Exterion Media Group with respect to its sale in November 2018; and as bookrunning manager with respect to the public offering of 15,000,000 shares of Class A Common Stock of Verra Mobility Corporation in June 2019. During the two year period ended December 10, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to various Platinum Equity portfolio companies of approximately $40 million.
During the two year period ended December 10, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by David M. Cote to provide financial advisory or underwriting services for which Goldman Sachs & Co. LLC has recognized compensation. Goldman Sachs & Co. LLC may also in the future provide financial advisory and/or underwriting services to the Company, Vertiv Holdings, Platinum, David M. Cote and their respective affiliates and, as applicable, portfolio companies including portfolio companies of funds affiliated with Platinum, for which the Investment Banking Division of Goldman Sachs may receive compensation.
At the time of the Business Combination, affiliates of Goldman Sachs were lenders to Vertiv under the Prior Term Loan Facility and Prior Asset-Based Revolving Credit Facility, with an aggregate of approximately $23.5 million and approximately $16.3 million outstanding to such affiliates in the Prior Term Loan Facility and the Asset-Based Revolving Credit Facility, respectively at the time of the Business Combination. Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay approximately $1.29 billion of the outstanding indebtedness under the Term Loan Facility and $176 million of the outstanding indebtedness under the Asset-Based Revolving Credit Facility and, as a result, such affiliates received their pro rata portion of such proceeds. In addition, at the time of the Business Combination, affiliates of Goldman Sachs held an aggregate of approximately $180,000 of the Prior Notes. In connection with our refinancing transactions, on March 2, 2020, we amended and extended the maturity of the Prior Asset-Based Revolving Credit Facility and entered into the Term Loan Credit Agreement, with the borrowings thereunder used to repay or redeem, as applicable, in full the Prior Term Loan Facility and the Prior Notes. See “Prospectus Summary — Financing Transactions.”
Vertiv Related Party Transactions
Services agreement
Vertiv Group was a party to a corporate advisory services agreement (the “Services Agreement”), with Platinum Advisors. Under the terms of the Services Agreement, Platinum Advisors provided to Vertiv Group and its subsidiaries certain corporate advisory services. In consideration of these and other services, Vertiv Group paid an annual advisory fee to Platinum Advisors of no greater than $15.0 million. In addition to the fees paid to Platinum Advisors pursuant to the Services Agreement, Vertiv Group paid Platinum Advisors’ out-of-pocket expenses and costs paid to any person who is not managed by Platinum Advisors and in whom Platinum Advisors does not have a pecuniary interest, in each case incurred in connection with providing management services to Vertiv Group. For the years ended December 31, 2019, 2018 and 2017, Vertiv recorded $5.0 million, $5.0 million and $15.0 million, respectively in charges related to the Services Agreement. Additionally, for the years ended December 31, 2019 and 2018, Vertiv recorded $0.4 million and $0.9 million in charges related to other legal and consulting services and $1.3 million related to the Geist acquisition for the year ended December 31, 2018. For the year ended December 31, 2017, Vertiv recorded total charges of $22.2 comprised of $12.5, $4.3, $1.4, and $4.0 in transaction and financing fees incurred relating to the sale of Vertiv’s critical power business, financing fees on the net proceeds received from the 2022 Senior Notes, the purchase of Energy Labs during 2017, and fees and expense reimbursement under the Services Agreement. During the three months ended March 31, 2020 the Company recorded $0.5 million in charges related to the Services Agreement. The Services Agreement was terminated effective upon the closing of the Business Combination.
The corporate advisory services provided under the agreement include, but are not limited to, advice on the following topics: general corporate, financing, financial planning, management, administration, and commercial and marketing activities.
In addition, Platinum Advisors received a transaction fee of $25.0 million upon the closing of the Business Combination pursuant to a formula that is set out in the corporate advisory services agreement. The amount of this fee was treated as a Company Transaction Expense under the Merger Agreement, and so reduced the consideration that would otherwise have been paid to the Vertiv Stockholder. During the three months ended June 30, 2020, the Company received $5.5 million of cash related to a true-up of merger consideration in connection with the Business Combination.
Transactions with Affiliates of Platinum Equity
During 2017, Vertiv Holdings paid cash dividends to affiliates of Platinum Equity and Platinum Equity purchased and sold $50.0 million of the 2022 Senior Notes.

Vertiv also purchased and sold goods in the ordinary course of business with affiliates of Platinum Equity with purchases of $65.0 million, $56.6 million and $5.0 million for the years ended December 31, 2019, 2018 and 2017, respectively, and sales of $0.4 million and $0.2 million for the years ended December 31, 2019 and 2018, respectively, and accounts payable of $2.4 million and $0.5 million for the years ended December 31, 2019 and 2018, respectively. For the six months ended June 30, 2020 and 2019 purchases were $18.4 million and $31.1 million, respectively. See Note 13 to Vertiv Holdings consolidated financial statements for more information.
Employment of Family Members of Executive Officers
Certain family members of the Company’s executive officers were employed by Vertiv during 2017, 2018 and 2019, as set forth below.
Patrick Johnson serves as our Executive Vice President of Information Technology and Edge Infrastructure and previously served as Vertiv’s Executive Vice President of Information Technology and Edge Infrastructure from November 2017 to the consummation of the Business Combination. Patrick Johnson received total compensation of $141,044 for 2017, $450,539 for 2018 and $1,070,197 for 2019.
Richard Johnson, the brother of Rob Johnson and Patrick Johnson, serves as our Director of Global Strategic Clients and previously served as Vertiv’s Director of Global Strategic Clients from February 2018 to the consummation of the Business Combination. Richard Johnson received total compensation of $259,594 for 2018, and $283,223 for 2019.
Alexander Johnson, the son of Rob Johnson and nephew of Patrick Johnson, serves as our Manager Channel Accounts CDW and previously served as Vertiv’s Manager Channel Accounts CDW from April 2018 to the consummation of the Business Combination. Alexander Johnson received total compensation of $141,387 for 2018, and $227,015 for 2019.
Related Party Policy
We have adopted a written policy on transactions with “related persons,” defined in the policy as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of the Company’s voting securities, and their immediate family members. For purposes of this policy, a “related person transaction” is defined as any transaction, arrangement or relationship in which the Company is a participant, the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person had, has or will have a direct or indirect material interest. The Board, acting through those members of its audit committee who are not interested in the transaction in question, will review related person transactions to determine whether the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. If, after any such review, a related person transaction is determined to be in, or not inconsistent with, the best interests of the Company, then the related person transaction may be approved or ratified according to the procedures in the policy. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not practicable or desirable, then the chair of the audit committee may approve or ratify a related person transaction. In addition, the policy provides standing pre-approval for certain types of transactions that the audit committee has reviewed and determined shall be deemed pre-approved.

SELLING HOLDERS
This prospectus relates to the possible offer and resale by the Selling Holders of (i) up to 259,672,496 shares of Class A common stock (including 10,533,333 shares of Class A common stock that may be issued upon exercise of the private placement warrants, 17,250,000 founder shares, 113,333,876 PIPE Shares, 118,261,955 Stock Consideration Shares and 293,332 shares of Class A common stock underlying the units that are Other Registrable Securities); (ii) up to 10,606,665 warrants (including 10,533,333 private placement warrants and 73,332 public warrants underlying the units that are Other Registrable Securities); and (iii) up to 220,000 units that are Other Registrable Securities.
Concurrently with the IPO, Sponsor acquired the founder shares and the private placement warrants and distributed some of its founder shares to the other Initial Stockholders, who were the independent directors of GSAH. Immediately prior to the completion of the Business Combination, Sponsor dissolved and distributed its founder shares and private placement warrants to the Sponsor Members. Upon the consummation of the Business Combination, (i) the Vertiv Stockholder acquired the Stock Consideration Shares pursuant to the Merger Agreement, (ii) the PIPE Investors acquired the PIPE Shares pursuant to Subscription Agreements, (iii) the founder shares were converted from Class B common stock to Class A common stock and (iv) we entered into the Amended and Restated Registration Rights Agreement with the RRA Parties. The founder shares held by the Initial Stockholders, PIPE Shares held by the PIPE Investors, Stock Consideration Shares held by the Vertiv Stockholder and Other Registrable Securities are being registered by the registration statement of which this prospectus forms a part pursuant to the registration rights granted under certain of the Subscription Agreements and the Amended and Restated Registration Rights Agreement.
The Selling Holders may from time to time offer and sell any or all of the shares of Class A common stock, warrants and units set forth below pursuant to this prospectus. When we refer to the “Selling Holders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Holders’ interest in the shares of Class A common stock, warrants and/or units after the date of this prospectus such that registration rights shall apply to those securities.
The following tables are prepared based on information provided to us by the Selling Holders. It sets forth the name and address of the Selling Holders, the aggregate number of shares of Class A common stock that the Selling Holders may offer pursuant to this prospectus, and the beneficial ownership of the Selling Holders both before and after the offering. We have based percentage ownership prior to this offering on 328,411,705 shares of Class A common stock, 33,533,301 warrants and 4,140,413 units outstanding, in each case as of March 9, 2020. In calculating percentages of shares of Class A common stock owned by a particular Selling Holder, we treated as outstanding the number of shares of our Class A common stock issuable upon exercise of that particular Selling Holder’s warrants, if any, and did not assume the exercise of any other Selling Holder’s warrants.
We cannot advise you as to whether the Selling Holders will in fact sell any or all of such Class A common stock or warrants. In addition, the Selling Holders may sell, transfer or otherwise dispose of, at any time and from time to time, the Class A common stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Holders will have sold all of the securities covered by this prospectus upon the completion of the offering.
Unless otherwise indicated below, the address of each beneficial owner listed in the tables below is c/o Vertiv Holdings Co, 1050 Dearborn Drive, Columbus, Ohio, 43085.

Shares of Class A common stock
	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Number of Shares	%(1)	Number of Shares	%(1)	Number of Shares	%
VPE Holdings, LLC(2)	118,261,955	36.01%	118,261,955	36.01%	0	0%
Abu Dhabi Investment Authority(3)	15,000,000	4.57%	15,000,000	4.57%	0	0%
Eminence Capital, LP(4)	16,500,000	5.02%	16,500,000	5.02%	0	0%
Alyeska Investment Group, L.P.(5)	18,435,366	5.60%	15,000,000	4.56%	3,435,366	1.04%
Nomura Global Financial Products Inc.(6)	10,800,000	3.29%	5,400,000	1.64%	0	0%
Cote SPAC 1 LLC(7)	13,839,167	4.15%	13,839,167	4.15%	0	0%
GS Sponsor LLC(8)	13,839,166	4.15%	13,839,166	4.15%	0	0%
GSAH Investors Emp LP(9)	7,459,000	2.27%	7,459,000	2.27%	0	0%
BlackRock, Inc.(10)	10,800,000	3.29%	10,800,000	3.29%	0	0%
Aranda Investments Pte. Ltd.(11)	5,000,000	1.52%	5,000,000	1.52%	0	0%
Investment Corporation of Dubai(12)	5,000,000	1.52%	5,000,000	1.52%	0	0%
Adage Capital Partners, LP(13)	1,385,000	*	1,385,000	*	0	0%
FMR LLC(14)	11,456,603	3.49%	11,456,603	3.49%	0	0%
Baron Small Cap Fund(15)	6,000,000	1.83%	4,000,000	1.22%	2,000,000	*
Tradeinvest Asset Management Company (BVI) Ltd.(16)	2,910,580	*	2,910,580	*	0	0%
Sculptor Capital Management, Inc.(17)	2,500,000	*	2,500,000	*	0	0%
Atlanta Sons LLC(18)	2,000,000	*	2,000,000	*	0	0%
Integrated Core Strategies (US) LLC(19)	5,270,514	1.60%	1,894,299	*	3,376,215	1.02%
Hudson Bay Master Fund Ltd(20)	2,029,303	*	1,695,970	*	333,333	*
Brookside Capital Trading Fund, L.P.(21)	902,097	*	568,764	*	333,333	*
Beckensfield Limited(22)	1,157,281	*	1,157,281	*	0	0%
Waterbeck Group Limited(23)	1,157,281	*	1,157,281	*	0	0%
Steven S Reinemund(24)	368,333	*	368,333	*	0	0%
Roger Fradin(25)	368,333	*	368,333	*	0	0%
James Albaugh(26)	111,666	*	111,666	*	0	0%
Joseph van Dokkum(27)	25,000	*	25,000	*	0	0%
Robin Washington(28)	10,000	*	10,000	*	0	0%
Giordano Albertazzi	26,859	*	26,859	*	0	0%
Andrew Cole	35,650	*	35,650	*	0	0%
David J. Fallon	52,387	*	52,387	*	0	0%
Colin Flannery	17,825	*	17,825	*	0	0%
Jason M. Forcier	38,475	*	38,475	*	0	0%
John Hewitt	35,650	*	35,650	*	0	0%
Patrick Johnson	31,802	*	31,802	*	0	0%
Steve Lalla	25,650	*	25,650	*	0	0%
Stephen Liang	37,062	*	37,062	*	0	0%
Gary Niederpruem	24,618	*	24,618	*	0	0%
Additional Selling Holders(29)	1,515,000	*	1,515,000	*	0	0%

*
Less than 1%.

(1)
Based upon 328,411,705 shares of Class A common stock outstanding as of March 9, 2020.

(2)
Represents shares owned directly by VPE Holdings, LLC, a Delaware limited liability company. Vertiv

JV Holdings, LLC owns a majority of the outstanding equity interests of VPE Holdings, LLC, and PE Vertiv Holdings, LLC owns a majority of the outstanding interests of Vertiv JV Holdings, LLC, and, accordingly, each may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. PE Vertiv Holdings, LLC is directly owned by six private equity investment funds, none of which private equity investment funds individually has the power to direct the voting or disposition of shares beneficially owned. Platinum Equity Investment Holdings III, LLC is the managing member of one of such funds and the managing member of the general partner of four of such funds. Through such positions, Platinum Equity Investment Holdings III, LLC has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv Holdings, LLC. Platinum Equity Investment Holdings Manager III, LLC is the managing member of Platinum Equity Investment Holdings III, LLC. Platinum Equity InvestCo, L.P. owns all of the economic interests in Platinum Equity Investment Holdings III, LLC. Platinum Equity Investment Holdings IC (Cayman), LLC is the general partner of Platinum Equity InvestCo LP. Platinum InvestCo (Cayman), LLC holds a controlling interest in Platinum Equity InvestCo LP. Platinum Equity, LLC is sole member of Platinum Equity Investment Holdings Manager III, LLC and Platinum Equity Investment Holdings III, LLC. Platinum Equity also indirectly controls the other funds that own equity interests of PE Vertiv Holdings, LLC. Mr. Tom Gores is the beneficial owner of Platinum Equity, LLC. Accordingly, as a result of their indirect ownership and control of each of VPE Holdings, LLC, Vertiv JV Holdings, LLC and PE Vertiv Holdings, LLC, each of Platinum Equity Investment Holdings, LLC, Platinum Equity Investment Holdings Manager, LLC, Platinum Equity InvestCo, L.P., Platinum Equity Investment Holdings IC (Cayman), LLC, Platinum InvestCo (Cayman), LLC, Platinum Equity, LLC and Mr. Tom Gores may be deemed to beneficially own the shares owned directly by VPE Holdings, LLC. Mr. Tom Gores disclaims beneficial ownership of the shares owned directly by VPE Holdings, LLC, except to the extent of his pecuniary interest therein. The business address of VPE Holdings, LLC and each party beneficially owning the shares held thereby is 360 North Crescent Drive, South Building, Beverly Hills, CA, 90210.
(3)
The business address of Abu Dhabi Investment Authority is 211 Corniche Street, P.O. Box 3600, Abu Dhabi. Abu Dhabi Investment Authority is a public institution wholly owned by the Government of the Emirate of Abu Dhabi and subject to its supervision.

(4)
Includes (i) 14,906,921 shares of Class A common stock held by Eminence Holdings LLC and (ii) 1,593,079 shares of Class A common stock held by EC Longhorn LLC. Eminence Capital, LP serves as the investment adviser to, and may be deemed to have shared voting and dispositive power over the shares of Class A common stock held by, Eminence Holdings LLC and EC Longhorn LLC. Ricky C. Sandler is the Chief Executive Officer of Eminence Capital, LP and may be deemed to have shared voting and dispositive power over the shares of Class A common stock held by Eminence Holdings LLC and EC Longhorn LLC. The business address of Eminence Capital, LP is 399 Park Avenue, 25th Floor, New York, NY 10022.

(5)
Includes (i) 13,747,476 shares of Class A common stock (including 634,248 shares of Class A common stock underlying public warrants) held by Alyeska Master Fund, L.P.; (ii) 4,536,668 shares of Class A common stock (including 209,302 shares of Class A common stock underlying public warrants) held by Alyeska Master Fund 2, L.P.; and (iii) 151,222 shares of Class A common stock (including 6,977 shares of Class A common stock underlying public warrants) held by Alyeska Master Fund 3, L.P. Alyeska Master Fund, L.P., Alyeska Master Fund 2, L.P. and Alyeska Master Fund 3, L.P. (the “Alyeska Stockholders”) are controlled by their respective general partners Alyeska Fund GP, LLC, Alyeska Fund 2 GP, LLC and Alyeska Fund 3 GP, LLC, (collectively, the “Alyeska GP Entities”). The Alyeska GP Entities appointed Alyeska Investment Group, L.P. (“Alyeska Investment Manager”) to act as their investment manager. Alyeska Investment Manager has voting and investment control of the shares held by the Alyeska Stockholders. Anand Parekh is the Chief Executive Officer of Alyeska Investment Manager and may be deemed to be the beneficial owner of the securities held by the Alyeska Stockholders. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Alyeska Stockholders. The business address of Alyeska Investment Group, L.P. is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

(6)
Includes 5,400,000 shares of Class A common stock that may be acquired upon settlement of OTC derivative contracts. Nomura Global Financial Products Inc. is a wholly owned subsidiary of Nomura Holdings, Inc. (NYSE: NMR). The business address of Nomura Global Financial Products Inc. is 309 West 49th Street, New York, New York 10019.

(7)
Includes: (i) 8,572,500 founder shares and (ii) 5,266,667 shares of Class A common stock underlying the private placement warrants. David M. Cote is the manager of Cote SPAC 1 LLC. Mr. Cote is also the manager of Atlanta Sons LLC and may be deemed to beneficially own the 2,000,000 shares of Class A common stock held by Atlanta Sons LLC. Mr. Cote may also be deemed to beneficially own 50,000 shares of Class A common stock held by his spouse. Mr. Cote disclaims beneficial ownership of the shares held by his spouse except to the extent of his pecuniary interest therein. Interest shown do not reflect the securities held by Atlanta Sons LLC or Mr. Cote’s spouse. The business address of Cote SPAC 1 LLC is 717 Northshore Drive, Anna Maria, Florida 34216.

(8)
Includes: (i) 8,572,500 founder shares and (ii) 5,266,666 shares of Class A common stock underlying the private placement warrants. The business address of GS Sponsor Member is 200 West Street, New York, New York 10282. GS Sponsor Member is a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. may be deemed to beneficially own the private placement warrants held by the Sponsor by virtue of their direct and indirect ownership, respectively, over GS Sponsor Member. Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. disclaims beneficial ownership of any such warrants except to the extent of their respective pecuniary interest therein.

(9)
GSAH Investors Emp LP is a limited partnership controlled by its general partner and its investment manager, both of which are indirect wholly-owned subsidiaries of The Goldman Sachs Group, Inc. Prior to the Business Combination, (i) the Sponsor was jointly owned by GS Sponsor Member and Cote Sponsor Member and (ii) Raanan Agus, a Participating Managing Director of Goldman Sachs, served as a member of GSAH’s board of directors. In addition to the registrable securities held by GSAH Investor Emp LP, Goldman Sachs holds common stock and warrants of the Company. Goldman Sachs also serves as lender to the Company. Goldman Sachs has also previously acted as financial advisor and placement agent to GSAH. Following the effectiveness of this shelf registration statement, each limited partner of GSAH Investors Emp LP will have the right to request that GSAH Investors Emp LP use its reasonable efforts to sell a portion of the registrable securities held by GSAH Investors Emp LP. The business address of GSAH Investors Emp LP is 200 West Street, New York, New York 10282.

(10)
The registered holders of the referenced shares are the following funds and accounts under management by investment adviser subsidiaries of BlackRock, Inc.: BlackRock Global Funds — Global Allocation Fund, BlackRock Global Funds — Global Dynamic Equity Fund, BlackRock Global Allocation Collective Fund, BlackRock Global Allocation Fund (Australia), BlackRock Global Allocation Fund, Inc., BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc. and BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc. BlackRock, Inc. is the ultimate parent holding company of such investment adviser entities. On behalf of such investment adviser entities, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such investment adviser subsidiaries and such portfolio managers and/or investment committee members is 1 University Square Drive, Princeton, NJ 08540. Interests shown include only the securities registered for resale and may not incorporate all shares deemed to be beneficially held by BlackRock, Inc.

(11)
Aranda Investments Pte. Ltd. is an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited. The business address of Aranda Investments Pte. Ltd. is 60B Orchard Road, #06-18 Tower 2, The Atrium @ Orchard, Singapore 238891.

(12)
Investment Corporation of Dubai is controlled by the Government of Dubai. The business address of Investment Corporation of Dubai is Levels 5&6, Gate Village Building 7, DIFC, Dubai, UAE.

(13)
Adage Capital Partners, LP is controlled by its general partner Adage Capital Partners, GP, LLC, which is controlled by its managing member, Adage Capital Advisors, LLC. The business address of Adage Capital Partners, LP is 200 Clarendon St. 52nd floor, Boston, CA 02210.

(14)
Includes: (i) 450,000 shares of Class A common stock held by Fidelity Rutland Square Trust II: Strategic Advisers Core Fund; (ii) 600,000 shares of Class A common stock held by Fidelity Rutland Square Trust II : Strategic Advisers Fidelity U.S. Total Stock Fund — FIAM US Equity Subportfolio;

(iii) 2,000,000 shares of Class A common stock held by Fidelity Securities Fund: Fidelity Growth & Income Portfolio; (iv) 450,000 shares of Class A common stock held by Variable Insurance Products Fund III: Growth & Income Portfolio; (v) 160,000 shares of Class A common stock held by Fidelity Advisor Series I: Fidelity Advisor Growth & Income Fund; (vi) 4,500,000 shares of Class A common stock held by Fidelity Hastings Street Trust: Fidelity Series Growth & Income Fund; (vii) 850,000 shares of Class A common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund; (viii) 350,000 shares of Class A common stock held by Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund; (ix) 800,000 shares of Class A common stock held by FIAM Target Date Large Cap Stock Commingled Pool; (x) 25,000 shares of Class A common stock held by Fidelity Large Cap Stock Institutional Trust; (xi) 29,000 shares of Class A common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund; (xii) 1,100,000 shares of Class A common stock held by Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund; (xiii) 61,271 shares of Class A common stock held by Fidelity Select Portfolios: Industrials Portfolio; (xiv) 63,796 shares of Class A common stock held by Fidelity Advisor Series VII: Fidelity Advisor Industrials Fund; and (xv) 17,536 shares of Class A common stock held by Variable Insurance Products Fund IV: Industrials Portfolio, all of the foregoing entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 200 Seaport Blvd. V12E, Boston, Massachusetts 02210.
(15)
Baron Small Cap Fund is an investment company registered under the Investment Company Act of 1940 and its business address is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(16)
Tradeinvest Asset Management Company (BVI) Ltd. is controlled by Sarkis D. Izmirlian and its business address is 6th Floor, Lyford Cay House, Western Road, P.O. Box N-7776 (Slot 193), Nassau, New Providence, Bahamas.

(17)
Includes: (i) 2,199,250 shares of Class A common stock held by Sculptor Master Fund, LTD. and (ii) 300,750 shares of Class A common stock held by Sculptor Enhanced Master Fund, LTD. Sculptor Capital LP is the investment manager of both Sculptor Master Fund, LTD. and Sculptor Enhanced Master Fund, LTD., which is controlled by its general partner Sculptor Capital Holding Corporation, a wholly owned subsidiary of Sculptor Capital Management, Inc. (NYSE: SCU), a publicly traded company. The business address of Sculptor Capital Management, Inc. is 9 West 57th Street, 39th Floor, New York, NY 10019.

(18)
David M. Cote is the manager of Atlanta Sons LLC. Mr. Cote is also the manager of Cote SPAC 1 LLC and may be deemed to beneficially own the 13,839,167 shares of Class A common stock held by Cote SPAC 1 LLC (consisting of 8,572,500 founder shares and 5,266,667 shares of Class A common stock underlying the private placement warrants). Mr. Cote may also be deemed to beneficially own 50,000 shares of Class A common stock held by his spouse. Mr. Cote disclaims beneficial ownership of the shares held by his spouse except to the extent of his pecuniary interest therein. Interest shown do not reflect the securities held by Cote SPAC 1 LLC or Mr. Cote’s spouse. The business address of Atlanta Sons LLC is 717 Northshore Drive, Anna Maria, Florida 34216.

(19)
Includes: (i) 2,100 shares of our Class A common stock held by Integrated Assets, Ltd.; (ii) 309,172 shares of our Class A common stock held by ICS Opportunities II LLC; (iii) 237,775 shares of our Class A common stock held by ICS Opportunities, Ltd.; and (iv) 4,721,467 shares of our Class A common stock (including 1,088,098 shares of our Class A common stock underlying public warrants) held by Integrated Core Strategies (US) LLC. The business address of Integrated Core Strategies (US) LLC is c/o Millennium Management LLC, 666 Fifth Avenue, 8th Floor, New York, New York 10103. Millennium Management LLC is a registered investment advisor and the general partner of the managing member of Integrated Core Strategies (US) LLC. Millennium Management LLC is also the general partner of the 100% owner of Integrated Assets, Ltd., ICS Opportunities II LLC and ICS Opportunities, Ltd. Millennium International Management LP is the investment manager of each of Integrated Assets, Ltd., ICS Opportunities II LLC and ICS Opportunities, Ltd. Millennium Management LLC may be deemed to have shared voting control and investment discretion over the shares of our Class A common stock held by Integrated Core Strategies (US) LLC, Integrated Assets, Ltd., ICS Opportunities II LLC and ICS Opportunities, Ltd. Millennium International Management LP may be deemed to have shared voting control and investment discretion over the shares of our Class A common stock held by Integrated Assets, Ltd., ICS Opportunities II LLC and ICS Opportunities, Ltd. Millennium Group Management LLC is the managing member of Millennium Management LLC and the general partner of Millennium International Management LP and may also be deemed to have shared voting control and investment discretion over the shares of our Class A common stock held by Integrated Core Strategies (US) LLC, Integrated Assets, Ltd, ICS Opportunities II LLC and ICS Opportunities, Ltd. The managing member of Millennium Group Management LLC is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over the shares of our Class A common stock held by Integrated Core Strategies (US) LLC, Integrated Assets, Ltd, ICS Opportunities II LLC and ICS Opportunities, Ltd. The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium International Management LP, Millennium Group Management LLC or Mr. Englander as to the beneficial ownership of the shares of our Class A common stock held by Integrated Core Strategies (US) LLC, Integrated Assets, Ltd., ICS Opportunities II LLC and ICS Opportunities, Ltd.
(20)
Includes 333,333 shares of our Class A common stock underlying the public warrants. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The business address of Hudson Bay Master Fund Ltd. is c/o Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor, New York, NY 10017.

(21)
Includes 333,333 shares of Class A common stock underlying the public warrants held by Brookside Capital Trading Fund, L.P. (“Brookside Trading Fund”). Voting and investment decisions on behalf of the Brookside Trading Fund are made by the members of Bain Capital Public Equity Management II, LLC, which has sole authority and discretion over the investment decisions of Bain Capital Public Equity Management, LLC, which is the general partner of Brookside Capital Investors, L.P., which is the general partner of Brookside Trading Fund. The business address of the Brookside Trading Fund is 200 Clarendon Street, Boston, Massachusetts 02116.

(22)
Beckensfield Limited is controlled by Athanasios Laskaridis. The business address of Beckensfield Limited is c/o Attendus Trust Company AG, 12 Bahnhofstrasse, 6301 ZUG, Switzerland.

(23)
Waterbeck Group Limited is controlled by Panagiotis Laskaridis. The business address of Waterbeck Group Limited is c/o Attendus Trust Company AG, 12 Bahnhofstrasse, 6301 ZUG, Switzerland.

(24)
Includes: (i) 35,000 founder shares; (ii) 133,333 shares of Class A commons stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units) held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee; and (iii) 200,000 PIPE Shares held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee.

(25)
Includes: (i) 35,000 founder shares; (ii) 133,333 shares of Class A commons stock underlying the units (including 100,000 shares of Class A common stock and 33,333 shares of Class A common stock issuable upon exercise of the public warrants comprising the units); and (iii) 200,000 PIPE Shares.

(26)
Includes: (i) 35,000 founder shares held by Mr. Albaugh; (ii) 26,666 shares of Class A commons stock underlying the units (including 20,000 shares of Class A common stock and 6,666 shares of Class A common stock issuable upon exercise of the public warrants comprising the units) held by Mr. Albaugh; and (iii) 50,000 PIPE Shares held by the James F. Albaugh Living Trust, of which Mr. Albaugh is trustee.
(27)
Interests shown are held by Mr. Joseph van Dokkum and Mrs. Lynn van Dokkum, as tenants in common.

(28)
Interests show are held by the Carl and Robin Washington Revocable Trust. Carl D. Washington and Robin L. Washington are trustees of the Carl and Robin Washington Revocable Trust.

(29)
The disclosure with respect to the remaining Selling Holders is being made on an aggregate basis, as opposed to an individual basis, because their aggregate holdings are less than 1% of the outstanding shares of our Class A common stock.

Warrants
	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Number of Warrants	%(1)	Number of Warrants	%(1)	Number of Warrants	%
GS Sponsor LLC(2)	5,266,666	15.71%	5,266,666	15.71%	0	0%
Cote SPAC 1 LLC(3)	5,266,667	15.71%	5,266,667	15.71%	0	0%
Roger Fradin(4)	33,333	*	33,333	*	0	0%
Steven S. Reinemund(5)	33,333	*	33,333	*	0	0%
James Albaugh(6)	6,666	*	6,666	*	0	0%

*
Less than one percent.

(1)
Based upon 33,533,301 warrants outstanding as of March 9, 2020.

(2)
The business address of GS Sponsor Member is 200 West Street, New York, New York 10282. GS Sponsor Member is a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. may be deemed to beneficially own the private placement warrants held by the Sponsor by virtue of their direct and indirect ownership, respectively, over GS Sponsor Member. Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. disclaims beneficial ownership of any such warrants except to the extent of their respective pecuniary interest therein.

(3)
David M. Cote is the manager of Cote SPAC 1 LLC. The business address of Cote SPAC 1 LLC is 717 Northshore Drive, Anna Maria, Florida 34216.

(4)
Includes 33,333 public warrants underlying the units held by Mr. Fradin.

(5)
Includes 33,333 public warrants underlying the units held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee.

(6)
Includes 6,666 public warrants underlying the units held by Mr. Albaugh.

Units
	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
Name of Selling Holder	Number of Units	%(1)	Number of Units	%(1)	Number of Units	%
Roger Fradin	100,000	2.42%	100,000	2.42%	0	0%
Steven S. Reinemund(2)	100,000	2.42%	100,000	2.42%	0	0%
James Albaugh	20,000	*	20,000	*	0	0%

*
Less than one percent.

(1)
Based upon 4,140,413 units outstanding as of March 9, 2020

(2)
Includes 100,000 units held by 2017 Steven S Reinemund GRAT, of which Mr. Reinemund is trustee.

Material Relationships with the Selling Holders
For a description of our relationships with the Selling Holders and their affiliates see the sections entitled “Business Combination,” “Management” “Certain Relationships and Related Transactions” and “Executive Compensation.”
Other Material Relationships
The GS ESC PIPE Investor is a limited partnership of which the general partner and the investment manager are indirect wholly owned subsidiaries of The Goldman Sachs Group, Inc. (The Goldman Sachs Group, Inc., together with its subsidiaries and affiliates, including the Selling Holder is referred to as “Goldman Sachs”). Prior to the Business Combination, (i) Sponsor was jointly owned by GS Sponsor Member and Cote Sponsor Member and (ii) Raanan Agus, a Participating Managing Director of Goldman Sachs, served as a member of GSAH’s board of directors. In addition to the PIPE Shares held by GS ESC PIPE Investor, Goldman Sachs holds common stock and warrants of the Company. Goldman Sachs also serves as lender to the Company. Goldman Sachs has also previously acted as financial advisor and placement agent to GS Acquisition Holding Corp. For additional information regarding Goldman Sachs’ relationship with the Company, please see “Business Combination” and “Certain Relationships and Related Transactions” (and the related definitions set forth in the section titled “Selected Definitions”).
David Cote, the Executive Chairman of the Company, is a member of the Temasek Americas Advisory Panel, for which he is consulted for advice on Temasek Holdings (Private) Limited’s operations in the United States. Aranda Investments Pte. Ltd., one of the Selling Holders, is an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 33,533,301 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock, including the public warrants and the private placement warrants. We are also registering the resale by the Selling Holders or their permitted transferees of (i) up to 259,672,496 shares of Class A common stock (including 10,533,333 shares of Class A common stock that may be issued upon exercise of the private placement warrants, 17,250,000 founder shares, 113,333,876 PIPE Shares, 118,261,955 Stock Consideration Shares and 293,332 shares of Class A common stock underlying the units that are Other Registrable Securities) and (ii) up to 10,606,665 warrants (including 10,533,333 private placement warrants and 73,332 public warrants underlying the units that are Other Registrable Securities).
The Selling Holders may offer and sell, from time to time, their respective shares of Class A common stock, warrants and units covered by this prospectus. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Holders may sell their securities by one or more of, or a combination of, the following methods:
•
on the NYSE, in the over-the-counter market or on any other national securities exchange on which our securities are listed or traded;

•
in privately negotiated transactions;

•
in underwritten transactions;

•
in a block trade in which a broker-dealer will attempt to sell the offered securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•
through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•
in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;

•
through the distribution of the securities by any Selling Holder to its partners, members or stockholders;

•
in short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•
by pledge to secured debts and other obligations;

•
to or through underwriters or agents;

•
“at the market” or through market makers or into an existing market for the securities;

•
any other method permitted pursuant to applicable law.

The Selling Holders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the Selling Holders and, at the time of the determination, may be higher or lower than the market price of our securities on the NYSE or any other exchange or market.
The Selling Holders may also sell our securities short and deliver the securities to close out their short positions or loan or pledge the securities to broker-dealers that in turn may sell the securities. The shares may be sold directly or through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters (which may include the prospective underwriters, as defined below) on a firm commitment or best-efforts basis. The Selling Holders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the Selling Holders. The Selling Holders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Holders or from purchasers of the offered securities for whom they may act as agents. In addition, underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Holders and any underwriters, dealers or agents participating in a distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by the Selling Holders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.
The Selling Holders party to Subscription Agreements or the Amended and Restated Registration Rights Agreement have agreed, and the other Selling Holders may agree, to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Holders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities offered in this prospectus by the Selling Holders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the Selling Holders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the securities under this prospectus, the Selling Holders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.
Prospective underwriters, dealers or agents
The Selling Holders may offer the shares of Class A common stock or the other securities described in this prospectus through one or more underwriters, dealers or agents, including J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Evercore Group L.L.C. and Guggenheim Securities, LLC (the “prospective underwriters, dealers or agents”), and any such additional underwriters, dealers or agents that may be identified from time to time. The terms of any such offering will be described in a prospectus supplement.
Other relationships
Certain of the prospective underwriters, dealer or agents and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerages and other financial and non-financial activities and services. Certain of the prospective underwriters, dealer or agents and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions for these transactions.
In addition, from time to time, in the ordinary course of their business activities, the prospective underwriters, dealer or agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The prospective underwriters, dealer or agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In connection with the Separation, J.P. Morgan Securities LLC, along with Centerview Partners LLC, acted as a financial advisor to Emerson and, in connection therewith, was paid a “finder’s fee” by Emerson. J.P. Morgan Securities, LLC also served as our financial advisor in connection with Vertiv’s disposition of ASCO Power to Schneider Electric USA, Inc. which was completed on October 31, 2017, for which they received customary fees and commissions in connection therewith. In addition, J.P. Morgan Securities, LLC acted as financial advisor to Vertiv in connection with the Business Combination, for which they received customary fees and commissions in connection therewith, and Goldman Sachs & Co. LLC acted as financial advisor and placement agent to GSAH in connection with, and participated in certain of the negotiations leading to, the Business Combination, for which they have received customary fees and commissions in deferred underwriting discount, advisory fees and placement agent fees, which payment was contingent upon completion of the Business Combination. In addition, prior to the consummation of the Business Combination, on the Closing Date, (i) the Sponsor, was jointly owned by GS Sponsor, LLC, an affiliate of Goldman Sachs & Co. LLC, and Cote SPAC 1 LLC and (ii) Raanan Agus, a Participating Managing Director of The Goldman Sachs Group, Inc., an affiliate of Goldman Sachs & Co. LLC, served as a member of GSAH’s board of directors. See the sections entitled “Business Combination” and “Certain Relationships and Related Transactions” in the accompanying prospectus.
In addition, certain affiliates of Goldman Sachs & Co. LLC own, as of August 4, 2020, in the aggregate 6.20% of our issued and outstanding Class A common stock, of which (i) GS Sponsor, LLC, a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc, an affiliate of Goldman Sachs & Co. LLC, owns 4.21% which includes (x) 8,572,500 shares of our Class A common stock and (ii) 5,266,666 shares of our Class A common stock underlying the private placement warrants, and (y) GSAH Investors Emp LP, a limited partnership controlled by its general partner and its investment manager, both of which are indirect wholly-owned subsidiaries of The Goldman Sachs Group, Inc. an affiliate of Goldman Sachs & Co. LLC, owns 1.99% of our Class A common stock (or 6,528,800 shares of our Class A common stock). Each of GSAM Holdings LLC and The Goldman Sachs Group, Inc. may be deemed to beneficially own the private placement warrants held by the Sponsor, by virtue of their direct and indirect ownership, respectively, over GS Sponsor, LLC. See the section entitled “Selling Holders” in the accompanying prospectus.
In addition, certain of the prospective underwriters, dealer or agents and their respective affiliates acted as initial purchasers for the offering of the 2022 Senior Notes, the 2024 Senior Notes and/or the 2024 Senior Secured Notes for which they have received customary fees and commissions, which were each refinanced in connection with the Business Combination. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent and swingline lender under the Asset-Based Revolving Credit Facility and the Amendment to the Asset-Based Revolving Credit Facility, and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. and/or their respective affiliates acted as joint bookrunners and joint lead arrangers under the Asset-Based Revolving Credit Facility and the Amendment and are lenders and issuing banks thereunder, and, in connection therewith, each have received and may continue to receive customary fees and commissions. In addition, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is the administrative agent under the

Term Loan Facility, and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. and/or their respective affiliates acted as joint bookrunners and joint lead arrangers under the Term Loan Facility and were initial lenders thereunder, and, in connection therewith, have received and may continue to receive customary fees and commissions.
Lock-up Agreements
Certain of our stockholders have entered into lock-up agreements. Although some of our large shareholders were subject to a lock-up, the lock-up periods have already ended, and some of our large shareholders have never been subject to a lock-up with respect to their securities. See “Business Combination ― Related Agreements” and “Securities Act Restrictions on Resale of Securities ― Lock-up Agreements.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our units, Class A common stock and warrants, which we refer to collectively as our securities. This summary is based upon U.S. federal income tax law as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., banks and other financial institutions, insurance companies, broker-dealers, tax-exempt entities (including private foundations), taxpayers that have elected mark-to-market accounting, entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes (and investors therein), regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, investors that will hold Class A common stock or warrants as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss U.S. federal tax consequences other than income tax consequences (e.g., estate or gift tax consequences), any state, local, or non-U.S. tax considerations or the Medicare tax or alternative minimum tax. In addition, this summary is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”). No ruling from the Internal Revenue Service, (the “IRS”) has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below.
For purposes of this summary, a “U.S. Holder” is a beneficial holder of securities who or that, for U.S. federal income tax purposes, is:
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an individual who is a United States citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

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a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of securities who or that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership considering an investment in our securities, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our securities.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

General Treatment of Units
There is no authority directly addressing the treatment, for U.S. federal income tax purposes, of instruments with terms substantially the same as the units and, therefore, their treatment is not entirely clear. The acquisition of a unit should be treated for U.S. federal income tax purposes as the acquisition of one share of our Class A common stock and one-third of one warrant to acquire one share of our Class A common stock. Each holder of a unit must allocate the purchase price paid by such holder for such unit between the share of Class A common stock and the warrant based on their respective relative fair market values. A holder’s initial tax basis in the Class A common stock and the warrant included in each unit should equal the portion of the purchase price of the unit allocated thereto. The separation of the Class A common stock and warrant constituting a unit should not be a taxable event for U.S. federal income tax purposes.
The foregoing treatment of the units and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there is no authority that directly addresses instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Each prospective investor should consult its tax advisors regarding the U.S. federal income tax consequences of an investment in a unit (including alternative characterizations of a unit and its components). The following discussion is based on the assumption that the characterization of the Class A common stock and warrants and the allocation described above are respected for U.S. federal income tax purposes.
U.S. Holders
Taxation of Distributions
If we pay distributions to U.S. Holders of shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will first be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock (determined separately for each share). Any remaining excess (determined separately for each share) will be treated as gain recognized on the sale or other taxable disposition of the Class A common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.
Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period and other applicable requirements are satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period and other applicable requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock
A U.S. Holder will recognize gain or loss on a sale, taxable exchange or other taxable disposition of our Class A common stock (other than a redemption, which is described separately below under “— Redemption of Class A Common Stock”). Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock so disposed of exceeds one year. The amount of gain or loss recognized with respect to a share of Class A common stock will generally be equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the Class A common stock is held as part of a unit at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A common stock based upon the then fair market values of the Class A common stock and the warrant included in the unit) and (2) the U.S. Holder’s adjusted tax basis in such share. A U.S. Holder’s adjusted tax basis in a share of its Class A common stock will generally equal the U.S. Holder’s acquisition cost of such share (that is, as discussed above, the portion of the purchase price of a unit allocated to a share of Class A common stock or, as discussed below, the U.S. Holder’s initial basis for Class A common stock received upon exercise of a warrant) less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations.
Redemption of Class A Common Stock
In the event that a U.S. Holder’s Class A common stock is redeemed by us, including pursuant to an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of Class A common stock under the tests described below, the tax consequences to the U.S. Holder will be the same as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” above. If the redemption does not qualify as a sale of Class A common stock, the U.S. Holder generally will be treated as receiving a distribution, the tax consequences of which are described above under “U.S. Holders — Taxation of Distributions.” Whether the redemption qualifies for sale treatment will depend primarily on the total number of shares of our stock treated as held by the U.S. Holder (including any Class A common stock constructively owned by the U.S. Holder as a result of owning warrants) both before and after the redemption. The redemption of Class A common stock will generally be treated as a sale of the Class A common stock (rather than as a distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the warrants. A redemption of a U.S. Holder’s Class A common stock will generally be substantially disproportionate with respect to the U.S. Holder if the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of such Class A common stock is, among other requirements, less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock (including any Class A common stock constructively owned by the U.S. Holder as a result of owning warrants). The redemption of the Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult its tax advisors as to the tax consequences of a redemption, including the application of the constructive ownership rules described above.
If none of the foregoing tests is satisfied, the redemption will be treated as a distribution, the tax consequences of which are described under “U.S. Holders — Taxation of Distributions,” above. In such event, any tax basis of the U.S. Holder in the redeemed Class A common stock should be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Exercise of a Warrant
Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will not recognize gain or loss upon the exercise of a warrant. The U.S. Holder’s tax basis in a share of our Class A common stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s initial investment in the warrant (i.e., the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant, as described above under “— General Treatment of Units”) and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the Class A common stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrants.
The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A common stock received would generally equal the holder’s tax basis in the warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant (but, in either case, the holding period will not include the period during which the U.S. Holder held the warrants). If, however, the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock would include the holding period of the warrant.
It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder would be deemed to have surrendered a number of warrants having a value equal to the exercise price. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Class A common stock represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Class A common stock received would equal the sum of the U.S. Holder’s initial investment in the warrants exercised (i.e., the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrant, as described above under “— General Treatment of Units”) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant (but, in either case, the holding period will not include the period during which the U.S. Holder held the warrants).
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A common stock received, there can be no assurance which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
Sale, Exchange, Redemption or Expiration of a Warrant
Upon a sale, exchange (other than by exercise), redemption (other than a redemption for Class A common stock), or expiration of a warrant, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration (or, if the warrant is held as part of a unit at the time of the disposition of the unit, the portion of the amount realized on such disposition that is allocated to the warrant based on the then fair market values of the warrant and the Class A common stock constituting such unit) and (2) the U.S. Holder’s tax basis in the warrant (that is, the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant, as described above under “— General Treatment of Units”). Such gain or loss will generally be treated as long-term capital gain or loss if the warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. The deductibility of capital losses is subject to certain limitations.
A redemption of warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants — Public Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, a U.S. Holder should not recognize any gain or loss on the redemption of warrants for shares of our Class A common stock. A U.S. Holder’s aggregate tax basis in the shares of Class A common stock received in the redemption should equal its aggregate tax basis in its warrants redeemed and its holding period for the shares of Class A common stock received in redemption of its warrants should include its holding period for the surrendered warrants.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described under “U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest.
Non-U.S. Holders
Taxation of Distributions
In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will first be applied against and reduce (but not below zero) the non-U.S. Holder’s adjusted tax basis in our Class A common stock (determined separately for each share). Any remaining excess (determined separately for each share) will be treated as gain recognized on the sale or other taxable disposition of the Class A common stock and will be treated as described under “Non-U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below. In addition, if we determine that we have been classified as a “United States real property holding corporation” (“USRPHC”) at any time during specified periods (see “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below), the applicable withholding agent may withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.
Unless an applicable income tax treaty provides otherwise, any dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. In addition, if the non-U.S. Holder is a corporation, a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may be imposed on the non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments).
Exercise of a Warrant
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”
Redemption of Warrants for Class A Common Stock
A redemption of warrants for Class A common stock described in this prospectus under “Description of Securities — Warrants — Public Warrants” should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, a non-U.S. Holder should not recognize any gain or loss on the redemption of warrants for shares of our Class A common stock. A non-U.S. Holder’s aggregate tax basis in the shares of Class A common stock received in the redemption should equal its aggregate tax basis in its warrants redeemed and its holding period for the shares of Class A common stock received in redemption of its warrants should include its holding period for the surrendered warrants.
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants
A non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock or an expiration or redemption of our warrants, in each case without regard to whether those securities were held as part of a unit, unless:
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the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States;

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the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

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we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock (the “Applicable USRPHC Period”), and, in the case where shares of our Class A common stock are treated as regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock (or more than certain specified threshold amounts of our warrants) at any time within the Applicable USRPHC Period.

Unless an applicable income tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. A non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments). Gain described in the second bullet point above will generally be subject to U.S. federal income tax at a flat rate of 30% (or lower applicable treaty rate). Non-U.S. Holders should consult their tax advisors regarding possible eligibility for benefits under income tax treaties.
If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on a sale or other taxable disposition of our Class A common stock or warrants will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. In addition, if our Class A common stock ceases to be regularly traded on an established securities market, a buyer of our Class A common stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a USRPHC if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a USRPHC, however there can be no assurance in this regard. Non-U.S. Holders should consult their tax advisors regarding the application of these rules.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such holders as a distribution. A non-U.S. Holder that is deemed to receive a constructive distribution would be subject to U.S. federal income tax withholding, as described under “Non-U.S. Holders — Taxation of Distributions,” in the same manner as if such non-U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash.
Redemption of Class A Common Stock
The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s Class A common stock will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Class A common stock, as described under “U.S. Holders — Redemption of Class A Common Stock” above, and the consequences of the redemption to the non-U.S. Holder generally will be as described above under “Non-U.S. Holders — Taxation of Distributions” and “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants,” as applicable.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), whether such institutions are beneficial owners or intermediaries, unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. tax authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity (whether such entity is a beneficial owner or intermediary) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. tax authorities. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

LEGAL MATTERS
Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York has passed upon the validity of the Class A common stock, warrants and units covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The audited consolidated financial statements of Vertiv Holdings, LLC as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 (collectively referred to as the “consolidated financial statements”) and the related notes to the consolidated financial statements, have been included in this prospectus in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
Vertiv Holdings is controlled by investment funds managed by Platinum Equity. The consolidated financial statements of Vertiv Holdings as of and for each of the three years in the period ended December 31, 2019 were audited by EY, a member firm of Ernst & Young Global Limited (“EYG”) in the United States, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).
In the third and fourth quarters of 2019, four employees of a member firm of EYG in Romania (“EY Romania”), held employment discussions with Vertiv Holdings at its shared service center in Romania while performing certain audit planning and related procedures for the shared service center. 2019 is the first year EY Romania and these individuals participated in the audit of Vertiv Holdings’ consolidated financial statements under PCAOB standards. Two of these employees were staff accountants and the other two were senior accountants. Holding employment discussions with an audit client while serving as a member of the audit engagement team is inconsistent with the SEC and PCAOB auditor independence rules. One individual was hired by Vertiv Holdings in its financial planning and analysis group in a role that is not a financial reporting oversight role. This individual’s three-week employment with Vertiv Holdings was terminated as a result of this issue. The other three professionals remain with EY Romania and have been removed from the EY Romania audit engagement team assigned to audit Vertiv Holdings’ consolidated financial statements. All audit work completed by these individuals has been discarded and has been or will be performed by other members of the EY Romania audit engagement team.
In June 2018, a portfolio company ultimately controlled by Platinum Equity acquired a company (“Entity A”) which became a sister affiliate of Vertiv Holdings due to common control. A member firm of EYG in the Netherlands (“EY Netherlands”) provided value-added tax (“VAT”) compliance and representation services to Entity A from 2009 to 2018. As a VAT representative, Dutch law considers EY Netherlands jointly liable with Entity A for the VAT liabilities for a five-year statutory period. Dutch law limits the annual VAT liability based on revenue earned in the Netherlands, and the calculated maximum statutory liability is further limited to five times the annual calculation based on the five-year statute of limitations. The joint liability functions similarly to EY Netherlands providing a guarantee to the Dutch tax authorities of Entity A’s VAT obligations, a financial relationship that is inconsistent with the SEC and PCAOB independence rules as it establishes the appearance of an impermissible mutuality of interest. To effectively eliminate any potential obligations of EY Netherlands resulting from the VAT representation services, Entity A made cash deposits into the bank account owned by the Dutch tax authority equal to the unfunded portion of the maximum potential VAT liability. EY Netherlands terminated the services and withdrew its VAT representation of Entity A, which became effective on January 1, 2019 when another VAT representative was named. Although EY Netherlands remains jointly liable for any VAT obligations during the VAT representation period until January 1, 2024, the Dutch tax authority is required to satisfy any additional VAT obligations from the cash deposits from Entity A it maintains. Since the maximum potential VAT liability is fully funded with cash deposits held by the Dutch tax authority, EY Netherlands in substance is no longer at risk of being compelled to satisfy Entity A’s VAT obligations. The total fees collected for the service and the maximum liability are not material to EY Netherlands, Entity A, Platinum Equity, or Vertiv Holdings. This matter has not and will not impact Vertiv Holdings’ consolidated financial statements, nor EY’s related audit procedures or judgments.

In February 2017, a first-year staff accountant employee of EY held employment discussions with and was eventually hired in a staff level role by a subsidiary of a portfolio company (“Entity B”) ultimately controlled by Platinum Equity. The entity at which the employment discussions occurred is a sister affiliate of Vertiv Holdings by virtue of common control. These discussions occurred while the EY staff accountant was performing certain audit related procedures for Entity B subsequent to the issuance of EY’s audit report on the 2016 financial statements of Entity B. Holding employment discussions with an audit client, including its affiliates, while serving as a member of the audit engagement team is inconsistent with the SEC and PCAOB auditor independence rules. Upon identification, the individual was removed from the Entity B engagement team and subsequently resigned from EY in March 2017. The individual was not in a financial reporting oversight role at Entity B, and Platinum Equity disposed of its ownership in Entity B in October 2018.
After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters did not and do not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of Vertiv Holdings’ consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Vertiv Holdings’ management and audit committee concur with EY’s conclusions.
CHANGE IN AUDITOR
On February 7, 2020, the Board approved the engagement of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2020. During the years ended December 31, 2019, 2018 and 2017 and the subsequent period through February 7, 2020, neither we, nor anyone on our behalf consulted with EY, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at www.vertiv.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
EARNINGS (LOSS)
VERTIV HOLDINGS Co
(Dollars in millions except for per share data)
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net sales:
Net sales – products	$1,397.4	$1,678.6
Net sales – services	505.6	510.3
Net sales	1,903.0	2,188.9
Costs and expenses:
Cost of sales – products	978.5	1,179.9
Cost of sales – services	291.1	294.7
Cost of sales	1,269.6	1,474.6
Selling, general and administrative expenses	491.2	549.7
Loss on extinguishment of debt	174.0	—
Other deductions, net	83.8	67.0
Interest expense, net	99.1	156.4
Income (loss) before income taxes	(214.7)	(58.8)
Income tax expense	28.0	34.5
Net income (loss)	$(242.7)	$(93.3)
Earnings (loss) per share:
Basic	$(0.85)	$(0.79)
Diluted	$(0.85)	$(0.79)
Weighted-average shares outstanding:
Basic	284,534,285	118,261,955
Diluted	284,534,285	118,261,955

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
VERTIV HOLDINGS Co
(Dollars in millions)
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income (loss)	$(242.7)	$(93.3)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(42.4)	(4.7)
Interest rate swaps	(35.5)	—
Tax receivable agreement	16.2	—
Pension	(0.2)	—
Comprehensive income (loss)	$(304.6)	$(98.0)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
VERTIV HOLDINGS Co
(Dollars in millions)
	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$369.7	$223.5
Accounts receivable, less allowances of $25.1 and $19.9, respectively	1,185.0	1,212.2
Inventories	467.9	401.0
Other current assets	180.6	180.7
Total current assets	2,203.2	2,017.4
Property, plant and equipment, net	407.1	428.2
Other assets:
Goodwill	600.0	605.8
Other intangible assets, net	1,341.1	1,441.6
Deferred income taxes	8.2	9.0
Other	170.3	155.4
Total other assets	2,119.6	2,211.8
Total assets	$4,729.9	$4,657.4
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt and short-term borrowings	$42.2	$—
Accounts payable	613.4	636.8
Accrued expenses and other liabilities	761.6	867.7
Income taxes	23.3	15.2
Total current liabilities	1,440.5	1,519.7
Long-term debt, net	2,409.0	3,467.3
Deferred income taxes	111.2	124.7
Other long-term liabilities	418.3	250.5
Total liabilities	4,379.0	5,362.2
Equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value, 700,000,000 shares authorized, 328,411,705 and 118,261,955 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	—	—
Additional paid-in capital	1,638.0	277.7
Accumulated deficit	(1,243.3)	(1,000.6)
Accumulated other comprehensive (loss) income	(43.8)	18.1
Total equity (deficit)	350.9	(704.8)
Total liabilities and equity	$4,729.9	$4,657.4

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
VERTIV HOLDINGS Co
(Dollars in millions)
	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash flows from operating activities:
Net loss	$(242.7)	$(93.3)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	28.5	28.4
Amortization	72.0	72.2
Deferred income taxes	(5.9)	(10.4)
Amortization of debt discount and issuance costs	7.6	14.7
Loss on extinguishment of debt	174.0	—
Capitalized software write-off	12.3	—
Changes in operating working capital	(168.6)	(89.9)
Other	1.1	(3.3)
Net cash used for operating activities	(121.7)	(81.6)
Cash flows from investing activities:
Capital expenditures	(13.2)	(23.0)
Investments in capitalized software	(6.2)	(10.6)
Proceeds from disposition of property, plant and equipment	—	5.0
Net cash used for investing activities	(19.4)	(28.6)
Cash flows from financing activities:
Borrowings from ABL revolving credit facility	324.2	251.8
Repayments of ABL revolving credit facility	(199.1)	(361.1)
Proceeds from short-term borrowings	20.2	—
Proceeds from the issuance of 10.00% Notes	—	114.2
Borrowing on Term Loan, net of discount	2,189.0	—
Repayment on Term Loan	(5.5)	—
Repayment on Prior Term Loan	(2,070.0)	—
Repayment of Prior Notes	(1,370.0)	—
Payment of redemption premiums	(75.0)	—
Payment of debt issuance cost	(11.2)	—
Proceeds from reverse recapitalization, net	1,832.5	—
Payment to Vertiv Stockholder	(341.6)	—
Net cash provided by financing activities	293.5	4.9
Effect of exchange rate changes on cash and cash equivalents	(6.2)	0.3
Increase (decrease) in cash, cash equivalents and restricted cash	146.2	(105.0)
Beginning cash, cash equivalents and restricted cash	233.7	225.3
Ending cash, cash equivalents and restricted cash	$379.9	$120.3
Changes in operating working capital
Accounts receivables	$27.2	$(11.5)
Inventories	(66.9)	34.6
Other current assets	(1.2)	(33.9)
Accounts payable	(21.1)	(106.1)
Accrued expenses and other liabilities	(116.0)	7.1
Income taxes	9.4	19.9
Total changes in operating working capital	$(168.6)	$(89.9)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTOF EQUITY (DEFICIT)
VERTIV HOLDINGS Co
(Dollars in millions)
	Share capital		Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance at December 31, 2018, as originally reported	1,000,000	$—	$277.7	$(859.8)	$41.8	$(540.3)
Conversion of units of share capital	117,261,955	—	—	—	—	—
Balance at December 31, 2018, as recasted(1)	118,261,955	—	277.7	(859.8)	41.8	(540.3)
Net loss	—	—	—	(74.3)	—	(74.3)
Other comprehensive income, net of tax	—	—	—	—	6.7	6.7
Balance as of March 31, 2019, as recasted(1)	118,261,955	$—	$277.7	$(934.1)	$48.5	$(607.9)
Balance as of March 31, 2019, as originally reported	1,000,000	—	277.7	(934.1)	48.5	(607.9)
Conversion of units of share capital	117,261,955	—	—	—	—	—
Balance as of March 31, 2019, as recasted(1)	118,261,955	—	277.7	(934.1)	48.5	(607.9)
Net loss	—	—	—	(18.9)	—	(18.9)
Other comprehensive loss, net of tax	—	—	—	—	(11.4)	(11.4)
Balance as of June 30, 2019, as recasted(1)	118,261,955	—	277.7	(953.0)	37.1	(638.2)
Balance at December 31, 2019, as originally reported	1,000,000	$—	$277.7	$(1,000.6)	$18.1	$(704.8)
Conversion of units of share capital	117,261,955	—	—	—	—	—
Balance at December 31, 2019, as recasted(1)	118,261,955	—	277.7	(1,000.6)	18.1	(704.8)
Tax Receivable Agreement	—	—	(133.4)	—	—	(133.4)
Net loss	—	—	—	(268.9)	—	(268.9)
Stock issuance	123,900,000	—	1,195.1	—	—	1,195.1
Merger recapitalization	86,249,750	—	295.8	—	—	295.8
Stock-based Compensation	—	—	0.7	—	—	0.7
Other comprehensive loss, net of tax	—	—	—	—	(52.6)	(52.6)
Balance at March 31, 2020	328,411,705	$—	$1,635.9	$(1,269.5)	$(34.5)	$331.9
Net income	—	—	—	26.2	—	26.2
Stock-based Compensation	—	—	2.5	—	—	2.5
Other merger adjustment	—	—	(0.4)	—	—	(0.4)
Other comprehensive loss, net of tax	—	—	—	—	(9.3)	(9.3)
Balance at June 30, 2020	328,411,705	$—	$1,638.0	$(1,243.3)	$(43.8)	$350.9
(1)   The shares and earnings per share available to holders of the Company’s ordinary shares, prior to the Business Combination, have been recasted as shares reflecting the exchange ratio established in the Business Combination (1.0 Vertiv Holdings share to 118.261955 Vertiv Holdings Co shares).

Vertiv Holdings Co
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Dollars in millions, except as otherwise specified and per share amounts)
(1)   DESCRIPTION OF BUSINESS
Vertiv Holdings Co (“Holdings Co”, and together with its majority-owned subsidiaries, “Vertiv”, “we”, “our”, or “the Company”), formerly known as GS Acquisition Holdings Corp (“GSAH”), provides mission-critical infrastructure technologies and life cycle services for data centers, communication networks, and commercial and industrial environments. Vertiv’s offerings include power conditioning and uninterruptible power systems, thermal management, integrated data center control devices, software, monitoring, and service. Vertiv manages and reports results of operations for three business segments: Americas; Asia Pacific; and Europe, Middle East & Africa.
Vertiv Holdings Co was originally incorporated in Delaware on April 25, 2016 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 12, 2018, GSAH consummated its initial public offering (the “IPO”) of 69,000,000 units, including 9,000,000 units issued pursuant to the exercise by the underwriters of their option to purchase additional units in full, at a price of $10.00 per unit, generating proceeds to GSAH of  $690.0 before underwriting discounts and expenses. Simultaneously with the closing of the IPO, GSAH closed the private placement of an aggregate of 10,533,333 warrants, each exercisable to purchase one share of Class A common stock at an exercise price of  $11.50 per share (the “private placement warrants” and, together with the public warrants, the “warrants”), initially issued to GS DC Sponsor I LLC, a Delaware limited liability company, at a price of  $1.50 per private placement warrant, generating proceeds of  $15.8.
On February 7, 2020 (the “Closing Date”), Vertiv Holdings Co consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of December 10, 2019 (the “Merger Agreement”), by and among GSAH, Vertiv Holdings, LLC, a Delaware limited liability company (“Vertiv Holdings”), VPE Holdings, LLC, a Delaware limited liability company (the “Vertiv Stockholder”), Crew Merger Sub I LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“First Merger Sub”), and Crew Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of GSAH (“Second Merger Sub”). As contemplated by the Merger Agreement, (1) First Merger Sub merged with and into Vertiv Holdings, with Vertiv Holdings continuing as the surviving entity (the “First Merger”) and (2) immediately following the First Merger and as part of the same overall transaction as the First Merger, Vertiv Holdings merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity and renamed “Vertiv Holdings, LLC” (collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”).
The aggregate merger consideration paid by GSAH in connection with the consummation of the Business Combination was approximately $1,526.2 (the “Merger Consideration”). The Merger Consideration was paid in a combination of cash and stock. The amount of cash consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was $341.6. The remainder of the consideration paid to the Vertiv Stockholder upon the consummation of the Business Combination was stock consideration (“Stock Consideration”), consisting of 118,261,955 newly-issued shares of our Class A common stock (the “Stock Consideration Shares”), which shares were valued at $10.00 per share for purposes of determining the aggregate number of shares of our Class A common stock payable to the Vertiv Stockholder as part of the Merger Consideration. In addition, the Vertiv Stockholder is entitled to receive additional future cash consideration with respect to the Business Combination in the form of amounts payable under a Tax Receivable Agreement, dated as of the Closing Date, by and between the Company and the Vertiv Stockholder (the “Tax Receivable Agreement”). See Note 11 to the unaudited condensed consolidated financial statements for additional information.

Concurrently with the execution of the Merger Agreement, Vertiv Holdings Co entered into subscription agreements with certain investors and executive officers (“PIPE Investors”). The PIPE Investors subscribed for 123,900,000 shares of Class A common stock for an aggregate purchase price equal to $1,239.0 (the “PIPE Investment”). The Company used $1,464.0 of the proceeds from the Business Combination to pay down its existing debt. Acquisition-related transaction costs and related charges are not included as a component of consideration transferred but were charged against the proceeds from the PIPE Investment and the trust account.
In connection with the Business Combination, GS Acquisition Holdings Corp changed its name to Vertiv Holdings Co and changed the trading symbols for its units, each unit representing one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock, that were issued in the IPO (less the number of units that have been separated into the underlying shares of Class A common stock and underlying warrants (the “public warrants”) upon the request of the holder thereof) (the “units”). Class A common stock and public warrants on the NYSE were changed from “GSAH.U,” “GSAH” and “GSAH WS,” to “VERT.U,” “VRT” and “VRT WS,” respectively. As a result of the Business Combination, Vertiv Holdings Co became the owner, directly or indirectly, of all of the assets of Vertiv and its subsidiaries, and the Vertiv Stockholder holds a portion of the Company’s Class A common stock.
The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with US GAAP. This determination was primarily based on post Business Combination relative voting rights, composition of the governing board, management, and intent of the Business Combination. Under this method of accounting, GSAH was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Vertiv issuing stock for the net assets of GSAH, which primarily consisted of cash held in its trust account, accompanied by a recapitalization. The net assets of the Company were stated at historical cost, with no goodwill or other intangible assets recorded. Reported amounts from operations included herein prior to the Business Combination are those of Vertiv.
(2)   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and the rules and regulations of the Securities and Exchange Commission and include the accounts of the Company and its subsidiaries in which the Company has a controlling interest. These condensed consolidated interim financial statements do not include all of the information and footnotes required for complete financial statements. In management’s opinion, these financial statements reflect all adjustments of a normal, recurring nature necessary for a fair presentation of the results for the interim periods presented.
The preparation of financial statements in conformity with GAAP in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates. Results for these interim periods are not necessarily indicative of results to be expected for the full year due to, among other reasons, the continued uncertainty of general economic conditions due to the COVID-19 pandemic that is impacting our sales channels, supply chain, manufacturing operations, workforce, or other key aspects of our operations.
The notes included herein should be read in conjunction with the audited consolidated financial statements included in the Company’s Current Report on Form 8 K/A for the year ended December 31, 2019. The December 31, 2019 information has been derived from the Company’s annual financial statements included in Form 8 K/A for the year ended December 31, 2019.
Recently Adopted Accounting Pronouncements
Effective January 1, 2020 we adopted the Financial Accounting Standards Board Accounting Standards Update (“ASU”) 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a service contract hosting arrangement with those of developing or obtaining internal-use software. The guidance was adopted prospectively to all implementation costs incurred after the date of adoption, which are now recorded in other assets in the current year compared to intangible assets in the prior year on the unaudited condensed consolidated balance sheets and payments are recorded in cash flows from operating activities in the current year compared to investing activities in the prior year on the unaudited condensed consolidated statement of cash flows.
Effective January 1, 2020, we adopted ASU 2016-13—Financial Instruments—Credit Losses (Topic 326), a new standard to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of the standard did not have a significant impact on the unaudited condensed consolidated financial statements.
(3)   REVENUE
The Company recognizes revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Disaggregation of Revenues
Beginning in the second quarter of 2020, sales were moved within product and service offering categories to reflect a strategic realignment within the Company’s matrix organizational structure. Comparative results for the six months ended June 30, 2019 have been adjusted to reflect this modification. Additionally, product and service offering category names were revised as follows: Services & software solutions changed to Service & spares and I.T. edge & infrastructure changed to Integrated rack solutions. There was no change in the description of the Critical infrastructure & solutions offering.
The following table disaggregates our revenue by product and service offering and timing of transfer of control:
	Six months ended June 30, 2020
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:
Critical infrastructure & solutions	$490.4	$318.5	$204.8	$1,013.7
Services & spares	322.7	167.3	131.9	621.9
Integrated rack solutions	138.3	60.9	68.2	267.4
Total	$951.4	$546.7	$404.9	$1,903.0
Timing of revenue recognition:
Products and services transferred at a point in time	$645.6	$417.7	$319.2	$1,382.5
Products and services transferred over time	305.8	129.0	85.7	520.5
Total	$951.4	$546.7	$404.9	$1,903.0

	Six months ended June 30, 2019
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:(2)
Critical infrastructure & solutions	$650.8	$336.1	$258.5	$1,245.4
Services & spares	324.9	174.5	143.5	642.9
Integrated rack solutions	154.0	71.7	74.9	300.6
Total	$1,129.7	$582.3	$476.9	$2,188.9
Timing of revenue recognition:
Products and services transferred at a point in time	$833.4	$451.4	$389.8	$1,674.6
Products and services transferred over time	296.3	130.9	87.1	514.3
Total	$1,129.7	$582.3	$476.9	$2,188.9
(2)   Comparative results for Critical infrastructure & solutions, Services & spares and Integrated rack solutions for the six months ended June 30,2019 have been adjusted by $(65.8), $10.7, and $55.1, respectively, to reflect the strategic realignment described above.
The opening and closing balances of our current and long-term contract assets and current and long-term deferred revenue are as follows:
	Balances at June 30, 2020	Balances at December 31, 2019
Deferred revenue – current(3)	$190.2	$160.9
Deferred revenue – noncurrent(4)	37.9	41.3
Other contract liabilities – current(3)	36.0	39.8
(3)   Current deferred revenue and contract liabilities are included within accrued expenses and other liabilities.
(4)   Noncurrent deferred revenue is recorded within other long-term liabilities.
Deferred revenue consists primarily of maintenance, extended warranty and other service contracts. We expect to recognize revenue of  $11.6, $13.8 and $12.5 in the last six months of 2021, fiscal year 2022, and thereafter, respectively.
(4)   RESTRUCTURING COSTS
Restructuring costs include expenses associated with the Company’s efforts to continually improve operational efficiency and deploy assets to remain competitive on a worldwide basis. Start-up and moving costs include costs of moving fixed assets, employee training and relocation. Vacant facility costs include security, maintenance, utilities and other costs. The Company expects full year 2020 restructuring expense to be approximately $8.0; however, due to the ongoing impact of COVID-19, the company is continuing to reassess its operations which may lead to further restructuring actions in 2020, and thereafter. This expense primarily will relate to severance and benefits as part of the organizational re-alignment initiatives.

Restructuring costs by business segment are as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2019
Americas	$1.0	$0.8
Asia Pacific	0.2	0.1
Europe, Middle East & Africa	0.8	4.5
Corporate	(0.7)	—
Total	$1.3	$5.4
The change in the liability for the restructuring of operations during the six months ended June 30, 2020 are as follows:
	December 31, 2019	Expense	Paid/utilized	June 30, 2020
Severance and benefits	$21.6	$0.6	$(12.7)	$9.5
Lease and contract terminations	—	—	—	—
Vacant facility and other shutdown costs	0.6	—	(0.1)	0.5
Start-up and moving costs	—	0.7	(0.7)	—
Total	$22.2	$1.3	$(13.5)	$10.0
The change in the liability for the restructuring of operations during the six months ended June 30, 2019 are as follows:
	December 31, 2018	Expense	Paid/utilized	June 30, 2019
Severance and benefits	$24.6	$4.4	$(11.7)	$17.3
Lease and contract terminations	—	—	—	—
Vacant facility and other shutdown costs	1.2	0.6	(0.7)	1.1
Start-up and moving costs	—	0.4	(0.4)	—
Total	$25.8	$5.4	$(12.8)	$18.4
(5)   GOODWILL AND OTHER TANGIBLES
Goodwill by business segment is as follows:
	Americas	Asia Pacific	Europe, Middle East & Africa	Total
Balance, December 31, 2019	$374.5	$50.3	$184.0	$605.8
Foreign currency translation	(1.4)	(1.4)	(3.0)	(5.8)
Balance June 30, 2020	$370.1	$48.9	$181.0)	$600.0

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:
As of June 30, 2020	Gross	Accumulated amortization	Net
Customer relationships	$1,083.5	$(308.5)	$775.0
Developed technology	324.3	(121.4)	202.9
Capitalized software	91.0	(41.9)	49.1
Trademarks	38.7	(14.8)	23.9
Total finite-lived identifiable intangible assets	$1,537.5	$(486.6)	$1,050.9
Indefinite-lived trademarks	290.2	—	290.2
Total intangible assets	$1,827.7	$(486.6)	$1,341.1
As of December 31, 2019	Gross	Accumulated amortization	Net
Customer relationships	$1,099.2	$(268.2)	$831.0
Developed technology	328.2	(105.4)	222.8
Capitalized software	103.3	(35.8)	67.5
Trademarks	38.6	(12.4)	26.2
Favorable operating leases	2.1	(2.1)	—
Total finite-lived identifiable intangible assets	$1,571.4	$(423.9)	$1,147.5
Indefinite-lived trademarks	294.1	—	294.1
Total intangible assets	$1,865.5	$(423.9)	$1,441.6
Total intangible asset amortization expense for the three and six months ended June 30, 2020 and 2019 was $35.7, $36.8 and $72.0, $72.2, respectively.
During the quarter ended June 30, 2020, management changed its strategy on the ERP platform that was being implemented in the Americas segment. As a result, the Company recognized a write-off of approximately $12.3, consisting primarily of capitalized software costs, which is recorded as a corporate expense, within other deductions, net in the unaudited condensed consolidated statement of earnings (loss).
The Company considered the overall macroeconomic conditions as a result of the COVID-19 pandemic and the uncertainty surrounding the global economy and concluded that it was not more likely than not that the fair value of its three reporting units declined below their carrying value and therefore an interim quantitative impairment test was not required at June 30, 2020. The present uncertainty surrounding the global economy due to the COVID-19 pandemic increases the likelihood that adverse changes in key assumptions used to determine the fair value of reporting units like sales estimates, cost factors, discount rates and stock price could result in interim quantitative goodwill impairment tests and non-cash goodwill impairments in future periods.
In view of the COVID-19 pandemic the Company also reviewed its indefinite-lived tradename intangible assets and concluded that it was not more likely than not the fair value of such tradename assets were below its carrying value. However, uncertainty surrounding the impact of the COVID-19 pandemic increases the likelihood that adverse changes in key assumptions used to determine the fair value of indefinite-lived intangibles like sales estimates or discount rates could result in interim quantitative tradename impairments tests and non-cash tradename impairments in future periods. Additionally, uncertainty around the current macroeconomic environment could result in changes to the Company’s marketing and branding strategy which also could impact the carrying value or estimated useful lives of the Company’s tradenames.

(6)   DEBT
Long-term debt, net, consists of the following as of June 30, 2020 and December 31, 2019:
	June 30, 2020	December 31, 2019
Term Loan due 2027	$2,194.5	$—
ABL Revolving Credit Facility	269.9	145.2
Term Loan due 2023	—	2,070.0
9.250% Notes due 2024	—	750.0
12.00%/13.00% Senior PIK Toggle Notes due 2022	—	500.0
10.00% Notes due 2024	—	120.0
Unamortized discount and issuance costs	(33.4)	(117.9)
	2,431.0	3,467.3
Less: Current Portion	(22.0)	—
Total long-term debt, net of current portion	$2,409.0	$3,467.3
Contractual maturities of the Company’s debt obligations as of June 30, 2020 are shown below:
	Term loan	ABL	Short-term borrowings	Total
Remainder of 2020	$11.0	$—	$20.2	$31.2
2021	22.0	—	—	22.0
2022	22.0	—	—	22.0
2023	22.0	—	—	22.0
2024	22.0	—	—	22.0
2025	22.0	269.9	—	291.9
Thereafter	2,073.5	—	—	2,073.5
Total	$2,194.5	$269.9	$20.2	$2,484.6
On March 2, 2020, we completed a refinancing by entering into (i) Amendment No. 5 to the Prior-Asset Based Revolving Credit Agreement (as defined below), by and among, inter alia, Vertiv Group Corporation, a Delaware corporation (“Vertiv Group” or the “Borrower”) and an indirect wholly owned subsidiary of Vertiv Holdings Co, Vertiv Intermediate Holding II Corporation, a Delaware corporation (“Holdings”) and the direct parent of Vertiv Group, certain direct and indirect subsidiaries of Vertiv Group, as co-borrowers and guarantors thereunder, various financial institutions from time to time party thereto, as lenders, JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “ABL Agent”), and certain other institutions as additional agents and letter of credit issuers (the “ABL Amendment” and, the Prior Asset-Based Revolving Credit Agreement as amended by the ABL Amendment, the “ABL Revolving Credit Facility”), which ABL Amendment extended the maturity of, and made certain other modifications to, the Prior Asset-Based Revolving Credit Agreement and (ii) a new Term Loan Credit Agreement, by and among, inter alia, Holdings, Vertiv Group, as borrower, various financial institutions from time to time party thereto (the “Term Lenders”), and Citibank, N.A., as administrative agent (in such capacity, the “Term Agent”) (the “Term Loan Credit Agreement”), which Term Loan Credit Agreement provided for a $2,200.0 senior secured term loan, the proceeds of which were used, together with certain borrowings under the ABL Revolving Credit Facility, to repay or redeem, as applicable, in full certain existing indebtedness and to pay certain fees and expenses as further set forth below. The refinancing transactions have resulted in a reduction of our debt service requirements going forward and an extension of the maturity profile of our indebtedness.
On the Closing Date and prior to the completion of the refinancing transactions, Vertiv used a portion of the proceeds from the Business Combination, including the PIPE Investment, to repay $176.0 of the outstanding indebtedness under the Prior Asset-Based Revolving Credit Agreement and approximately $1,285.9 of the outstanding indebtedness under the Prior Term Loan Facility (as defined below).
In connection with the repayment from the Business Combination and the subsequent refinancing transactions, we recognized $99.0 write-off of deferred financing fees and $75.0 early redemption premium on Prior Notes (as defined below). The write-off is recorded in Loss on extinguishment of debt in the unaudited condensed consolidated statement of earnings (loss).
Term Loan due 2027
Pursuant to the Term Loan Credit Agreement, the Term Lenders made $2,200.0 in senior secured term loans (the “Term Loan”) to the Borrower. The proceeds of the Term Loan, together with certain borrowings under the ABL Revolving Credit Facility, were used to repay or redeem in full the outstanding indebtedness (the “Refinancing”) of the Borrower and of Vertiv Intermediate Holding Corporation, a Delaware corporation (“Holdco”) and an indirect parent of the Borrower, under the Prior Term Loan Facility and the Prior Notes (as defined below) and to pay fees and expenses in connection with (a) entry into the Term Loan Credit Agreement, (b) entry into the ABL Revolving Credit Facility and (c) such repayments and redemptions.
Subject to certain conditions and without consent of the then-existing Term Lenders (but subject to the receipt of commitments), the Borrower may incur additional loans under the Term Loan Credit Agreement (as an increase to the Term Loan or as one or more new tranches of term loans) (“Incremental Term Loans”) in an aggregate principal amount of up to the sum of  (a) the greater of  $325.0 and 60.0% of Consolidated EBITDA (as defined in the Term Loan Credit Agreement), plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Term Loan Credit Agreement and of certain other pari passu indebtedness incurred outside the Term Loan Credit Agreement utilizing capacity that would otherwise be available for Incremental Term Loans, plus (c) an unlimited amount, so long as on a pro forma basis after giving effect thereto, (i) with respect to indebtedness secured by the Collateral (as defined below) on a pari passu basis with the Term Loan, the Consolidated First Lien Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed 3.75:1.00 and (ii) with respect to indebtedness incurred outside of the Term Loan Credit Agreement and secured by the Collateral on a junior basis with the Term Loan or that is unsecured, the Consolidated Total Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed either (A) 5.25:1.00 or (B) if such indebtedness is incurred in connection with a permitted acquisition or other permitted investment, the Consolidated Total Net Leverage Ratio in effect immediately prior to the consummation of such transaction (the amounts referred to in clauses (a), (b) and (c), collectively, the “Incremental Amount”). Subject to certain conditions, the Borrower may incur additional indebtedness outside of the Term Loan Credit Agreement using the then-available Incremental Amount in lieu of Incremental Term Loans.
The Term Loan amortizes in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, which commenced June 30, 2020. The interest rate applicable to the Term Loan is, at the Borrower’s option, either (a) the base rate (which is the highest of  (i) the prime rate of Citibank, N.A. on such day, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal funds and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus 2.00% or (b) one-, two-, three- or six-month LIBOR or, if agreed by all Term Lenders, 12-month LIBOR or, if agreed to by the Term Agent, any shorter period (selected at the option of the Borrower), plus 3.00%. Additionally, concurrent with the refinancing, Vertiv Group entered into interest rate swap agreements with an initial notional amount of  $1,200.0, which will reduce to $1,000.0 in 2021 and remain at $1,000.0 until the maturity of the Term Loan Credit Agreement in 2027. The swap transactions exchange floating rate interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility. The borrowing rate of the Term Loan as of June 30, 2020 was 3.18%.
The Borrower may voluntarily prepay the Term Loan, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty (other than, subject to certain exclusions, a 1.00% premium on any prepayment in connection with a repricing transaction prior to the date that is six months after entry into the

Term Loan Credit Agreement). The Borrower is required to repay the Term Loan with 50% of Excess Cash Flow (as defined in the Term Loan Credit Agreement), 100% of the net cash proceeds of certain asset sales and casualty and condemnation events and the incurrence of certain other indebtedness, in each case, subject to certain step-downs, reinvestment rights, thresholds and other exceptions.
The Borrower’s obligations under the Term Loan Credit Agreement are guaranteed by Holdings and all of the Borrower’s direct and indirect wholly-owned U.S. subsidiaries (subject to certain permitted exceptions) (collectively, the “Guarantors”). Subject to certain exceptions, the obligations of the Borrower and the Guarantors under the Term Loan Credit Agreement and related documents are secured by a lien on substantially all of the assets of the Borrower and the Guarantors (the “Collateral”).
The Term Loan Credit Agreement contains customary representations and warranties, affirmative, reporting and negative covenants, and events of default.
ABL revolving credit facility
The ABL Amendment extended the maturity of, and made certain other modifications to, the Revolving Credit Agreement, dated as of November 30, 2016 (as amended, restated, supplemented or otherwise modified from time to time prior to March 2, 2020, the “Prior Asset-Based Revolving Credit Agreement”), by and among Holdings, the Borrower, certain subsidiaries of the Borrower, as co-borrowers, various financial institutions from time to time party thereto, as lenders (after giving effect to the ABL Amendment, the “ABL Lenders”), the ABL Agent and certain other institutions from time to time party thereto as additional agents and letter of credit issuers. The ABL Revolving Credit Facility is available to the Borrower and the Co-Borrowers and provides for revolving loans in various currencies and under U.S. and foreign subfacilities, in an aggregate amount up to $455.0 with a letter of credit subfacility of  $200.0 and a swingline subfacility of  $75.0, in each case, subject to various borrowing bases. Borrowings under the ABL Revolving Credit Facility are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, certain eligible inventory and certain unrestricted cash, minus the amount of any applicable reserves. Borrowings under the ABL Revolving Credit Facility were used on March 2, 2020, together with the proceeds of the Term Loan, to consummate the Refinancing and for working capital purposes. Going forward, borrowings under the ABL Revolving Credit Facility may be used for working capital and general corporate purposes. Unless terminated subject to the terms of the ABL Revolving Credit Facility, all commitments under the ABL Revolving Credit Facility shall terminate, and any loans outstanding thereunder shall mature, on the fifth year anniversary of entry into the ABL Amendment.
Subject to certain conditions and without the consent of the then-existing ABL Lenders (but subject to the receipt of commitments), commitments under the ABL Revolving Credit Facility may be increased to up to $600.0.
The interest rate applicable to loans denominated in U.S. dollars under the ABL Revolving Credit Facility is, at the Borrower’s option, either (a) the base rate (which is the highest of  (i) the prime rate of JPMorgan Chase Bank, N.A. on such date, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus an applicable margin (the “Base Rate Margin”) ranging from 0.25% to 0.75%, depending on average excess availability or (b) one-, two-, three- or six-month LIBOR or, if available to all ABL Lenders, 12-month LIBOR or any shorter period (selected at the option of the Borrower), plus an applicable margin (the “LIBOR Margin” and collectively, with the Base Rate Margin, the “Applicable Margins”) ranging from 1.25% to 1.75%, depending on average excess availability. Certain “FILO” denominated loans have margins equal to the Applicable Margins, plus an additional 1.00%. Loans denominated in currencies other than U.S. dollars are subject to customary interest rate conventions and indexes, but in each case, with the same Applicable Margins. In addition, the following fees are applicable under the ABL Revolving Credit Facility: (a) an unused line fee of 0.25% per annum on the unused portion of the commitments under the ABL Revolving Credit Facility, (b) letter of credit participation fees on the aggregate stated amount of each letter of credit equal to the LIBOR Margin and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

The Borrower’s and Co-Borrowers’ obligations under the ABL Revolving Credit Facility are guaranteed by the Guarantors (including certain Co-Borrowers as to the obligations of other Co-Borrowers) and, subject to certain exclusions, certain non-U.S. restricted subsidiaries of the Borrower (the “Foreign Guarantors”). No Foreign Guarantor guarantees the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower. Subject to certain exceptions, the obligations of the Borrower, Co-Borrowers, Guarantors and Foreign Guarantors under the ABL Revolving Credit Facility and related documents are secured by a lien on the Collateral and, subject to certain exceptions and exclusions, certain assets of the Co-Borrowers that are non-U.S. subsidiaries of the Borrower and certain assets of the Foreign Guarantors (collectively, the “Foreign Collateral”). None of the Foreign Collateral secures the obligations of the Borrower or any Co-Borrower that is a U.S. subsidiary of the Borrower.
The ABL Revolving Credit Facility contains customary representations and warranties, affirmative, reporting (including as to borrowing base-related matters) and negative covenants, and events of default. The ABL Revolving Credit Facility requires the maintenance of a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the ABL Revolving Credit Facility) on any date when Global Availability (as defined in the ABL Revolving Credit Facility) is less than the greater of  (a) 10.0% of the aggregate commitments and (b) $30,000,000 of 1.00 to 1.00, tested for the four fiscal quarter period ended on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Global Availability has exceeded the greater of  (a) 10.0% of the aggregate commitments and (b) $30,000,000 for 30 consecutive calendar days.
At June 30, 2020, Vertiv Group and the Co-Borrowers had $164.9 of availability under the ABL Revolving Credit Facility, net of letters of credit outstanding in the aggregate principal amount of  $20.3, and taking into account the borrowing base limitations set forth in the ABL Revolving Credit Facility and a weighted average borrowing rate of 1.5 percent
Short-term borrowings
At June 30, 2020, the Company had $20.2 of short-term debt outstanding associated with the execution of a loan agreement and receipt of bank accepted drafts related to one of its international subsidiaries. The entire $20.2 of short-term borrowings outstanding at June 30, 2020 is expected to be repaid by the first quarter of 2021. At June 30, 2020 there was no remaining availability under the agreement.
Prior term loan facility
On November 30, 2016, Vertiv Group and Holdings entered into a term loan credit agreement with various financial institutions from time to time party thereto as lenders and JPMorgan Chase Bank, N.A., as administrative agent (as amended from time to time prior to March 2, 2020, the “Prior Term Loan Facility”). The Prior Term Loan Facility initially provided for a $2,320.0 senior term loan. On December 22, 2017, Vertiv Group obtained an additional $325.0 incremental term loan under the Prior Term Loan Facility. After accounting for prepayments and amortization, at December 31, 2019, the principal balance of the outstanding term loans was $2,070.0.
On March 2, 2020, the Prior Term Loan Facility was fully repaid as noted above.
Redemption of prior notes
On January 31, 2020, Vertiv commenced a process to refinance the indebtedness governed by the Prior Term Loan Facility and amend and extend the Prior Asset-Based Revolving Credit Agreement. In connection with these refinancing transactions, Vertiv called all of Holdco’s $500.0 of 12.00%/13.00% Senior PIK Toggle Notes due 2022 (the “2022 Senior Notes”), Vertiv Group’s $750.0 of 9.250% Senior Notes due 2024 (“2024 Senior Notes”) and Vertiv Group’s $120.0 of 10.00% Senior Secured Second Lien Notes due 2024 (the “2024 Senior Secured Notes” and, collectively with the 2022 Senior Notes and 2024 Senior Notes, our “Prior Notes”) for conditional redemption on March 2, 2020, in accordance with the respective indentures. A total of  $0.5 principal amount of 2024 Senior Notes had been previously tendered pursuant to the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020. The remaining balance of the Prior

Notes was redeemed in full on March 2, 2020. In connection with the redemption of the Prior Notes on March 2, 2020, we recognized a $75.0 redemption premium and $34.3 write-off of deferred debt issuance costs during the six months ended June 30, 2020, included in Other deductions, net.
(7)   LEASES
The Company leases office space, warehouses, vehicles, and equipment. Leases have remaining lease terms of 1 year to 20 years, some of which have renewal and termination options. Termination options are exercisable at the Company’s option. Terms and conditions to extend or terminate are recognized as part of the right-of-use assets and lease liabilities where prescribed by the guidance. The majority of our leases are operating leases. Finance leases are immaterial to our condensed consolidated financial statements.
Operating lease expense is as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating lease cost	$25.2	$24.9
Short-term and variable lease cost	13.1	14.1
Total lease cost	$38.3	$39.0
Supplemental cash flow information related to operating leases is as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows – Payments on operating leases	$25.2	$24.7
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	$24.6	$126.5
Supplemental balance sheet information related to operating leases is as follows:
	Financial statement line item	June 30, 2020	December 31, 2019
Operating lease right-of-use assets	Other assets	$120.6	$110.4
Operating lease liabilities	Accrued expenses and other liabilities	36.0	35.0
Operating lease liabilities	Other long-term liabilities	86.5	78.2
Total lease liabilities		$122.5	$113.2

Weighted average remaining lease terms and discount rates for operating leases are as follows:
	June 30, 2020	December 31, 2019
Weighted Average Remaining Lease Term	4.4 years	4.5 years
Weighted Average Discount Rate	6.5%	7.3%
Maturities of lease liabilities are as follows:
	As of June 30, 2020	As of December 31, 2019
	Operating leases
2020	$23.3	$43.3
2021	37.5	31.6
2022	29.8	24.1
2023	23.0	18.0
2024	13.7	10.6
Thereafter	16.8	14.2
Total Lease Payments	144.1	141.8
Less: Imputed Interest	(21.6)	(28.6)
Present value of lease liabilities	$122.5	$113.2
(8)   INCOME TAXES
The effective tax rate was 35.3 percent, (551.7) percent and (13.0) percent, (58.7) percent for the three and six months ended June 30, 2020 and 2019, respectively. The effective rate in the current three and six-month periods is primarily influenced by the mix of income between our U.S. and non-U.S. operations and the impact of the global intangible low-taxed income provisions of the Tax Cuts and Jobs Act of 2017 (the “Act”) which is offset by changes in valuation allowance for U.S. federal purposes and discrete tax adjustments primarily related to (1) a change in our indefinite reinvestment liability caused by movement in foreign currencies and legislative changes enacted during the periods, (2) changes in certain non-US valuation allowances, and (3) adjustments related to uncertain tax positions. The effective rates for the comparative three and six-month periods was primarily influenced by the mix of income between our U.S. and non-U.S. operations and the impact of the global intangible low-taxed income provisions of the “Act” which is offset by changes in valuation allowance for U.S. federal purposes.
The Company has provided for U.S. federal income taxes and foreign withholding taxes on all temporary differences attributed to basis differences in foreign subsidiaries that are not considered indefinitely reinvested. As of June 30, 2020, the Company has certain earnings of certain foreign affiliates that continue to be indefinitely reinvested, but determined the impact was not practicable.
On March 18, 2020, the Families First Coronavirus Response Act (FFCR Act), and on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) were each enacted in response to the COVID-19 pandemic. The FFCR Act and the CARES Act contain numerous income tax provisions, such as relaxing limitations on the deductibility of interest and the use of net operating losses arising in taxable years beginning after December 31, 2017. While we continue to assess the impact of these provisions on our tax planning strategies, due to the significant interest and net operating loss carryforwards subject to valuation allowance, we do not expect the FFCR Act and CARES Act positions will have a material impact on the company’s annual effective tax rate or tax position.

(9)   RELATED PARTY TRANSACTIONS
Services agreement
The Company received certain corporate and advisory services from Platinum Equity Advisors, LLC (“Advisors”), and affiliates of Advisors. These services were provided pursuant to a corporate advisory services agreement (“the “CASA”) between Advisors and the Company. During the three months ended March 31, 2020, the Company recorded $0.5 in charges related to the CASA. This agreement was terminated on February 7,2020.
During the three months ended March 31, 2020, the Company recorded $25.0 in charges relating to services performed in connection with the Business Combination. These charges were recorded as a reduction of the cash acquired from GSAH within additional paid-in capital.
During the three months ended June 30, 2020, the Company recorded $5.5 of cash related to a true-up of merger consideration in connection with the Business Combination.
Transactions with affiliates of advisors
The Company also purchased and sold goods in the ordinary course of business with affiliates of Advisors. For the three and six months ended June 30, 2020 and 2019 purchases were $12.9, $18.4 and $24.4, $31.1, respectively.
Tax receivable agreement
On the Closing Date of the Business Combination, the Company entered into a Tax Receivable Agreement with Advisors. See Note 11—Financial Instruments and Risk Management for additional information.
(10)   OTHER FINANCIAL INFORMATION
	June 30, 2020	December 31, 2019
Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$369.7	$223.5
Restricted cash included in other current assets	10.2	10.2
Total cash, cash equivalents, and restricted cash	$379.9	$233.7
	June 30, 2020	December 31, 2019
Inventories
Finished products	$217.8	$180.2
Raw materials	157.9	162.6
Work in process	92.2	58.2
Total inventories	$467.9	$401.0
	June 30, 2020	December 31, 2019
Property, plant and equipment, net
Machinery and equipment	$292.2	$280.7
Buildings	247.9	243.2
Land	46.2	46.7
Construction in progress	9.4	21.9
Property, plant and equipment, at cost	595.7	592.5

	June 30, 2020	December 31, 2019
Less: Accumulated depreciation	(188.6)	(164.3)
Property, plant and equipment, net	$407.1	$428.2
	June 30, 2020	December 31, 2019
Accrued expenses and other liabilities
Deferred revenue	$190.2	$160.9
Accrued payroll and other employee compensation	99.3	145.4
Product warranty	36.9	43.2
Litigation reserve (see note 17)	96.5	92.9
Operating lease liabilities	36.0	35.0
Other	302.7	390.3
Total	$761.6	$867.7
	2020	2019
Change in product warranty accrual
Beginning balance, December 31	$43.3	$44.9
Provision charge to expense	13.2	18.7
Paid/utilized	(19.6)	(24.5)
Ending balance, June 30	$36.9	$39.1
(11)   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
In accordance with ASC 820, the Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. These tiers include the following:
Level 1—inputs include observable unadjusted quoted prices in active markets for identical assets or liabilities
Level 2—inputs include other than quoted prices in active markets that are either directly or indirectly observable
Level 3—inputs include unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions
In determining fair value, the Company uses various valuation techniques and prioritizes the use of observable inputs. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics particular to the instrument. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants and the valuation does not require significant management judgment. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

Recurring fair value measurements
We elected to apply fair value option accounting to the Tax receivable agreement. A summary of the Company’s financial instruments recognized at fair value, and the fair value measurements used, follows:
	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
June 30, 2020
Tax Receivable Agreement	133.3	—	—	133.3
Interest rate swaps	35.5	—	35.5	—
Tax receivable agreement—value is determined using Level 3 inputs. The measurement is calculated using unobservable inputs based on the Company’s own assumptions including the timing and amount of future taxable income and realizability of tax attributes. When valuing the tax receivable liability at June 30, 2020, we utilized a discount rate of 5.2%. The discount rate was determined based on the risk-free rate and Vertiv’s implied credit spread. A one percentage point change in the discount rate would result in a change in value of approximately $7.0 at June 30, 2020. Significant changes in unobservable inputs could result in material changes to the tax receivable liability.
Interest rate swaps — valued using the LIBOR yield curves at the reporting date. Counterparties to these contracts are highly rated financial institutions. The fair values of the Company’s interest rate swaps are adjusted for nonperformance risk and creditworthiness of the counterparty through the Company’s credit valuation adjustment (“CVA”). The CVA is calculated at the counterparty level utilizing the fair value exposure at each payment date and applying a weighted probability of the appropriate survival and marginal default percentages.
Details of the changes in value for the Tax receivable agreement are as follows:
Beginning liability balance, January 1, 2020	$—
Tax receivable agreement, initially recorded	133.4
Change in fair value	(0.1)
Ending liability balance, June 30, 2020	$133.3
Tax receivable agreement
On the Closing Date, the Company entered into the Tax Receivable Agreement, which generally provides for the payment by us to the Vertiv Stockholder of 65% of the cash tax savings in U.S. federal, state, local and certain foreign taxes, that we actually realize (or are deemed to realize) in periods after the closing of the Business Combination as a result of  (i) increases in the tax basis of certain intangible assets of Vertiv resulting from certain pre-Business Combination acquisitions, (ii) certain U.S. federal income tax credits for increasing research activities (so-called “R&D credits”) and (iii) tax deductions in respect of certain Business Combination expenses. We expect to retain the benefit of the remaining 35% of these cash tax savings.
For purposes of the Tax Receivable Agreement, the applicable tax savings will generally be computed by comparing our actual tax liability for a given taxable year to the amount of such taxes that we would have been required to pay in such taxable year without the tax basis in certain intangible assets, the U.S. federal income tax R&D credits and the tax deductions for certain Business Combination expenses described above. Except as described below, the term of the Tax Receivable Agreement will continue for twelve taxable years following the closing of the Business Combination. However, the payments described in (i) and (ii) above will generally be deferred until the close of our third taxable year following the closing of the Business Combination. The payments described in (iii) above will generally be deferred until the close of our fourth taxable year following the closing of the Business Combination and then payable ratably over the following three taxable year periods regardless of whether we actually realize such tax benefits. Payments under the Tax Receivable Agreement are not conditioned on the Vertiv Stockholder’s continued ownership of our stock.

Under certain circumstances (including a material breach of our obligations, certain actions or transactions constituting a change of control, a divestiture of certain assets, upon the end of the term of the Tax Receivable Agreement or, after three years, at our option), payments under the Tax Receivable Agreement will be accelerated and become immediately due in a lump sum. In such case, the payments due upon acceleration would be based on the present value of our anticipated future tax savings using certain valuation assumptions, including that we will generate sufficient taxable income to fully utilize the applicable tax assets and attributes covered under the Tax Receivable Agreement (or, in the case of a divestiture of certain assets, the applicable tax attributes relating to such assets). Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments we are required to make at the time of acceleration. Furthermore, the acceleration of our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.
The Tax Receivable Agreement provides for the payment by us to the Vertiv Stockholder of 65% of the cash tax savings realized (or deemed realized) over a 12-year period after the closing of the Business Combination as described above. In the twelfth year of the Tax Receivable Agreement, an additional payment will be made to the Vertiv Stockholder based on 65% of the remaining tax benefits that have not been realized. The timing of expected future payments under the Tax Receivable Agreement are dependent upon various factors, including the existing tax bases at the time of the Business Combination, the realization of tax benefits, and changes in tax laws. However, as the Company is obligated to settle the remaining tax benefits after 12 years, the Company has concluded that the liability should be measured at fair value and recorded within other long-term liabilities in the unaudited condensed consolidated balance sheets. The Company has estimated total payments of approximately $191.5 on an undiscounted basis. The fair value of the estimated liability as of the closing date of  $133.4 has been included as an adjustment to additional paid in capital. Subsequent measurements will be recorded in interest expense, net and accumulated other comprehensive income, as appropriate based on the passage of time, change in risk-free rate and implied credit spread. Cash flows of the Tax Receivable Agreement are discounted at an appropriate rate for the applicable duration of the instrument adjusted for our own credit spread. The fair value movement on the tax receivable agreement attributable to our own credit risk spread is recorded in other comprehensive income. These estimates and assumptions are subject to change, which may materially affect the measurement of the liability.
We have recorded $7.1 and $16.2 in Interest expense, net for the three and six months ended June 30, 2020, respectively, in the consolidated statement of earnings (loss) and an unrealized (loss) gain of  $(9.7) and $16.2, respectively, in Accumulated other comprehensive income, related to the change in fair value of the tax receivable liability from the Closing Date to June 30, 2020.
Interest rate risk management
From time to time the Company may enter into derivative financial instruments designed to hedge the variability in interest expense on floating rate debt. Derivatives are recognized as assets or liabilities in the Consolidated Balance Sheets at their fair value. When the derivative instrument qualifies as a cash flow hedge, changes in the fair value are deferred through other comprehensive earnings, depending on the nature and effectiveness of the offset.
Concurrent with the refinancing on March 2, 2020, the Company designated certain interest rate swaps with an initial notional amount of  $1,200.0 as cash flow hedges.
The Company uses interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At June 30, 2020 interest rate swap agreements designated as cash flow hedges effectively swapped an initial amount of  $1,200.0 of LIBOR based floating rate debt for fixed rate debt. Our interest rate swaps mature in March 2027. The fair value of interest rates swaps was an unrealized loss of  $35.5, of which $10.9 was recorded in Accrued expenses and other liabilities and $24.6 in Other long-term liabilities and the related unrealized loss in Accumulated other comprehensive income, on the balance sheet at June 30, 2020. The Company recognized $0.5 and $0.5 in earnings for the three and six months ended June 30, 2020. At

June 30, 2020, the Company expects that approximately $10.9 of pre-tax net losses on cash flow hedges will be reclassified from Accumulated other comprehensive income (loss) into earnings during the next twelve months.
Other fair value measurements
We determine the fair value of debt using Level 2 inputs based on quoted market prices. The following table presents the estimated fair value and carrying value of long-term debt, including the current portion of long-term debt as of June 30, 2020 and December 31, 2019.
	June 30, 2020(1)		December 31, 2019
	Fair value	Par value(2)	Fair value	Par value(2)
Term Loan due 2027	$2,079.3	$2,194.5	$—	$—
ABL Revolving Credit Facility due 2025	269.9	269.9	145.2	145.2
Short-term borrowings	20.2	20.2	—	—
Term Loan due 2023	—	—	2,064.8	2,070.0
9.250% Notes due 2024	—	—	805.3	750.0
12.00%/13.00% Senior PIK Toggle Notes due 2022	—	—	517.5	500.0
10.00% Notes due 2024	—	—	127.5	120.0
(1)   On March 2, 2020, certain subsidiaries of Vertiv Holdings Co entered into a Term Loan Credit Agreement with various financial institutions for $2,200.0 of senior secured term loans. The proceeds of the Term Loan were used to repay or redeem in full certain outstanding indebtedness. See Note 6, Debt for additional information.
(2)   See Note 6 — Debt for additional information
(12)   OTHER DEDUCTIONS, NET
Other deductions, net are summarized as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2019
Amortization of intangibles (excluding software)	64.6	65.2
Restructuring costs (see Note 4)	1.3	5.4
Foreign currency loss (gain), net	4.6	(1.8)
Capitalized software write-off (see Note 5)	12.3	—
Other, net	1.0	(1.8)
Total	$83.8	$67.0
(13)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Activity in accumulated other comprehensive income (loss) is as follows:
	Six months ended June 30, 2020	Six months ended June 30, 2019
Foreign currency translation, beginning	$32.9	$43.2
Other comprehensive (loss) income	(42.4)	(4.7)
Foreign currency translation, ending	(9.5)	38.5
Interest rate swaps, beginning	—	—
Unrealized losses deferred during the period(2)	(35.5)	—
Interest rate swaps, ending	(35.5)	—
Pension, beginning	(14.8)	(1.4)
Actuarial gains (losses) deferred during the period, net of income taxes	(0.2)	—
Pension, ending	(15.0)	(1.4)

	Six months ended June 30, 2020	Six months ended June 30, 2019
Tax receivable agreement, beginning	—	—
Unrealized (loss) gain during the period(1)	16.2	—
Tax receivable agreement, ending	16.2	—
Accumulated other comprehensive (loss) income	$(43.8)	$37.1
(1)   The fair value movement on the Tax Receivable Agreement attributable to our own credit risk spread is recorded in other comprehensive income.
(2)   During the six months ended June 30, 2020, $0.5 was reclassified into earnings.
(14)   SEGMENT INFORMATION
The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. This measure excludes corporate and other costs which consist of headquarters management costs, stock-based compensation, interest expense, other incentive compensation, global digital costs, and costs that support global product platform development and offering management. Intersegment selling prices approximate market prices.
Beginning in the second quarter of 2020, sales were moved within product and service offering categories to reflect a strategic realignment within the Company’s matrix organizational structure. Comparative results for the three and six months ended June 30, 2019 have been adjusted to reflect this modification. Additionally, product and service offering category names were revised as follows: Services & software solutions changed to Service & spares and I.T. edge & infrastructure changed to Integrated rack solutions. There was no change in the description of the Critical infrastructure & solutions offering.
Summarized information about the Company’s results of operations by business segment and product and service offering follows:
Americas includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in North America and Latin America. This segment’s principal product and service offerings include:
•
Critical infrastructure & solutions includes AC and DC power management thermal management, and modular hyperscale type data center sites.

•
Integrated rack solutions includes racks, rack power, rack power distribution, rack thermal systems, and configurable integrated solutions; and hardware for managing I.T. equipment.

•
Services & spares includes preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and digital critical infrastructure software.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Products and services offered are similar to the Americas segment.
Europe, Middle East & Africa includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in Europe, Middle East & Africa. Products and services offered are similar to the Americas segment.

Business segments
Sales	Six months ended June 30, 2020	Six months ended June 30, 2019
Americas	$957.5	$1,143.9
Asia Pacific	579.6	633.4
Europe, Middle East & Africa	427.8	495.7
	1,964.9	2,273.0
Eliminations	(61.9)	(84.1)
Total	$1,903.0	$2,188.9
Intersegment sales	Six months ended June 30, 2020	Six months ended June 30, 2019
Americas	$6.1	$14.2
Asia Pacific	32.9	51.1
Europe, Middle East & Africa	22.9	18.8
Total	$61.9	$84.1
Earnings (loss) before income taxes	Six months ended June 30, 2020	Six months ended June 30, 2019
Americas	$157.0	$188.1
Asia Pacific	58.1	66.6
Europe, Middle East & Africa	35.7	37.3
	250.8	292.0
Corporate and other	(366.4)	(194.4)
Interest expense, net	(99.1)	(156.4)
Income (loss) before income taxes	$(214.7)	$(58.8)
Total Assets	June 30, 2020	December 31, 2019
Americas	$2,207.3	$2,296.4
Asia Pacific	1,149.6	1,152.2
Europe, Middle East & Africa	944.7	947.5
	4,301.6	4,396.1
Corporate and other	428.3	261.3
Total	$4,729.9	$4,657.4
Sales by Products and Services Offering	Six months ended June 30, 2020	Six months ended June 30, 2019(1)
Critical infrastructure & solutions	$1,013.7	$1,245.4
Services & spares	621.9	642.9
Integrated rack solutions	267.4	300.6
Total	$1,903.0	$2,188.9
(1)   Beginning in the second quarter of 2020, sales were moved within product and service offering categories to reflect a strategic realignment within the Company’s matrix organizational structure. Comparative results for Critical infrastructure & solutions, Services & spares and Integrated rack solutions for the six months ended June 30, 2019 have been adjusted by $(65.8), $10.7, and $55.1, respectively, to reflect this modification.

(15)   STOCK-BASED COMPENSATION PLANS
Our stock incentive plan permits the granting of incentive stock options or nonqualified stock options; stock appreciation rights; performance awards, which may be cash-or share-based; restricted stock units; restricted stock; and other stock-based awards. We measure and record compensation expense based on the fair value of the Company’s common stock on the date of grant for restricted stock and restricted stock units (RSUs) and the grant date fair value, determined utilizing the Black-Scholes formula, for stock options. We record compensation cost for service-based awards, including graded-vesting awards, on a straight-line basis over the entire vesting period, or for retirement eligible employees over the requisite service period. We account for the forfeiture of awards as they occur.
There were no equity compensation plans authorized by GSAH as of December 31, 2019. In connection with the Business Combination, GSAH’s Board adopted the Vertiv Holdings Co 2020 Stock Incentive Plan, the “2020 Plan”, on December 9, 2019 which was approved by GSAH’s stockholders on February 6, 2020, immediately preceding the Business Combination. Under the 2020 Plan, a total aggregate of 33.5 million share awards issuable were authorized and reserved for issuance for the purpose of better motivating our employees, consultants and directors to achieve superior performance measured by both our key financial and operating metrics as well as relative stock price appreciation. The 2020 Plan is administered by the Compensation Committee of our Board and permits the granting of incentive stock options or nonqualified stock options; stock appreciation rights; performance awards, which may be cash-or share-based; restricted stock units; restricted stock; and other stock-based awards. Beginning with the first business day of each calendar year beginning in 2021, the number of shares will increase by the least of  (a) 10.5 million shares, (b) 3% of the number of shares outstanding as of the last day of the immediately preceding calendar year, or (c) a lesser number of shares determined by the Compensation Committee.
Stock options
Stock options are generally granted to certain employees and directors to purchase ordinary shares at an exercise price equal to the market price of the Company’s stock at the date of the grant. Option awards generally vest 25% per year over four years of continuous service and have 10-year contractual terms.
The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal significant assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). Because the Company only recently became publicly traded, we do not have sufficient historical information on which to base expected volatility. As such, our volatility assumption is based on the historical and implied volatility of similar public companies, which were identified considering factors such as industry, stage of life cycle, size, and financial leverage. Because the Company does not have a history of granting stock options, we do not have historical option exercise experience upon which we can estimate the expected term. As such, we estimate the expected term using the average of the vesting period and the contractual period of the award. A summary of the assumptions used in determining the fair value of stock options follows:

Six months ended June 30, 2020
Expected volatility	27%
Expected option life in years	6.25
Expected dividend yield	0.08%
Risk-free interest rate	1.25%
Weighted-average fair value of stock options	$3.81
A summary of stock option activity follows:
	Options	Weighted-average exercise price per option	Weighted-average remaining contractual life in years	Aggregate intrinsic value(1)
Outstanding at January 1, 2020	—	$—	—	$—
Granted	6,754,305	11.64	9.65	—
Exercised	—	—	—	—
Forfeited and canceled	—	—	—	—
Outstanding at June 30, 2020	6,754,305	11.64	9.65	$13.0
(1)   The aggregate intrinsic value in the table above represents the difference between the Company’s most recent valuation and the exercise price of each in-the-money option on the last day of the period presented.
For the six months ended June 30, 2020, total compensation expense relating to stock options was $2.3. At June 30, 2020, all options remain unvested. As of June 30, 2020, there was $23.5 of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of 3.66 years.
Restricted stock units
RSUs have been issued to certain employees and directors as of June 30, 2020 and entitle the holder to receive one ordinary share for each RSU upon vesting. RSU shares are accounted for at fair value based upon the closing stock price on the date of grant. The corresponding expense is amortized over the vesting period, generally over four years. A summary of the RSU activity through June 30, 2020 follows:
	Restricted stock units	Weighted-average fair value per unit
Outstanding at January 1, 2020	—	$—
Granted	2,102,604	8.51
Exercised	—	—
Forfeited and canceled	(8,823)	8.50
Outstanding at June 30, 2020	2,093,781	8.51
For both the six months ended June 30, 2020, total compensation expense relating to RSUs was $0.9. At June 30, 2020, all RSUs remain unvested. As of June 30, 2020, there was $16.9 of total unrecognized compensation cost related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of 3.82 years.
(16)   EARNINGS (LOSS) PER SHARE
Basic earnings per ordinary share is computed by dividing net earnings attributable to holders of the Company’s Class A common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per ordinary share is computed by dividing net earnings attributable to holders of the Company’s Class A common shares by the weighted average number of common shares outstanding during the period increased by the number of additional shares that would have been outstanding related to potentially dilutive securities or instruments, if the impact is dilutive.
The details of the earnings per share calculations for the six months ended June 30, 2020 and 2019 are as follows (in millions, except per share and per share amounts:
	Six months ended June 30, 2020	Six months ended June 30, 2019(1)
Net income (loss) attributable to common shareholders	$(242.7)	$(93.3)
Weighted-average number of ordinary shares outstanding – basic	284,534,285	118,261,955
Dilutive effect of equity-based compensation and warrants	—	—
Weighted-average number of ordinary shares outstanding – diluted	284,534,285	118,261,955
Net income per share attributable to common shareholders
Basic	$(0.85)	$(0.79)
Diluted	(0.85)	(0.79)
(1)   The Business Combination was accounted for as a reverse capitalization in accordance with U.S. GAAP. See Note 1 “Description of the Business”. Accordingly, weighted-average shares outstanding for purposes of the earnings per share calculation have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination (1.0 Vertiv Holdings share to 118.261955 Vertiv Holdings Co shares).
The dilutive effect of stock awards and warrants was 2.7 million shares during the three months ended June 30, 2020. Additional stock awards and warrants were also outstanding during the six months ended June 30, 2020, but were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive. Such anti-dilutive awards and warrants represented 33.5 million shares for the six months ended June 30, 2020.
Each warrant is exercisable for one share of Class A common stock at a price of  $11.50 per share. No fractional shares will be issued upon exercise of the warrants and only whole warrants will trade. Warrants became exercisable 30 days after the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of  $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the warrant holders.
(17)   COMMITMENTS AND CONTINGENCIES
The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management’s estimates of the outcomes of these matters; the Company’s experience in contesting, litigating and settling similar matters; and any related insurance coverage. While the Company believes that a material adverse impact is unlikely, given the inherent uncertainty of litigation, a future development in these matters could have a material adverse impact on the Company. The Company is unable to estimate any additional loss or range of loss that may result from the ultimate resolution of these matters, other than those described below.
On May 10, 2018, the jury in the case of Bladeroom Group Limited, et al. v. Facebook, Inc., Emerson Electric Co., Emerson Network Power Solutions, Inc. (now known as Vertiv Solutions, Inc.) and Liebert Corporation returned a verdict in favor of the plaintiff in the amount of  $30.0. The jury found the defendants breached a confidentiality agreement with Bladeroom, were unjustly enriched by such breach, improperly disclosed or used certain of the plaintiff’s trade secrets and the misappropriation of such trade secrets was willful and malicious. On March 11, 2019, the court entered orders in the case affirming the original award of  $30.0 and imposing an additional award for punitive damages of  $30.0 as well as attorney fees and interest. Under the terms of the purchase agreement with Emerson, the Company is indemnified for damages arising out of or relating to this case, including the above amounts. On August 12, 2019, judgment was entered, confirming the award entered on March 11, 2019. Emerson has submitted an appeal, and in connection with the appeal has submitted a surety bond underwritten by a third-party insurance company in the amount of  $116.1. As of June 30, 2020, the Company had accrued $96.5 in accrued expenses, the full amount of the judgment, and recorded an offsetting indemnification receivable of  $96.5 in other current assets related to this matter.
On December 28, 2017, Vertiv acquired Energy Labs, Inc. (“Energy Labs”). The purchase agreement contained a provision for contingent consideration in the form of an earn-out payment based on the achievement of 2018 operating results. The range of outcomes was zero to $34.5. On June 4, 2019, Vertiv notified the selling shareholders of Energy Labs of Vertiv’s determination that the applicable 2018 operating results had not been achieved and that no contingent consideration was due to the selling shareholders. On September 6, 2019, the selling shareholders of Energy Labs notified Vertiv of their dispute regarding the contingent consideration due to them. The selling shareholders assert that the applicable 2018 operating results were exceeded and that Vertiv owes $34.5 in earn-out, the highest amount of earn-out possible under the agreement. As of June 30, 2020 and December 31, 2019, the Company had accrued $2.8 in accrued expenses. Discovery is underway and a trial has been scheduled for September 2021. While Vertiv believes it has meritorious defenses against the assertions of the selling shareholders of Energy Labs, Vertiv is unable at this time to predict the outcome of this dispute. If Vertiv is unsuccessful, the ultimate resolution of this dispute could result in a loss of up to $31.7 in excess of the $2.8 accrued as well as costs and legal fees.
At June 30, 2020, there were no known contingent liabilities (including guarantees, taxes and other claims) that management believes will be material in relation to the Company’s consolidated financial statements, nor were there any material commitments outside the normal course of business other than those described above.

Report of Independent Registered Public Accounting Firm
The Board of Directors Vertiv Holdings, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vertiv Holdings, LLC (the Company) as of December 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
Grandview Heights, Ohio
March 11, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
VERTIV HOLDINGS, LLC
(Dollars in millions)
	December 31, 2019	December 31, 2018	December 31, 2017
Net sales
Net sales—products	$3,356.1	$3,230.3	$2,913.3
Net sales—services	1,075.1	1,055.3	966.1
Net sales	4,431.2	4,285.6	3,879.4
Costs and expenses
Cost of sales—products	2,349.2	2,274.5	2,028.4
Cost of sales—services	629.0	590.7	538.4
Cost of sales	2,978.2	2,865.2	2,566.8
Selling, general and administrative expenses	1,100.8	1,223.8	1,086.0
Other deductions, net	146.1	178.8	254.4
Interest expense, net	310.4	288.8	379.3
Loss from Continuing Operations before income taxes	(104.3)	(271.0)	(407.1)
Income tax expense (benefit)	36.5	49.9	(19.7)
Loss from Continuing Operations	(140.8)	(320.9)	(387.4)
Earnings from Discontinued Operations—net of income taxes	—	6.9	17.8
Net loss	$(140.8)	$(314.0)	$(369.6)
See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
VERTIV HOLDINGS, LLC
(Dollars in millions)
	December 31, 2019	December 31, 2018	December 31, 2017
Net loss	$(140.8)	$(314.0)	$(369.6)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(10.3)	(90.6)	142.1
Pension(1)	(13.4)	(1.1)	1.9
Comprehensive loss	$(164.5)	$(405.7)	$(225.6)
(1)   Net of income taxes of  $0.1, $0.0, and $0.0 for the years ended December 31, 2019, 2018 and 2017, respectively.
See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
VERTIV HOLDINGS, LLC
(Dollars in millions, except shares outstanding)
	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$223.5	$215.1
Accounts receivable, less allowances of $19.9 and $17.6 at 2019 and 2018, respectively	1,212.2	1,251.8
Inventories	401.0	486.5
Other current assets	180.7	141.9
Total current assets	2,017.4	2,095.3
Property, plant and equipment, net	428.2	441.7
Other assets
Goodwill	605.8	634.0
Other intangible assets, net	1,441.6	1,564.2
Deferred income taxes	9.0	10.4
Other	155.4	48.8
Total other assets	2,211.8	2,257.4
Total assets	$4,657.4	$4,794.4
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$636.8	$778.2
Accrued expenses and other liabilities	867.7	804.3
Income taxes	15.2	23.9
Total current liabilities	1,519.7	1,606.4
Long-term debt, net	3,467.3	3,427.8
Deferred income taxes	124.7	160.0
Other long-term liabilities	250.5	140.5
Total liabilities	5,362.2	5,334.7
Equity
Class A Units, 850,000 issued and outstanding	—	—
Class B Units, 150,000 issued and outstanding	—	—
Additional paid-in capital	277.7	277.7
Accumulated deficit	(1,000.6)	(859.8)
Accumulated other comprehensive income	18.1	41.8
Total equity	(704.8)	(540.3)
Total liabilities and equity	$4,657.4	$4,794.4
See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW
VERTIV HOLDINGS, LLC
(Dollars in millions)
	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities:
Net loss	$(140.8)	$(314.0)	$(369.6)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation	57.1	60.4	64.5
Amortization	145.8	156.6	279.8
Deferred income taxes	(13.8)	(40.3)	(85.9)
Amortization of debt discount and issuance costs	27.9	25.5	52.0
Gain on sale of business	—	(6.9)	(33.2)
Changes in operating working capital	(36.4)	(110.0)	46.8
Other	17.7	6.8	(4.0)
Net cash provided by (used for) operating activities	57.5	(221.9)	(49.6)
Cash flows from investing activities:
Capital expenditures	(47.6)	(64.6)	(36.7)
Investments in capitalized software	(22.7)	(41.2)	(7.7)
Proceeds from disposition of property, plant and equipment	5.0	18.0	—
Acquisition of business, net of cash acquired	—	(124.3)	(211.4)
Proceeds from sale of business	—	4.4	1,244.0
Collection of note receivable	—	—	59.7
Other	—	—	10.2
Net cash (used for) provided by investing activities	(65.3)	(207.7)	1,058.1
Cash flows from financing activities:
Borrowings from ABL revolving credit facility	491.8	565.1	500.0
Repayments of ABL revolving credit facility	(591.2)	(320.0)	(500.0)
Proceeds from the issuance of PIK notes	—	—	482.5
Proceeds from term loan, net of discount	—	—	325.0
Proceeds from issuance of 10.00% Notes, net of discount	114.2	—	—
Repayments of term loan	—	—	(575.0)
Debt issuance and related costs	—	—	(39.6)
Dividends to JV Holdings	—	—	(1,024.0)
Settlement of contingent consideration	—	—	(43.0)
Net cash provided by (used for) financing activities	14.8	245.1	(874.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1.4	11.6	14.2
Increase (decrease) in cash, cash equivalents and restricted cash	8.4	(172.9)	148.6
Beginning cash, cash equivalents and restricted cash	225.3	398.2	249.6
Ending cash, cash equivalents and restricted cash	$233.7	$225.3	$398.2
Changes in operating working capital
Accounts Receivable	$39.8	$(139.6)	$(106.8)
Inventories	85.5	(73.7)	1.2
Other current assets	(41.6)	(66.5)	5.0
Accounts payable	(140.8)	101.9	57.3
Accrued expenses	34.8	50.2	47.5
Income taxes	(14.1)	17.7	42.6
Total changes in operating working capital	$(36.4)	$(110.0)	$46.8
Supplemental Disclosures
Cash paid during the year for interest	$271.5	$259.6	$213.1
Cash paid during the year for income tax, net	48.7	58.0	72.6
Property and equipment acquired through capital lease obligations	1.8	4.2	—
See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITY
VERTIV HOLDINGS, LLC
(Dollars in millions)
	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance as of December 31, 2016	$—	$1,301.7	$(171.2)	$(10.5)	$1,120.0
Net Loss	—	—	(369.6)	—	(369.6)
Dividends to JV Holdings	—	(1,024.0)	—	—	(1,024.0)
Other comprehensive income, net of tax	—	—	—	144.0	144.0
Balance as of December 31, 2017	—	277.7	(540.8)	133.5	(129.6)
Net Loss	—	—	(314.0)	—	(314.0)
ASC 606 cumulative adjustment	—	—	(5.0)	—	(5.0)
Other comprehensive loss, net of tax	—	—	—	(91.7)	(91.7)
Balance as of December 31, 2018	$—	$277.7	$(859.8)	$41.8	$(540.3)
Net Loss	—	—	(140.8)	—	(140.8)
Other comprehensive loss, net of tax	—	—	—	(23.7)	(23.7)
Balance as of December 31, 2019	$—	$277.7	$(1,000.6)	$18.1	$(704.8)
See accompanying Notes to the Consolidated Financial Statements

(1)   Summary of significant accounting policies
Vertiv Holdings, LLC (“Holdings LLC”, and together with its majority-owned subsidiaries, “Vertiv”, “we”, “our”, or “the Company”) provide mission-critical infrastructure technologies and life cycle services for data centers, communication networks, and commercial and industrial environments. Vertiv’s offerings include power conditioning and uninterruptible power systems, thermal management, integrated data center control devices, software, monitoring, and service. Vertiv manages and reports results of operations for three business segments: Americas; Asia Pacific; and Europe, Middle East & Africa.
A majority of the issued and outstanding equity interests in Holdings, LLC are held directly by Vertiv JV Holdings, LLC (“JV Holdings”).
The controlling interests of Holdings LLC are ultimately held by certain private equity investment funds sponsored by Platinum Equity, LLC (such funds, collectively, “Platinum”) in the form of Class A Units in Holdings LLC, and a subordinated interest in distributions is indirectly held by Emerson Electric Co. (“Emerson”) in the form of Class B Units in Holdings LLC. Distributions to Emerson are contingent upon JV Holdings first receiving a threshold return on their initial investment.
On December 10, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp), a special purpose acquisition company. As contemplated in the Merger Agreement, the resulting business combination was accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded in accordance with Generally Accepted Accounting Principles. The business combination was completed on February 7, 2020 (the “Closing Date”). See Note 20 for additional information.
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates. Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued. Certain prior period amounts have been reclassified to conform to footnote presentation for the current year.
The consolidated financial statements include the accounts of Vertiv Holdings, LLC and its majority owned subsidiaries and, when applicable, entities for which Holdings, LLC has a controlling financial interest or is the primary beneficiary. The results of businesses acquired or disposed of are included in the consolidated financial statements from the date of the acquisition or up to the date of disposal, respectively.
All intercompany transactions among Company entities have been eliminated. Sale and purchase transactions between the Company and other Emerson affiliates are included in the consolidated financial statements. See Note 13 for additional information regarding related party transactions.
Revenue recognition
The Company recognizes revenue from the sale of manufactured products and services when control of promised goods or services are transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. The majority of the Company’s sales agreements contain performance obligations satisfied at a point in time when control is transferred to the customer. Sales for service contracts, including installation, inventory with no alternative use and an enforceable right of payment upon customer termination and other discrete services, generally are recognized over time as the services are provided. Payments received in advance for service arrangements are recorded as deferred revenue and recognized in net sales when the revenue recognition criteria are met. Unbilled revenue is recorded when performance obligations have been satisfied, but the Company does not have present right to payment.

For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements we allocate sales price to each distinct obligation on a relative stand-alone selling price basis. The majority of revenue from arrangements with multiple performance obligations is recognized when tangible products are delivered, with smaller portions for associated installation and commissioning recognized shortly thereafter. Generally, contract duration is short term, and cancellation, termination or refund provisions apply only in the event of contract breach. These provisions have historically not been invoked.
Payment terms vary by the type and location of the customer and the products or services offered. Revenue from our sales have not been adjusted for the effects of a financing component as we expect that the period between when we transfer control of the product and when we receive payment to be one year or less. Sales, value add, and other taxes collected concurrent with revenue are excluded from sales. The Company records amounts billed to customers for shipping and handling in a sales transaction as revenue. Shipping and handling costs are treated as fulfillment costs and are included in costs of sales.
The Company records reductions to sales for prompt payment discounts, customer and distributor incentives including rebates, and returns at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Returns are estimated at the time of the sale primarily based on historical experience and recorded gross on the condensed consolidated balance sheet.
Sales commissions are expensed when the amortization period is less than a year and are generally not capitalized as they are typically earned at the completion of the contract when the customer is invoiced or when the customer pays Vertiv. We typically offer warranties that are consistent with standard warranties in the jurisdictions where we sell our goods and services. Our warranties are generally assurance type warranties for which we promise that our goods and services meet contract specifications. In limited circumstances, we sell warranties that extend the warranty coverage beyond the standard coverage offered on specific products. Sales for these separately-priced warranties are recorded based on their stand-alone selling price and are recognized as revenue over the length of the warranty period.
Foreign currency translation
The functional currency for substantially all of the Company’s non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss). Transactions denominated in currencies other than the subsidiaries’ functional currencies are subject to changes in exchange rates with resulting gains/losses recorded in net earnings (loss).
Cash and cash equivalents
Cash and cash equivalents are reflected on the consolidated balance sheets and consist of highly liquid investments with original maturities of three months or less.
The following table provides a reconciliation of the amount of cash, cash equivalents and restricted cash reported within the consolidated balance sheets. Restricted cash represents amounts held in an escrow account related to payment of specific tax indemnities related to the acquisition of Vertiv.
	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$223.5	$215.1	$388.0
Restricted cash included in other current assets	10.2	10.2	10.2
Total cash, cash equivalents, and restricted cash	$233.7	$225.3	$398.2

Accounts receivable and allowance for doubtful accounts
The Company’s accounts receivable are derived from customers located in the U.S. and numerous foreign jurisdictions. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company establishes an allowance for uncollectible accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Write-offs are recorded against the allowance for doubtful accounts when all reasonable efforts for collection have been exhausted.
Inventories
Inventories are stated at the lower of cost, using the first-in, first-out method, or net realizable value and the majority is valued based on standard costs. The remainder is valued based on average actual costs. Standard costs are revised at the beginning of each fiscal year. The impact from annually resetting standards, as well as operating variances incurred throughout the year, are allocated to inventories and recognized in cost of sales as product is sold.
The following are the components of inventory:
	December 31, 2019	December 31, 2018
Inventories
Raw materials	$180.2	$201.0
Finished Products	162.6	201.4
Work in process	58.2	84.1
Total inventories	$401.0	$486.5
Fair value measurement
Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. The carrying value approximates fair value for cash and cash equivalents, accounts receivable and accounts payable because of the relatively short-term maturity of these instruments.
Debt issuance costs, premiums and discounts
Debt issuance costs, premiums and discounts are amortized into interest expense over the terms of the related loan agreements using the effective interest method or other methods which approximate the effective interest method. Debt issuance costs related to a recognized debt liability are presented on the balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with discounts.
Property, plant and equipment and definite lived intangible assets
The Company records investments in land, buildings, and machinery and equipment at cost, which includes the then fair values of assets acquired in business combinations. Depreciation is computed principally using the straight-line method over estimated service lives, which are 30 to 40 years for buildings and 10 to 12 years for machinery and equipment. The Company’s definite lived identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over their estimated useful lives. Definite lived identifiable intangibles consist of intellectual property such as patented and unpatented technology and trademarks, customer relationships and capitalized software. Definite lived identifiable intangible assets are also subject to evaluation for potential impairment if events or circumstances indicate the carrying value may not be recoverable. Long-lived tangible and intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of expected future undiscounted cash flows of the related assets is less than the carrying values.
Following are the components of property, plant and equipment:
	December 31, 2019	December 31, 2018
Property, plant and equipment, net
Machinery and equipment	$280.7	$254.8
Buildings	243.2	234.0
Land	46.7	51.7
Construction in progress	21.9	15.9
Property, plant and equipment, at cost	592.5	556.4
Less: Accumulated depreciation	(164.3)	(114.7)
Property, plant and equipment, net	$428.2	$441.7
Goodwill and other indefinite lived intangible assets
Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Goodwill represents the excess of consideration paid over the net assets acquired and is assigned to the reporting unit that acquires the business. A reporting unit is an operating segment as defined in ASC 280, Segment Reporting, or a business one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. The Company conducts annual impairment tests of goodwill in the fourth quarter or more frequently if events or circumstances indicate a reporting unit’s fair value may be less than its carrying value. If an initial assessment indicates it is more likely than not goodwill may be impaired, it is evaluated by comparing the reporting unit’s estimated fair value to its carrying value. If its carrying value exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the fair value of goodwill. Estimated fair values of the reporting unit are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk-adjusted interest rates and also the market approach.
Indefinite lived intangible assets consist of certain trademarks which are also evaluated annually for impairment or upon the occurrence of a triggering event. Impairment is determined to exist when the fair value is less than the carrying value of the assets being tested.
Product warranties
Warranties generally extend for one to two years from the date of sale. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific issues that may arise.
Product warranty expense is approximately one percent of sales and the product warranty accrual is reflected in accrued expenses in the consolidated balance sheets.

The change in product warranty accrual is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Beginning balance	$44.9	$40.0	$37.4
Provision charge to expense	48.7	41.0	32.4
Paid/utilized	(50.3)	(36.1)	(29.8)
Ending balance	$43.3	$44.9	$40.0
Derivative instruments and hedging activities
In the normal course of business, the Company is exposed to changes in foreign currency exchange rates and commodity prices due to its worldwide presence and business profile. The Company’s foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its subsidiaries. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company’s risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is less than one year.
All derivatives are accounted for under ASC 815, Derivatives and Hedging, and recognized at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in equity and recognized when the underlying transaction impacts earnings. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to the revaluation of certain foreign-currency denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the consolidated statements of earnings (loss) immediately.
As of December 31, 2019, 2018, and 2017 no outstanding currency and commodity hedges received deferral accounting treatment. Accordingly, the Company recognized mark-to-market gains/(losses) of  $(0.4), $1.2, and $(1.3) during the years ended December 31, 2019, 2018, and 2017 respectively. The fair values of the outstanding hedge instruments were measured using valuations based upon quoted prices for similar assets and liabilities in active markets (Level 2) and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts.
Income taxes
The provision for income taxes is determined using the asset and liability approach of ASC 740 by jurisdiction on a legal entity by legal entity basis. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are measured using enacted rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact of a change in income tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The tax carryforwards reflected in the Company’s consolidated financial statements have been determined using the separate return method. The tax carryforwards include net operating losses and tax credits.
The Company’s extensive operations and the complexity of global tax regulations require assessments of uncertainties in estimating the taxes the Company will ultimately pay. The Company recognizes liabilities for anticipated tax audit uncertainties in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due.
APB 23 of ASC 740-30 provides guidance that U.S. companies do not need to recognize tax effects on outside basis differences that are indefinitely reinvested. As of December 31, 2019 and 2018, the Company has provided for U.S. federal income taxes, foreign withholding and other taxes on outside basis differences in certain foreign subsidiaries that are not indefinitely reinvested. Certain earnings in certain foreign affiliates are indefinitely reinvested, but determining the impact of such amounts was not practicable.
Commitments and contingencies
Certain conditions may exist as of the date of the financial statements which may result in a loss to the Company, but will only be resolved when one or more future events occur or fail to occur. Such liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when the Company assesses that it is probable that a future liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which the Company assesses as being probable of realization, are recorded to the extent of related contingent liabilities accrued. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred. The Company records gain contingencies when realized.
Recently adopted accounting pronouncements
Effective January 1, 2019, we adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02, Leases, which requires the recognition of lease assets and liabilities by lessees for those leases classified as operating leases under previous guidance. The Company adopted the standard effective January 1, 2019 using the modified retrospective transition option of applying the standard at the adoption date. The Company elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carry forward the historical lease classification. As a result of the adoption, the Company recorded both operating lease right-of-use assets of  $110.4 and operating lease liabilities of  $113.2 as of December 31, 2019. The adoption had no impact on the consolidated statements of earnings (loss), comprehensive income (loss) and cash flows for the year ended December 31, 2019. Refer to Note 8 — Leases for additional information pertaining to the adoption of the new standard.
In December 2019, the FASB issued ASU 2019-12: Income Taxes to simplify the accounting for income taxes. The new guidance removes certain exceptions to the general principles of ASC 740 related to intraperiod tax allocation exceptions, deferred tax liabilities related to outside basis differences, and year-to-date losses in interim periods. The Company adopted the amendments as of January 1, 2019 and has determined that the impact on the consolidated financial statements is not material and no adjustment to retained earnings is necessary.
Accounting pronouncements not yet adopted
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a service contract hosting arrangement with those of developing or obtaining internal-use software. This standard is effective for the Company January 1, 2020. The Company will adopt the guidance prospectively to all implementation costs incurred after the date of adoption.
In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326), a new standard to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for the Company January 1, 2020, and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have a material impact on its consolidated financial statements.

(2)   Acquisitions
Acquisition of geist
On February 1, 2018, certain of our subsidiaries acquired assets and assumed liabilities related to the business of Geist, as well as outstanding ownership interests of each of Geist Shenzen Trading Limited Company and Geist Europe Ltd. (together, “Geist”), for $123.6 of cash. Geist is a leading manufacturer of rack power distribution units, intelligent power, airflow management, environmental monitoring and infrastructure management solutions for data centers. During the second quarter of 2018, we completed the acquisition for an additional $2.5 of cash related to the purchase of additional assets. The Company used the acquisition method of accounting to account for these transactions. Under the acquisition method of accounting, the assets acquired and liabilities assumed in the transactions were recorded at their respective estimated fair values at the acquisition date. The fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market.
The total aggregate purchase consideration, net of cash acquired, was as follows:
Purchase consideration
Cash	$126.1
Purchase consideration	126.1
Less: Cash acquired	(1.8)
Purchase consideration, net of cash acquired	$124.3
Assets acquired and liabilities assumed in connection with the acquisition have been recorded at their respective estimated fair values as of the closing date. The purchase price was finalized during the fourth quarter of 2018.
The following table summarizes the values of the assets acquired and liabilities assumed at the closing date:
Purchase price allocation
Current assets	$18.1
Property, plant and equipment, net	28.5
Intangible assets	40.4
Total identifiable assets	87.0
Current liabilities	5.3
Total identifiable liabilities assumed	5.3
Goodwill	42.6
Purchase consideration, net of cash acquired	$124.3
Goodwill is calculated as the excess of the consideration transferred over the fair value of the net assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill include the future growth potential of Geist and its assembled workforce. Goodwill was assigned to the Americas and EMEA segments and is expected to be deductible for income tax purposes in the U.S.

The following table details the total identifiable intangible assets acquired, their useful lives and fair values:
	Useful life (years)	Fair value
Customer relationships	15	$21.9
Developed technology	15	12.4
Trademarks	5	6.1
Total finite-lived identifiable intangible assets		$40.4
Weighted average useful life of finite-lived intangibles (years)		13.5
Acquisition of Energy Labs, Inc.
On December 28, 2017, Vertiv acquired Energy Labs, Inc. (“Energy Labs”), a leading provider of direct and indirect air handling systems and modular data center solutions for $149.5. The Company used the acquisition method of accounting to account for this transaction. Under the acquisition method of accounting, the assets acquired and liabilities assumed in the transaction were recorded at their respective estimated fair values at the acquisition date. The U.S. GAAP purchase price includes estimated contingent consideration of  $12.8 at the date of acquisition related to the potential maximum $34.5 payment contingent on the achievement of 2018 adjusted income measures. The Company determined the fair value of the contingent consideration based on an income approach using a risk-neutral simulation model. Inputs include the financial forecasts of the future operating results of Energy Labs, the probability of reaching the forecast, and the associated discount rate. At December 31, 2017, a discount rate of 14.8% was utilized in the valuation. On an undiscounted basis, the range of outcomes was zero to $34.5. The fair value measurements represent Level 3 measurements as they are based on significant inputs not observable in the market. The contingent consideration was revalued each quarter under the same valuation technique applied during purchase accounting. The fair value of contingent consideration decreased during the year ended December 31, 2018 by $10.0 to $2.8 due to remeasurement which was recognized in other deductions, net, in the consolidated statement of earnings (loss) and represents our best estimate of the final amount due under this arrangement.
The total aggregate purchase consideration, net of cash acquired, was as follows:
Purchase consideration
Cash	$144.2
Contingent consideration	12.8
Purchase consideration	157.0
Less: Cash acquired	(7.5)
Purchase consideration, net of cash acquired	$149.5
Assets acquired and liabilities assumed in connection with the acquisition have been recorded at their respective estimated fair values as of the closing date. The purchase price was finalized during the fourth quarter of 2018.

The following table summarizes the values of the assets acquired and liabilities assumed at the closing date:
Purchase price allocation
Current assets	$26.4
Property, plant and equipment, net	23.6
Intangible assets	73.7
Total identifiable assets	123.7
Current liabilities	13.3
Deferred income taxes	23.1
Total identifiable liabilities assumed	36.4
Goodwill	62.2
Purchase consideration, net of cash acquired	$149.5
Goodwill is calculated as the excess of the consideration transferred over the fair value of the net assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill include the future growth potential of Energy Labs and its assembled workforce. All of the goodwill was assigned to the Americas segment and none of the goodwill is expected to be deductible for income tax purposes.
The following table details the total identifiable intangible assets acquired, their useful lives and fair values:
	Useful life (years)	Fair value
Customer relationships	10	$59.7
Trademarks	5	3.3
Capitalized software	5	7.5
Other Intangibles	1	3.2
Total finite-lived identifiable intangible assets		$73.7
Weighted average useful life of finite-lived intangibles (years)		8.9
For financial accounting purposes, there were certain items including amortizable intangible assets and the excess of fair value of assets over tax basis that were treated as temporary differences.
During 2017 Vertiv made net payments of  $75.0 to finalize the acquisition accounting with Emerson Network Power related to the 2016 acquisition.
(3)   Revenue
Beginning with the first quarter of 2019, we revised our sales by product and service. Accordingly, we have restated our disaggregated revenue table by product and service offering below to conform with the 2019 presentation.
We have determined the following types of performance obligations exist within our contracts with customers:
Critical infrastructure & solutions
We identify delivery of products as performance obligations within the critical infrastructure & solutions offering. Such products include AC and DC power management, thermal management, modular hyperscale type data center sites, as well as hardware for managing IT equipment. We generally satisfy these performance obligations and recognize revenue for these products at a point in time when control has transferred to the customer. The transfer of control generally occurs when the product has been shipped or delivery has occurred, depending on shipping terms.

For customized products that the customer controls at the customer’s site while we build and customize the product, we recognize revenue over time because the customer obtains control of the asset as it is built. For these products, we use an input method to recognize revenue based on costs incurred relative to total estimated project costs as this represents the most faithful measure of the goods transferred to the customer.
Services & software solutions
Services include preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and digital critical infrastructure software. Services are generally recognized as the services are provided, or straight-line for stand-ready contracts, because the customer simultaneously receives and consumes the benefit as we perform the services. We recognize revenue for software applications at a point in time upon transfer of the software and monitoring services are recognized over time.
I.T. and edge infrastructure and solutions
Performance obligations within I.T. and edge infrastructure include the delivery of racks, rack power, rack power distribution, rack thermal systems, and configurable integrated solutions. For these performance obligations, we recognize revenue at a point in time based on when transfer of control occurs.
Disaggregation of revenues
The following table disaggregates our revenue by product and service offering and timing of transfer of control:
	Year ended December 31, 2019
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:
Critical infrastructure & solutions	$1,355.4	$763.2	$514.0	$2,632.6
Services & software solutions	679.4	336.0	283.5	1,298.9
I.T. & edge infrastructure and solutions	194.3	178.8	126.6	499.7
Total	$2,229.1	$1,278.0	$924.1	$4,431.2
Timing of revenue recognition:
Products and services transferred at a point in time	$1,592.4	$1,007.1	$748.9	$3,348.4
Products and services transferred over time	636.7	270.9	175.2	1,082.8
Total	$2,229.1	$1,278.0	$924.1	$4,431.2

	Year ended December 31, 2018
	Americas	Asia Pacific	Europe, Middle East, & Africa	Total
Sales by Product and Service Offering:
Critical infrastructure & solutions	$1,246.4	$723.9	$481.5	$2,451.8
Services & software solutions	669.8	339.1	267.2	1,276.1
I.T. & edge infrastructure and solutions	229.5	181.2	147.0	557.7
Total	$2,145.7	$1,244.2	$895.7	$4,285.6
Timing of revenue recognition:
Products and services transferred at a point in time	$1,530.6	$973.5	$701.8	$3,205.9
Products and services transferred over time	615.1	270.7	193.9	1,079.7
Total	$2,145.7	$1,244.2	$895.7	$4,285.6
The opening and closing balances of our current and long-term contract assets and current and long-term deferred revenue are as follows:
	Balances at December 31, 2019	Balances at December 31, 2018
Deferred revenue—current(1)	$160.9	$170.5
Deferred revenue—noncurrent(2)	41.3	36.5
Other contract liabilities—current(1)	39.8	29.8
(1)   Current deferred revenue and contract liabilities are included within accrued expenses.
(2)   Noncurrent deferred revenue is recorded within other long-term liabilities.
Deferred revenue consists primarily of maintenance, extended warranty and other service contracts. We expect to recognize revenue of  $21.8, $12.8 and $6.7 in the years ending December 31, 2021, 2022, and thereafter, respectively.
(4)   Discontinued operations
On July 27, 2017, the Company entered into an agreement to sell its critical power business for approximately $1,250.0. The sale closed on October 31, 2017. The decision to divest this business was part of our strategy to focus on applying resources toward business and technological advancements in our core data center, telecommunications and commercial and industrial markets.
We determined the sale of the critical power business represents discontinued operations as it constitutes a disposal of an operating segment, meets held for sale criteria, and is a strategic shift that will have a major effect on our operations and financial results. As a result, we reclassified the related earnings (loss) from continuing operations to earnings (loss) from discontinued operations—net of income taxes on the consolidated statement of earnings (loss) for all the periods presented. No amounts for shared general and administrative operating support expense were allocated to the discontinued operation.
As a result of the transaction, Vertiv recorded an after-tax gain on the sale of the business of approximately $33.2 for the year ended December 31, 2017. During 2018, Vertiv recorded additional after-tax gain on the sale of the business of  $6.9, related to a $4.4 working capital settlement and $2.5 of other tax adjustments.
The following table provides the major classes of line items constituting the results of the discontinued operations during the year ended December 31, 2017. The year ended December 31, 2017, includes the results of operations as a discontinued operation for the Company’s critical power business through October 31, 2017, the date of its disposition, and the gain on the disposition of the discontinued operation.
December 31, 2017
Net sales
Net sales	$365.9
Costs and expenses
Cost of sales	204.3
Selling, general and administrative expenses	91.1
Other deductions (income), net	55.3
Interest expense, net	28.7
Earnings (loss) before income taxes	(13.5)
Income tax expense	1.9
Earnings (loss) from Discontinued Operations—before gain on sale of discontinued operations	$(15.4)
Gain on Disposition of Discontinued Operations—net of income taxes	33.2
Earnings (loss) from Discontinued Operations—net of income taxes	$17.8
There were no assets and liabilities of discontinued operations on the Consolidated Balance Sheet at December 31, 2019 or 2018.
The following table summarizes the depreciation, amortization, and capitalized expenditures for discontinued operations during the year ended December 31, 2017.
December 31, 2017
Depreciation	$2.5
Amortization	55.0
Capital expenditures	0.6
(5)   Restructuring costs
Restructuring expense reflects costs associated with the Company’s efforts to continually improve operational efficiency and deploy assets to remain competitive on a worldwide basis. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. Start-up and moving costs include costs of moving fixed assets, employee training and relocation. Vacant facility costs include security, maintenance, utilities and other costs.
Restructuring expenses were $20.7, $46.2, $41.6 for the years ended December 31, 2019, 2018 and 2017, respectively. These expenses are recorded in other deductions, net in the consolidated statements of earnings (loss). The Company expects full year 2020 restructuring expense to be approximately $7.9. This expense primarily will relate to severance and benefits as part of the organizational re-alignment initiatives.
The change in the liability for restructuring costs for the year ended December 31, 2019 follows:
	2018	Paid/ utilized	Expense	2019
Severance and benefits	$24.6	$(21.6)	$18.6	$21.6
Lease and contract terminations	—	—	—	—
Vacant facility and other shutdown costs	1.2	(1.3)	0.7	0.6
Start-up and moving costs	—	(1.4)	1.4	—
Total	$25.8	$(24.3)	$20.7	$22.2

The change in the liability for restructuring costs for the year ended December 31, 2018 follows:
	2017	Paid/ utilized	Expense	2018
Severance and benefits	$20.1	$(28.7)	$33.2	$24.6
Lease and contract terminations	2.2	(2.2)	—	—
Vacant facility and other shutdown costs	5.9	(15.2)	10.5	1.2
Start-up and moving costs	0.1	(2.6)	2.5	—
Total	$28.3	$(48.7)	$46.2	$25.8
The change in liability for the restructuring costs for the year ended December 31, 2017 follows:
	2016	Paid/ utilized	Expense	2017
Severance and benefits	$14.8	$(24.7)	$30.0	$20.1
Lease and contract terminations	0.2	(0.3)	2.3	2.2
Vacant facility and other shutdown costs	0.2	(2.4)	8.1	5.9
Start-up and moving costs	0.4	(1.5)	1.2	0.1
Total	$15.6	$(28.9)	$41.6	$28.3
Restructuring expense by business segment follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Americas	$5.3	$13.7	$11.7
Asia Pacific	3.9	8.3	13.6
Europe, Middle East & Africa	11.1	19.0	15.5
Corporate	0.4	5.2	0.8
Total	$20.7	$46.2	$41.6
(6)   Goodwill and other intangibles
The change in the carrying value of goodwill by segment follows:
	Americas	Asia Pacific	Europe, Middle East & Africa	Total
Balance, December 31, 2017	$356.4	$53.1	$186.6	$596.1
Foreign currency translation	1.9	(2.5)	(10.5)	(11.1)
Measurement period adjustments(1)	9.0	0.3	3.0	12.3
Acquisitions(1)	29.2	—	7.5	36.7
Balance, December 31, 2018	$396.5	$50.9	$186.6	$634.0
Foreign currency translation and other	(25.0)	(0.6)	(2.6)	(28.2)
Balance, December 31, 2019	$371.5	$50.3	$184.0	$605.8
(1)   Represents measurement period adjustments related to the Geist and Energy Labs acquisitions. See note 2 for additional information.

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:
	As of December 31, 2019
	Gross	Accumulated amortization	Net
Customer relationships	$1,099.2	$(268.2)	$831.0
Developed Technology	328.2	(105.4)	222.8
Capitalized software	103.3	(35.8)	67.5
Trademarks	38.6	(12.4)	26.2
Favorable operating leases	2.1	(2.1)	—
Total finite-lived identifiable intangible assets	$1,571.4	$(423.9)	$1,147.5
Indefinite-lived Trademarks	294.1	—	294.1
Total Intangible Assets	$1,865.5	$(423.9)	$1,441.6
	As of December 31, 2018
	Gross	Accumulated amortization	Net
Customer relationships	$1,102.0	$(180.4)	$921.6
Developed Technology	326.2	(70.5)	255.7
Capitalized software	81.6	(17.9)	63.7
Trademarks	38.6	(7.7)	30.9
Favorable operating leases	2.1	(1.8)	0.3
Backlog	139.2	(139.2)	—
Total finite-lived identifiable intangible assets	$1,689.7	$(417.5)	$1,272.2
Indefinite-lived Trademarks	292.0	—	292.0
Total Intangible Assets	$1,981.7	$(417.5)	$1,564.2
Total intangible asset amortization expense for the years ended December 31, 2019, 2018 and 2017, was $145.8, $156.6, $224.8, respectively. Based on intangible asset balances as of December 31, 2019, expected amortization expense is $145.2 in 2020, $145.9 in 2021, $137.9 in 2022, $133.2 in 2023, $133.0 in 2024.
(7)   Debt
Long-term debt consists of the following as of December 31, 2019 and 2018:
	December 31, 2019	December 31, 2018
Term Loan due 2023	$2,070.0	$2,070.0
9.250% Senior notes due 2024	750.0	750.0
12.00%/13.00% PIK notes due 2022	500.0	500.0
ABL Revolving Credit Facility	145.2	245.1
10.00% notes due 2024	120.0	—
Unamortized discount and issuance costs	(117.9	(137.3)
Long-term debt, net	$3,467.3	$3,427.8

Contractual maturities of the Company’s debt obligations as of December 31, 2019 are shown below:
	Term loan	9.250% senior notes	PIK notes	ABL	10.00% notes	Total
2020	$—	$—	$—	$—	$—	$—
2021	—	—	—	145.2	—	145.2
2022	—	—	500.0	—	—	500.0
2023	2,070.0	—	—	—	—	2,070.0
2024	—	750.0	—	—	120.0	870.0
Total	$2,070.0	$750.0	$500.0	$145.2	$120.0	$3,585.2
Term loan
On November 30, 2016, Vertiv Group and Vertiv Intermediate II entered into a $2,320.0 senior term loan credit agreement that matures on November 30, 2023 with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent (the “Term Loan Facility”, and the loan thereunder, the “Term Loan”). On February 9, 2017, Vertiv Group made a voluntary partial prepayment of  $75.0 on the Term Loan, reducing the outstanding principal amount to $2,245.0.
On March 17, 2017, Vertiv Group, Vertiv Intermediate II, certain of their subsidiaries, the relevant lenders under the Term Loan Facility and the administrative agent under the Term Loan Facility amended the Term Loan Facility (the “Amended Term Loan Facility”) to reduce the interest payable thereunder to the LIBO Rate (as defined in the documentation governing the Amended Term Loan Facility), plus the applicable margin of 4.00% per annum, or the Base Rate (as defined in the documentation governing the Amended Term Loan Facility) as in effect from time to time, plus the applicable margin of 3.00% per annum. The loans under the Amended Term Loan Facility amortize in quarterly installments in an amount equal to 1.00% per annum beginning in June 2020, and include other customary mandatory prepayments including: (a) commencing with the fiscal year ending December 31, 2018 (as clarified in that certain Amendment No. 2 described below), 75% (subject to step-downs based on first lien net leverage ratios) of Excess Cash Flow (as defined in documentation governing the Amended Term Loan Facility) and (b) subject to certain exceptions and reinvestment rights, the Term Loan requires that 100% of the net cash proceeds from certain asset sales, insurance recovery and condemnation events and unpermitted debt issuances are applied to repay the loans thereunder.
Subject to customary conditions, the Amended Term Loan Facility allows for an increase in the commitments thereunder by an amount not to exceed the sum of  (i) $325.0, (ii) all previous voluntary prepayments of the loans thereunder as of the relevant date of determination (other than the prepayment described in the immediately subsequent paragraph), and (iii) an unlimited amount so long as the first lien net leverage ratio as of the relevant date of determination does not exceed 3.05 to 1.00 on a pro forma basis. The obligations of Vertiv Group under the Term Loan are guaranteed by Vertiv Intermediate II, and Vertiv Group’s existing and future direct and indirect wholly-owned domestic subsidiaries, with certain exceptions, and secured by (i) first priority liens and security interests on substantially all of the fixed assets of Vertiv Group and the guarantors and (ii) second priority liens and security interests on substantially all current assets of Vertiv Group and the guarantors.
On November 1, 2017, Amendment No. 2 to the Term Loan Facility was executed and a $500.0 partial prepayment of the loans under the Amended Term Facility was made as a condition to the effectiveness of such Amendment No. 2. Amendment No. 2 also permitted the payment of a one-time dividend in connection with the sale of our critical power business and eliminated the quarterly installments of 1.00% per annum beginning in June 2020. The terms of the loan under the Amended Term Facility were otherwise unchanged. Lender fees of  $8.7 were capitalized and are being amortized over the remaining life of the debt and $29.2 of original issuance costs were written off due to the prepayment. Additionally, $99.0 in consent fees and $6.2 of legal and administrative fees were expensed and are included in interest expense in the year ended December 31, 2017.

In December 2017, Vertiv Group, the guarantors party to the Amended Term Loan Facility on such date and JPMorgan Chase Bank, N.A., as administrative agent and the incremental lender, further modified the Amended Term Loan Facility to provide for an incremental borrowing of  $325.0 on the Term Loan, resulting in a principal balance of  $2,070.0 and $4.2 of issuance costs capitalized.
9.250% senior notes
On October 17, 2016, Vertiv Group issued $750.0 aggregate principal amount of 9.250% senior notes maturing on October 15, 2024 (the “2024 Notes”). The proceeds of the 2024 Notes were used to finance the Transaction and related costs.
Each 2024 Note bears interest at a rate of 9.250% per annum payable semi-annually on April 15 and October 15 of each year, which commenced with April 15, 2017. Prior to the maturity date, the 2024 Notes are also subject to repurchase of up to 100% of the outstanding aggregate principal at a redemption price of 100% plus an applicable premium (as defined in the indenture to the 2024 Notes) and accrued and unpaid interest. The 2024 Notes rank contractually equal in right of payment to all of Vertiv Group’s other existing and future senior unsecured indebtedness. Each 2024 Note is guaranteed on a senior unsecured basis by all of Vertiv Group’s domestic subsidiaries that are borrowers under or guarantee the Term Loan (as defined below) and the ABL Revolving Credit Facility. On October 27, 2017, Vertiv Group entered into a supplemental indenture to permit the payment of a one-time dividend in connection with the sale of our critical power business and to lower the cap on indebtedness permitted under the indenture.
12.00%/13.00% senior PIK toggle notes due 2022
On February 9, 2017, Vertiv Intermediate Holding Corporation (“Holdco”), a wholly owned subsidiary of Vertiv Holding, issued $500.0 of 12.00%/13.00% Senior PIK Toggle Notes due 2022 (the “2022 Notes”). Holdco used the proceeds from the offering to (a) pay a cash dividend to its sole stockholder and (b) repay $75.0 of outstanding loans under the Term Loan. Holdco’s only material asset is the capital stock of Vertiv Intermediate Holding II Corporation (“Vertiv Intermediate II”), another holding corporation whose only material assets are its equity interest in Vertiv Group. Other than the 2022 Notes and its ownership of the capital stock of Vertiv Intermediate II, Holdco has no independent operations. Each note bears interest (a) at a cash interest rate of 12.00% per annum (b) at a “PIK” interest rate of 13.00% for interest paid through increases in the principal amount of notes outstanding or through issuances of new notes (upon satisfaction of certain conditions), either of which is payable semi-annually on February 15 and August 15 of each year, commencing with August 15, 2017. The 2022 Notes rank contractually equal in right of payment to all of Holdco’s other existing and future senior unsecured indebtedness. On October 27, 2017, Holdco entered into a supplemental indenture to permit the payment of a one-time dividend in connection with the sale of the our critical power business and to lower the cap on indebtedness permitted under the indenture.
ABL revolving credit facility
On November 30, 2016, Vertiv Group, as lead borrower, certain of its subsidiaries, as borrowers, and Vertiv Intermediate II entered into an aggregate $400.0 asset-based revolving credit agreement (the “ABL Revolving Credit Agreement”) that matures on November 30, 2021 (such facility, the “ABL Revolving Credit Facility”) with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Subject to certain terms and conditions, the ABL Revolving Credit Agreement allows Vertiv Group to increase the commitments under the ABL Revolving Credit Facility by an aggregate amount not to exceed $150.0, During the year ended December 31, 2019, Vertiv Group increased the limit on the ABL Revolving Credit Facility to $455.0. As of December 31, 2019, we have $95.0 of incremental capacity remaining. The commitments under the ABL Revolving Credit Agreement are bifurcated into (i) commitments in respect of a U.S. dollar-denominated sub-facility (the “U.S. Sub-facility”) and (ii) commitments with respect of one or more sub-facilities available in multiple currencies outside of the U.S. dollar (collectively, the “Foreign Sub-facilities”). The obligations under the ABL Revolving Credit Facility are guaranteed (or, in the case of certain subsidiaries, co-borrowed) by Vertiv Intermediate II and Vertiv Group’s existing and future direct and indirect wholly-owned domestic subsidiaries, with certain exceptions, and secured by (i) first priority liens and security interests on substantially all of the current assets of Vertiv Group and the guarantors, and (ii) second priority liens and security interests on substantially all of the fixed assets of Vertiv Group and the guarantors. In addition, the obligations in respect of the Foreign Sub-facilities are guaranteed (or in the case of certain subsidiaries, co-borrowed) by certain foreign subsidiaries of Vertiv Group, and secured by the assets of such foreign subsidiaries that are included in the asset base.
At the Vertiv Group’s option, U.S. Sub-facility loans under the ABL Revolving Credit Facility bear interest at either (a) a LIBOR rate, plus an initial applicable margin of 1.75% (or 2.75% for borrowings within the FILO tranche), or (b) a base rate (not less than 2.00%) plus an initial applicable margin of 0.75% (or 1.75% for borrowings within the FILO tranche). Foreign Sub-facilities bear interest at the benchmark rate applicable to the elected currency each loan is carried in, plus an applicable margin. The applicable margin for all loans under the ABL Revolving Credit Facility following the Closing Date is the initial applicable margin. Following the Company’s first full fiscal quarter after the Closing Date and each quarter thereafter, the applicable margin is subject to an increase or decrease of 25 basis points from the initial applicable margin as determined by the average available borrowings for the preceding quarter. The ABL Revolving Credit Facility also requires a commitment fee be paid to the lenders on the average daily unused portion thereof at a rate of 0.25% per annum through maturity.
At December 31, 2019, the Company had $287.2 of availability under the ABL Revolving Credit Facility, net of letters of credit outstanding in the aggregate principal amount of  $22.6.
10.00% Notes
During May 2019, Vertiv Group issued $120.0 aggregate principal amount of 10.00% senior secured second lien notes maturing on May 15, 2024 (with a springing maturity to November 15, 2021 if the Holdco’s PIK Toggle Notes are not repaid, redeemed or discharged, or the maturity with respect thereto is not otherwise extended, on or prior to November 15, 2021). Each note bears interest at a rate of 10.00% per annum payable semi-annually on May 15 and November 15 of each year. The obligations of Vertiv Group under the notes are guaranteed by Vertiv Group’s existing and future direct and indirect wholly-owned domestic subsidiaries, with certain exceptions, and secured by liens junior in priority to the first priority liens securing each of Vertiv Group’s existing revolving credit agreement and existing term loan credit agreement.
(8)   LEASES
The Company leases office space, warehouses, vehicles, and equipment. Leases have remaining lease terms of 1 year to 20 years, some of which have renewal and termination options. Termination options are exercisable at the Company’s option. Terms and conditions to extend or terminate are recognized as part of the right-of-use assets and lease liabilities where prescribed by the guidance. The majority of our leases are operating leases. Finance leases are immaterial to our consolidated financial statements.
The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet. All other operating leases are recorded on the balance sheet with a corresponding operating lease asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company’s lease agreements do not contain any material residual value guarantees or restrictive covenants.
Operating lease assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate, adjusted for lease term and foreign currency, based on the information available at lease commencement date. Lease agreements with lease and non-lease components are generally accounted for as a single lease component. The Company’s operating lease expense is recognized on a straight-line basis over the lease term.

Operating lease expense is as follows:
Year ended December 31, 2019
Operating lease cost	$49.7
Short-term and variable lease cost	31.6
Total lease cost	$81.3
Supplemental cash flow information related to operating leases is as follows:
Year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows—payments on operating leases	$51.7
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	$157.0
Supplemental balance sheet information related to operating leases is as follows:
		December 31, 2019
Operating lease right-of-use assets	Financial statement line item Other assets	$110.4
Operating lease liabilities	Accrued expenses and other liabilities	35.0
Operating lease liabilities	Other long-term liabilities	78.2
Total lease liabilities		$113.2
Weighted average remaining lease terms and discount rates for operating leases are as follows:
December 31, 2019
Weighted Average Remaining Lease Term	4.5 years
Weighted Average Discount Rate	7.3%
Maturities of lease liabilities at December 31, 2019 are as follows:
December 31, 2019
Operating Leases
2020	$43.3
2021	31.6
2022	24.1
2023	18.0
2024	10.6
Thereafter	14.2
Total Lease Payments	141.8
Less: Imputed Interest	(28.6)
Present value of lease liabilities	$113.2

As previously disclosed in our 2018 financial statements and under the previous lease accounting standard, future minimum annual rentals under noncancellable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs as of December 31, 2018 were as follows:
2019	$51.4
2020	37.2
2021	25.4
2022	17.9
2023	12.4
Thereafter	19.2
Total noncancelable long-term leases	$163.5
(9)   PENSION PLANS
Most of the Company’s employees participate in defined contribution plans, including 401(k), profit sharing, and other savings plans that provide retirement benefits.
Certain U.S. and non-U.S. employees participate in Company specific or statutorily required defined benefit plans. In general, the Company’s policy is to fund these plans based on legal requirements, required benefit payments, and other factors.
Retirement plans expense includes the following components:
	U.S. plans
	December 31, 2019	December 31, 2018	December 31, 2017
Company defined benefit plans:
Service cost	$—	$—	$0.1
Interest cost	—	—	0.4
Expected return on plan assets	—	—	(0.6)
Net amortization	—	0.2	—
Net periodic pension expense	—	0.2	(0.1)
Settlement	—	(0.1)	0.9
Defined contribution plans	13.5	12.7	14.8
Total	$13.5	$12.8	$15.6
	Non-U.S. plans
	December 31, 2019	December 31, 2018	December 31, 2017
Company defined benefit plans:
Service cost	$2.4	$2.6	$2.8
Interest cost	2.4	2.3	2.6
Expected return on plan assets	(0.9)	(0.7)	(0.9)
Net amortization	—	—	—
Net periodic pension expense	3.9	4.2	4.5
Curtailment	—	(1.3)	(1.6)
Settlement	—	—	0.1
Defined contribution plans	2.8	3.7	2.6
Total	$6.7	$6.6	$5.6

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for defined benefit pension plans follow:
	U.S. plans
	December 31, 2019	December 31, 2018
Projected benefit obligation, beginning	$0.9	$4.4
Service cost	—	—
Interest cost	—	—
Actuarial loss	—	(0.6)
Benefits paid	—	(0.2)
Acquisition/Divestiture	—	—
Settlements	—	(2.7)
Projected benefit obligation, ending	$0.9	$0.9
Fair value of plan assets, beginning	—	3.7
Employer contributions	0.1	0.1
Benefits paid	(0.1)	(0.2)
Acquisition/Divestiture	—	—
Settlements	—	(2.7)
Foreign currency translation and other	—	(0.9)
Fair value of plan assets, ending	$—	$—
Net amount recognized in the balance sheet	$(0.9)	$(0.9)
Amounts recognized in the balance sheet:
Noncurrent asset	$—	$—
Current liability	(0.1)	—
Noncurrent liability	(0.8)	(0.9)
Net amount recognized in the balance sheet	$(0.9)	$(0.9)
Accumulated other comprehensive loss	$—	$—
	Non-U.S. plans
	December 31, 2019	December 31, 2018
Projected benefit obligation, beginning	$75.5	$76.7
Service cost	2.4	2.6
Interest cost	2.4	2.3
Actuarial loss	13.4	4.8
Benefits paid	(2.4)	(2.2)
Participant contributions	0.3	0.3
Acquisition/Divestiture	—	—
Settlements	—	(0.1)
Curtailments	—	(4.1)
Foreign currency translation and other	(1.0)	(4.8)
Projected benefit obligation, ending	$90.6	$75.5
Fair value of plan assets, beginning	13.7	14.3
Actual return on plan assets	1.0	0.2

	Non-U.S. plans
	December 31, 2019	December 31, 2018
Employer contributions	2.4	2.1
Participants’ contributions	0.3	0.3
Benefits paid	(2.4)	(2.2)
Acquisition/Divestiture	—	—
Settlements	—	(0.1)
Foreign currency translation and other	(0.1)	(0.9)
Fair value of plan assets, ending	$14.9	$13.7
Net amount recognized in the balance sheet	$(75.7)	$(61.8)
Amounts recognized in the balance sheet:
Noncurrent asset	$0.5	$0.6
Current liability	(2.2)	(1.8)
Noncurrent liability	(74.0)	(60.6)
Net amount recognized in the balance sheet	$(75.7)	$(61.8)
Pretax accumulated other comprehensive (income) loss	$15.0	$1.6
As of December 31, 2019, U.S. plans were underfunded by $0.9 and non-U.S. plans were underfunded by $75.7. The U.S. funded status includes unfunded plans totaling $0.9 and the non-U.S. status includes unfunded plans totaling $76.2.
As of the plans’ December 31, 2019 and 2018 measurement dates, the total accumulated benefit obligation was $81.4 and $69.6 , respectively. Also, as of the respective measurement dates, the total projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were as follows:
	December 31, 2019	December 31, 2018
Projected benefit obligation	$83.7	$69.5
Accumulated benefit obligation	75.5	64.1
Fair value of plan assets	8.2	7.1
Future benefit payments by U.S. plans are estimated to be $0.1 in 2020, $0.1 in 2021, $0.1 in 2022, $0.1 in 2023,$0.1 in 2024 and $0.3 in total over the five years 2025 through 2029. Based on foreign currency exchange rates as of December 31, 2019, future benefit payments by non-U.S. plans are estimated to be $3.4 in 2020, $2.7 in 2021, $3.3 in 2022, $3.4 in 2023, $3.6 in 2024, and $23.4 in total over the five years 2025 through 2029. The Company expects to contribute approximately $0.3 to its retirement plans in 2020. Company defined benefit pension plan expense for 2020 is expected to be approximately $4.9, versus $3.7 in 2019.

The weighted-average assumptions used in the valuation of pension benefits are as follows:
	U.S. plans		Non-U.S. plans
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Net pension expense
Discount rate	4.30%	3.35%	3.24%	3.27%
Expected return on plan assets	—%	—%	6.59%	5.17%
Rate of compensation increase	—%	—%	3.36%	3.04%
Benefit obligations
Discount rate	2.95%	4.30%	2.51%	3.24%
Rate of compensation increase	—%	—%	3.46%	3.36%
Actuarially developed yield curves are used to determine discount rates. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company’s asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.
The Company’s Non-U.S. Plan asset allocations at December 31, 2019 and December 31, 2018 follow:
	Non-U.S. plans
	December 31, 2019	December 31, 2018
Equity securities	—%	—%
Debt securities	28%	30%
Insurance arrangements	53%	50%
Cash	—%	—%
Other	19%	20%
Total	100%	100%
The Company did not have any U.S Plan assets at December 31, 2019.
The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the principles of prudence and diversification with a long-term investment horizon. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers.
The approach for debt securities emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential.

The fair values of defined benefit plan assets, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1 follow:
	Level 1	Level 2	Level 3	Total	Percentage
December 31, 2019
Equity securities	$—	$—	$—	$—	—%
Debt securities	—	4.1	—	4.1	28%
Insurance arrangements	—	—	7.8	7.8	53%
Cash	—	—	—	—	—%
Other	0.5	—	2.4	2.9	19%
Total	$0.5	$4.1	$10.2	$14.8	100%
December 31, 2018
Equity securities	$—	$—	$—	$—	—%
Debt securities	—	4.1	—	4.1	30%
Insurance arrangements	—	—	6.8	6.8	50%
Cash	—	—	—	—	—%
Other	—	0.6	2.2	2.8	20%
Total	$—	$4.7	$9.0	$13.7	100%
Asset classes
Global equities reflects companies domiciled in the U.S., including multi-national companies, as well as companies domiciled in developed nations outside the U.S. Corporate and government bonds represents investment-grade debt of issuers primarily outside the U.S. and insurance arrangements typically ensure no market losses or provide for a small minimum return guarantee and are primarily invested in bonds by the insurer. Other includes cash and general funds that invest primarily in equities, bank deposits and bonds with a guaranteed rate of return.
Fair value hierarchy categories
Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily non-exchange traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either market-observed pricing for the underlying assets or broker/dealer quotation. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transfer restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the other class, interests in mixed assets funds are Level 2, and non-U.S. general fund investments and insurance arrangements are Level 3.

Details of the changes in value for Level 3 assets are as follows:
	Year ended
	December 31, 2019	December 31, 2018
Level 3, beginning	$9.0	$8.8
Gains (losses) on assets held	0.7	(0.3)
Purchases, sales and settlements, net	0.5	0.5
Level 3, ending	$10.2	$9.0
(10)   MULTIEMPLOYER PENSION PLANS
A small subsidiary of the Company has approximately 100 employees who participate in various International Brotherhood of Electrical Workers (IBEW) multiemployer plans under the terms of collective bargaining agreements covering union-represented employees in the U.S. The risks of participating in a multiemployer plan are different from a single employer plan in the following aspects: a) assets contributed to multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; b) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and c) if the subsidiary chooses to stop participating in the multiemployer plan, it could be required to pay a calculated amount, based on the funded status of the plan, referred to as a withdrawal liability.
The Company does not participate in any multiemployer benefit plans that are considered to be individually significant. The Company’s contributions did not represent more than five percent of the total contributions to any individual multiemployer plan, except for IBEW Local Union 82 Pension Fund. All except four of the plans in which the company participates in were funded at a level of 80% or greater. None of the plans in which the Company participates are expected to become insolvent as indicated by actuarial certification required under the Multiemployer Pension Reform Act of 2014.
The Company’s contribution to all multiemployer plans totaled $1.5, $1.1, and $1.5 for the years ended December 31, 2019, 2018, and 2017, respectively.
(11)   INCOME TAXES
The effective tax rate for continuing operations was (35.0)%, (18.4)%, and 4.8% for the years ended December 31, 2019, 2018, and 2017, respectively. The effective rate in the current period is primarily influenced by the mix of income between our U.S. and non-U.S. operations, changes in valuation allowance for U.S. federal purposes, the GILTI provisions of the Tax Cuts and Jobs Act (“the Act”), and additional reserves for uncertain tax positions. For the year ended December 31, 2018, income tax expense was primarily influenced by the impact of the GILTI provisions of the Act and the mix of income between our U.S. and non-U.S. operations which was offset by changes in valuation allowance for U.S. federal purposes. For the year ended December 31, 2017, income tax expense was primarily influenced by the recognition of a valuation allowance for U.S. federal and state purposes, the impact of the Act, recognition of the outside basis difference in stock of a subsidiary that was divested and withholding taxes on repatriation of earnings and other payments made between affiliates.
On December 22, 2017, the Act made significant changes to the Internal Revenue Code, effective for tax years beginning after December 31, 2017. The Act reduced the U.S. federal corporate income tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings for certain foreign subsidiaries and created new taxes on certain foreign sourced earnings.
During the quarter ended December 31, 2018, we completed the accounting for the tax effects of the Act. As a result, we recorded a tax benefit of  $14.1 for the year ended December 31, 2018 to adjust provisional amounts recorded as of December 31, 2017 related to the tax effects of the Act which are included as a component of income tax expense from continuing operations. The estimate included a one-time transition tax on the mandatory deemed repatriation of foreign earnings, and which was adjusted by $15.9 from $28.0 to $12.1. This adjustment was based on a decrease in cumulative foreign earnings from $180.4 to $78.2. In addition, the provisional amount related to the remeasurement of certain deferred tax assets and liabilities resulted in additional expense of  $1.4 while the change in valuation allowance resulted in additional expense of  $0.4.
The global intangible low-taxed income (“GILTI”) provisions of the Act require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The Company expected to be subject to the GILTI provisions, and has made the policy election to record any liability associated with GILTI in the period in which it is incurred. These rules resulted in $18.0 and $4.2 of additional income tax expense in 2019 and 2018 respectively.
The base-erosion and anti-abuse tax (“BEAT”) provisions of the Act impose an additional tax if certain base-erosion payments reduce the Company’s U.S. income tax liability. The Company was not subject to this tax for the years ended December 31, 2019 and December 31, 2018.
In addition to the GILTI and BEAT provisions, the Act includes a favorable provision that allows for a partial deduction for foreign-derived intangible income (“FDII”). The Company expects that it will benefit from the deduction in future periods but is not applicable to the years ended December 31, 2019 and December 31, 2018.
Earnings (loss) before income taxes from continuing operations consists of the following:
	December 31, 2019	December 31, 2018	December 31, 2017
United States	$(201.1)	$(351.4)	$(427.9)
Non-U.S.(1)	96.8	80.4	20.8
Total loss before income taxes	$(104.3)	$(271.0)	$(407.1)
(1)   Certain of the Company’s Non-U.S. entities generate significant losses for which a valuation allowance is provided for and accordingly do not create a tax benefit.
The principal components of income tax expense (benefit) from continuing operations consists of the following:
	December 31, 2019	December 31, 2018	December 31, 2017
Current:
Federal	$—	$—	$—
State and local	(1.4)	6.0	4.5
Non-U.S.	51.0	83.8	61.7
Deferred:
Federal	(0.4)	(8.4)	(46.3)
State and local	(1.8)	(2.7)	(7.0)
Non-U.S.	(10.9)	(28.8)	(32.6)
Income tax expense (benefit)	$36.5	$49.9	$(19.7)
Included in deferred Federal tax expense (benefit) for 2017 includes $(3.0) for adjustments to the Company’s deferred tax liabilities and assets for the enacted U.S. statutory tax rate changes. For income tax expense (benefit) associated with the sale of ASCO, refer to Note 4, Discontinued Operations.

Reconciliation of U.S. federal statutory taxes to the Company’s total income tax expense (benefit) from continuing operations consists of the following:
	December 31, 2019	December 31, 2018	December 31, 2017
Taxes at U.S. statutory rate (21%)(1)	$(21.9)	$(56.9)	$(142.8)
State and local taxes, net of federal tax benefit	(4.0)	(6.0)	(12.7)
Non-U.S. rate differential	4.3	4.2	(0.6)
Non-U.S. tax holidays	(4.6)	(1.8)	2.1
Uncertain tax positions	16.0	21.5	3.5
Tax Cuts and Jobs Act of 2017	—	(14.1)	23.0
Global intangible low-tax income inclusion	13.8	4.2	—
Change in valuation allowances	17.0	104.7	93.4
Taxes on undistributed foreign earnings and withholding/ dividend taxes	8.5	(2.3)	16.0
U.S. implications of non-U.S. earnings	(1.8)	12.3	2.3
R&D deduction/ credit	(2.2)	(11.8)	(8.9)
Non-taxable settlement of contingent consideration	—	(3.2)	(6.3)
Other permanent differences	6.7	10.5	0.4
Impact of rate changes in non-U.S. jurisdictions	4.8	(1.3)	(13.2)
Outside basis difference on divestiture	—	(6.6)	19.1
Non-deductible transaction costs	—	—	(5.9)
Other(2)	(0.1)	(3.5)	10.9
Total income tax expense (benefit)	$36.5	$49.9	$(19.7)
(1)   The U.S. statutory rate was 35% for the period prior to January 1, 2018.
(2)   Represents several adjustments, none of which are significant for separate disclosure.
The Company has reached tax holiday agreements with certain non-U.S. tax jurisdictions, China being the most significant, and most of the holidays are scheduled to expire between 2019 and 2021. It is the Company’s intention to reapply for these holidays as they expire. We anticipate that we will continue to qualify for these holidays but will assess based on business conditions at the time of renewal.
As of December 31, 2019 and December 31, 2018 the Company has recognized a $45.1 and $46.5 deferred income tax liability for U.S. federal income taxes and foreign withholding taxes on outside basis differences for certain foreign subsidiaries. As of December 31, 2019 and 2018, the Company has provided for U.S. federal income taxes, foreign withholding and other taxes on outside basis differences in foreign subsidiaries with earnings that are not indefinitely reinvested. Certain earnings of certain foreign affiliates continue to be indefinitely reinvested, but determining the impact was not practicable.

The principal items that gave rise to deferred income tax assets and liabilities follow:
	December 31, 2019	December 31, 2018
Deferred tax assets
Net operating losses and capital losses	$138.3	$168.2
Accrued liabilities	30.0	35.1
Employee compensation and benefits	13.7	16.8
Pensions	13.3	11.0
Business interest deduction limitation	98.9	57.3
Inventory	20.4	15.8
Litigation Reserve	—	14.9
Lease Liability	19.8	—
Bad Debts	6.3	—
Other	0.3	13.6
Total deferred tax assets, before valuation allowances	$341.0	$332.7
Valuation allowances	$(205.7)	$(208.0)
Deferred tax assets, net of valuation allowances	$135.3	$124.7
Deferred tax liabilities
Intangibles & Goodwill	(106.9)	(128.9)
Undistributed foreign earnings	(45.1)	(46.6)
Property, plant & equipment	(31.2)	(37.7)
Debt issuance costs	(46.1)	(56.4)
Lease Right of Use Asset	(18.8)	—
Other	(2.9)	(4.7)
Total deferred tax liabilities	$(251.0)	$(274.3)
Net deferred income tax liabilities	$(115.7)	$(149.6)
At December 31, 2019, the Company had federal net operating losses for all U.S. operations of  $265.8, expiring at various times starting in 2036 with some losses having an unlimited carryforward period. At December 31, 2019, the gross amount of the Company’s state net operating losses was $538.1, expiring at various times between 2021 and 2039.
At December 31, 2019, the Company’s foreign net operating losses that are available to offset future taxable income were $254.7. These foreign loss carryforwards will expire at various times beginning in 2020 with some losses having an unlimited carryforward period.
At December 31, 2019, the Company’s foreign capital loss carryforwards were $57.1. These foreign capital loss carryforwards will expire in 2024.
A net decrease in the valuation allowance of  $2.3 is due to certain deferred income taxes which are not more likely than not to be realized.
Pursuant to the terms of the separation, Emerson agreed to indemnify the Company for all U.S. federal, state or local income taxes that are attributable to any period prior to the separation. An indemnification receivable of $15.0 has been recorded in noncurrent other assets for the uncertain tax positions related to periods prior to the separation. The impact on the Company’s tax expense for changes in uncertain tax positions for periods prior to the separation (discussed below) will be offset by the Emerson indemnification, resulting in no net effect on the Company’s net income.

Following are changes in unrecognized tax benefits before considering recoverability of cross-jurisdictional tax credits (federal, state, and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.
	December 31, 2019	December 31, 2018	December 31, 2017
Beginning balance	$38.4	$22.0	$20.9
Additions for the current year tax positions	10.2	11.6	3.9
Additions for prior year tax positions	5.5	9.6	2.7
Reductions for prior year tax positions	(1.0)	(4.8)	(1.9)
Reductions for settlements with tax authorities	—	—	(3.4)
Reductions for expirations of statute of limitations	(0.5)	—	(0.2)
Ending balance	$52.6	$38.4	$22.0
The total amount of net unrecognized tax benefits that would affect income tax expense, if recognized in the Consolidated Financial Statements, is $40.4. In addition, an adjustment of  $15.0 would result to other expense for reversal of the indemnification receivable. The Company accrues interest and penalties related to income taxes in income tax expense. As of December 31, 2019, 2018, and 2017, total accrued interest and penalties were $7.1, $6.2 and $6.1, respectively.
The U.S. is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are complete through 2013. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates. Pursuant to the terms of the separation, Emerson will indemnify the Company for any tax assessments for periods prior to the separation.
Vertiv Holdings, LLC and its eligible subsidiaries, file a consolidated U.S. Federal income tax return. Therefore, the Company can utilize Vertiv Group Corporation, and the Vertiv Holding Companies’ tax attributes or vice versa. The Company accounts for Vertiv Holdings, LLC and Vertiv Holdings Companies operations under the separate return method. As Vertiv Holdings, LLC, Vertiv Holding Companies and the Vertiv Group Corporation have incurred tax losses since inception, there has been no reduction of the deferred tax assets above related to net operating loss carryforwards.
(12)   OTHER FINANCIAL INFORMATION
Items reported in earnings include the following:
	December 31, 2019	December 31, 2018	December 31, 2017
Research and development expense	$198.5	$165.3	$166.5
Depreciation expense	57.1	60.4	61.2
Rent expense	81.4	80.4	61.1
Advertising expense	30.3	35.2	32.6
Items reported in accrued expenses include the following:
	December 31, 2019	December 31, 2018
Deferred revenue	$160.9	$170.5
Accrued payroll and other employee compensation	145.4	133.6
Product warranty	43.2	44.9
Litigation reserve (see Note 18)	92.9	60.0
Other (includes liabilities related to lease obligations, see note 8)	425.3	395.3
Total	$867.7	$804.3

In March 2017, Vertiv adopted the Vertiv Holding Corporation 2017 Transaction Exit Bonus Plan (the “Transaction Exit Bonus Plan”), under which participants may be entitled to receive compensation upon the occurrence of certain qualifying events. No qualifying events have occurred or were deemed probable of occurring as of December 31, 2019 because such events would be contingent and considered to be outside the grantee’s control. Therefore, the event is not probable until it occurs and no amounts were paid or accrued under the Plan as of December 31, 2019.
The change in the sales returns and allowances and allowance for doubtful accounts is as follows:
	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Beginning balance	$36.0	$28.3	$18.0
Provision charged to expense	59.6	55.3	55.3
Deductions	(43.6)	(47.6)	(45.0)
Ending balance	$52.0	$36.0	$28.3
The change in inventory obsolescence is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Beginning balance	$30.6	$15.3	$1.2
Provision charged to expense	21.3	20.9	14.4
Write-offs and other	7.8	(5.6)	(0.3)
Ending balance	$59.7	$30.6	$15.3
The change in the income tax valuation allowance is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Beginning balance	$208.0	$108.5	$89.0
Additions (reductions) charged to expense	17.0	105.1	1.9
Additions (reductions) charged to other accounts	(19.3)	(5.6)	17.6
Ending balance	$205.7	$208.0	$108.5
(13)   RELATED PARTY TRANSACTIONS
Transactions with platinum affiliates
The Company receives certain corporate and advisory services from Platinum Equity Advisors, LLC (“Advisors”), an affiliate of Platinum. These services are provided pursuant to a corporate advisory services agreement (the “CASA”) between Advisors and the Company. During the year ended December 31, 2019 and 2018, the Company recorded $5.0 and $5.0, respectively, in charges related to the CASA which are included in selling, general and administrative expenses in the consolidated statements of earnings (loss). Additionally, during the year ended December 31, 2019 and 2018, the Company recorded $0.4 and $0.9, respectively, in charges related to other legal and consulting services and $1.3 related to the Geist acquisition during the year ended December 31, 2018.
During the year ended December 31, 2017, the Company recorded $15.0 in charges related to the CASA which are included in selling, general and administrative expenses in the consolidated statements of earnings (loss). Additionally, total charges of  $22.2 comprised of  $12.5, $4.3, $1.4, and $4.0 in transaction and financing fees incurred relating to the sale of the Company’s critical power business, financing fees on the net proceeds received from the 2022 Notes, the purchase of Energy Labs, Inc. during 2017, and fees and expense reimbursement. The $12.5 of transaction and financing fees are included in other deductions, net, while the remaining fees are included in selling, general and administrative expenses. During 2017, Holdings LLC paid cash dividends to JV Holdings of  $1,024.0 and Platinum purchased and sold $50.0 of the 2022 notes.
The Company also purchases and sells goods in the ordinary course of business with Platinum affiliates. A summary of the Company’s purchases and sales of goods or services with affiliates of Platinum is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Sales to Platinum affiliates	$0.4	$0.2	$—
Purchases from Platinum affiliates	65.0	56.6	5.0
	December 31, 2019	December 31, 2018
Accounts payable	$2.4	$0.5
Transactions with emerson
On November 30, 2016 the Company and Emerson entered into a transition services agreement (the “Transition Services Agreement”), pursuant to which Emerson or its affiliates provide certain transitional services to the Company, including administrative services and IT services. The term of the Transition Services Agreement began on November 30, 2016 and was scheduled to end on its twelve-month anniversary, unless otherwise agreed to with respect to an applicable service. Certain insignificant services continued during 2019. The Company may terminate any service provided to it for any reason upon 30-90 days prior written notice. Generally, services are charged at a monthly cost, which varies depending on the service provided.
The Company also purchases and sells goods and services and leases office space in the ordinary course of business with affiliates of Emerson. The Company sold a building to Emerson during 2018 for approximately $2.8 and received indemnification payments from Emerson of approximately $16.3.
Related-party transactions are as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Information technology services	$0.3	$1.4	$19.9
Medical insurance	—	—	3.6
Other programs	—	0.4	1.1
Shared service centers	—	—	13.5
General corporate costs	0.1	0.8	0.6
A summary of the Company’s purchases and sales of goods or services with affiliates of Emerson is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Sales to Emerson affiliates	$3.1	$3.8	$5.2
Purchases from Emerson affiliates	33.8	32.0	42.8
Lease payments to Emerson affiliates	1.0	1.5	1.5
Related-party balances reported in the consolidated balance sheets include the following:
	December 31, 2019	December 31, 2018
Receivables	$0.5	$0.6
Accounts payable	3.7	4.8

(14)   FINANCIAL INSTRUMENTS
Other financial instruments
We determine the fair value of debt using Level 2 inputs based on quoted market prices. The carrying amount of all other debt approximates fair value as those instruments are based on variable interest rates. The following table presents the fair value and carrying value of long-term debt, including the current portion of long-term debt as of December 31, 2019 and 2018.
	December 31, 2019		December 31, 2018
	Fair value	Carrying value	Fair value	Carrying value
Term Loan due 2023	$1,985.7	$1,990.7	$1,796.2	$1,973.8
9.250% Notes due 2024	780.0	726.4	686.8	722.9
12.00%/13.00% Senior PIK Toggle Notes due 2022	507.3	490.1	462.0	485.0
10.00% Notes due 2024	122.0	114.8	—	—
ABL Revolving Credit Facility due 2021	145.2	145.2	245.1	245.1
(15)   OTHER DEDUCTIONS, NET
Other deductions, net are summarized as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Amortization of intangibles (excluding software)	$129.2	$146.2	$219.4
Restructuring costs (see Note 5)	20.7	46.2	41.6
Foreign currency loss (gain), net	(1.5)	(5.4)	11.2
Contingent consideration	—	(10.0)	(17.9)
Other, net	(2.3)	1.8	0.1
Total	$146.1	$178.8	$254.4
(16)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Activity in accumulated other comprehensive income (loss) is as follows:
	December 31, 2019	December 31, 2018	December 31, 2017
Foreign currency translation, beginning	$43.2	$133.8	$(8.3)
Other comprehensive income (loss)	(10.3)	(90.6)	142.1
Foreign currency translation, ending	32.9	43.2	133.8
Pension, beginning	(1.4)	(0.3)	(2.2)
Actuarial (loss) gain deferred during the period, net of income taxes	(13.4)	(1.1)	1.9
Amortization of deferred losses into earnings	—	—	—
Pension, ending	(14.8)	(1.4)	(0.3)
Accumulated other comprehensive income (loss)	$18.1	$41.8	$133.5
Activity above is shown net of income taxes as of December 31, 2019, 2018 and 2017, respectively, as follows: pension actuarial losses deferred during the period: $0.1, $0.0, and $0.0; amortization of pension deferred losses into earnings: $0.0, $0.0, and $0.0.

(17)   SEGMENT INFORMATION
The primary measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Beginning with the first quarter of 2019, the segment performance measure excludes certain costs that support global product platform development and digital as a result of a change in the way we evaluate the performance of operations, develop strategy and allocate capital resources. Such costs are now included in Corporate and other. We also revised our sales by product and service offering categories during the first quarter of 2019. As noted below, certain prior year comparative segment measurements have been restated in the tables below to conform with the 2019 presentation.
The segment performance measure excludes corporate and other costs which consist of headquarters management costs, stock-based compensation, interest expense, other incentive compensation, global digital costs, and costs that support global product platform development and offering management. Intersegment selling prices approximate market prices. Summarized information about the Company’s results of operations by business segment and product and service offering follows:
Americas includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in North America and Latin America. This segment’s principal product and service offerings include:
•
Critical infrastructure and solutions includes AC and DC power management thermal management, modular hyperscale type data center sites, as well as hardware for managing IT equipment;

•
I.T. and edge infrastructure includes racks, rack power, rack power distribution, rack thermal systems, and configurable integrated solutions; and

•
Services and software solutions includes preventative maintenance, acceptance testing, engineering and consulting, performance assessments, remote monitoring, training, spare parts, and digital critical infrastructure software.

Asia Pacific includes products and services sold for applications within the data center, communication networks and commercial/industrial markets throughout China, India and the rest of Asia. Products and services offered are similar to the Americas segment.
Europe, Middle East & Africa includes products and services sold for applications within the data center, communication networks and commercial/industrial markets in Europe, Middle East & Africa. Products and services offered are similar to the Americas segment.
Business segments
Sales	December 31, 2019	December 31, 2018	December 31, 2017
Americas	$2,251.4	$2,175.6	$1,886.7
Asia Pacific	1,378.0	1,346.9	1,239.5
Europe, Middle East & Africa	976.0	938.0	918.1
	4,605.4	4,460.5	4,044.3
Eliminations	(174.2)	(174.9)	(164.9)
Total	$4,431.2	$4,285.6	$3,879.4

Earnings (loss) from continuing operations before income taxes	December 31, 2019	December 31, 2018(1)	December 31, 2017(1)
Americas	$354.3	$301.0	$241.8
Asia Pacific	150.0	136.6	64.2
Europe, Middle East & Africa	64.3	29.8	45.4
	568.6	467.4	351.4
Corporate and other	(362.5)	(449.6)	(379.2)
Interest expense, net	(310.4)	(288.8)	(379.3)
Total	$(104.3)	$(271.0)	$(407.1)
(1)   Beginning with the first quarter of 2019, the segment performance measure excludes certain costs that support global product platform development and digital as a result of a change in the way we evaluate the performance of operations, develop strategy and allocate capital resources. Such costs are now included in Corporate and other. Comparative segment measurements for the years ended December 31, 2018 and 2017 have been adjusted by $156.4 and $159.6 in Americas, $16.8 and $14.4 in APAC, and $35.6 and $32.4 in EMEA, respectively, to reflect this modification.
Total assets	December 31, 2019	December 31, 2018
Americas	$2,296.4	$2,410.1
Asia Pacific	1,152.2	1,165.5
Europe, Middle East & Africa	947.5	980.3
	4,396.1	4,555.9
Corporate and other	261.3	238.5
Total	$4,657.4	$4,794.4
Intersegment sales	December 31, 2019	December 31, 2018	December 31, 2017
Americas	$22.3	$29.9	$25.3
Asia Pacific	100.0	102.7	90.5
Europe, Middle East & Africa	51.9	42.3	49.1
Total	$174.2	$174.9	$164.9
Depreciation and amortization	December 31, 2019	December 31, 2018	December 31, 2017
Americas	$122.2	$130.7	$178.1
Asia Pacific	35.4	37.8	67.1
Europe, Middle East & Africa	24.0	35.8	39.9
Corporate and other	21.3	12.7	0.9
Total	$202.9	$217.0	$286.0
Capital expenditures	December 31, 2019	December 31, 2018	December 31, 2017
Americas	$23.5	$23.6	$13.8
Asia Pacific	11.3	14.5	8.9
Europe, Middle East & Africa	10.0	21.7	13.4
Corporate and other	2.8	4.8	0.6
Total	$47.6	$64.6	$36.7

Geographic information
Sales by destination
	December 31, 2019	December 31, 2018	December 31, 2017
United States and Canada	$2,017.4	$1,942.3	$1,692.0
Europe	763.9	740.8	704.9
Asia	1,285.6	1,264.9	1,159.7
Latin America	213.0	195.9	174.4
Middle East/Africa	151.3	141.7	148.4
Total	$4,431.2	$4,285.6	$3,879.4
Sales in the U.S. were $1,892.4, $1,831.1, and $1,594.2 for the years ended December 31, 2019, 2018, and 2017, respectively, while sales in China were $669.2, $644.5, and $630.2, respectively.
Sales by product and service offering
Sales	December 31, 2019	December 31, 2018(2)	December 31, 2017(2)
Critical infrastructure & solutions	$2,632.6	$2,451.8	$2,136.5
Service & software solutions(3)	1,298.9	1,276.1	1,215.9
I.T. and Edge infrastructure	499.7	557.7	527.0
Total	$4,431.2	$4,285.6	$3,879.4
(2)   Beginning with the first quarter of 2019, we revised our sales by product and service offering categories from four categories to three. Product and service offerings have been adjusted for years ended December 31, 2018 and 2017 to reflect this modification.
(3)   Includes product sales managed within the service and software solutions line of business for internal purposes.
(18)   EQUITY
As of December 31, 2019 and 2018, 850,000 Class A Units of equity securities and 150,000 Class B Units of equity securities were outstanding. 100% of the Class A Units are owned by JV Holdings and 100% of the Class B Units are owned indirectly by Emerson. The holders of Class A Units are deemed to have one (1) vote per Class A Unit held, and the holders of Class B Units are deemed to have one (1) vote per Class B unit held (with respect to matters for which such holders are entitled to vote). The holders of Class A Units and the holders of Class B Units each have rights to acquire additional equity securities the Company may issue in proportion to the number of equity securities held at that point in time. The holders of the Class A Units also have rights to purchase additional equity securities where the Company issues such equity securities in connection with Holdings LLC exceeding certain debt thresholds.
The holders of the Class B Units have a subordinate interest in distributions from Holdings LLC and proceeds from the Holdings LLC’s sale or liquidation, until such time as the holders of the Class A Units have received a threshold return on their initial investment in the Company. After such time as the holders of the Class B Units have received a return which is directly linked to the threshold return received by holders of the Class A Units, future distributions from the Company or proceeds from the Company’s sale or liquidation are paid to the holders of the Class A Units and the holders of the Class B Units ratably.
(19)   COMMITMENTS AND CONTINGENCIES
The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters. The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management’s estimates of the outcomes of these matters; the Company’s experience in contesting, litigating and settling similar matters; and any related insurance coverage. While the Company believes that a material adverse impact is unlikely, given the inherent uncertainty of litigation, a future development in these matters could have a material adverse impact on the Company. The Company is unable to estimate any additional loss or range of loss that may result from the ultimate resolution of these matters, other than those described below.
On May 10, 2018, the jury in the case of Bladeroom Group Limited, et al. v. Facebook, Inc., Emerson Electric Co., Emerson Network Power Solutions, Inc. (now known as Vertiv Solutions, Inc.) and Liebert Corporation returned a verdict in favor of the plaintiff in the amount of  $30.0. The jury found the defendants breached a confidentiality agreement with Bladeroom, were unjustly enriched by such breach, improperly disclosed or used certain of the plaintiff’s trade secrets and the misappropriation of such trade secrets was willful and malicious. On March 11, 2019, the court entered orders in the case affirming the original award of  $30.0 and imposing an additional award for punitive damages of  $30.0 as well as attorney fees and interest. Under the terms of the purchase agreement with Emerson, the Company is indemnified for damages arising out of or relating to this case, including the above amounts. On August 12, 2019, judgment was entered, confirming the award entered on March 11, 2019. Emerson has submitted an appeal, and in connection with the appeal has submitted a surety bond underwritten by a third-party insurance company in the amount of  $96.8. As of December 31, 2019, the Company had accrued $92.9 in accrued expenses, the full amount of the judgment, and recorded an offsetting indemnification receivable of  $92.9 in other current assets related to this matter.
On December 28, 2017, Vertiv acquired Energy Labs, Inc. (“Energy Labs”). The purchase agreement contained a provision for contingent consideration in the form of an earn-out payment based on the achievement of 2018 operating results. The range of outcomes was zero to $34.5. On June 4, 2019, Vertiv notified the selling shareholders of Energy Labs of Vertiv’s determination that the applicable 2018 operating results had not been achieved and that no contingent consideration was due to the selling shareholders. On September 6, 2019, the selling shareholders of Energy Labs notified Vertiv of their dispute regarding the contingent consideration due to them. The selling shareholders assert that the applicable 2018 operating results were exceeded and that Vertiv owes $34.5 in earn-out, the highest amount of earn-out possible under the agreement. As of December 31, 2019 and December 31, 2018, the Company had accrued $2.8 in accrued expenses. Discovery is underway and a trial has been scheduled for September 2021. While Vertiv believes it has meritorious defenses against the assertions of the selling shareholders of Energy Labs, Vertiv is unable at this time to predict the outcome of this dispute. If Vertiv is unsuccessful, the ultimate resolution of this dispute could result in a loss of up to $31.7 in excess of the $2.8 accrued as well as costs and legal fees.
At December 31, 2019, there were no known contingent liabilities (including guarantees, taxes and other claims) that management believes will be material in relation to the Company’s consolidated financial statements, nor were there any material commitments outside the normal course of business other than those described above.
(20)   SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 11, 2020, which is the date the consolidated financial statements were available to be issued.
Merger
On February 7, 2020, the Company consummated its previously announced business combination pursuant to the Merger Agreement. The aggregate merger consideration received by the Company in connection with the consummation of the business combination was approximately $1,526.2 (the “Merger Consideration”). The Merger Consideration was a combination of cash and stock. Concurrently with the execution of the Merger Agreement, Vertiv Holdings Co entered into subscription agreements with certain investors and executive officers (“PIPE Investors”). The PIPE Investors subscribed for 123,900,000 shares of Class A common stock for an aggregate purchase price equal to $1,239.0 (the “PIPE Investment”). The Company used $1,464.0 of the proceeds from the Merger Consideration and PIPE Investment to pay down its existing debt. In connection with the debt paydown, we expect to accelerate amortization of debt issuance costs and discount of approximately $50.0 during the quarter ending March 31, 2020. Upon consumption of the business combination, Vertiv Holdings Co Class A common stock, units and warrants were listed on the NYSE under the symbols “VRT,” “VERT.U” and “VRT WS,” respectively.
In connection with the consummation of the Business Combination, the Company entered into a Tax Receivable Agreement with the Vertiv Stockholder (the “Tax Receivable Agreement”). The Tax Receivable Agreement will generally provide for the payment by us to the Vertiv Stockholder of 65% of the cash tax savings realized (or deemed realized) over a 12-year period after the closing of the Business Combination as a result of certain pre-existing tax assets and attributes of Vertiv. In the twelfth year of the Tax Receivable Agreement, an additional payment would be made to the Vertiv Stockholder based on 65% of the remaining tax benefits that have not been realized. The timing of expected future payments under the Tax Receivable Agreement are dependent upon various factors, including the existing tax bases at the time of the Business Combination, the realization of tax benefits and changes in tax laws. However, as the Company is obligated to settle the remaining tax benefits after 12 years, the Company has concluded that the liability should be measured at fair value. The Company has estimated total payments of approximately $196.7 on an undiscounted basis.
In connection with the consummation of the Business Combination, the Company entered into certain acknowledgement and release agreements pursuant to which participating key employees, including named executive officers, acknowledged that the Business Combination did not constitute a “qualifying event” under the Transaction Exit Bonus Plan and, subject to each individual’s continued employment through the consummation of the Business Combination and agreement to a release of claims, including any rights under the Transaction Exit Bonus Plan, the participating key employees, including named executive officers, were entitled to receive a bonus, payable within thirty days following the Business Consummation. These agreements resulted in an increase to compensation expense of approximately $21.4 during the three months ended March 31, 2020.
Refinancing
On January 31, 2020, Vertiv commenced a process to refinance the indebtedness governed by that certain Term Loan Credit Agreement, by and among, inter alia, Vertiv Intermediate II, Vertiv Group Corporation as borrower, various lenders and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, modified or supplemented from time to time (the “Term Loan Facility”) and amend and extend that certain Revolving Credit Agreement, by and among, inter alia, Vertiv Intermediate II, Vertiv Group Corporation as lead borrower, certain direct and indirect subsidiaries of Vertiv Group Corporation as co-borrowers thereunder, various lenders and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, modified or supplemented from time to time (the “Asset-Based Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The refinancing transaction is expected to reduce our debt service requirements and leverage and to extend the maturity profile of our indebtedness.
In connection with the proposed refinancing transaction, on January 31, 2020, Vertiv called all of Holdco’s $500.0 of 12.00%/13.00% Senior PIK Toggle Notes due 2022 (the “2022 Senior Notes”), Vertiv Group Corporation’s $750.0 of 9.250% Senior Notes due 2024 (“2024 Senior Notes”) and Vertiv Group Corporation’s $120.0 of 10.00% Senior Secured Second Lien Notes due 2024 (the “2024 Senior Secured Notes” and, collectively with the 2022 Senior Notes and 2024 Senior Notes, our “Existing Notes”) for conditional redemption on March 2, 2020, in accordance with the respective indentures. The redemptions are conditioned upon the completion of the proposed refinancing transactions on terms satisfactory to us and/or our affiliates. In addition, a total of  $0.5 principal amount of 2024 Senior Notes were tendered in the change of control offer made in connection with the Business Combination and were repurchased on February 7, 2020. We expect to recognize $75.0 redemption premium related to redeeming the Existing Notes and approximately $38.0 write-off of deferred debt issuance costs during the quarter ending March 31, 2020.
On March 2, 2020, Vertiv Group Corporation, a Delaware corporation (the “Borrower”) and an indirect wholly-owned subsidiary of Vertiv Holdings Co., and Vertiv Intermediate II, a Delaware corporation (“Holdings”) and the direct parent of the Borrower, entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”) with various financial institutions from time to time party thereto, as lenders (the “Term Lenders”), and Citibank,

N.A., as administrative agent (in such capacity, the “Term Agent”). Pursuant to the Term Loan Credit Agreement, the Term Lenders made $2,200.0 in senior secured term loans (the “Term Loan”) to the Borrower. The proceeds of the Term Loan, together with certain borrowings under the ABL Credit Agreement (as defined below), were used to repay or redeem in full certain outstanding indebtedness (the “Refinancing”) of the Borrower and of Vertiv Intermediate Holding Corporation, a Delaware corporation and an indirect parent of the Borrower, and to pay fees and expenses in connection with (a) entry into the Term Loan Credit Agreement, (b) entry into the ABL Credit Agreement and (c) such repayments and redemptions.
Subject to certain conditions and without consent of the then-existing Term Lenders (but subject to the receipt of commitments), the Borrower may incur additional loans under the Term Loan Credit Agreement (as an increase to the Term Loan or as one or more new tranches of term loans)(“Incremental Term Loans”) in an aggregate principal amount of up to the sum of  (a) the greater of  $325.0 and 60.0% of Consolidated EBITDA (as defined in the Term Loan Credit Agreement), plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of pari passu term loans borrowed under the Term Loan Credit Agreement and of certain other pari passu indebtedness incurred outside the Term Loan Credit Agreement utilizing capacity that would otherwise be available for Incremental Term Loans, plus (c) an unlimited amount, so long as on a pro forma basis after giving effect thereto, (i) with respect to indebtedness secured by the Collateral (as defined below) on a pari passu basis with the Term Loan, the Consolidated First Lien Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed 3.75:1.00 and (ii) with respect to indebtedness incurred outside of the Term Loan Credit Agreement and secured by the Collateral on a junior basis with the Term Loan or that is unsecured, the Consolidated Total Net Leverage Ratio (as defined in the Term Loan Credit Agreement) would not exceed either (A) 5.25:1.00 or (B) if such indebtedness is incurred in connection with a permitted acquisition or other permitted investment, the Consolidated Total Net Leverage Ratio in effect immediately prior to the consummation of such transaction (the amounts referred to in clauses (a), (b) and (c), collectively, the “Incremental Amount”). Subject to certain conditions, the Borrower may incur additional indebtedness outside of the Term Loan Credit Agreement using the then-available Incremental Amount in lieu of Incremental Term Loans.
The Term Loan will amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, commencing June 30, 2020. The interest rate applicable to the Term Loan will be, at the Borrower’s option, either (a) the base rate (which is the highest of  (i) the prime rate of Citibank, N.A. on such day, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal funds and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus 2.00% or (b) one-, two-, three- or six-month LIBOR or, if agreed by all Term Lenders, 12-month LIBOR or, if agreed to by the Term Agent, any shorter period (selected at the option of the Borrower), plus 3.00%. Additionally, concurrent with the refinancing, Vertiv Group Corporation entered into interest rate swap agreements with an initial notional amount of  $1,200.0, which will reduce to $1,000.0 in 2021 and remain at $1,000.0 until the maturity of the Term Loan facility in 2027. The swap transactions exchange floating rate interest payments for fixed rate interest payments on the notional amount to reduce interest rate volatility.
On March 2, 2020, the Borrower, Holdings and certain subsidiaries of the Borrower, as co-borrowers (the “Co-Borrowers”) and guarantors, entered into Amendment No. 5 to the Revolving Credit Agreement (the “ABL Amendment”) with various financial institutions, as lenders, JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “ABL Agent”) and certain other institutions as additional agents and letter of credit issuers, which Amendment amends the Revolving Credit Agreement, dated as of November 30, 2016 (as amended, restated, supplemented or otherwise modified from time to time prior to March 2, 2020, the “ABL Credit Agreement” and, as amended by the ABL Amendment, the “Amended ABL Credit Agreement”), by and among, Vertiv Intermediate Holding II Corporation (f/k/a Cortes NP Intermediate Holding II Corporation) (“Holdings”), Vertiv Group Corporation (f/k/a Cortes NP Acquisition Corporation) (“the Lead Borrower”), certain subsidiaries of the Lead Borrower, as co-borrowers, various financial institutions from time to time party thereto, as lenders (after giving effect to the ABL Amendment, the “ABL Lenders”), JPMorgan Chase Bank, N.A., (“the ABL Agent”) and certain other institutions from time to time party thereto as additional agents and letter of credit issuers. The Amended ABL Credit Agreement is available to the Borrower and the Co-Borrowers and provides for revolving loans in various currencies and under U.S. and foreign subfacilities, in an aggregate amount up to $455.0 with a letter of credit subfacility of  $200.0 and a swingline subfacility of  $75.0 in each case subject to various borrowing bases. Borrowings under the Amended ABL Credit Agreement are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable, certain eligible inventory and certain unrestricted cash, minus the amount of any applicable reserves. Borrowings under the Amended ABL Credit Agreement were used on March 2, 2020, together with the proceeds of the Term Loan, to consummate the Refinancing and for working capital purposes. Going forward, borrowings under the Amended ABL Credit Agreement may be used for working capital and general corporate purposes.
Subject to certain conditions and without the consent of the then-existing ABL Lenders (but subject to the receipt of commitments), commitments under the Amended ABL Credit Agreement may be increased to up to $600.0.
The interest rate applicable to loans denominated in U.S. dollars under the Amended ABL Credit Agreement will be, at the Borrower’s option, either (a) the base rate (which is the highest of  (i) the prime rate of JPMorgan Chase Bank, N.A. on such date, (ii) the greater of the then-current (A) federal funds rate set by the Federal Reserve Bank of New York and (B) rate comprised of both overnight federal and overnight LIBOR, in each case, plus 0.50%, (iii) LIBOR for a one month interest period, plus 1.00% and (iv) 1.00%), plus an applicable margin (the “Base Rate Margin”) ranging from 0.25% to 0.75%, depending on average excess availability or (b) one-, two-, three- or six-month LIBOR or, if available to all ABL Lenders, 12-month LIBOR or any shorter period (selected at the option of the Borrower), plus an applicable margin (the “LIBOR Margin” and collectively, with the Base Rate Margin, the “Applicable Margins”) ranging from 1.25% to 1.75%, depending on average excess availability. Certain “FILO” denominated loans have margins equal to the Applicable Margins, plus an additional 1.00%. Loans denominated in currencies other than U.S. dollars are subject to customary interest rate conventions and indexes, but in each case, with the same Applicable Margins. In addition, the following fees are applicable under the Amended ABL Credit Agreement: (a) an unused line fee of 0.25% per annum on the unused portion of the commitments under the Amended ABL Credit Agreement, (b) letter of credit participation fees on the aggregate stated amount of each letter of credit equal to the LIBOR Margin and (c) certain other customary fees and expenses of the lenders, letter of credit issuers and agents thereunder.

20,000,000 shares
Vertiv Holdings Co
Class A common stock
Prospectus Supplement
Joint Book-Running Managers
J.P. Morgan
Goldman Sachs & Co. LLC
BofA Securities
Citigroup
Evercore ISI
Co-Manager
Guggenheim Securities
August 12, 2020